As filed with the Securities and Exchange Commission on January 14, 2008
Registration No. 333-147269

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

XANODYNE PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	61-1369774 (I.R.S. Employer Identification Number)

One Riverfront Place
Newport, Kentucky 41071
(859) 371-6383
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gregory D. Flexter
President and Chief Executive Officer
Xanodyne Pharmaceuticals, Inc.
One Riverfront Place
Newport, Kentucky 41071
(859) 371-6383
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David E. Redlick, Esq. Brian A. Johnson, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000	Patrick O’Brien, Esq. Ropes & Gray LLP One International Place Boston, Massachusetts 02110 (617) 951-7000

Approximate date of commencement of proposed sale to public:  As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued January 14, 2008

           Shares

COMMON STOCK

Xanodyne Pharmaceuticals, Inc. is offering           shares of its common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $     and $      per share.

We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “XANO.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 8.

PRICE $      A SHARE

Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	Xanodyne

Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional          shares of our common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on          , 2008.

MORGAN STANLEY	DEUTSCHE BANK SECURITIES

Sole Bookrunning Manager	Co-Lead Manager

RBC CAPITAL MARKETS	NATIXIS BLEICHROEDER INC.

          , 2008

You should rely only on the information contained in this prospectus or in any free writing prospectus that we may authorize to be delivered to you. We have not authorized anyone to provide you with different information. We are offering to sell shares of our common stock, and seeking offers to buy shares of our common stock, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

Until          , 25 days after the commencement of this offering, all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor any of the underwriters have taken any action to permit a public offering of the shares of our common stock or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the “Risk Factors” section and our financial statements and the related notes appearing at the end of this prospectus, before making an investment decision.

XANODYNE PHARMACEUTICALS, INC.

Company Overview

We are an integrated specialty pharmaceutical company with both development and commercial capabilities focused on women’s healthcare and pain management. We market a portfolio of revenue generating products and are advancing a late stage pipeline of product candidates targeted at significant potential markets in our focus areas. A key element of our business strategy is to use revenue from sales of our marketed products to fund a significant portion of the development costs of our product candidates and the expansion of our sales and marketing infrastructure. We develop our product candidates primarily through the application of proprietary drug delivery and formulation technologies to known drug compounds in women’s healthcare, pain management and potentially other complementary therapeutic areas.

We believe that we can substantially mitigate the risks and uncertainties and reduce the time and costs typically associated with new drug development by utilizing Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act, or the FDCA, for approval of most of our product candidates. This development pathway provides the potential for expedited development of new formulations of existing compounds by enabling the applicant to rely in part on the findings of safety and efficacy of a product already approved by the U.S. Food and Drug Administration, or the FDA, in support of the applicant’s new drug application, or NDA, for the new formulation. We have submitted the NDA for our first product candidate and expect to submit NDAs for our other two clinical stage product candidates under Section 505(b)(2) of the FDCA.

We are led by an executive team with substantial experience in identifying, developing and commercializing significant new products at other specialty pharmaceutical companies. Our current commercial capabilities provide us a marketing presence with both high prescribing pain specialists and women’s healthcare physicians. We believe that we will be able to readily scale these capabilities to commercialize additional products from our pipeline to these types of physicians, subject to completing clinical development and obtaining regulatory approval.

The following table summarizes key information about our product candidates in clinical development.

Active
	Pharmaceutical	Method of
Product Candidate	Ingredient	Administration	Primary Indication	Development Status

Zipsor®	Diclofenac	Immediate release oral liquid-filled soft gelatin capsule	Mild to moderate pain	NDA submitted

XP12B	Tranexamic acid	Modified release oral tablet	Reduction of menstrual blood loss in women with menorrhagia	Phase 3 ongoing

XP20B	Propoxyphene and acetaminophen	Modified release oral tablet	Mild to moderate pain	Phase 3 planned for first half of 2008

Zipsor.  Zipsor is a proprietary immediate release oral capsule formulation of diclofenac for the treatment of mild to moderate pain that is designed to provide for the fast onset of action. Zipsor is designed to provide for rapid and consistent release and systemic absorption of diclofenac and, as a result, permit use of a lower dose of diclofenac than approved oral diclofenac products for pain while also producing fast analgesia. As a result, we believe Zipsor may reduce unnecessary systemic exposure to the drug. Diclofenac is a non-steroidal anti-inflammatory drug, or NSAID, that has been marketed in the United States since 1988, including for the treatment of mild to moderate pain and inflammation, including the symptoms of arthritis. In four recently completed pivotal Phase 3 clinical trials of Zipsor, the product candidate achieved the primary efficacy endpoint of the trial and was well tolerated by trial participants. Because these Phase 3 clinical trials used two acute pain models, we expect physicians to prescribe Zipsor, if approved by the FDA, primarily for acute pain. We submitted a Section 505(b)(2) NDA for Zipsor to the FDA in September 2007. Under the Prescription Drug User Fee Act, or PDUFA, guidelines, the PDUFA date for our NDA is July 21, 2008, which is the date we expect the FDA to take an action with respect to this application.

XP12B.  XP12B is a tranexamic acid modified release oral tablet for the reduction of menstrual blood loss in women who suffer from menorrhagia, or excessive menstrual bleeding. According to an article published in the Journal of Women’s Health and Gender-Based Medicine in 2002 entitled, A Survey of Gynecologists Concerning Menorrhagia: Perceptions of Bleeding Disorders as a Possible Cause, approximately 9% to 14% of otherwise healthy women are believed to have this disorder, for which there are currently no approved pharmaceutical products in the United States. Immediate release tranexamic acid products with a total daily dose comparable to XP12B have been marketed outside the United States for the treatment of menorrhagia for more than 30 years. XP12B’s proprietary formulation technology is designed to provide for the controlled release of tranexamic acid to improve general tolerability in comparison with these immediate release products. We currently are conducting a Phase 3 clinical program for XP12B in the United States based on agreements with the FDA under the special protocol assessment, or SPA, process with respect to several elements of the program. We expect to complete this Phase 3 clinical program in mid-2008. If the results of this program are favorable, we expect to submit a Section 505(b)(2) NDA for XP12B to the FDA in late 2008 or early 2009. The FDA has granted XP12B fast track designation for the reduction of menstrual blood loss in women with menorrhagia. Fast track designation is generally reserved for products that are intended for the treatment of serious or life threatening conditions and demonstrate the potential to address unmet medical needs for the condition. In addition, we recently licensed rights to a pro-drug of tranexamic acid that is covered by a U.S. composition of matter patent, which we plan to develop as a follow on product for this indication and potentially other excessive bleeding indications. A pro-drug metabolizes in the body into the active compound. We believe that the pro-drug may exhibit more favorable pharmaceutical properties compared to tranexamic acid, including improved oral bioavailability.

XP20B.  XP20B is a combination propoxyphene and acetaminophen modified release oral tablet for the treatment of mild to moderate pain. XP20B’s proprietary formulation technology is designed to provide for dosing every eight hours. In contrast, all approved propoxyphene and acetaminophen combination products are dosed every four to six hours as needed for pain. If approved by the FDA, we expect to market XP20B as a line extension under our Darvocet brand. According to Verispan, for the 12 months ended June 30, 2007, approximately 87% of new prescriptions in the United States for propoxyphene and acetaminophen combination products were written specifically for Darvocet. These prescriptions are usually filled with generic equivalents. If XP20B is approved, we believe that Darvocet’s high brand awareness will be an important factor in our efforts to convert physicians who prescribe Darvocet in its current immediate release formulation to prescribe XP20B. Propoxyphene is a widely used mild opioid that has been marketed in the United States for the treatment of pain in an immediate release form, both in combination with acetaminophen and without acetaminophen, for several decades. We expect to initiate Phase 3 clinical development of this product candidate in the United States in the first half of 2008.

We currently sell ten products in the United States, consisting of nine FDA approved pharmaceuticals and a line of prenatal vitamins. We actively promote the two marketed products that we believe are responsive to promotional efforts, our Duet line of prescription prenatal vitamins and Oramorph SR, with our 96 person U.S. specialty sales force. We also promote Oramorph SR to provide our sales force with experience in the pain management market, including establishing relationships with key physicians in this market. The Duet line consists of prescription multivitamin and multimineral dietary supplements indicated for use in improving the nutritional status of women throughout pregnancy and in the post-natal period. Oramorph SR is a sustained release morphine oral tablet that is indicated for the relief of pain in patients who require opioid analgesics for more than a few days. These two promoted products generated net product sales of $21.2 million in 2006 and $16.1 million for the nine months ended September 30, 2007. The eight products that we do not actively promote include the well known opioids Darvocet®, Darvon® and Roxicodone®. Most of these eight products are indicated for the relief of pain.

These eight non-promoted products generated net product sales of $43.1 million in 2006 and $38.6 million for the nine months ended September 30, 2007. We rely on brand reputation and awareness among physicians and patients to generate ongoing market demand for and sales of these eight products without promotional efforts by us.

We have used, and expect to continue to use, revenue from sales of our marketed products to fund a significant portion of the development costs of our late stage product candidates and the expansion of our sales and marketing infrastructure. We believe that this approach will reduce the amount of additional funds that we will need to raise from external sources as we advance the development of our product pipeline and will enable us to commercialize our product candidates without the need to enter into collaboration, co-promotion, distribution or other similar arrangements.

Competitive Strengths

Our goal is to become a leading integrated specialty pharmaceutical company that develops and commercializes new products for significant markets in our focus areas of women’s healthcare and pain management. We believe our key competitive strengths to help us achieve this goal include the following:

•	significant late stage product opportunities in Zipsor, XP12B and XP20B;

•	ten currently marketed products that generate revenue to support our commercial organization and new product development;

•	proprietary drug delivery and formulation technologies;

•	focus on specialty markets, including women’s healthcare and pain management, with an established sales force; and

•	extensive management expertise in specialty pharmaceutical commercialization, including business development, clinical and regulatory affairs and sales and marketing.

Our History

We commenced active operations in 2001. We acquired most of our currently marketed products and our product candidates through two strategic acquisitions. We obtained rights to the Duet product line through our stock for stock merger with Integrity Pharmaceutical Corporation in February 2004. We obtained the rights to Oramorph SR, Zipsor, XP20B and most of our non-promoted marketed products through our acquisition of substantially all of the marketed pharmaceutical products and product candidates of AAIPharma Inc. for cash in July 2005. We have developed XP12B internally.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include the following:

•	We have a short operating history and have not received approval from the FDA for any drugs that we have developed or are developing.

•	We have incurred significant operating losses in each year since inception. Our net loss was $122.4 million in 2005, $28.3 million in 2006 and $26.4 million for the nine months ended September 30, 2007. As of September 30, 2007, our accumulated deficit was $222.1 million.

•	We do not expect our currently marketed products to generate revenue that is sufficient for us to achieve profitability because we expect to continue to incur significant expenses as we advance the development of our product candidates, seek FDA approval for our product candidates that successfully complete clinical trials and expand our sales force and marketing capabilities to prepare for the commercial launch of these product candidates. We may never generate product revenue that is sufficient to achieve profitability. We depend heavily on the success of our most advanced product candidates, particularly Zipsor and XP12B.

•	It is uncertain whether any of our product candidates under development will become effective treatments. All of our product candidates, other than Zipsor, are undergoing clinical trials or are in earlier stages of development, and failure is common and can occur at any stage of development. Failure to obtain regulatory approval for a product candidate will prevent us from commercializing the product candidate.

•	Although we have licensed a U.S. composition of matter patent covering the pro-drug of tranexamic acid, patent protection is not available for composition of matter claims directed to the active pharmaceutical ingredients of our current clinical stage product candidates.

•	The commercial success of our currently marketed products and any additional products that we successfully develop will depend upon the degree of market acceptance by physicians, patients, healthcare payors and others in the medical community.

Our Corporate Information

We were incorporated under the laws of the State of Delaware in May 2000 under the name UBE Pharmaceuticals, Inc. We changed our name to Xanodyne Pharmacal, Inc. in June 2001 and to Xanodyne Pharmaceuticals, Inc. in February 2004. Our principal executive offices are located at One Riverfront Place, Newport, Kentucky 41071 and our telephone number is (859) 371-6383. Our website address is www.xanodyne.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

In this prospectus, unless otherwise stated or the context otherwise requires, references to “Xanodyne,” “we,” “us,” “our” and similar references refer to Xanodyne Pharmaceuticals, Inc. The Xanodyne logo, Duet®, Oramorph®, Roxicodone®, Darvocet®, Darvon®, Duraclon®, Amicar®, Hycet® and Zipsor® are our registered trademarks. Roxanoltm is our trademark. The other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third party research, surveys and studies are reliable, we have not independently verified such data.

THE OFFERING

Common stock offered	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	shares

Use of proceeds	We intend to use the net proceeds from this offering to fund the commercial launch, subject to FDA approval, of Zipsor and Phase 3 clinical development of XP12B and XP20B and the balance for working capital, capital expenditures and other general corporate purposes. We may use a portion of the net proceeds to acquire or license other products, businesses or technologies. See “Use of Proceeds.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed NASDAQ Global Market symbol	“XANO”

The number of shares of our common stock to be outstanding after this offering is based on 4,147,292 shares of our common stock outstanding as of December 31, 2007 and also includes:

•	212,380,203 shares of our common stock issuable upon the automatic conversion of all outstanding shares of our preferred stock upon the closing of this offering; and

•	3,053,119 shares of our common stock issuable upon the automatic exercise of warrants outstanding as of December 31, 2007 held by affiliates of Silver Point Capital and Bank of America Securities at an exercise price of $0.001 per share upon the closing of this offering.

The number of shares of our common stock to be outstanding after this offering excludes:

•	13,532,462 shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2007 at a weighted average exercise price of $1.09 per share;

•	1,250,000 shares of our common stock issuable pursuant to restricted stock units outstanding as of December 31, 2007;

•	8,412,165 additional shares of our common stock available for future issuance as of December 31, 2007 under our 2007 stock incentive plan; and

•	35,437 shares of our common stock issuable upon the exercise of warrants outstanding as of December 31, 2007 held by Silicon Valley Bancshares at an exercise price of $1.74 per share.

Unless otherwise indicated, all information in this prospectus assumes:

•	no exercise of the outstanding options or restricted stock units or the warrants held by Silicon Valley Bancshares described above;

•	no exercise by the underwriters of their option to purchase up to shares of our common stock to cover over-allotments;

•	the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 212,380,203 shares of our common stock upon the closing of this offering;

•	the automatic exercise of all warrants outstanding as of December 31, 2007 held by affiliates of Silver Point Capital and Bank of America Securities for an aggregate of 3,053,119 shares of our common stock upon the closing of this offering;

•	that the warrants outstanding as of December 31, 2007 held by Silicon Valley Bancshares to purchase an aggregate of 35,437 shares of our preferred stock have become, in accordance with their terms, warrants to purchase the same number of shares of our common stock at the same exercise price per share upon the closing of this offering; and

•	the amendment and restatement of our certificate of incorporation and by-laws upon the closing of this offering.

SUMMARY FINANCIAL DATA

You should read the following summary financial data together with our financial statements and the related notes appearing at the end of this prospectus and the “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. We have derived the statements of operations data for the years ended December 31, 2004, 2005 and 2006 from our audited financial statements included in this prospectus. We have derived the statements of operations data for the nine months ended September 30, 2006 and 2007 and the balance sheet data as of September 30, 2007 from our unaudited financial statements included in this prospectus. The unaudited financial data include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of our financial position and results of operations for these periods. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our results for any interim period are not necessarily indicative of results to be expected for a full fiscal year.

The pro forma net loss per share attributable to common stockholders, the weighted average number of common shares used in computing pro forma net loss per share attributable to common stockholders and the pro forma balance sheet data set forth below give effect to the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 212,380,203 shares of our common stock upon the closing of this offering and the automatic exercise of warrants outstanding as of September 30, 3007 held by affiliates of Silver Point Capital and Bank of America Securities for an aggregate of 3,053,119 shares of our common stock upon the closing of this offering. The pro forma as adjusted balance sheet data set forth below give further effect to our issuance and sale of           shares of our common stock in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

				For the Nine Months
	For the Years Ended December 31,			Ended September 30,
	2004(1)	2005(2)	2006(3)	2006	2007
				(unaudited)
	(in thousands, except per share data)

Statements of Operations Data:
Net sales	$13,730	$52,616	$66,923	$52,579	$55,816
Cost of sales	4,915	10,126	13,532	9,813	10,790

Gross profit	8,815	42,490	53,391	42,766	45,026
Selling, general and administrative expenses	23,289	27,025	39,243	30,006	35,228
Research and development expenses	5,409	8,132	29,561	20,062	29,247
Write-off of in-process research and development	—	120,300	—	—	—
Impairment of intangibles	23,263	6,769	7,782	—	1,622

Loss from operations	(43,146)	(119,736)	(23,195)	(7,302)	(21,071)
Interest income	63	197	884	667	751
Interest expense	(46)	(2,822)	(6,774)	(4,996)	(5,977)
Other income (expense), net	599	(85)	798	806	(17)

Loss before income taxes	(42,530)	(122,446)	(28,287)	(10,825)	(26,314)
Income taxes	—	—	—	—	70

Net loss	$(42,530)	$(122,446)	$(28,287)	$(10,825)	$(26,384)

Dividend accretion on preferred stock	—	(8,214)	(18,745)	(14,015)	(14,609)
Recapitalization of preferred and common stock	—	23,649	—	—	—

Net loss attributable to common stockholders	$(42,530)	$(107,011)	$(47,032)	$(24,840)	$(40,993)

				For the Nine Months
	For the Years Ended December 31,			Ended September 30,
	2004(1)	2005(2)	2006(3)	2006	2007
				(unaudited)
	(in thousands, except per share data)

Net loss per share attributable to common stockholders — basic and diluted	$(16.30)	$(33.35)	$(13.04)	$(7.25)	$(9.90)

Weighted average number of common shares outstanding — basic and diluted	2,610	3,209	3,608	3,428	4,142

Pro forma net loss per share attributable to common stockholders (unaudited) — basic and diluted			$(0.14)		$(0.13)

Weighted average number of common shares used in computing pro forma net loss per share attributable to common stockholders (unaudited) — basic and diluted			195,256		204,942

(1)	We merged with Integrity Pharmaceutical Corporation in February 2004 and the results of Integrity are included in the financial statements from that date.

(2)	We acquired substantially all of the marketed pharmaceutical products and product candidates of AAIPharma Inc. in July 2005 and the results of the pharmaceutical assets of AAIPharma are included in the financial statements from that date.

(3)	Operating expenses for 2006 include stock-based compensation expense of $365,000.

	As of September 30, 2007
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(unaudited)
	(in thousands)

Balance Sheet Data:
Cash and cash equivalents	$31,731	$31,731	$
Working capital	15,672	15,672
Total assets	154,757	154,757
Long-term debt	62,863	62,863
Convertible preferred stock	253,582	—
Common stock	28,261	281,843
Accumulated deficit	(222,093)	(222,093)
Total stockholders’ equity	59,750	59,750

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity on a pro forma as adjusted basis by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our common stock. If any of the following risks actually occur, our business, prospects, operating results and financial condition could suffer materially. In this event, the trading price of our common stock could decline and you might lose all or part of your investment.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

Since inception, we have incurred significant operating losses. Our net loss was $122.4 million in 2005, $28.3 million in 2006 and $26.4 million for the nine months ended September 30, 2007. As of September 30, 2007, our accumulated deficit was $222.1 million. To date, we have financed our operations primarily with revenue from product sales, the proceeds of the sale of convertible preferred stock and warrants to purchase our capital stock and borrowings under debt facilities. We have devoted substantially all of our efforts to establishing a sales and marketing infrastructure, acquiring marketed products, product candidates and related technologies, commercializing our marketed products and developing our product candidates, including conducting clinical trials. We acquired all of our currently marketed products after the U.S. Food and Drug Administration, or FDA, had already approved them for marketing. We have not received approval from the FDA for any drugs that we have developed or are developing.

We expect to continue to incur significant development and commercialization expenses as we:

•	seek FDA approval for Zipsor, for which we have submitted a new drug application, or NDA, to the FDA;

•	expand our sales force and marketing capabilities to prepare for the commercial launch, subject to FDA approval, of Zipsor;

•	advance the development of our other product candidates, including XP12B and XP20B; and

•	seek regulatory approvals for our product candidates that successfully complete clinical trials.

We also expect to incur additional expenses to add operational, financial and management information systems and personnel, including personnel to support our product development efforts and our obligations as a public reporting company.

We do not expect our currently marketed products to generate revenue that is sufficient for us to achieve profitability. Instead, for us to become and remain profitable, we believe that we must succeed in commercializing additional drugs with significant market potential. This will require us to be successful in a range of challenging activities, including:

•	successfully completing clinical trials of our product candidates;

•	obtaining regulatory approval for these product candidates; and

•	manufacturing, marketing and selling those products for which we may obtain regulatory approval.

We may never succeed in these activities and may never generate revenue that is sufficient or large enough to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the market price of our common stock and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations. A decline in the market price of our common stock also could cause you to lose all or a part of your investment.

We may need substantial additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts.

We expect to continue to incur significant development expenses in connection with our ongoing activities, particularly as we conduct late stage clinical trials for our product candidates. In addition, we incur significant commercialization expenses for our currently marketed products for sales, marketing, securing commercial quantities of product from our manufacturers and distribution. We incurred total commercialization expenses of $21.5 million, representing approximately 31% of our total operating expenses, in 2006 and $20.5 million, representing approximately 32% of our total operating expenses, in the nine months ended September 30, 2007. We expect these commercialization expenses to increase in future periods if we are successful in obtaining FDA approval to market Zipsor and other product candidates. We have used, and expect to continue to use, revenue from sales of our marketed products to fund a significant portion of the development costs of our product candidates and establishing and expanding our sales and marketing infrastructure. However, we may need substantial additional funding for these purposes and may be unable to raise capital when needed or on attractive terms, which would force us to delay, reduce or eliminate our development programs or commercialization efforts.

As of September 30, 2007, we had $31.7 million of cash and cash equivalents. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, revenue from product sales and borrowing availability under our revolving line of credit, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements for at least the next 24 months. Our future capital requirements will depend on many factors, including:

•	the level of product sales from our currently marketed products and any additional products that we may market in the future;

•	the timing and outcome of the FDA’s review of the NDA for Zipsor;

•	the scope, progress, results and costs of clinical development activities for our other product candidates;

•	the costs, timing and outcome of regulatory review of our other product candidates;

•	the number of, and development requirements for, additional product candidates that we pursue;

•	the costs of commercialization activities, including product marketing, sales and distribution;

•	the costs and timing of establishing manufacturing and supply arrangements for clinical and commercial supplies of our product candidates;

•	the extent to which we acquire or invest in products, businesses and technologies;

•	the extent to which we choose to establish collaboration, co-promotion, distribution or other similar arrangements for our products and product candidates; and

•	the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims.

To the extent that our capital resources are insufficient to meet our future capital requirements, we will need to finance our cash needs through public or private equity offerings, debt financings, corporate collaboration and licensing arrangements or other financing alternatives. Our only committed external source of funds is borrowing availability under our revolving line of credit. Our ability to borrow under our revolving line of credit is subject to our satisfaction of specified conditions. Additional equity or debt financing, or corporate collaboration and licensing arrangements, may not be available on acceptable terms, if at all.

If we raise additional funds by issuing equity securities, our stockholders will experience dilution. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any debt financing or additional equity that we raise may contain terms, such as liquidation and other preferences, that are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our technologies, future revenue streams or product candidates or to grant licenses on terms that may not be favorable to us.

Our substantial indebtedness may limit cash flow available to invest in the ongoing needs of our business.

As of September 30, 2007, we had $65.0 million principal amount of secured debt outstanding and borrowing availability of $30.0 million under a revolving line of credit. We may borrow all or part of the amount available under this line of credit and incur additional indebtedness beyond such amount.

Our substantial debt combined with our other financial obligations and contractual commitments could have significant adverse consequences, including:

•	requiring us to dedicate a substantial portion of cash flow from operations to the payment of interest on, and principal of, our debt, which will reduce the amounts available to fund working capital, capital expenditures, product development efforts and other general corporate purposes;

•	increasing our vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

•	limiting our flexibility in planning for, or reacting to, changes in our business and our industry; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt.

In addition, we are vulnerable to increases in the market rate of interest because our currently outstanding secured debt and our revolving line of credit both bear interest at a variable rate. If the market rate of interest increases, we will have to pay additional interest on our outstanding debt, which would reduce cash available for our other business needs.

We intend to satisfy our current and future debt service obligations with revenue from product sales, our existing cash and cash equivalents and, in the case of principal payments at maturity, funds from external sources. However, we may not have sufficient funds or may be unable to arrange for additional financing to pay the amounts due under our existing debt facility. Funds from external sources may not be available on acceptable terms, if at all. In addition, a failure to comply with the covenants under our existing debt instruments could result in an event of default under those instruments. Furthermore, we could be required to prepay a portion of the principal amount of outstanding loans under our debt facility as a result of the occurrence of specified development and regulatory events relating to our product candidates Zipsor and XP12B. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Debt Financing” for additional information regarding these mandatory prepayment events. In the event of an acceleration of amounts due under our debt instruments as a result of an event of default or the occurrence of a mandatory prepayment event, we may not have sufficient funds or may be unable to arrange for additional financing to repay our indebtedness or to make any accelerated payments, and the lenders could seek to enforce security interests in the collateral securing such indebtedness. Because of the covenants under our existing debt instruments and the pledge of our assets as collateral, we have a limited ability to obtain additional debt financing.

Our short operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We have a short operating history. We commenced active operations in 2001. We acquired most of our currently marketed products and our product candidates through two strategic acquisitions, one in February 2004 and the other in July 2005. We began promoting our first product, the Duet line of prenatal vitamins, following our acquisition of Integrity Pharmaceutical Corporation in February 2004. We have not demonstrated our ability to obtain regulatory approval of any product candidate or initiate sales and marketing activities for successful commercialization of a newly approved product. As a new business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition from a company with a focus on product development and limited commercial capabilities to a company capable of supporting more extensive commercial activities. We may not be successful in such a transition.

Risks Related to Product Development

We depend heavily on the success of our most advanced product candidates, particularly Zipsor and XP12B. All of our product candidates, other than Zipsor, are still in development. Clinical trials of our product candidates may not be successful. If we are unable to commercialize Zipsor or XP12B, or experience significant delays in doing so, our business will be harmed, possibly materially.

We have invested a significant portion of our efforts and financial resources in the development of our most advanced product candidates, Zipsor and XP12B. We acquired the rights to Zipsor from AAIPharma Inc. in July 2005 and have developed XP12B internally. From July 2005 through September 30, 2007, we had incurred research and development expenses of approximately $10.5 million directly attributable to the development of Zipsor. As of September 30, 2007, we had incurred research and development expenses of approximately $38.1 million directly attributable to the development of XP12B. These amounts do not include unallocated salaries, benefits and other indirect costs for research and development. Our ability to achieve profitability, if ever, will depend heavily on the successful development and eventual commercialization of these product candidates. The commercial success of our product candidates will depend on many factors, including:

•	successful completion of clinical trials;

•	receipt of marketing approvals from the FDA;

•	establishing commercial manufacturing arrangements with third party manufacturers;

•	launching commercial sales of the product;

•	acceptance of the product by patients, the medical community and third party payors;

•	competition from other therapies;

•	achieving and maintaining compliance with all regulatory requirements applicable to the product; and

•	a continued acceptable safety profile of the product following approval.

If we are not successful in commercializing any of our lead product candidates, or are significantly delayed in doing so, our business will be harmed, possibly materially.

If our clinical trials do not demonstrate safety and efficacy in humans, we may experience delays, incur additional costs and ultimately be unable to commercialize our product candidates.

Before obtaining regulatory approval for the sale of our product candidates, we must conduct, at our own expense, extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and uncertain as to outcome. The outcome of early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Even if early phase clinical trials are successful, it is necessary to conduct additional clinical trials in larger numbers of patients taking the drug for longer periods before seeking approval from the FDA to market and sell a drug in the United States. Clinical data is often susceptible to varying interpretations, and many companies that have believed their products performed satisfactorily in clinical trials have nonetheless failed to obtain FDA approval for their products. Similarly, even if clinical trials of a product candidate are successful in one indication, clinical trials of that product candidate for other indications may be unsuccessful. A failure of one or more of our clinical trials can occur at any stage of testing.

We may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates, including:

•	regulators or institutional review boards may not authorize us to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or we may abandon projects that we expect to be promising;

•	the number of patients required for our clinical trials may be larger than we anticipate, enrollment in our clinical trials may be slower than we anticipate, or participants may drop out of our clinical trials at a higher rate than we anticipate;

•	our third party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner;

•	we might have to suspend or terminate our clinical trials if the participants are being exposed to unacceptable health risks;

•	regulators or institutional review boards may require that we hold, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;

•	the cost of our clinical trials may be greater than we anticipate;

•	the supply or quality of our product candidates or other materials necessary to conduct our clinical trials may be insufficient or inadequate; and

•	the effects of our product candidates may not be the desired effects or may include undesirable side effects or the product candidates may have other unexpected characteristics.

For example, in September 2007, we discontinued development of Misodel, a product candidate that we had been developing for the promotion of cervical ripening in pregnant women, after it failed to achieve its primary efficacy endpoint in a Phase 3 clinical trial.

In response to our NDA submission for Zipsor, the FDA requested that we conduct two in vitro genetic toxicology studies to qualify an impurity in Zipsor for safety purposes. We anticipate that we will complete these toxicology studies prior to the date on which we expect the FDA to issue an action letter with respect to our NDA for Zipsor pursuant to Prescription Drug User Fee Act, or PDUFA, guidelines. The FDA also requested that we conduct an additional toxicology study in animals to qualify the impurity in Zipsor. We are engaged in discussions with the FDA about whether this additional animal toxicology study will be required and the potential design of the study. If the FDA requires that we complete this animal toxicology study as a condition to regulatory approval, we anticipate that we will not complete the study prior to the PDUFA date, which would likely delay the approval process with respect to our NDA for Zipsor.

In one of our ongoing Phase 3 clinical trials of XP12B, we are testing two doses of the product candidate in an effort to determine the minimum effective dose. If we are unable to establish the minimum effective dose in this trial, the FDA could require us to conduct an additional clinical trial before granting approval of XP12B or require us to conduct a post-marketing clinical trial to determine the minimum effective dose of XP12B.

If we are required to conduct additional clinical trials or other testing of our product candidates in addition to those that we currently contemplate, if we are unable to successfully complete our clinical trials or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

•	be delayed in obtaining marketing approval for our product candidates;

•	not be able to obtain marketing approval;

•	obtain approval for indications that are not as broad as intended; or

•	have the product removed from the market after obtaining marketing approval.

Our product development costs also will increase if we experience delays in testing or approvals. Significant clinical trial delays also could shorten the patent protection period during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to commercialize our products or product candidates.

Zipsor failed to achieve the primary efficacy endpoints in earlier clinical trials. As a result, the FDA could require us to conduct additional clinical trials before granting approval of our NDA or refuse to grant such approval.

In four recently completed pivotal Phase 3 clinical trials of Zipsor, the product candidate achieved the primary efficacy endpoint in each trial and was well tolerated by trial participants. We submitted an NDA for Zipsor to the FDA in September 2007. However, prior to completion of the four pivotal clinical trials, AAIPharma had conducted the following clinical trials of Zipsor that did not achieve the desired results.

•	As a result of a large decrease in pain intensity reported by patients in the placebo group, Zipsor failed to reach statistical significance for the primary efficacy endpoint in two Phase 3 clinical trials that AAIPharma conducted in patients with pain following arthroscopic knee surgery.

•	In a Phase 2 clinical trial that AAIPharma conducted in patients with pain following bunionectomy, or bunion removal surgery, Zipsor did not show the expected early onset of pain relief at a dose of 50 milligrams.

Although we believe that the unfavorable outcomes of these trials were likely related to poor trial design and we and AAIPharma achieved favorable results in subsequent Phase 3 clinical trials of Zipsor, the FDA could determine that the clinical trials that we have completed to date for Zipsor are not sufficient to support approval of our NDA. The FDA also could require us to conduct additional clinical trials to demonstrate the efficacy of Zipsor before granting approval of our NDA or could refuse to grant such approval at all.

If serious adverse or inappropriate side effects are identified during the development of our product candidates, we may need to abandon our development of some such product candidates.

We are unable to accurately predict when or if any of our product candidates will prove effective or safe in humans or will receive regulatory approval. If the effects of our product candidates include undesirable side effects or have characteristics that are unexpected, we may need to abandon our development of those product candidates. For example:

•	The active pharmaceutical ingredient in our product candidate XP12B is tranexamic acid. The product label for Cyklokapron®, a tranexamic acid product that is approved in the United States for short term use in patients with hemophilia during and following tooth extraction, contains a warning to the effect that focal areas of retinal degeneration have developed in cats, dogs and rats following oral or intravenous administration of tranexamic acid at doses of six to 40 times the recommended usual human dose. The product label further states that visual abnormalities represent the most frequently reported post-marketing adverse reaction of tranexamic acid for the treatment of menorrhagia in Sweden. While we have not observed any such issues to date in our clinical trials of XP12B, we have not yet completed these trials.

•	An independent drug safety monitoring board meets three times yearly to review the safety data from our Phase 3 clinical trials of XP12B. Because tranexamic acid acts to slow and diminish the breakdown of blood clots, the board evaluates any thromboembolic events that occur in these trials. In June 2005, at the time the FDA required that we establish the drug safety monitoring board, the FDA noted that we should pay particular attention to the occurrence of thrombotic and thromboembolic adverse events. In September 2004, the FDA informed us that the occurrence of any serious thrombotic adverse events will be a concern. While no such events have been reported in these trials after completing approximately 8,000 treatment cycles with more than 200 women on therapy for at least one year, we have not yet completed these trials.

•	In pharmacokinetic clinical trials of XP20B, five of the 74 trial participants experienced elevated levels of the liver enzyme alanine aminotransferase, or ALT, and three of the trial participants experienced elevated levels of the liver enzyme aspartate aminotransferase, or AST, of more than three times the upper limit of the levels normally seen in the bloodstream, which the trial protocol defined as a significant elevation. Although the ALT and AST levels of all of these participants returned to normal after they completed the trials, the FDA has required that we monitor liver enzyme levels in our Phase 3 clinical trials of XP20B. Elevated ALT and AST levels may suggest liver toxicity and have been observed in clinical trials of many acetaminophen based drugs. Based on our discussions with the FDA, we believe that the FDA is reviewing the opioid and acetaminophen combination class generally with respect to this issue.

Even if we are able to successfully complete the development of and receive regulatory approval for a product candidate, later discovery of previously unknown problems with a marketed product could require us to restrict the marketing or distribution of the product, including by limiting the indications for which the product is marketed, or withdraw the product from the market. In connection with granting approval for a product or after discovery of previously unknown problems, the FDA also could require us to conduct costly post-marketing testing and surveillance to monitor the safety or efficacy of the product.

Risks Related to Commercialization

The commercial success of our currently marketed products and any additional products that we successfully develop will depend upon the degree of market acceptance by physicians, patients, healthcare payors and others in the medical community.

Any products that we bring to the market may not gain market acceptance by physicians, patients, healthcare payors and others in the medical community. If our products do not achieve an adequate level of acceptance, we may not generate significant product revenue and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the prevalence and severity of any side effects;

•	the efficacy and potential advantages over alternative treatments;

•	the ability to offer our product candidates for sale at competitive prices, including in relation to any generic products;

•	relative convenience and ease of administration;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support; and

•	sufficient third party coverage or reimbursement.

The FDA requires that products containing the active pharmaceutical ingredients in two of our product candidates provide a standardized warning in the product labels with respect to such active pharmaceutical ingredients. Warnings of this type for pharmaceutical products are referred to as black box warnings because of the black border that usually surrounds the text of the warning. The FDA requires that the product label for NSAIDs, such as Zipsor, provide a warning that clinical trials of some NSAIDs, in particular COX-2 inhibitors, have shown an increased risk of cardiovascular thrombotic events, heart attack and stroke. The FDA requires that the product label for products, such as XP20B, that contain acetaminophen as an active pharmaceutical ingredient provide a warning that acetaminophen may cause liver damage. We expect that Zipsor and XP20B, if approved, will include these black box warnings, which could limit sales of the product candidates.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

The development and commercialization of drugs is highly competitive. We face competition with respect to our currently marketed products, our current product candidates and any products we may seek to develop or commercialize in the future. Our competitors include major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Potential competitors also include academic institutions, government agencies and other private and public research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

We face significant competition for our currently marketed products. Our currently marketed products do not have patent protection and in most cases face generic competition. All of these products face significant price competition from a range of branded and generic products for the same therapeutic indications. Although some of our currently marketed products maintain high brand awareness among physicians and patients, this advantage is generally outweighed by price as a key factor in the markets in which these products compete. Unit sales of our non-promoted products have declined over time. To date, we have mitigated the decline in unit sales by increasing the prices of these products. We expect this decline in sales unit volume to continue for our non-promoted products, and, in the future, we may be less successful in mitigating the decline in unit sales with price increases.

Given that our product development approach is to develop new formulations of existing drugs, some or all of our product candidates, if approved, may face competition from generic and branded formulations of these existing drugs, as well as significant price competition. Our product candidates, if approved, will compete with other branded and generic drugs approved for the same therapeutic indications, approved drugs used off label for such indications and novel drugs in clinical development. Our product candidates, such as XP20B, that are modified or controlled release formulations of existing products may not demonstrate sufficient additional clinical benefits to physicians to justify a higher price compared to immediate release generic equivalents with the same active pharmaceutical ingredient. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are more effective, safer, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for our product candidates.

If our product candidates are approved, we expect that they will compete principally with the following:

•	Zipsor. Diclofenac, the active pharmaceutical ingredient in Zipsor, is a non-steroidal anti-inflammatory drug, or NSAID, that is approved in the United States for the treatment of mild to moderate pain and inflammation, including the symptoms of arthritis. Both branded and generic versions of diclofenac are marketed in the United States. We expect that, if approved, Zipsor also could compete against other drugs that are widely used to treat mild to moderate pain in the acute setting. In addition, a number of other companies are developing NSAIDs in a variety of dosage forms for the treatment of mild to moderate pain and related indications. At least two companies are developing diclofenac based products that are in late stage clinical trials. Other drugs with unproven mechanisms of action also are in clinical development to treat acute pain.

•	XP12B. There currently are no approved pharmaceutical products indicated for the treatment of menorrhagia in the United States. Cyklokapron could compete with XP12B as an off label substitute. Cyklokapron is approved in intravenous and 500 milligram immediate release oral tablet formulations, although the oral tablet formulation is not marketed. XP12B contains 650 milligrams of tranexamic acid in a modified release oral tablet. Currently, the primary treatment options for menorrhagia in the United States consist of off label use of pharmaceutical therapies approved for other indications, including contraceptives, hormones and NSAIDs, such as ibuprofen, surgery and lifestyle changes. In addition, Bayer HealthCare Pharmaceuticals, Inc. and Bayer Schering Pharma AG Germany are currently conducting Phase 3 clinical development of a hormonal intrauterine device to treat menorrhagia.

•	XP20B. Propoxyphene and acetaminophen, the active pharmaceutical ingredients in XP20B, are approved in the United States in combination as an immediate release formulation for the relief of mild to moderate pain. A number of generic versions of this drug combination are available. In addition, there are many other drugs on the market or in development for the treatment of mild to moderate pain.

In some cases, insurers or other third party payors seek to encourage the use of generic products. This may have the effect of making branded products less attractive from a cost perspective to buyers. After the introduction of a generic competitor, a significant percentage of the prescriptions written for a product are typically filled with the generic version at the pharmacy, resulting in a significant loss in sales of the branded product, including for indications for which the generic version has not been approved for marketing by the FDA.

Many of our competitors may have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs or advantageous to our business. In many cases, products that compete with our currently marketed products and product candidates have well known brand names, are distributed by large pharmaceutical companies with substantial resources and have achieved widespread acceptance among physicians and patients. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

Our ability to remain competitive in the marketplace is also affected by our ability to compete successfully with other specialty pharmaceutical companies for product and product candidate acquisition and in-licensing opportunities. Some of these competitors include Cephalon, Inc., Shire Pharmaceuticals Group plc, Endo Pharmaceuticals Holdings Inc. and Forest Laboratories, Inc. These established companies may have a competitive advantage over us due to their size and financial resources.

Negative publicity regarding any of our products or product candidates could delay or impair our ability to market any such product, delay or prevent approval of any such product candidate and may require us to spend time and money to address these issues.

A number of our products and product candidates are for the treatment of pain, and many of them are controlled substances that contain opioids as active ingredients. Products used to treat and manage pain, in particular opioids, are, from time to time, subject to negative publicity, including with respect to illegal use, overdoses, abuse, diversion, serious injury and death.

For example, Oxycontin® by Purdue Pharma has been the subject of numerous negative publicity campaigns and lawsuits due to its potential for, and evidence of its widespread, abuse and diversion. Oxycontin contains the active pharmaceutical ingredient oxycodone in a controlled release formulation. Oxycodone also is the active pharmaceutical ingredient in our product Roxicodone. From time to time, Roxicodone receives negative attention in publicity relating to Oxycontin even though Roxicodone is a lower dose, immediate release formulation of oxycodone.

In addition, periodically, there is negative publicity related to the potential toxicity of propoxyphene. Propoxyphene is the active pharmaceutical ingredient in Darvon and one of two active pharmaceutical ingredients, together with acetaminophen, in Darvocet and XP20B. For example, the consumer advocacy organization Public Citizen, in a Citizen Petition submitted to the FDA in February 2006, requested that the FDA immediately begin the phased removal of all drugs containing propoxyphene from the marketplace based on the drug’s toxicity relative to its efficacy and its tendency to induce psychological and physical dependence and tolerance. In April 2006, we provided comments to the FDA opposing this Citizen Petition on the bases that, among other things, it does not meet the legal standard for withdrawing approval of an application for a drug product and that it does not present any significant new evidence from a similar Citizen Petition submitted to the FDA in 1978, which the FDA subsequently denied. To date, the FDA has not made a final determination regarding the Citizen Petition. Although we are not a party to this proceeding, if the FDA granted the Citizen Petition and began the phased removal of propoxyphene from the market, our product sales for Darvon and Darvocet would be eliminated and we would likely be forced to terminate the development of XP20B and any other product candidate containing propoxyphene.

In 2005, the U.K. Medicines and Healthcare Products Regulatory Agency initiated the phased withdrawal of propoxyphene hydrochloride products from the market after determining that the risk of toxicity in overdose, both accidental and deliberate, was unacceptable. Darvocet, Darvon and XP20B use the napsylate salt of propoxyphene because the body tends to absorb it more slowly than the hydrochloride salt of propoxyphene. The slower absorption of the napsylate salt assists in the controlled release of XP20B and may help to mitigate adverse effects associated with a rapid change in propoxyphene concentration in the blood serum.

In January 2007, the FDA noted to us in a meeting its concerns about the known liver toxicity of propoxyphene and acetaminophen combination products. This issue is currently under discussion both inside and outside the FDA. As a result of the FDA’s concerns regarding liver toxicity, the FDA informed us that a policy change may occur at a later date with respect to acetaminophen and opioid combination products. Any such future policy change could adversely affect our ability to obtain approval of and to market XP20B.

If any of our products or any similar products distributed by other companies prove to be, or are asserted to be, harmful to consumers, our ability to successfully market and sell our products could be impaired. Because of our dependence on patient and physician perceptions, any adverse publicity associated with illness or other adverse effects resulting from the use or misuse of our products or any similar products distributed by other companies could limit the commercial potential of our products.

If we are unable to expand our sales force and marketing capabilities, the commercial opportunity for our products and product candidates may be diminished.

We have built a commercial organization, consisting of our sales department, including our sales force, sales management, sales logistics and sales administration, and our marketing department, that currently focuses on marketing and selling our two promoted products. As of December 31, 2007, this organization included a 96 person U.S. specialty sales force that separately calls on both high prescribing pain specialists and women’s healthcare physicians. However, to date we have not sought to commercialize a newly approved product. We plan to expand our specialty sales force as we prepare for the commercial launch, subject to FDA approval, of Zipsor, by recruiting additional sales professionals. If we successfully complete the development of and receive FDA approval to market XP12B and XP20B, we expect to further expand our specialty sales force to promote these additional products. In addition, we currently are in the process of expanding our marketing team to prepare for the potential commercial launch of Zipsor.

We may not be able to attract, hire, train and retain qualified sales and marketing personnel to augment our existing capabilities in the manner or on the timeframe that we are currently planning. If we are not successful in our efforts to expand our sales force and marketing capabilities, our ability to independently market and sell any product candidates that we successfully bring to market will be impaired. In such an event, we would likely need to establish a collaboration, co-promotion, distribution or other similar arrangement to market and sell the product candidate. However, we might not be able to enter into such an arrangement on terms that are favorable to us, if at all.

Expanding our sales force and marketing group will be expensive and time consuming and could delay a product launch. Companies such as ours typically expand their sales force and marketing capabilities for a product prior to it being approved by the FDA so that the drug can be commercialized upon approval. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed as a result of FDA requirements or other reasons, we would incur the expense of the additional sales and marketing personnel prior to being able to realize any revenue from the sales of the product candidate. This may be costly, and our investment would be lost if we cannot retain our sales and marketing personnel. Even if we are able to effectively expand our sales force and marketing capabilities, our sales force and marketing teams may not be successful in commercializing our products.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We face an inherent risk of product liability exposure related to the sale of our currently marketed products and any other products that we successfully develop and the testing of our product candidates in human clinical trials. If we cannot successfully defend ourselves against claims that our products or product candidates caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for our products or any products that we may develop;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	withdrawal of a product from the market;

•	costs to defend the related litigation;

•	substantial monetary awards to trial participants or patients;

•	diversion of management time and attention;

•	loss of revenue; and

•	the inability to commercialize any products that we may develop.

We have product liability insurance for coverage up to a $22 million annual aggregate limit and subject to a per claim deductible. The amount of insurance that we currently hold may not be adequate to cover all liabilities that we may incur. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost and we may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise.

If our suppliers and contract manufacturers cannot obtain quotas from the DEA to supply us with our currently marketed products and product candidates that are regulated by the DEA as Schedule II controlled substances, or if these quotas are insufficient, we may be unable to meet commercial demand or complete our clinical trials.

Our products Oramorph SR, Roxicodone, methadone injection, Roxanol and Hycet and propoxyphene, the active pharmaceutical ingredient in Darvocet, Darvon and XP20B, in bulk form are regulated by the U.S. Drug Enforcement Administration, or the DEA, as Schedule II controlled substances and subject to annual manufacturing quotas established by the DEA. As a result, our suppliers and contract manufacturers may be unable to provide us with sufficient quantities of these products for us to meet commercial demand. The DEA requires substantial evidence and documentation of expected legitimate medical and scientific needs before assigning quotas to manufacturers. Although we have adopted a production planning program in an effort to minimize the risks associated with shortages of these products, unexpected market requirements or problems with third party facilities, among other factors, could result in shortages of one or more of these products. If our commercial requirements of these products exceed the applicable DEA quotas, our suppliers and contract manufacturers would need to apply to the DEA for a quota adjustment. However, the DEA has substantial discretion in determining whether to make any such adjustment and may decide not to do so. In addition, we are subject to strict regulatory restrictions on our handling, sale and distribution of our controlled substance products, including security, recordkeeping and reporting obligations enforced by the DEA. Our failure to comply with these requirements could result in the loss of our DEA registration, significant restrictions on our controlled substance products, civil penalties or criminal prosecution.

Risks Related to Our Dependence on Third Parties

We use third parties to manufacture all of our products and product candidates. This may increase the risk that we will not have sufficient quantities of our products or product candidates or such quantities at an acceptable cost, which could result in clinical development and commercialization of our product candidates being delayed, prevented or impaired.

We do not own or operate, and have no plans to establish, any manufacturing facilities for our products or product candidates. We have limited personnel with experience in drug manufacturing and we lack the resources and the capabilities to manufacture any of our products or product candidates on a clinical or commercial scale.

We currently rely, and expect to continue to rely, on third parties for supply of the active pharmaceutical ingredients in our products and product candidates, the manufacture of the finished forms of these drugs and packaging. The current manufacturers of our products and product candidates are, and any future third party manufacturers that we enter into agreements with will likely be, our sole suppliers of our product candidates for a significant period of time. These manufacturers are commonly referred to as single source suppliers. As a result of these exclusive arrangements, some of our contracts prohibit us from using alternative manufacturers or suppliers for the products supplied under these contracts, which prevents us from diversifying manufacturing and supply sources.

We have entered into manufacturing agreements with Boehringer Ingelheim Roxane, Inc., DSM Pharmaceuticals, Inc., JB Laboratories Inc. and AAIPharma for various of our currently marketed products. See “Business — Manufacturing” for additional information regarding these manufacturing agreements. In addition, we currently purchase clinical supplies of our product candidates from third party manufacturers on a purchase order basis under short-term supply agreements. We do not have any long-term supply agreements for our product candidates. If any of these manufacturers should become unavailable to us for any reason, we may be unable to conclude agreements with replacements on favorable terms, if at all, and may be delayed in identifying and qualifying such replacements. In any event, identifying and qualifying a new third party manufacturer could involve significant costs associated with the transfer of the active pharmaceutical ingredient or finished product manufacturing process. A change in manufacturer requires formal approval by the FDA before the new manufacturer may produce commercial supplies of our products. This approval process typically takes a minimum of 12 to 18 months and, during that time, we may face a shortage of supply of our products.

Reliance on third party manufacturers entails risks to which we would not be subject if we manufactured products or product candidates ourselves, including:

•	reliance on the third party for regulatory compliance and quality assurance;

•	the possible breach of the manufacturing agreement by the third party because of factors beyond our control; and

•	the possible termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or inconvenient for us.

Our products and product candidates may compete with other products and product candidates for access to manufacturing facilities. There are a limited number of manufacturers that operate under current good manufacturing practice, or cGMP, regulations and that are both capable of manufacturing for us and willing to do so. If the third parties that we engage to manufacture a product for commercial sale or for our clinical trials should cease to continue to do so for any reason, we likely would experience delays in obtaining sufficient quantities of our products for us to meet commercial demand or in advancing our clinical trials while we identify and qualify replacement suppliers. If for any reason we are not able to obtain adequate supplies of our product candidates or the drug substances used to manufacture them, it will be more difficult for us to develop our product candidates and compete effectively.

Our current and anticipated future dependence upon others for the manufacture of our products and product candidates may adversely affect our profit margins and our ability to develop product candidates and commercialize any additional products that receive regulatory approval on a timely and competitive basis.

We rely on our third party manufacturers for compliance with applicable regulatory requirements. This may increase the risk of sanctions being imposed on us or on a manufacturer of our products or product candidates, which could result in our inability to obtain sufficient quantities of these products or product candidates.

Our manufacturers may not be able to comply with cGMP regulations or other regulatory requirements or similar regulatory requirements outside the United States. DEA regulations also govern facilities where controlled substances are manufactured. Our manufacturers are subject to DEA registration requirements and unannounced inspections by the FDA, the DEA, state regulators and similar regulators outside the United States. Our failure, or the failure of our third party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including:

•	fines;

•	injunctions;

•	civil penalties;

•	failure of regulatory authorities to grant marketing approval of our product candidates;

•	delays, suspension or withdrawal of approvals;

•	suspension of manufacturing operations;

•	license revocation;

•	seizures or recalls of products or product candidates;

•	operating restrictions; and

•	criminal prosecutions.

Any of these sanctions could significantly and adversely affect supplies of our products and product candidates.

We rely on third parties to conduct our clinical trials, and those third parties may not perform satisfactorily, including failing to meet established deadlines for the completion of such trials.

We do not independently conduct clinical trials for our product candidates. We rely on third parties, such as contract research organizations, clinical data management organizations, medical institutions and clinical investigators, to perform this function. In particular, we are relying on LBR Regulatory and Clinical Consulting Services to conduct our ongoing Phase 3 clinical program for XP12B and AAIPharma to conduct our planned Phase 3 clinical program for XP20B. Our reliance on these third parties for clinical development activities reduces our control over these activities. We are responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with standards, commonly referred to as Good Clinical Practices, for conducting, recording, and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, regulatory approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates.

For example, in early 2007, the FDA notified us and many other pharmaceutical companies about concerns regarding the reliability of studies conducted by MDS Pharma Services between 2000 and 2004. As a result, the FDA requested that the affected companies validate, confirm or repeat bioequivalence studies previously conducted by MDS. During development of Misodel, MDS had conducted a pharmacokinetic clinical trial of the product candidate. Because of the FDA request, we repeated the pharmacokinetic clinical trial of Misodel previously performed by MDS. If we had continued the development of Misodel, the need to repeat the pharmacokinetic clinical trial could have delayed our application for or FDA action with respect to regulatory approval of this product candidate.

We are party to a master services agreement with AAIPharma under which we are obligated to use AAIPharma, with specified exceptions, to provide all our requirements for particular development, support and clinical trial services with respect to XP20B and Zipsor. Although AAIPharma is obligated to use commercially reasonable efforts to perform these services, if it fails to provide the agreed upon service deliverables, we would not have the right to terminate the agreement or use an alternate provider to perform such services. In this situation, our only right would be a refund of all fees that we paid relating to such deliverables. As a result, our development of the applicable product candidate would likely be significantly delayed.

The concentration of our product sales to only a few wholesale distributors increases the risk that we will not be able to effectively distribute our products if we need to replace any of these customers, which would cause our sales to decline.

The majority of our sales are to a small number of pharmaceutical wholesale distributors, which in turn sell our products primarily to retail pharmacies, which ultimately dispense our product to the end consumers. In 2006, McKesson Corporation accounted for 38.5% of our total gross sales, Cardinal Health accounted for 31.5% of our total gross sales and Amerisource Bergen accounted for 17.0% of our total gross sales.

If any of these customers cease doing business with us or materially reduce the amount of product they purchase from us and we cannot conclude agreements with replacement wholesale distributors on commercially reasonable terms, we might not be able to effectively distribute our products through retail pharmacies. The possibility of this occurring is exacerbated by the recent significant consolidation in the wholesale drug distribution industry, including through mergers and acquisitions among wholesale distributors and the growth of large retail drugstore chains. As a result, a small number of large wholesale distributors control a significant share of the market.

Any collaboration arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our product candidates.

Although it is not part of our business model generally to seek collaboration arrangements with pharmaceutical or biotechnology companies for the development or commercialization of our product candidates, we may enter into collaboration arrangements in the future on a selective basis. Any future collaborations that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations.

Disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercializing the applicable product candidate and, in some cases, termination of the collaboration arrangement. These disagreements can be difficult to resolve if neither of the parties has final decision making authority.

Collaborations with pharmaceutical companies and other third parties often are terminated or allowed to expire by the other party. Any such termination or expiration would adversely affect us financially and could harm our business reputation.

Risks Related to Intellectual Property

If we are unable to obtain and maintain protection for the intellectual property relating to our technology and products, the value of our technology and products will be adversely affected.

Our success will depend in part on our ability to obtain and maintain protection for the intellectual property covering or incorporated into our technology and products. The patent situation in the field of pharmaceuticals is highly uncertain and involves complex legal and scientific questions. We may not be able to obtain additional issued patents relating to our technology or products. Even if issued, patents issued to us or our licensors may be challenged, narrowed, invalidated, held to be unenforceable or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection we may have for our products. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection.

Our patents also may not afford us protection against competitors with similar technology. Because patent applications in the United States and many other jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in the scientific literature often lag behind actual discoveries, neither we nor our licensors can be certain that we or they were the first to make the inventions claimed in our or their issued patents or pending patent applications, or that we or they were the first to file for protection of the inventions set forth in these patent applications. If a third party has also filed a U.S. patent application covering our product candidates or a similar invention, we may have to participate in an adversarial proceeding, known as an interference, declared by the U.S. Patent and Trademark Office to determine priority of invention in the United States. The costs of these proceedings could be substantial and it is possible that our efforts could be unsuccessful, resulting in a loss of our U.S. patent position. In addition, patents generally expire, regardless of the date of issue, 20 years from the earliest claimed non-provisional filing date. We are not able to accurately predict the remaining lengths of the applicable patent term following regulatory approval of any of our product candidates.

Our currently marketed products do not have patent protection and in most cases face generic competition. In addition, although we own or exclusively license U.S. patents and patent applications with claims directed to the pharmaceutical formulations of our product candidates, methods of use of our product candidates to treat particular conditions, delivery systems for our product candidates, delivery profiles of our product candidates and methods for producing our product candidates, patent protection is not available for composition of matter claims directed to the active pharmaceutical ingredients of our current clinical stage product candidates. Our patent protection for our clinical stage product candidates is limited to the following:

•	Zipsor. We hold an exclusive worldwide license from AAIPharma that includes rights to an issued U.S. patent with claims to the formulation of a pharmaceutical product, such as Zipsor, that consists of the formulation technology ProSorb® in combination with diclofenac. This patent also includes claims to the use of ProSorb to facilitate the rapid, consistent and complete absorption of diclofenac from the gastrointestinal tract. This patent expires in 2019.

•	XP12B. We own all worldwide rights to the formulation technology used in XP12B. These rights include four U.S. patent applications with claims to various aspects of the formulation of XP12B and the use of this formulation to prevent or mitigate a bolus release of tranexamic acid in the stomach. If issued, the claims reflected in these patent applications would expire beginning in 2023.

•	XP20B. We hold an exclusive worldwide license from AAIPharma to the formulation technology used in XP20B. This license includes a U.S. patent application with claims to the formulation of a modified release oral tablet, such as XP20B, that consists of an immediate release and an extended release form of acetaminophen with or without a second active pharmaceutical ingredient, such as an opioid or an opioid-like analgesic, and the use of this formulation to treat pain. Prosecution of this patent application in the United States has not yet begun. If issued, the claims reflected in this patent application would expire in 2026.

Our collaborators and licensors may not adequately protect our intellectual property rights. These third parties may have the first right to maintain or defend our intellectual property rights and, although we may have the right to assume the maintenance and defense of our intellectual property rights if these third parties do not, our ability to maintain and defend our intellectual property rights may be comprised by the acts or omissions of these third parties. For example, under our license arrangement with AAIPharma for Zipsor and XP20B, AAIPharma generally is responsible for prosecuting and maintaining patent rights, although we have the right to support the continued prosecution or maintenance of the patent rights if AAIPharma fails to do so. In addition, both AAIPharma and we have the right to pursue claims against third parties for infringement of the patent rights.

Because our current clinical stage product candidates lack composition of matter protection for the active pharmaceutical ingredient, competitors will be able to offer and sell products with the same active pharmaceutical ingredient as our products so long as these competitors do not infringe any other patents that we hold, including our formulation and method of use patents. However, method of use patents, in particular, are more difficult to enforce than composition of matter patents because of the risk of off label sale or use of the subject compounds. Physicians are permitted to prescribe an approved product for uses that are not described in the product’s labeling. Although off label prescriptions may infringe our method of use patents, the practice is common across medical specialties and such infringement is difficult to prevent or prosecute. Off label sales would limit our ability to generate revenue from the sale of our product candidates, if approved for commercial sale. In addition, if a third party were able to design around our formulation and process patents and create a different formulation using a different production process not covered by our patents or patent applications, we would likely be unable to prevent that third party from manufacturing and marketing its product.

Trademark protection of our products may not provide us with a meaningful competitive advantage.

We use trademarks on most of our currently marketed products and believe that having distinctive marks is an important factor in marketing those products, particularly Darvocet, Darvon and Roxicodone. Distinctive marks may also be important for any additional products that we successfully develop and commercially market. However, we generally do not expect our marks to provide a meaningful competitive advantage over other branded or generic products. We believe that efficacy, safety, convenience, price, the level of generic competition and the availability of reimbursement from government and other third party payors are and are likely to continue to be more important factors in the commercial success of our products and, if approved, our product candidates. For example, physicians and patients may not readily associate our trademark with the applicable product or active pharmaceutical ingredient. In addition, prescriptions written for a branded product are typically filled with the generic version at the pharmacy, resulting in a significant loss in sales of the branded product, including for indications for which the generic version has not been approved for marketing by the FDA. Competitors also may use marks or names that are similar to our trademarks. If we initiate legal proceedings to seek to protect our trademarks, the costs of these proceedings could be substantial and it is possible that our efforts could be unsuccessful.

If we fail to comply with our obligations in our intellectual property licenses with third parties, we could lose license rights that are important to our business.

We have acquired rights to most of our product candidates under license agreements with third parties and expect to enter into additional licenses in the future. These licenses provide us rights to third party intellectual property that is necessary for our business. For example, we acquired from AAIPharma the exclusive worldwide right to develop and commercialize Zipsor and XP20B. Pursuant to our agreement with AAIPharma, we obtained an exclusive license to use know-how and trademarks to commercialize Darvon and Darvocet and any other pharmaceutical product, such as XP20B, containing the active pharmaceutical propoxyphene in the United States. In addition, we acquired from XenoPort, Inc. the exclusive right in the United States to develop and commercialize pharmaceutical products containing any of a specified set of pro-drugs of tranexamic acid for the treatment of excessive bleeding, menorrhagia and other indications.

Our existing licenses impose, and we expect that future licenses will impose, various development and commercialization, milestone payment, royalty, sublicensing, patent protection and maintenance, insurance and other obligations on us. For example, we have agreed with XenoPort to use commercially reasonable efforts to undertake all development and regulatory activities in accordance with the relevant development plan and, solely with respect to products containing a covered pro-drug of tranexamic acid, in accordance with any timelines specified in such development plan. We also are obligated to use commercially reasonable efforts to develop and commercially launch a product containing a covered pro-drug of tranexamic acid for the treatment of menorrhagia in the United States as soon as practicable, and thereafter to maximize sales of such licensed product in the United States. If we fail to comply with these obligations or otherwise breach the license agreement, the licensor may have the right to terminate the license in whole, terminate the exclusive nature of the license or bring a claim against us for damages. Any such termination or claim could prevent or impede our ability to market any product that is covered by the licensed patents. Even if we contest any such termination or claim and are ultimately successful, our results of operations and stock price could suffer. In addition, upon any termination of a license agreement, we may be required to license to the licensor any related intellectual property that we developed.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected.

In addition to patented technology, we rely upon unpatented proprietary technology, processes and know-how. We seek to protect our unpatented proprietary information in part by confidentiality agreements with our employees, consultants and third parties. These agreements may be breached and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently developed by competitors. If we are unable to protect the confidentiality of our proprietary information and know-how, competitors may be able to use this information to develop products that compete with our products, which could adversely impact our business.

If we infringe or are alleged to infringe intellectual property rights of third parties, it will adversely affect our business.

Our development and commercialization activities, as well as any product candidates or products resulting from these activities, may infringe or be claimed to infringe one or more claims of an issued patent or may fall within the scope of one or more claims in a published patent application that may subsequently issue and to which we do not hold a license or other rights. Third parties may own or control these patents or patent applications in the United States and abroad. These third parties could bring claims against us or our collaborators that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us or our collaborators, we or they could be forced to stop or delay development, manufacturing or sales of the product or product candidate that is the subject of the suit.

As a result of patent infringement or other similar claims or to avoid potential claims, we or our potential future collaborators may choose or be required to seek a license from a third party and be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we or our collaborators were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we or our collaborators are unable to enter into licenses on acceptable terms. This could harm our business significantly.

There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. In addition to infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference proceedings declared by the U.S. Patent and Trademark Office and opposition proceedings in the European Patent Office, regarding intellectual property rights with respect to our products and technology. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

Many of our employees were previously employed at universities or other pharmaceutical or biotechnology companies, including our competitors or potential competitors. We try to ensure that our employees do not use the proprietary information or know-how of others in their work for us. However, we may be subject to claims that we or these employees have inadvertently or otherwise used or disclosed intellectual property, trade secrets or other proprietary information of any such employee’s former employer. Litigation may be necessary to defend against these claims and, even if we are successful in defending ourselves, could result in substantial costs to us or be distracting to our management. If we fail to defend any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel.

Risks Related to Regulatory Matters

If we are not able to obtain required regulatory approvals, we will not be able to commercialize our product candidates, and our ability to generate revenue will be materially impaired.

Our product candidates and the activities associated with their development and commercialization, including their testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA, the DEA and other regulatory agencies in the United States and by comparable authorities in other countries. Failure to obtain regulatory approval for a product candidate will prevent us from commercializing the product candidate. Because we acquired all of our currently marketed products after the FDA had already approved them for marketing, we have not received approval from the FDA or demonstrated our ability to obtain regulatory approval for any drugs that we have developed or are developing. We have only limited experience in filing and prosecuting the applications necessary to gain regulatory approvals and expect to rely on third party contract research organizations to assist us in this process. Securing FDA approval requires the submission of extensive preclinical and clinical data and supporting information to the FDA for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing FDA approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the FDA. Our future products may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining regulatory approval or prevent or limit commercial use.

The process of obtaining regulatory approvals is expensive, often takes many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved and the nature of the disease or condition to be treated. Changes in regulatory approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. The FDA has substantial discretion in the approval process and may refuse to accept any application or may decide that our data is insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent regulatory approval of a product candidate. Any regulatory approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

If we are unable to obtain adequate reimbursement and pricing from governments or third party payors for our products, our revenue and prospects for profitability will suffer.

Our level of revenue depends, and will continue to depend, heavily upon the availability of adequate reimbursement for the use of our approved products from governmental and other third party payors in the United States. Governmental sales represented 9.6% of our net sales in 2006 and 5.1% of our net sales in the nine months ended September 30, 2007. To date, we have not derived any of our net sales directly from other third party payors, such as managed care organizations. However, we expect, in the future, that the level of revenue from our product candidates, if approved for commercial sale, will depend upon reimbursement from governmental and other third party payors, such as managed care organizations. Reimbursement by a third party payor may depend upon a number of factors, including the third party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining reimbursement approval for a product from a government or other third party payor is a time consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to the payor. We may not be able to provide data sufficient to gain acceptance with respect to reimbursement. Even when a payor determines that a product is eligible for reimbursement, the payor may impose coverage limitations that preclude payment for some uses that are approved by the FDA or comparable authorities. In addition, there is a risk that full reimbursement may not be available for high priced products. Moreover, eligibility for coverage does not imply that any product will be reimbursed in all cases or at a rate that allows us to make a profit or even cover our costs. Interim payments for new products, if applicable, may also not be sufficient to cover our costs and may not be made permanent. A primary trend in the United States healthcare industry and elsewhere is toward cost containment.

We expect recent changes in the Medicare program and increasing emphasis on managed care to continue to put pressure on pharmaceutical product pricing. In 2003, the U.S. government enacted legislation providing a partial prescription drug benefit for Medicare recipients, which became effective in January 2006. However, to obtain payments under this program, we are required to sell products to Medicare recipients through drug procurement organizations operating pursuant to this legislation. These organizations negotiate prices for our products, which are generally lower than those we might otherwise obtain. Federal, state and local governments in the United States continue to consider legislation to limit the growth of healthcare costs, including the cost of prescription drugs. Future legislation could limit payments for our products and the product candidates that we are developing.

Any product for which we obtain marketing approval could be subject to restrictions or withdrawal from the market and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our products, when and if any of them are approved.

Any product for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, recordkeeping, labeling, advertising and promotional activities for such product, will be subject to continual requirements of and review by the FDA and comparable regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration requirements, cGMP requirements relating to quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Later discovery of previously unknown problems with our products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in actions such as:

•	withdrawal of the products from the market;

•	restrictions on the marketing or distribution of such products;

•	restrictions on the manufacturers or manufacturing processes;

•	warning letters;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recalls;

•	fines;

•	suspension or withdrawal of regulatory approvals;

•	refusal to permit the import or export of our products;

•	product seizure; or

•	injunctions or the imposition of civil or criminal penalties.

Failure to obtain regulatory approval in international jurisdictions would prevent us from marketing our products abroad.

We may in the future decide to have some of our products marketed outside the United States. In order to market our products in the European Union and many other jurisdictions, we would need to obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. With respect to some of our product candidates, it is possible that a future collaborator will have responsibility to obtain regulatory approval outside the United States, and we would rely on our collaborator to obtain these approvals. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ from that required to obtain FDA approval. The regulatory approval process outside the United States may include all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. We and our future collaborators may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market.

The fast track designation and our SPA agreement with the FDA for XP12B may not actually lead to a faster development or regulatory review or approval process.

If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA fast track designation. We have obtained a fast track designation from the FDA for XP12B for the treatment of menorrhagia. However, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw our fast track designation if the FDA believes that the designation is no longer supported by data from our clinical development program. Our fast track designation does not guarantee that we will qualify for or be able to take advantage of the FDA’s expedited review procedures.

We are currently conducting our Phase 3 clinical trial program for XP12B based on agreements with the FDA under the special protocol assessment, or SPA, process with respect to several elements of the program. Once the FDA and an applicant reach an agreement under the SPA process regarding the design and size of a clinical trial, the agreements cannot be changed after the clinical trial begins, except in limited circumstances. Any significant change to the protocols for a clinical trial subject to an SPA would require prior FDA approval, which could delay implementation of such a change and the conduct of the related clinical trial. Our agreements with the FDA under the SPA process do not ensure that XP12B will receive FDA approval or that the approval process will be faster than conventional FDA procedures.

Our relationships with customers and payors are subject to applicable fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, and diminished profits and future earnings.

Healthcare providers, physicians and others play a primary role in the recommendation and prescription of our products. Our arrangements with third party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products. Applicable federal and state healthcare laws and regulations, include, but are not limited to, the following:

•	The federal healthcare anti-kickback statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid.

•	The Ethics in Patient Referrals Act, commonly referred to as the Stark Law, and its corresponding regulations, prohibit physicians from referring patients for designated health services reimbursed under the Medicare and Medicaid programs to entities with which the physicians or their immediate family members have a financial relationship or an ownership interest, subject to narrow regulatory exceptions.

•	The federal False Claims Act imposes criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government.

•	The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.

•	The federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services.

•	Analogous state laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third party payors, including private insurers, and some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government.

Efforts to ensure that our business arrangements with third parties comply with applicable healthcare laws and regulations could be costly. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our past or present operations, including activities conducted by our sales team or agents, are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from third party payor programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we do business are found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Many aspects of these laws have not been definitively interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of subjective interpretations, which increases the risk of potential violations. In addition, these laws and their interpretations are subject to change. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business and damage our reputation.

Recent proposed legislation may permit re-importation of drugs from foreign countries into the United States, including foreign countries where the drugs are sold at lower prices than in the United States, which could force us to lower the prices at which we sell our products and impair our ability to derive revenue from these products.

Legislation has been introduced in the U.S. Congress that, if enacted, would permit more widespread re-importation of drugs from foreign countries into the United States. This could include re-importation from foreign countries where the drugs are sold at lower prices than in the United States. Such legislation, or similar regulatory changes, could lead to a decrease in the price we receive for any approved products, which, in turn, could impair our ability to generate revenue. Alternatively, in response to legislation such as this, we might elect not to seek approval for or market our products in foreign jurisdictions in order to minimize the risk of re-importation, which could also reduce the revenue we generate from our product sales.

Recently enacted legislation may make it more difficult and costly for us to obtain regulatory approval of our product candidates and to produce, market and distribute our existing products.

On September 27, 2007, President Bush signed the Food and Drug Administration Amendments Act of 2007, or the FDAAA, into law. The FDAAA grants a variety of new powers to the FDA, many of which are aimed at improving drug safety and assuring the safety of drug products after approval. Under the FDAAA, companies that violate the new law are subject to substantial civil monetary penalties. While we expect the FDAAA to have a substantial effect on the pharmaceutical industry, the extent of that effect is not yet known. As the FDA issues regulations, guidance and interpretations relating to the new legislation, the impact on the industry, as well as our business, will become more clear. The new requirements and other changes that the FDAAA imposes may make it more difficult, and likely more costly, to obtain approval of new pharmaceutical products and to produce, market and distribute existing products.

We may be subject to investigations or other inquiries concerning our compliance with reporting obligations under federal healthcare program pharmaceutical pricing requirements.

Under federal healthcare programs, some state governments and private payors investigate and have filed civil actions against numerous pharmaceutical companies alleging that the reporting of prices for pharmaceutical products has resulted in false and overstated average wholesale price, which in turn may be alleged to have improperly inflated the reimbursements paid by Medicare, private insurers, state Medicaid programs, medical plans and others to healthcare providers who prescribed and administered those products or pharmacies that dispensed those products. These same payors may allege that companies do not properly report their “best prices” to the state under the Medicaid program. Suppliers of outpatient pharmaceuticals to the Medicaid program are also subject to price rebate agreements. Failure to comply with these price rebate agreements may lead to federal or state investigations, criminal or civil liability, exclusion from federal healthcare programs, contractual damages, and otherwise harm our reputation, business and prospects.

Risks Related to Employee Matters and Managing Growth

If we fail to attract and retain key personnel, or to retain our executive management team, we may be unable to successfully develop or commercialize our products.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified managerial and key scientific personnel. We are highly dependent upon our executive management team. The loss of the services of any one or more of the members of our executive management team or other key personnel could delay or prevent the successful completion of some of our development and commercialization objectives. Each member of our executive management team may terminate his or her employment at any time, subject to providing at least three months’ notice if termination is for any reason other than for good reason. For example, Michael J. Giuliani, M.D., our former Chief Medical Officer and Executive Vice President, Product Development, resigned from his employment with us in October 2007. We do not maintain “key person” insurance on any of our employees.

Recruiting and retaining qualified scientific personnel, clinical personnel and sales and marketing personnel will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our development and commercialization strategy. The location of our corporate office, in the greater Cincinnati area, adds to the difficulty in recruiting highly qualified personnel. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

We expect to expand our development, regulatory and sales and marketing capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of sales and marketing, operations, product development, clinical activities and regulatory affairs. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, and continue to recruit and train additional qualified personnel. Based on our current operating plans, over the next 12 to 18 months, we plan to hire approximately 170 additional employees. Of these new employees, we plan to hire approximately 150 for sales and marketing, ten for operations, product development, clinical activities and regulatory affairs and ten for general and administrative activities. The number of new employees that we hire will depend on the status of our NDA submission for Zipsor, the success of our Phase 3 clinical program for XP12B and whether we acquire other products, businesses or technologies. Due to our limited financial resources and the inexperience of our management team in managing a company during a period of such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

Our independent registered public accounting firm has identified a material weakness in our internal control over financial reporting that has not yet been effectively remediated. If we fail to achieve and maintain effective internal control over financial reporting, we could face difficulties in preparing timely and accurate financial reports, which could result in a loss of investor confidence in our reported results and a decline in our stock price.

In connection with its audit of our financial statements for the year ended December 31, 2006, Ernst & Young LLP, our independent registered public accounting firm, identified a material weakness in our internal control over financial reporting. The Public Company Accounting Oversight Board’s Auditing Standard No. 2 defines a material weakness as a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. The material weakness that Ernst & Young identified was attributable to a lack of supervision and review over the financial statement close process. We did not maintain effective policies and procedures relating to the calculation of equity transactions and impairment of intangible assets. We also had inadequate review controls over the accounting for and reporting of non-routine transactions and complex accounting matters.

This material weakness resulted in a restatement of our financial statements for 2005 and prior years. Specifically, we restated our opening equity balance for 2004 to reflect the correction of an error in the calculation of goodwill and an offsetting liability in connection with a business acquisition, the correction of errors in accounting for equity transactions and the correction of errors in intangible asset impairment calculations.

While we have taken steps to attempt to remedy the material weakness, including implementing a process to help ensure the timely review and approval of complex accounting transactions by qualified accounting personnel, hiring additional technical accounting personnel to address complex accounting and financial reporting requirements and engaging outside consultants, under the supervision of our Chief Financial Officer, to assist us with the reporting of complex accounting matters, we may not be successful in promptly and effectively remediating the material weakness. It is possible that we or our independent registered public accounting firm may identify additional significant deficiencies or material weaknesses in our internal control over financial reporting in the future. Any failure or difficulties in implementing and maintaining these controls could cause us to fail to meet the periodic reporting obligations that we will become subject to after this offering or result in material misstatements in our financial statements. The existence of a material weakness could result in errors to our financial statements requiring a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which could lead to a decline in our stock price.

Risks Related to Our Acquisition Strategy

Our strategy of obtaining rights to products and product candidates for our development pipeline through acquisitions and in-licenses may not be successful.

We have pursued an acquisition strategy since our inception to build our business. We commenced active operations in 2001 and acquired rights to three marketed products and a product candidate for cash in June 2001. We acquired most of our currently marketed products and our product candidates through two other strategic acquisitions. We obtained rights to the Duet product line through our merger with Integrity in February 2004. We obtained rights to Oramorph SR, Zipsor, XP20B and most of our non-promoted marketed products through our acquisition of substantially all of the marketed pharmaceutical products and product candidates of AAIPharma in July 2005.

Because we do not have discovery and research capabilities, the growth of our business will depend in significant part on our ability to acquire or in-license additional products or product development candidates that we believe have significant commercial potential and are consistent with our commercial objectives. In the future, we may be unable to license or acquire suitable products or product candidates from third parties. The licensing and acquisition of pharmaceutical products is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire products or development stage product candidates. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. Other factors that may prevent us from licensing or otherwise acquiring suitable products and product candidates include:

•	we may be unable to license or acquire the relevant technology on terms that would allow us to make an appropriate return on the product;

•	companies that perceive us to be their competitor may be unwilling to assign or license their product rights to us; and

•	we may be unable to identify suitable products or product candidates within our areas of expertise.

In addition, we expect competition for acquisition candidates to increase, which may mean fewer suitable acquisition opportunities for us as well as higher acquisition prices. If we are unable to successfully obtain rights to suitable products and product candidates, our business, financial condition and prospects for growth could suffer.

If we fail to successfully manage any acquisitions, our ability to develop our product candidates and expand our product pipeline may be harmed.

Our failure to adequately address the financial, operational or legal risks of any acquisitions or in-license arrangements could harm our business. Financial aspects of these transactions that could alter our financial position, reported operating results or stock price include:

•	use of cash resources;

•	higher than anticipated acquisition costs and expenses;

•	potentially dilutive issuances of equity securities;

•	the incurrence of debt and contingent liabilities, impairment losses or restructuring charges;

•	large write-offs and difficulties in assessing the relative percentages of in-process research and development expense that can be immediately written off as compared to the amount that must be amortized over the appropriate life of the asset; and

•	amortization expenses related to other intangible assets.

Operational risks that could harm our existing operations or prevent realization of anticipated benefits from these transactions include:

•	challenges associated with managing an increasingly diversified business;

•	disruption of our ongoing business;

•	difficulty and expense in assimilating the operations, products, technology, information systems or personnel of the acquired company;

•	diversion of management’s time and attention from other business concerns;

•	inability to maintain uniform standards, controls, procedures and policies;

•	the assumption of known and unknown liabilities of the acquired company, including intellectual property claims; and

•	subsequent loss of key personnel.

If we are unable to successfully manage our acquisitions, our ability to develop new products and continue to expand our product pipeline may be limited.

Risks Related to Our Common Stock and This Offering

After this offering, our executive officers, directors and principal stockholders will maintain the ability to control all matters submitted to stockholders for approval.

Upon the closing of this offering, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before this offering will, in the aggregate, beneficially own shares representing approximately     % of our capital stock. As a result, if these stockholders were to choose to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, will control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our corporate charter and our by-laws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. Among others, these provisions:

•	allow the authorized number of our directors to be changed only by resolution of our board of directors;

•	establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

•	limit who may call stockholder meetings;

•	authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and

•	require the approval of the holders of at least 75% of the votes that all our stockholders would be entitled to cast to amend or repeal certain provisions of our charter or by-laws.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. To the extent outstanding options, restricted stock units or warrants are exercised, you will incur further dilution. Based on an assumed initial public offering price of $      per share, which is the midpoint of the price range listed on the cover page of this prospectus, you will experience immediate dilution of $      per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the assumed initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately     % of the aggregate price paid by all purchasers of our stock but will own only approximately     % of our common stock outstanding after this offering.

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters. Although we have applied to have our common stock listed on The NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all.

If our stock price is volatile, purchasers of our common stock could incur substantial losses.

Our stock price is likely to be volatile. The stock market in general and the market for small pharmaceutical and biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	the success of competitive products or technologies;

•	results of clinical trials of our product candidates or those of our competitors;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors and issuance of new or changed securities analysts’ reports or recommendations;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk Factors” section.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of existing or any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding           shares of common stock based on the number of shares outstanding as of          , 2007. This includes the shares that we are selling in this offering, which will be freely tradable without restriction under the Securities Act of 1933, or the Securities Act, unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares of our common stock are “restricted securities” under Rule 144. Substantially all of these restricted securities will be subject to the 180-day lock-up period described below. After the 180-day lock-up period, these restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act.

The holders of substantially all of our currently outstanding capital stock have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock or enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock. The lock-up restrictions and specified exceptions are described in more detail under “Underwriters.”

Upon expiration of the 180-day lock-up period,           shares of our common stock outstanding as of December 31, 2007 will be eligible for sale under Rule 144. In general, shares eligible for sale under Rule 144 are not subject to volume limitations, unless held by our affiliates. In addition, immediately upon the closing of this

offering, approximately           shares of our common stock outstanding as of December 31, 2007 that are not subject to the lock-up agreements described above will be eligible for sale under Rule 144 without regard to volume limitations. Furthermore, beginning 90 days after the date of this prospectus, subject to the 180-day lock-up period, 49,811 shares of our common stock outstanding as of December 31, 2007 will be eligible for sale in accordance with Rule 701 under the Securities Act without regard to volume limitations.

Moreover, after this offering, holders of an aggregate of 216,665,940 shares of our common stock will have the right to require us to register these shares under specified circumstances. In addition, we intend to register up to 23,194,627 shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they will be freely tradeable without restriction under the Securities Act upon issuance, subject to Rule 144 volume limitations applicable to affiliates, and subject to the lock-up agreements applicable to these shares.

See “Shares Eligible for Future Sale” for additional information regarding the eligibility of shares for sale into the public market following this offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

The forward-looking statements in this prospectus include, among other things, statements about:

•	our plans to develop and commercialize Zipsor, XP12B and XP20B;

•	our ongoing and planned clinical trials;

•	the timing of and our ability to obtain and maintain regulatory approvals for our product candidates;

•	the rate and degree of market acceptance and clinical utility of our products;

•	our commercialization, marketing and manufacturing capabilities and strategy;

•	our intellectual property position;

•	our ability to identify and acquire or in-license additional products or product candidates with significant commercial potential that are consistent with our commercial objectives; and

•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments that we may make.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of           shares of our common stock in this offering will be approximately $      million, assuming an initial public offering price of $      per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds from this offering will be approximately $      million.

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net proceeds from this offering by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

If we fund the following solely with the net proceeds from this offering without allocating funds from other sources, we currently estimate that we will use the net proceeds from this offering as follows:

•	approximately $ million to fund the anticipated commercial launch, subject to FDA approval, of Zipsor;

•	approximately $ million to fund our ongoing Phase 3 clinical program for XP12B and, if the results are favorable, seek regulatory approval for XP12B;

•	approximately $ million to fund Phase 3 clinical development of XP20B and, if the results are favorable, seek regulatory approval for XP20B; and

•	the balance, if any, to fund working capital, capital expenditures and other general corporate purposes, which may include the acquisition or licensing of other products, businesses or technologies.

This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development and commercialization efforts, the status of and results from clinical trials, as well as any collaborations that we may enter into with third parties for our product candidates, and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. In addition, our planned use of proceeds does not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments that we may make. We have no current understandings, agreements or commitments for any material acquisitions or licenses of any products, businesses or technologies.

Based on our planned use of proceeds described above, we expect that the net proceeds from this offering will be sufficient to enable us to complete Phase 3 clinical development of XP12B and XP20B and, if the results of the Phase 3 clinical trials are favorable, the additional work necessary to support our NDA submission with the FDA for each of these product candidates. It is possible that we will not achieve the progress that we expect because the actual costs and timing of development, particularly clinical trials, are difficult to predict, subject to substantial risks and delays and often vary depending on the particular indication and development strategy. We expect to continue to fund a significant portion of our development and commercialization costs with revenue from product sales. Accordingly, our need for additional external sources of funds will depend significantly on the level and timing of our product sales.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends to our stockholders in the foreseeable future.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2007:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•	the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 212,380,203 shares of our common stock upon the closing of this offering; and

•	the automatic exercise of warrants outstanding as of September 30, 3007 held by affiliates of Silver Point Capital and Bank of America Securities for an aggregate of 3,053,119 shares of our common stock upon the closing of this offering; and

•	on a pro forma as adjusted basis to give further effect to our issuance and sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

	As of September 30, 2007
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(unaudited)
	(in thousands)

Cash and cash equivalents	$31,731	$31,731	$

Long-term debt	$62,863	$62,863	$
Stockholders’ equity:
Convertible preferred stock, $.001 par value, 218,957,468 shares authorized and 212,380,203 shares issued and outstanding actual; and 218,957,468 shares authorized and 0 shares issued and outstanding pro forma and pro forma as adjusted	212	—
Additional paid-in capital — convertible preferred stock	253,370	—
Common stock, $.001 par value, 244,000,000 shares authorized and 4,143,730 shares issued and outstanding actual; 244,000,000 shares authorized and 219,577,052 shares issued and outstanding pro forma; and shares authorized and shares issued and outstanding pro forma as adjusted	4	220
Additional paid-in capital — common stock	28,257	281,623
Accumulated deficit	(222,093)	(222,093)

Total stockholders’ equity	59,750	59,750

Total capitalization	$122,613	$122,613

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization on a pro forma as adjusted basis by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

The table above does not include:

•	13,301,900 shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2007 at a weighted average exercise price of $1.10 per share;

•	1,245,352 additional shares of our common stock available for future issuance as of September 30, 2007 under our 2001 stock incentive plan;

•	8,500,000 additional shares of our common stock that became available for future issuance as of November 8, 2007 under our 2007 stock incentive plan; and

•	35,437 shares of our common stock issuable upon the exercise of warrants outstanding as of September 30, 2007 held by Silicon Valley Bancshares at an exercise price of $1.74 per share.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

Our historical net tangible book value as of September 30, 2007 was $(46.7) million, or $(0.01) per share of our common stock. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding.

Our pro forma net tangible book value as of September 30, 2007 was $(46.7) million, or $0.00* per share of our common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the pro forma number of shares of our common stock outstanding after giving effect to the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 212,380,203 shares of our common stock upon the closing of this offering and the automatic exercise of warrants outstanding as of September 30, 3007 held by affiliates of Silver Point Capital and Bank of America Securities for an aggregate of 3,053,119 shares of our common stock upon the closing of this offering.

After giving effect to our issuance and sale of           shares of our common stock in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us, our pro forma net tangible book value as of September 30, 2007 would have been $      million, or $      per share. This represents an immediate increase in pro forma net tangible book value per share of $      to existing stockholders and immediate dilution of $      in pro forma net tangible book value per share to new investors purchasing common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share			$
Historical net tangible book value per share as of September 30, 2007	$(0.01)
Increase attributable to the conversion of outstanding preferred stock and exercise of warrants	0.01

Pro forma net tangible book value per share as of September 30, 2007	0.00	*

Increase in net tangible book value per share attributable to new investors
Pro forma net tangible book value per share after this offering

Dilution per share to new investors			$

*	Pro forma net tangible book value per share as of September 30, 2007 is approximately $(0.0002).

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) our pro forma net tangible book value by approximately $     , our pro forma net tangible book value per share by approximately $      and dilution per share to new investors by approximately $     , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

If the underwriters exercise their over-allotment option or if any additional shares are issued in connection with outstanding options or warrants, you will experience further dilution.

The following table summarizes, on a pro forma basis as of September 30, 2007 after giving effect to this offering, the total number of shares purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by new investors in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the price range listed on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and offering expenses payable by us. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased			Total Consideration			Average Price
	Number	Percentage		Amount	Percentage		per Share

Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the total consideration paid by new investors by $      million and increase (decrease) the percentage of total consideration paid by new investors by approximately     %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The table above is based on shares outstanding as of September 30, 2007 and includes:

•	212,380,203 additional shares of our common stock issuable upon the automatic conversion of all outstanding shares of our preferred stock upon the closing of this offering; and

•	3,053,119 shares of our common stock issuable upon the automatic exercise of warrants outstanding as of September 30, 2007 held by affiliates of Silver Point Capital and Bank of America Securities at an exercise price of $0.001 per share upon the closing of this offering.

The table above excludes:

•	13,301,900 shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2007 at a weighted average exercise price of $1.10 per share;

•	1,245,352 additional shares of our common stock available for future issuance as of September 30, 2007 under our 2001 stock incentive plan;

•	8,500,000 additional shares of our common stock that became available for future issuance as of November 8, 2007 under our 2007 stock incentive plan; and

•	35,437 shares of our common stock issuable upon the exercise of warrants outstanding as of September 30, 2007 held by Silicon Valley Bancshares at an exercise price of $1.74 per share.

If the underwriters exercise their over-allotment option in full, the following will occur:

•	the percentage of shares of our common stock held by existing stockholders will decrease to approximately % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares of our common stock held by new investors will increase to , or approximately % of the total number of shares of our common stock outstanding after this offering.

SELECTED FINANCIAL DATA

You should read the following selected financial data together with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the statements of operations data for the years ended December 31, 2004, 2005 and 2006 and the balance sheet data as of December 31, 2005 and 2006 from our audited financial statements included in this prospectus. We have derived the statements of operations data for the years ended December 31, 2002 and 2003 and the balance sheet data as of December 2002, 2003 and 2004 from our audited financial statements not included in this prospectus. We have derived the statements of operations data for the nine months ended September 30, 2006 and 2007 and the balance sheet data as of September 30, 2007 from our unaudited financial statements included in this prospectus. The unaudited financial data include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of our financial position and results of operations for these periods. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our results for any interim period are not necessarily indicative of results to be expected for a full fiscal year.

The pro forma net loss per share attributable to common stockholders and the weighted average common shares used in computing pro forma net loss per share to common stockholders set forth below give effect to the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 212,380,203 shares of our common stock upon the closing of this offering and the automatic exercise of warrants outstanding as of September 30, 2007 held by affiliates of Silver Point Capital and Bank of America Securities for an aggregate of 3,053,119 shares of our common stock upon the closing of this offering.

						For the Nine Months
	For the Years Ended December 31,					Ended September 30,
	2002	2003	2004(1)	2005(2)	2006(3)	2006	2007
						(unaudited)
	(in thousands, except per share data)

Statements of Operations Data:
Net sales	$14,444	$9,281	$13,730	$52,616	$66,923	$52,579	$55,816
Cost of sales	4,552	6,749	4,915	10,126	13,532	9,813	10,790

Gross profit	9,892	2,532	8,815	42,490	53,391	42,766	45,026
Selling, general and administrative expenses	10,747	11,165	23,289	27,025	39,243	30,006	35,228
Research and development expenses	—	3,188	5,409	8,132	29,561	20,062	29,247
Write-off of in-process research and development	—	—	—	120,300	—	—	—
Impairment of intangibles	—	—	23,263	6,769	7,782	—	1,622

Loss from operations	(855)	(11,821)	(43,146)	(119,736)	(23,195)	(7,302)	(21,071)
Interest income	73	22	63	197	884	667	751
Interest expense	(188)	(142)	(46)	(2,822)	(6,774)	(4,996)	(5,977)
Other income (expense), net	923	5,647	599	(85)	798	806	(17)

Loss before income taxes	(47)	(6,294)	(42,530)	(122,446)	(28,287)	(10,825)	(26,314)
Income taxes	59	(1,352)	—	—	—	—	70

Net loss	$(106)	$(4,942)	$(42,530)	$(122,446)	$(28,287)	$(10,825)	$(26,384)

Dividend accretion on preferred stock	—	—	—	(8,214)	(18,745)	(14,015)	(14,609)
Recapitalization of preferred and common stock	—	—	—	23,649	—	—	—

Net loss attributable to common stockholders	$(106)	$(4,942)	$(42,530)	$(107,011)	$(47,032)	$(24,840)	$(40,993)

Net loss per share attributable to common stockholders — basic and diluted	$(0.06)	$(2.58)	$(16.30)	$(33.35)	$(13.04)	$(7.25)	$(9.90)

Weighted average common shares outstanding — basic and diluted	1,885	1,915	2,610	3,209	3,608	3,428	4,142

Pro forma net loss per share attributable to common stockholders (unaudited) — basic and diluted					$(0.14)		$(0.13)

Weighted average common shares used in computing pro forma net loss per share attributable to common stockholders (unaudited) — basic and diluted					$195,256		$204,942

(1)	We merged with Integrity Pharmaceutical Corporation in February 2004 and the results of Integrity are included in the financial statements from that date.

(2)	We acquired substantially all of the marketed pharmaceutical products and product candidates of AAIPharma Inc. in July 2005 and the results of the pharmaceutical assets of AAIPharma are included in the financial statements from that date.

(3)	Operating expenses for 2006 include stock-based compensation expense of $365,000.

						As of
	As of December 31,					September 30,
	2002	2003	2004	2005	2006	2007
						(unaudited)
	(in thousands)

Balance Sheet Data:
Cash and cash equivalents	$3,161	$5,076	$5,370	$14,721	$11,733	$31,731
Working capital	5,331	(1,276)	(410)	21,403	4,134	15,672
Total assets	26,273	23,824	51,499	159,312	136,411	154,757
Total long-term debt	2,199	0	0	55,000	55,000	62,863
Convertible preferred stock	16,300	16,300	84,227	228,094	228,582	253,582
Common stock	317	676	1,714	25,372	25,744	28,261
Retained earnings (accumulated deficit)	2,496	(2,446)	(44,976)	(167,422)	(195,709)	(222,093)
Total stockholders’ equity	19,113	14,530	40,965	86,044	58,617	59,750

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should read the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are an integrated specialty pharmaceutical company with both development and commercial capabilities focused on women’s healthcare and pain management. We market a portfolio of revenue generating products and are advancing a late stage pipeline of product candidates targeted at significant potential markets in our focus areas. A key element of our business strategy is to use revenue from sales of our marketed products to fund a significant portion of the development costs of our product candidates and the expansion of our sales and marketing infrastructure. We develop our product candidates primarily through the application of proprietary drug delivery and formulation technologies to known drug compounds in women’s healthcare, pain management and potentially other complementary therapeutic areas.

We currently sell ten products in the United States, consisting of nine FDA approved pharmaceuticals and a line of prenatal vitamins. We actively promote the two marketed products that we believe are responsive to promotional efforts, our Duet line of prescription prenatal vitamins and Oramorph SR. We also promote Oramorph SR to provide our sales force with experience in the pain management market, including establishing relationships with key physicians in this market. The Duet line consists of prescription multivitamin and multimineral dietary supplements indicated for use in improving the nutritional status of women throughout pregnancy and in the post-natal period. Oramorph SR is a sustained release morphine oral tablet that is indicated for the relief of pain in patients who require opioid analgesics for more than a few days.

The eight products that we do not actively promote include the well known opioids Darvocet, Darvon and Roxicodone. Most of these eight products are indicated for the relief of pain. Unit sales of our non-promoted products have declined over time. To date, we have mitigated the decline in unit sales by increasing the prices of these products. We expect this decline in sales unit volume to continue for our non-promoted products, and, in the future, we may be less successful in mitigating the decline in unit sales with price increases.

Our product pipeline includes one product candidate for which we have submitted an NDA to the FDA, one product candidate currently in Phase 3 clinical development and one product candidate for which we plan to initiate Phase 3 clinical development in the first half of 2008, as follows:

•	Zipsor. Zipsor is a proprietary immediate release oral capsule formulation of diclofenac for the treatment of mild to moderate pain that is designed to provide for the fast onset of action. Zipsor is designed to provide for rapid and consistent release and systemic absorption of diclofenac and, as a result, permit use of a lower dose of diclofenac than approved oral diclofenac products for pain while also producing fast analgesia. In four recently completed pivotal Phase 3 clinical trials of Zipsor, the product candidate achieved the primary efficacy endpoint of the trial and was well tolerated by trial participants. We submitted a Section 505(b)(2) NDA for Zipsor to the FDA in September 2007. Under PDUFA guidelines, the PDUFA date for our NDA is July 21, 2008, which is the date we expect the FDA to take an action with respect to this application.

•	XP12B. XP12B is a tranexamic acid modified release oral tablet for the reduction of menstrual blood loss in women who suffer from menorrhagia, or excessive menstrual bleeding. We currently are conducting a Phase 3 clinical program for XP12B in the United States based on agreements with the FDA under the SPA process with respect to several elements of the program. We expect to complete this Phase 3 clinical program in mid-2008. If the results of this program are favorable, we expect to submit a Section 505(b)(2) NDA for XP12B to the FDA in late 2008 or early 2009. The FDA has granted XP12B fast track designation for the reduction of menstrual blood loss in women with menorrhagia. In addition, we recently licensed rights to a pro-drug of tranexamic acid that is covered by a U.S. composition of matter patent, which we plan to develop as a follow on product for this indication and potentially other excessive bleeding indications. We believe that the pro-drug may exhibit more favorable pharmaceutical properties compared to tranexamic acid, including improved oral bioavailability.

•	XP20B. XP20B is a combination propoxyphene and acetaminophen modified release oral tablet for the treatment of mild to moderate pain. XP20B’s proprietary formulation technology is designed to provide for dosing every eight hours. In contrast, all approved propoxyphene and acetaminophen combination products are dosed every four to six hours as needed for pain. If approved by the FDA, we expect to market XP20B as a line extension under our Darvocet brand. We expect to initiate Phase 3 clinical development of this product candidate in the United States in the first half of 2008.

From time to time, we have discontinued and disposed of marketed products in circumstances in which we determined that the products were no longer commercially viable. We also review our development programs on an ongoing basis to determine which product candidates warrant further development. As a result of this ongoing review, we have discontinued development of a number of product candidates that we determined did not justify additional investment by us.

We have built a commercial organization to market and sell our promoted products. This organization includes a 96 person U.S. specialty sales force that separately calls on both high prescribing pain specialists and women’s healthcare physicians. We believe that we will be able to readily expand our sales and marketing infrastructure to commercialize additional products from our pipeline to these types of physicians, subject to completing clinical development and obtaining regulatory approval. We contract with third parties to manufacture all of our products and product candidates.

We commenced active operations in 2001 and acquired rights to three marketed products and a product candidate for cash in June 2001. Following this acquisition, we established a small field sales force. In February 2004, we acquired rights to the Duet product line, a second marketed product and Misodel, a product candidate for the promotion of cervical ripening in pregnant women, through a stock for stock merger with Integrity Pharmaceutical Corporation. Through this merger, we also acquired Integrity’s 53 person sales force. In July 2005, we acquired rights to Oramorph SR, Zipsor, XP20B and most of our non-promoted marketed products through our acquisition of substantially all of the marketed pharmaceutical products and product candidates of AAIPharma Inc. for cash. We began promoting Oramorph SR in May 2007. We discontinued development of Misodel in September 2007 after it failed to achieve its primary efficacy endpoint in a Phase 3 clinical trial.

We have financed our operations and acquisitions primarily with revenue from product sales, the proceeds of the sale of convertible preferred stock and warrants to purchase our capital stock and borrowings under debt facilities. Through September 30, 2007, we had issued a total of 212,380,203 shares of preferred stock, including shares issued in the merger with Integrity in February 2004. The outstanding shares of our preferred stock are convertible into an aggregate of 212,380,203 shares of common stock. As of September 30, 2007, we had $65.0 million principal amount of secured debt outstanding and borrowing availability of $30.0 million under a revolving line of credit. In addition, as of September 30, 2007, warrants to purchase 3,053,119 shares of our common stock and 35,437 shares of our preferred stock, convertible into an equal number of shares of our common stock, were outstanding.

Since inception, we have incurred significant operating losses. Our net loss was $28.3 million in 2006, including research and development expenses of $29.6 million. Similarly, our net loss was $26.4 million for the nine months ended September 30, 2007, including research and development expenses of $29.2 million. We do not expect our currently marketed products to generate revenue that is sufficient for us to achieve profitability because we expect to continue to incur significant expenses as we advance the development of our product candidates, seek FDA approval for our product candidates that successfully complete clinical trials and expand our sales force and marketing capabilities to prepare for the commercial launch of these product candidates. We also expect to incur additional expenses to add operational, financial and management information systems and personnel, including personnel to support our product development efforts and our obligations as a public reporting company. Based on our current operating plans, over the next 12 to 18 months, we plan to hire approximately 170 additional employees. Of these new employees, we plan to hire approximately 150 for sales and marketing, ten for operations, product development, clinical activities and regulatory affairs and ten for general and administrative activities. The number of new employees that we hire will depend on the status of our NDA submission for Zipsor, the success of our Phase 3 clinical program for XP12B and whether we acquire other products, businesses or technologies. For us to become and remain profitable, we believe that we must succeed in commercializing additional drugs with significant market potential.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, revenue from product sales and borrowing availability under our revolving line of credit, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements for at least the next 24 months. We expect that the net proceeds from this offering will be sufficient to enable us to complete Phase 3 clinical development of XP12B and XP20B and, if the results of the Phase 3 clinical trials are favorable, the additional work necessary to support our NDA submission with the FDA for each of these product candidates. Because we expect to continue to fund a significant portion of our development and commercialization costs with revenue from product sales, our need for additional external sources of funds will depend significantly on the level and timing of our product sales. We expect that we will need to rely on funds from external sources to repay the outstanding principal under our debt facility upon maturity in July 2010.

Financial Operations Overview

Net Sales

We recognize revenue net of various sales allowances to arrive at net sales as reported in our financial statements. Net sales are based on the volume of product sold and the average unit selling price, adjusted for estimated allowances for wholesaler fees, prompt payment discounts, Medicaid and Medicare rebates, chargebacks, administrative fees, sales returns and over-the-the counter, or OTC, product promotional fees. We refer to these adjustments collectively as gross-to-net sales adjustments. Accordingly, the primary factors that determine our net sales are the level of prescription and institutional demand for our products, unit sales prices and the amount of gross-to-net sales adjustments that we recognize.

The following table sets forth a summary of our net sales for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2004	2005	2006	2006	2007
	(in thousands)

Promoted products:
Duet line	$9,362	$11,879	$16,037	$11,480	$13,242
Oramorph SR	—	1,901	5,202	5,034	2,867
Non-promoted products:
Darvocet	—	14,431	15,473	12,215	15,737
Roxicodone	—	6,140	11,237	9,093	8,644
Darvon	—	4,273	4,685	3,599	4,833
Duraclon	—	1,958	3,337	2,504	2,769
Methadone injection	—	1,460	2,323	1,743	2,089
Amicar	802	4,355	2,403	1,908	2,068
Roxanol	—	1,217	1,864	1,503	1,083
Hycet	1,268	2,514	1,742	1,495	1,367
Discontinued products	2,298	2,488	2,620	2,005	1,117

Total	$13,730	$52,616	$66,923	$52,579	$55,816

Generally, over time, we expect increases in sales volumes for the products that we promote with our field sales force and a continuing decline in unit sales of our non-promoted products. For example, we have been successful in increasing prescription volume for our Duet product line since our merger with Integrity in February 2004. The decrease in Oramorph SR net sales in the nine months ended September 30, 2007 reflects a decline in sales under contracts with institutions as a result of generic competitors having reduced their contract prices, which we have offset in part by initiating promotion of the product to pain specialist physicians in May 2007 with our field sales force. Since we began promoting Oramorph SR, we have successfully increased prescription volume for this product in the retail channel. From time to time and, typically, at least once per year, we implement price increases of both our promoted and non-promoted products. We derive a substantial portion of sales volume from fixed price contracts with institutions for some of our products, including Duraclon, methadone injection and, to a lesser extent, Oramorph SR and Amicar. Price increases have had limited or little impact on net sales of these products.

Cost of Sales

Cost of sales consists of the costs associated with producing and distributing our products to our customers. In particular, our cost of sales includes:

•	third party manufacturing and distribution costs;

•	the cost of active pharmaceutical ingredients;

•	royalties due to third parties on product sales;

•	freight and shipping; and

•	salaries and related costs of personnel involved with overseeing the activities of our third party manufacturers.

We contract with third parties to manufacture all of our products and product candidates. Changes in the price of raw materials and manufacturing costs could adversely affect our gross margin on the sale of our products. Changes in our mix of products sold also affect cost of product sales. The gross margin percentage associated with our currently promoted products is generally lower than that associated with our non-promoted products. As the revenue attributable to our promoted products increases in relation to the revenue attributable to our non-promoted products, we may not be able to offset, through price increases or other measures, the decrease in our gross margin percentage.

Selling, General and Administrative Expenses

Selling expenses consist primarily of:

•	salaries and related costs of marketing, field sales and internal sales personnel and advertising;

•	product samples; and

•	other marketing and promotional activities.

As we complete the development of and seek approval to market additional products, we expect that our selling expenses will increase as we expand our sales and marketing infrastructure.

General and administrative expenses consist primarily of:

•	salaries and related costs of personnel serving the executive, business development, supply chain management, product technical support, quality assurance, compliance, finance, information technology, legal and human resource function;

•	facility related costs;

•	insurance;

•	depreciation and amortization; and

•	professional service fees.

We expect that our general and administrative expenses will increase as we add personnel to support the increased scale of our operations and become subject to the reporting obligations applicable to public companies.

Research and Development Expenses

Research and development expenses consist of the costs associated with identifying, developing and testing our product candidates. In particular, our research and development expenses include:

•	salaries and related costs of product development, medical affairs and regulatory affairs personnel;

•	fees paid to contract research organizations and other third parties to assist us in managing, monitoring and analyzing our clinical trials;

•	costs for clinical trial sites and fees paid to clinical investigators;

•	costs of preclinical studies;

•	costs of contract manufacturing services;

•	license fees and milestone payments paid to third parties for product candidates or drug delivery or formulation technologies that we have licensed;

•	fees payable to the FDA in connection with filing new drug applications; and

•	the costs of pursuing patent protection of our intellectual property.

We expense research and development costs as incurred, including payments made under our license agreements for product candidates in development.

The following table summarizes our research and development expenses for each of the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007. Until such time as a product has a brand name, usually near the completion of Phase 3 clinical trials, we designate our product candidates with the prefix “XP,” a unique number and a letter suffix that denotes the type of dosage form. For example, the suffix “B” denotes a modified release oral tablet dosage form. The expenditures summarized in the following table reflect costs directly attributable to product candidates currently in development and to product candidates for which we have discontinued development. We do not allocate salaries, benefits or other indirect costs to the research and development expenses associated with individual product candidates. Rather, we include these costs in R&D administration.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2004	2005	2006	2006	2007
	(in thousands)

In development:
Zipsor	$—	$23	$6,289	$3,778	$4,203
XP12B	2,313	4,023	11,720	8,105	19,985
XP20B	—	1,085	3,605	3,220	408
Duet line extensions	177	183	190	157	39
Other	115	52	1,525	1,142	448
Discontinued development:
Misodel	634	2	756	500	766
Other	1,135	629	330	296	24
R&D administration	1,035	2,135	5,146	2,864	3,374

Total	$5,409	$8,132	$29,561	$20,062	$29,247

We believe that significant investment in product development is a competitive necessity and plan to continue these investments in order to realize the potential of our product candidates that we are developing or may develop in the future. Clinical testing is expensive, difficult to design and implement, can take many years to complete and uncertain as to outcome. The outcome of early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Even if early phase clinical trials are successful, it is necessary to conduct additional clinical trials in larger numbers of patients taking the drug for longer periods before seeking approval from the FDA to market and sell a drug in the United States. Later stage clinical trials are generally more expensive than earlier stage clinical trials and preclinical studies because of the significantly increased size and length of later stage clinical trials. Clinical data is often susceptible to varying interpretations, and many companies that have believed their products performed satisfactorily in clinical trials have nonetheless failed to obtain FDA approval for their products. A failure of one or more of our clinical trials can occur at any stage of testing. For example, we discontinued development of Misodel in September 2007 after the product candidate failed to achieve the primary efficacy endpoint in a Phase 3 clinical trial. We incurred significant development costs for Misodel prior to discontinuing development. The successful development of our product candidates is highly uncertain. Even if our product candidates are approved for sale, we may be unable to successfully commercialize them, in which case we would not generate the revenue we anticipate.

At this time, we cannot reasonably estimate or know the nature, timing and projected costs of the efforts that will be necessary to complete the remainder of the development of any of our product candidates, other than Zipsor, for which we recently submitted an NDA to the FDA, or the period, if any, in which material net cash inflows may commence from any of our product candidates. This is due to the numerous risks and uncertainties associated with drug development, including the uncertainty of:

•	the scope, rate of progress and expense of our clinical trials and other development activities;

•	our ability to obtain adequate supplies of our product candidates for later stage clinical trials from third party manufacturers;

•	the potential benefits of our product candidates over other products;

•	our ability to market, commercialize and achieve market acceptance for any of our product candidates that we are developing or may develop in the future;

•	future clinical trial results;

•	the terms and timing of regulatory approvals; and

•	the expense of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

A change in the outcome of any of these variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA were to require us to conduct clinical trials in addition to those that we currently anticipate will be required for the completion of clinical development of a product candidate or if we experience significant delays in enrollment in any of our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development.

Critical Accounting Policies and Significant Judgments and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our financial statements and the results of operations during the reporting period. On an ongoing basis, we evaluate our estimates and judgments, including those described in greater detail below. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenue and expenses that are not readily apparent from other sources. Although these estimates are based on our best knowledge of current events and actions, actual results could differ from these estimates under different assumptions or conditions.

We believe that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We recognize revenue from our product sales in accordance with SEC Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition, and Statement of Financial Accounting Standards, or SFAS, No. 48, Revenue Recognition When Right of Return Exists, or SFAS 48, upon transfer of title, which occurs when product is shipped to our customers. We currently market and sell our products only in the United States.

We recognize revenue net of estimated allowances for wholesaler fees, prompt payment discounts, Medicaid and Medicare rebates, chargebacks, administrative fees, sales returns and OTC product promotional fees. Calculating these gross-to-net sales adjustments involves estimates and judgments based primarily on sales or invoice data and historical experience.

Wholesaler Fees.  Our service agreements with wholesale distributors require us to pay a fixed fee to the distributor based on actual product sales made to such distributor.

Prompt Payment Discounts.  We offer wholesale distributors a 2% prompt payment discount as an incentive to remit payment within the first 30 days after the date of our invoice. Because our wholesale distributors typically take the prompt payment discount, we accrue 100% of the prompt payment discounts, based on the gross amount of each invoice, at the time of our original sale to them, and we apply earned discounts at the time of payment. We adjust the accrual periodically to reflect actual experience. Historically, these adjustments have not been material. We do not anticipate that future changes to our estimates will have a material impact on our net sales.

Medicaid and Medicare Rebates.  We participate in state Medicaid programs. We have agreed to provide rebates to the private plans that manage these rebate programs based on member utilization. By statute, states are required to report quarterly drug utilization data to labelers participating in the Medicare or Medicaid rebate program not later than 60 days after each reporting period. However, in practice, states frequently take longer than 60 days. We account for these rebates by establishing an accrual at the time of sale in an amount equal to our estimate of Medicaid rebate claims attributable to such sale. We determine our estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, legal interpretations of the applicable laws related to the Medicaid program and any new information regarding changes in the Medicaid programs’ regulations and guidelines that would impact the amount of the rebates. We also consider outstanding Medicaid claims, Medicaid payments and levels of inventory in the distribution channel. We also participate in the Medicare Part D rebate programs established by the U.S. federal government. We have agreed to provide rebates to the private plans that manage these rebate programs based on member utilization. We account for these rebates by establishing an accrual at the time of sale in an amount equal to our estimate of Medicare Part D rebate claims attributable to such sale. We determine our estimate of the amount of rebates to be paid under Medicare Part D contracts based on historical experience, current contract prices, available utilization data and discussions with industry experts. We adjust the accrual rate periodically to reflect actual experience.

The products that we acquired from AAIPharma in July 2005 had been previously acquired by AAIPharma from various other third parties. Before selling these products to us, AAIPharma continued to use the third parties’ National Drug Code, or NDC, numbers for the products. Among other purposes, state Medicare and Medicaid programs use NDC numbers to track product utilization. Because AAIPharma used the third parties’ NDC numbers, these third parties paid the Medicaid and Medicare rebates directly and billed AAIPharma in arrears. At the time of acquisition and for a period of time following the acquisition, this created an unpredictable rebate history for these products on which to base our Medicaid and Medicare rebate accruals. During 2006, we gained more knowledge of the rebates and returns for these products, and, after transitioning the NDC numbers for the products to Xanodyne NDC numbers, we were able to pay the rebates directly. As a result, we made material adjustments in 2006 to our rebate accruals. We have incorporated this experience into our methodology for estimating rebates. We do not anticipate that future changes to our estimates will have a material impact on our net sales.

Chargebacks.  Although we sell our products primarily to wholesale distributors, we typically enter into agreements with pharmacies and other distributors, either directly or through group purchasing organizations, or GPOs, acting on behalf of their members, in connection with the purchase of our products from wholesale distributors. Some of our products also are subject to agreements with federal government entities that provide for lower prices than our wholesale prices. Based on the terms of these agreements, our customers have the right to receive a discounted price and volume-based rebates on product purchases. We provide a credit to the wholesale distributor, or a chargeback, representing the difference between the wholesale distributor’s acquisition list price and the discounted price. As a result, at the time we ship the product and record the related sale, we must estimate the likelihood that our products sold to wholesale distributors might ultimately be sold to a contracting pharmacy or GPO. We also must estimate the contracting pharmacy’s or GPO’s volume of purchases. We determine our estimates based on the historical chargeback data we receive from wholesalers, which detail historical buying patterns and sales mix for particular customers and GPOs, and the applicable chargeback rates and rebate thresholds. We adjust the accrual rate periodically to reflect actual experience. Historically, these adjustments have not been material. We do not anticipate that future changes to our estimates will have a material impact on our net sales.

Administrative Fees.  We have entered into various government and GPO contracts that require us to pay an administration fee based on contracted sales to members of the GPOs. We generally pay these administrative fees quarterly and accrue for the fees based on actual contract sales to the GPO members. Historically, any adjustments to these amounts have not been material. We do not anticipate that future changes to our estimates will have a material impact on our net sales.

Sales Returns.  Our return policy, which is standard in the industry, is that products can be returned up to one year after expiration. We account for sales returns in accordance with SFAS 48 by establishing an accrual in an amount equal to our estimate of recorded sales for which the related products are expected to be returned. For returns of established products, we determine our estimate of the sales return accrual primarily based on historical experience regarding sales returns, as well as other factors that could impact sales returns. These factors include, among others, levels of inventory in the distribution channel, estimated shelf life, product recalls, product discontinuances, price changes of competitive products and introductions of generic products and competitive new products. When considering the level of inventory in the distribution channel, we determine whether an adjustment to the sales return accrual is appropriate. For example, if levels of inventory in the distribution channel increase and we believe sales returns will be larger than expected, we adjust the sales return accrual, taking into account historical experience, our returned goods policy and the shelf life of our products, which ranges from 12 to 36 months for the products we currently sell. In situations in which we are aware of products in the distribution channel nearing their expiration date, if our analysis indicates that sales returns will be larger than expected, we adjust the sales return accrual, taking into account historical experience, our returned goods policy and the level of inventory in the distribution channel. We consider all of these factors, among others, and adjust the accrual rate periodically to reflect actual experience.

The products that we acquired from AAIPharma in July 2005 had a large existing quantity of inventory in the wholesale distribution channel at the time of acquisition and unpredictable return patterns. During 2006, as this inventory progressed through the distribution channel, we made material adjustments to our return accrual. We have incorporated this experience into our methodology for estimating sales returns. In addition, we have made operational changes in areas that have historically affected sales returns, including extending the average shelf life of inventory in the distribution channel and planning in advance for changes in product formulations and labeling to determine appropriate inventory levels. We believe that our sales returns estimates are reasonable. A one percentage point increase in our estimate of returns as a percentage of gross sales for the nine months ended September 30, 2007 would have had a $718,000 impact on net sales. We do not anticipate that future changes to our estimates will have a material impact on our net sales.

For returns of newly introduced products, in circumstances in which a new product is not an extension of an existing product line or in which we have no historical experience with products in a similar therapeutic category such that we cannot reliably estimate expected returns of the new product, we defer recognition of revenue until a right of return no longer exists or until we have developed sufficient historical experience to estimate sales returns. We also consider the shelf life of new products, the level of inventory in the distribution channel and projected demand in order to determine whether we believe an adjustment to the sales return accrual is appropriate.

OTC Product Promotional Fees.  We have entered into various agreements with retail locations that require us to pay promotional fees to cover shelving and promoting our Stuart Prenatal vitamins, including in-store promotion and price discounts, such as coupons, rebates and temporary price reductions, retail shelf resets and new store openings. We generally pay these promotional fees monthly or quarterly and expense the fees as incurred based on the various agreements in place. Historically, any adjustments to these amounts have not been material. We do not anticipate that future changes to our estimates will have a material impact on our net sales.

The following table provides a summary of activity with respect to our sales allowances.

			Medicaid				OTC
		Prompt	and				Product
	Wholesaler	Payment	Medicare		Administrative	Sales	Promotional
	Fees	Discounts	Rebates	Chargebacks	Fees	Returns	Fees
	(in thousands)
Balance at December 31, 2004	$103	$34	$335	$420	$10	$2,425	—
Current provision	1,089	1,383	2,642	6,706	171	4,464	$304
Changes in prior year estimate	—	(12)	—	—	—	(319)	—
Payments and credits	(558)	(1,159)	(937)	(4,685)	(128)	(4,652)	(304)

Balance at December 31, 2005	634	246	2,040	2,441	53	1,918	—
Current provision	2,872	1,798	2,643	6,950	356	3,832	323
Changes in prior year estimate	—	(2)	—	—	—	3,956	—
Payments and credits	(2,014)	(1,906)	(4,013)	(8,298)	(391)	(4,723)	(323)

Balance at December 31, 2006	1,492	136	670	1,093	18	4,983	—
Current provision	2,343	1,439	1,227	6,918	241	2,878	354
Changes in prior year estimate	(229)	2	—	—	—	780	—
Payment and credits	(2,147)	(1,395)	(1,160)	(6,201)	(181)	(4,958)	(354)

Balance at September 30, 2007	$1,459	$182	$737	$1,810	$78	$3,683	—

We acquired the pharmaceutical assets of AAIPharma in July 2005. As part of the asset purchase agreement with AAIPharma, we negotiated an escrow in the amount of $8.0 million, which we could use to cover the costs of liabilities arising from the acquisition, including preclosing sales allowances. After six months, 50% of the outstanding balance of the AAIPharma escrow was to be returned, and after 12 months any remaining amounts were to be returned. Based on AAIPharma’s product sales prior to the acquisition, wholesaler buying patterns in 2004 and early 2005 were unpredictable. Accordingly, at the time of acquisition, we had no meaningful track record of Medicaid and Medicare rebates and sales returns on which to base our estimates for the purposes of calculating accruals for these items. In the five months ended December 31, 2005, we established accruals for Medicaid and Medicare rebates and sales returns based on our experience with our own products and such information as was available with respect to products we acquired from AAIPharma, taking into account the availability of the AAIPharma escrow.

In January 2006, 50% of the outstanding balance of the AAIPharma escrow was returned to AAIPharma. During 2006, sales returns of products previously sold by AAIPharma accelerated materially, and by the end of April 2006, we had fully utilized the remaining escrow. Based on two more quarters of data for Medicaid and Medicare rebates, as well as the accelerated sales returns of products we acquired from AAIPharma, we determined that we should reallocate our reserves by reducing our Medicaid and Medicare accrual by $1.6 million and increasing our sales returns accrual by the same amount.

Accounts Receivable

Accounts receivable are stated at invoice amounts net of returns and credits issued. We determine allowances for doubtful accounts using the specific identification approach, considering factors such as our historical collection experience, aging of accounts receivable and other relevant economic factors. We review the appropriateness of this allowance on an ongoing basis. In determining the appropriateness of this allowance, we make judgments regarding the collectibility of account balances and the economic ability of customers to pay. We write off accounts receivable balances generally when they exceed 180 days past due or we deem them uncollectible.

Inventory

Inventory is stated at the lower of cost, as determined by the first-in, first-out method, or market. We analyze our inventory levels monthly and record reserves for inventory that has become obsolete or expired, inventory that has a cost basis in excess of its expected realizable value and inventory in excess of expected customer demand.

Property and Equipment

We record property and equipment at cost and depreciate the cost on a straight-line basis over the estimated useful lives of the assets, which range from three to seven years. We expense maintenance, repairs and minor improvements as incurred.

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, or SFAS 144, we review long-lived assets such as property and equipment for impairment when events or changes in circumstances indicate that their carrying amount exceeds their fair value.

Deferred Financing Costs

We record costs incurred in obtaining our long-term debt as deferred financing costs. We amortize these amounts using the straight-line method, which approximates the effective interest method, over the term of the related financing. We include the amortization of deferred financing costs in interest expense in our statement of operations.

Goodwill and Intangible Assets

Our intangible assets are comprised primarily of goodwill, product licenses and trademarks and trade names, primarily originating from business combinations accounted for as purchase transactions. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, or SFAS 142, we do not amortize goodwill and intangible assets with indefinite lives, but we evaluate them at least annually for impairment. Assets are considered to be impaired and we write them down to fair value when the carrying amount of the asset exceeds estimated fair value. We determine fair value as the present value of the expected future cash flows using a discount rate commensurate with the risk involved. We determine the fair value of intangibles with indefinite lives using the relief-from-royalty method. We group intangible assets at the lowest levels for which there are identifiable cash flows for purposes of impairment testing.

We amortize intangible assets with definite lives on a straight-line basis over the estimated economic lives of the assets, which range from five to fifteen years.

Purchased In-Process Research and Development

We account for purchased in-process research and development in accordance with SFAS No. 2, Accounting for Research and Development Costs, along with Financial Accounting Standards Board, or FASB, Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method.

Under these standards, we are required to determine whether the technology relating to a particular research and development project we acquire has reached technological feasibility or has an alternative future use. If we determine that the technology has not reached feasibility or does not have an alternative future use, we expense the value of the research and development project. Otherwise, we capitalize the value of the research and development project as an intangible asset and conduct an impairment analysis at least annually.

Accrued Expenses

As part of the process of preparing financial statements, we are required to estimate accrued expenses. This process involves identifying services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for such service when we have not yet been invoiced or otherwise notified of the actual cost of the service. Examples of estimated accrued expenses include gross-to-net sales adjustments, marketing and promotional material costs, professional service fees, such as fees to lawyers and accountants, fees paid to contract research organizations and other third parties to assist us in managing, monitoring and analyzing our clinical trials, fees paid for clinical trial sites, fees paid to clinical investigators and fees paid to contract manufacturers.

In connection with such service fees, our estimates are most affected by our understanding of the status and timing of services provided relative to the actual levels of services incurred by such service providers. The majority of our service providers invoice us monthly in arrears for services performed. In the event that we do not identify costs that have begun to be incurred or we underestimate or overestimate the level of services performed or the costs of such services, our reported expenses for such period would be too low or too high. The date on which some services commence, the level of services performed on or before a given date and the cost of such services are often subject to our judgment. We make these judgments as of each balance sheet date in our financial statements in accordance with the facts and circumstances known to us at that time through our internal processes. Our internal processes require substantially all of our spending for services to be under contracts with our service providers and to be documented and tracked under internally generated purchase orders based on designated spending authorizations. As of each balance sheet date, our personnel who are responsible for managing the contracts, and who are in contact with the outside service providers as to progress or stage of completion of the services and the agreed upon fee to be paid for such services, review current contracts and the related open purchase orders.

We adjust for all items not already reflected in our accounting records in accordance with generally accepted accounting principles. To date, there have been no material differences between the amounts of expenses accrued at our balance sheet dates and the amount at which such expenses were subsequently invoiced. Although we do not expect our current estimates to be materially different when invoiced, our understanding of the status and timing of services provided relative to the actual timing and levels of service provided may vary and may result in adjustments in future periods.

Stock-Based Compensation

Prior to January 1, 2006, we accounted for stock-based employee compensation arrangements using the intrinsic value method of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and related interpretations. Under APB 25, we issued options with exercise prices in excess of the fair value of our common stock. Accordingly, we did not record any stock-based compensation expense related to these options.

Effective January 1, 2006, we adopted SFAS No. 123 (revised 2004), Share Based Payment, or SFAS 123R, using the prospective method. Under this method, we recognize the compensation expense of all share-based awards granted after January 1, 2006 on a straight-line basis over the vesting period of the award. In addition, beginning January 1, 2006, we apply an estimated forfeiture rate to unvested awards when calculating stock-based compensation related expenses. We estimate the forfeiture rate based on historical experience.

We estimate the value of our stock options using the calculated value on the grant date. We measure the compensation expense of stock options based on the calculated value instead of fair value because it is not practical to estimate the volatility of our share price. We do not maintain an internal market for our shares and our shares are rarely traded privately. The calculated value method requires that the volatility assumption used in an option-pricing model be based on the historical volatility of an appropriate industry sector index.

We elected to use the Black-Scholes-Merton formula to estimate the calculated value of our stock options, which utilizes assumptions regarding the fair value of our common stock, expected stock price volatility over the expected term of the awards, the risk-free interest rate and the dividend yield on our common stock. We used a volatility assumption based on the volatility of the Dow Jones Small Cap Pharmaceutical Index. We calculated the historical volatility of that index using the quarterly closing total returns for that index over the past ten years. The expected term of stock options granted represents the period of time that we expect stock options to be outstanding. Because we do not have extensive historical experience of stock option exercises, we assume the full ten year term of the stock option as the expected term. The risk-free interest rate that we use in the option valuation model is based on U.S. treasury instruments with remaining terms similar to the expected term of the stock options. The expected dividend yield is based on the current yield on our common stock, which is zero.

The fair value of the common stock underlying stock options is the factor that most affects stock-based compensation. Because shares of our common stock have not been publicly traded, our board of directors has determined the fair value of our common stock for accounting purposes. In determining the fair value of our common stock, our board of directors considered pricing of private sales of our preferred stock, the time frame in which a liquid market would likely be available for the shares, rights and preferences of the security being granted compared to the rights and preferences of our other outstanding equity, adjustments for the risks related to and the lack of a liquid market for the shares, general economic trends and the economic outlook and market conditions for our industry. See note 10 to our financial statements appearing at the end of this prospectus for additional information regarding the relative rights and preferences of our preferred stock compared to our common stock. We performed a valuation of our common stock for 2006 retrospectively in July 2007 and a valuation of our common stock for 2007 retrospectively in October 2007. There is no certainty that the results of our board’s determination would be the value at which the shares would be traded for cash. If our estimates of the fair value of these equity instruments are too high or too low, it would have the effect of overstating or understating expenses.

Income Taxes

We account for income taxes using the asset and liability method in accordance with SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted marginal tax rates and laws that will be in effect when the differences are expected to reverse. We establish a valuation allowance to reduce the deferred tax assets to the amounts expected to be realized.

Material Weakness in Internal Control Over Financial Reporting

In connection with its audit of our financial statements for the year ended December 31, 2006, Ernst & Young LLP, our independent registered public accounting firm, identified a material weakness in our internal control over financial reporting. The Public Company Accounting Oversight Board’s Auditing Standard No. 2 defines a material weakness as a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. The material weakness that Ernst & Young identified was attributable to a lack of supervision and review over the financial statement close process. We did not maintain effective policies and procedures relating to the calculation of equity transactions and impairment of intangible assets. We also had inadequate review controls over the accounting for and reporting of non-routine transactions and complex accounting matters.

This material weakness resulted in a restatement of our financial statements for 2005 and prior years. Specifically, we restated our opening equity balance for 2004 to reflect the correction of an error in the calculation of goodwill and an offsetting liability in connection with a business acquisition, the correction of errors in accounting for equity transactions and the correction of errors in intangible asset impairment calculations.

While we have taken steps to attempt to remedy the material weakness, including implementing a process to help ensure the timely review and approval of complex accounting transactions by qualified accounting personnel, hiring additional technical accounting personnel to address complex accounting and financial reporting requirements and engaging outside consultants, under the supervision of our Chief Financial Officer, to assist us with the reporting of complex accounting matters, we may not be successful in promptly and effectively remediating the material weakness. It is possible that we or our independent registered public accounting firm may identify additional significant deficiencies or material weaknesses in our internal control over financial reporting in the future. Any failure or difficulties in implementing and maintaining these controls could cause us to fail to meet the periodic reporting obligations that we will become subject to after this offering or result in material misstatements in our financial statements.

Results of Operations

Comparison of Nine Months Ended September 30, 2006 and 2007

	Nine Months Ended
	September 30,		Increase/	% Increase/
	2006	2007	(Decrease)	(Decrease)
	(dollars in thousands)

Net sales	$52,579	$55,816	$3,237	6%
Cost of sales	9,813	10,790	977	10
Selling, general and administrative expenses	30,006	35,228	5,222	17
Research and development expenses	20,062	29,247	9,185	46
Impairment of intangible assets	—	1,622	1,622	N/A
Interest income	667	751	84	13
Interest expense	4,996	5,977	981	20
Other income/(expense)	806	(17)	(823)	N/A

Gross-to-Net Sales Adjustments

The following table sets forth the reconciliation of our gross sales to net sales by each significant category of sales allowances in dollars and as a percentage of gross sales.

	Nine Months Ended September 30,
	2006		2007
	(dollars in thousands)
Gross sales	$69,540		$71,769

Sales allowances:
Wholesaler fees	(2,364)	3.4%	(2,114)	2.9%
Prompt payment discounts	(1,398)	2.0	(1,441)	2.0
Medicaid and Medicare rebates	(2,247)	3.2	(1,227)	1.7
Chargebacks	(5,233)	7.5	(6,918)	9.6
Administrative fees	(386)	0.6	(241)	0.3
Sales returns	(5,088)	7.3	(3,658)	5.1
OTC product promotional fees	(245)	0.4	(354)	0.5

Total sales allowances	(16,961)	24.4	(15,953)	22.2

Net sales	$52,579		$55,816

The decrease in Medicaid and Medicare rebates as a percentage of gross sales in the nine months ended September 30, 2007 as compared to the nine months ended September 30, 2006 was due to lower utilization of our products under Medicare Part D. The increase in chargebacks as a percentage of gross sales in the nine months ended September 30, 2007 as compared to the nine months ended September 30, 2006 was due to the renewal of a number of contracts with group purchasing organizations at lower prices. The decrease in sales returns as a percentage of gross sales in the nine months ended September 30, 2007 as compared to the nine months ended September 30, 2006 was mainly attributable to a continued reduction in the level of sales returns related to products sold by AAIPharma prior to July 2005. By early 2007, we had transitioned substantially all of the NDC numbers of the products that we acquired from AAIPharma in July 2005 to Xanodyne NDC numbers. As part of transitioning the NDC numbers, wholesale distributors returned products with AAIPharma NDC numbers, contributing to abnormally high levels of sales returns in 2006. In 2006, we expensed a total of $2.7 million related to returns of products sold by AAIPharma prior to our acquisition of the products. This level of sales returns did not recur in 2007.

Net Sales

Net sales increased by $3.2 million, or 6%, in the nine months ended September 30, 2007 as compared to the nine months ended September 30, 2006. The increase was primarily due to increases in sales of the Duet product line of $1.8 million and Darvocet of $3.5 million, offset by declines in sales of most of our other products, including a decrease in sales of Oramorph SR of $2.2 million. The increase in Darvocet sales reflected, in part, a price increase that we implemented in February 2007. The decrease in Oramorph SR sales reflected a decline in sales under contracts with institutions in the nine months ended September 30, 2007, offset in part by our initiation of promotion of the product to pain specialist physicians in May 2007 with our field sales force.

Price increases of our products accounted for an increase of net sales of $3.8 million in the nine months ended September 30, 2007 as compared to the nine months ended September 30, 2006, but were offset in part by a decrease in net sales of $552,000 as a result of a decline in units sold.

Cost of Sales

Cost of sales increased by $977,000, or 10%, in the nine months ended September 30, 2007 as compared to the nine months ended September 30, 2006. The increase was primarily due to the release of an accrual in 2006 related to an obligation to purchase minimum quantities of a product for which we have sold our rights. Gross profit as a percentage of net sales was 80.7% for the nine months ended September 30, 2007 as compared to 81.3% for the nine months ended September 30, 2006.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $5.2 million, or 17%, in the nine months ended September 30, 2007 as compared to the nine months ended September 30, 2006. The increase was primarily due to increases in field sales force costs of $3.5 million and general and administrative costs of $1.7 million. The increase in field sales force costs reflected the expansion of our sales force from 72 to 96 sales representatives and the addition of a national sales director, three division sales managers and five account managers in April 2007 to prepare to begin to promote Oramorph SR in May 2007. The increase in general and administrative costs was primarily due to additional headcount and higher professional service fees.

Total commercialization expenses, consisting of sales, marketing and distribution expenses, increased by $3.9 million, or 23%, from $16.7 million in the nine months ended September 30, 2006 to $20.5 million in the nine months ended September 30, 2007. The increase was principally due to the $3.5 million increase in field sales force costs in the nine months ended September 30, 2007 along with additional advertising and promotional spending of $1.2 million on our promoted products, offset by a reduction in warehouse distribution expenses of $805,000.

Research and Development Expenses

Research and development expenses increased by $9.2 million, or 46%, in the nine months ended September 30, 2007 as compared to the nine months ended September 30, 2006. The increase was primarily due to an increase in costs in the nine months ended September 30, 2007 associated with Phase 3 development programs. Research and development costs associated with XP12B increased by $11.9 million in the nine months ended September 30, 2007 as compared to the nine months ended September 30, 2006. In addition, in the fourth quarter of 2006, we initiated two Phase 3 clinical trials to evaluate the efficacy of XP12B, which continued through September 2007. Salaries, benefits and other indirect research and development costs increased by $510,000 in the nine months ended September 30, 2007 as a result of increased clinical trial activity and related headcount.

Impairment of Intangible Assets

Impairment of intangible assets and goodwill increased by $1.6 million in the nine months ended September 30, 2007 as compared to the nine months ended September 30, 2006. The increase resulted entirely from impairment charges of $1.6 million in respect of our Misodel license during the nine months ended September 30, 2007. We discontinued development of Misodel in September 2007 after the product candidate failed to achieve the primary efficacy endpoint in a Phase 3 clinical trial.

Interest Income

Interest income increased by $84,000, or 13%, in the nine months ended September 30, 2007 as compared to the nine months ended September 30, 2006 primarily due to higher average balances of investable assets.

Interest Expense

Interest expense increased by $981,000, or 20%, in the nine months ended September 30, 2007 as compared to the nine months ended September 30, 2006. The increase was primarily due to interest on an additional term loan borrowing of $10 million following an amendment of our senior secured debt facility in June 2007.

Other Income/(Expense)

Other income/(expense) decreased by $823,000 in the nine months ended September 30, 2007 as compared to the nine months ended September 30, 2006. During the nine months ended September 30, 2006, we recorded a gain of $900,000 on the sale of the ANDA for a vitamin D analog product. The book value of this asset was zero.

Comparison of Years Ended December 31, 2005 and 2006

	Year Ended
	December 31,		Increase/	% Increase/
	2005	2006	(Decrease)	(Decrease)
	(dollars in thousands)

Net sales	$52,616	$66,923	$14,307	27%
Cost of sales	10,126	13,532	3,406	34
Selling, general and administrative expenses	27,025	39,243	12,218	45
Research and development expenses	8,132	29,561	21,429	264
Write-off of in-process research and development	120,300	—	(120,300)	N/A
Impairment of intangible assets	6,769	7,782	1,013	15
Interest income	197	884	687	349
Interest expense	2,822	6,774	3,952	140
Other income/(expense)	(85)	798	883	N/A

  Gross-to-Net Sales Adjustments

The following table sets forth the reconciliation of our gross sales to net sales by each significant category of sales allowances in dollars and as a percentage of gross sales.

	Year Ended December 31,
	2005		2006
	(dollars in thousands)
Gross sales	$69,044		$89,651

Sales allowances:
Wholesaler fees	(1,089)	1.6%	(2,872)	3.2%
Prompt payment discounts	(1,371)	2.0	(1,796)	2.0
Medicaid and Medicare rebates	(2,642)	3.8	(2,643)	2.9
Chargebacks	(6,706)	9.7	(6,950)	7.8
Administrative fees	(171)	0.2	(356)	0.4
Sales returns	(4,145)	6.0	(7,788)	8.7
OTC product promotional fees	(304)	0.4	(323)	0.4

Total sales allowances	(16,428)	23.8	(22,728)	25.4

Net sales	$52,616		$66,923

The increase in wholesaler fees as a percentage of gross sales in 2006 as compared to 2005 reflected the costs of an additional inventory management agreement that we entered into with a wholesaler, in November 2005. The decrease in Medicaid and Medicare rebates as a percentage of gross sales in 2006 as compared to 2005 was due to lower utilization of our products under Medicare Part D combined with a reallocation of $1.6 million of our Medicaid and Medicare rebate reserve to a sales returns reserve as described above. The decrease in chargebacks as a percentage of gross sales in 2006 as compared to 2005 was principally due to a decrease in the utilization of Oramorph SR under our contract with the U.S. Department of Veterans Affairs because of price competition from generic manufacturers. The increase in sales returns as a percentage of gross sales in 2006 as compared to 2005 was attributable to an acceleration in the level of sales returns related to products sold by AAIPharma prior to July 2005 and our use of the entire AAIPharma escrow by the end of April 2006 to cover the costs of preclosing sales allowances.

Net Sales

Net sales increased by $14.3 million, or 27%, in 2006 as compared to 2005. The increase was primarily due to sales of products that we acquired from AAIPharma in July 2005. Net sales from products that we acquired from AAIPharma are not included in our results prior to the acquisition date. Net sales of products that we acquired from AAIPharma were approximately $46.5 million in 2006 and $32.3 million in 2005, an increase of $14.2 million.

Net sales from products other than those that we acquired from AAIPharma were $20.4 million in 2006 and $20.3 million in 2005. Modest increases in the number of units of these products sold in 2006 as compared to 2005 were offset by a minimal decrease in the average net selling prices of these products.

Cost of Sales

Cost of sales increased by $3.4 million, or 34%, in 2006 as compared to 2005. The increase was primarily due to sales of products that we acquired from AAIPharma in July 2005. Cost of sales from products that we acquired from AAIPharma is not included in our results prior to the acquisition date. Cost of sales for products that we acquired from AAIPharma was $9.3 million in 2006 and $5.8 million in 2005, an increase of $3.5 million. Cost of sales for products other than those that we acquired from AAIPharma was $4.3 million in both 2006 and 2005. Gross profit as a percentage of net sales was 79.8% for 2006 as compared to 80.8% for 2005.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $12.2 million, or 45%, in 2006 as compared to 2005. The increase was a result of a number of factors, including:

•	an increase in amortization expense, annual FDA establishment fees for some of our currently marketed products and warehouse and distribution expenses relating to assets that we acquired from AAIPharma of $2.4 million;

•	an increase in professional service fees, general and administrative headcount, travel expenses, additional facility costs and costs relating to an internal reorganization following our acquisition of assets from AAIPharma of $2.3 million;

•	an increase of sales force related personnel costs of $2.0 million;

•	an increase in legal fees and settlements of $1.9 million;

•	an increase in development, support and clinical trial services from AAIPharma of $1.5 million; and

•	an increase in the cost of product liability insurance of $1.2 million.

Total commercialization expenses increased by $3.2 million, or 17%, from $18.3 million in 2005 to $21.5 million in 2006. The increase was due to the $2.0 million increase in sales force related personnel costs in 2006 along with additional advertising and promotional spending on our promoted products of $788,000. In addition, warehouse and distribution expenses increased by $539,000 in 2006 as a result of assets acquired from AAIPharma.

Research and Development Expenses

Research and development expenses increased by $21.4 million, or 264%, in 2006 as compared to 2005. The increase was primarily due to an increase in costs in 2006 of $18.0 million associated with Phase 3 development programs. In the fourth quarter of 2006, we initiated two Phase 3 clinical trials to evaluate the efficacy of XP12B. In addition, our Phase 3 clinical trial evaluating the safety of XP12B, which we initiated in June 2005, continued through the end of 2006. We also initiated, and substantially completed, two Phase 3 clinical trials of Zipsor in 2006. We incurred additional research and development expenses in 2006 related to a Phase 1 clinical trial of XP20B and pilot formulation work for another opioid and acetaminophen combination product. Salaries, benefits and other indirect research and development expenses increased by $3.0 million in 2006 as compared to 2005 as a result of the increase in clinical trial activity and related headcount.

Write-off of In-process Research and Development

In connection with our acquisition of substantially all of the marketed pharmaceutical products and product candidates of AAIPharma, we allocated the cash consideration that we paid as follows: inventory, $2.7 million; intangible assets, $21.4 million; acquired in-process research and development, $120.3 million; goodwill, $64.1 million; and other liabilities, $331,000. The marketed pharmaceutical products that we acquired from AAIPharma generally had generic equivalents, and prescriptions and sales of these products were in decline. None of the products, including those products that did not have generic equivalents, benefited from intellectual property protection or any form of statutory exclusivity. We believed, based on our due diligence, that a significant portion of the value of the assets acquired would result from the development candidates. We expected both XP20B and Zipsor to offer clinical advantages over existing products and expected the intellectual property covering both product candidates to confer exclusivity in the marketplace for an extended period of time. We perceived XP20B to be the most valuable of the development candidates because it potentially represented an improvement over an approved drug with a substantial prescription history. We viewed prospective commercialization of XP20B as easier than Zipsor because potential high prescribing physicians could be readily identified, the clinical benefits of XP20B were self-evident and the Darvocet brand was well known. Although targeted at a large potential market, we expected that Zipsor would have particular utility in acute pain settings and would not have a well known brand name. Thus, we recorded a charge of $120.3 million in 2005 for acquired in-process research and development representing the estimated fair value of three product development projects for which technological feasibility had not been established and that had no alternative future use at the time of the acquisition.

With respect to XP20B, as of July 2005, AAIPharma had pilot tested a number of formulations of a combination propoxyphene and acetaminophen modified release oral tablet, but had not developed a formulation that exhibited the same bioavailability when dosed every eight hours as Darvocet-N 100, the currently approved immediate release product, dosed every four hours. There are no other modified release opioid and acetaminophen combination products available in the United States, partly because of the difficulty in making acetaminophen bioavailable over an extended period of time. At the time of acquisition, we expected to undertake a small Phase 1 bioavailability clinical trial comparing the new formulation to Darvocet-N 100 followed by a 12-week Phase 3 efficacy trial in a validated pain model comparing the new formulation to placebo for a total cost of approximately $10.0 million. Because this new formulation dosed every eight hours was designed to have the same bioavailability as Darvocet-N 100 dosed every four hours, we placed a higher probability of success on the outcome of these Phase 3 trials than with respect to the planned Phase 3 clinical trials for Zipsor discussed below. Unsuccessful trials would entail delays, repeat studies and potentially abandonment. At the time of acquisition, we expected to be able to launch the new product and generate cash flows in 2008. We expected pricing and margins to be consistent with other branded products in the opioid and acetaminophen combination category. We determined at the time that such a product would have a clear development path and that AAIPharma would, in due course, be able to formulate a product with the desired bioavailability profile. We used the discounted cash flow method and a discount rate of 25% to calculate the fair value associated with this development project, which we now refer to as XP20B and assigned $82.6 million to the project as in-process research and development.

With respect to Zipsor, as of July 2005, AAIPharma had undertaken a number of small clinical trials with mixed results. We determined at the time that while Zipsor had a clear development path, there remained considerable risk in the program because AAIPharma had not yet undertaken pivotal Phase 3 clinical trials in a validated pain model. There were a number of approved products containing diclofenac available in the United

States. Zipsor’s formulation and development program were designed to produce a fast acting and efficacious product that could be differentiated from other NSAIDs, including other diclofenac products. At the time of acquisition, we expected to undertake two short-term Phase 3 clinical trials in a validated pain model at a total cost of approximately $5.0 million. Because Zipsor was designed to have a unique onset of action and therefore no directly comparable product on the market, there was perceived greater risk around the outcome of Phase 3 trials. Unsuccessful trials would entail delays, repeat studies and potentially abandonment. At the time of acquisition, we expected to be able to launch Zipsor and generate cash flows in 2008. We expected pricing and margins to be consistent with other branded products in the NSAID category. We used the discounted cash flow method and a discount rate of 25% to calculate the fair value associated with this development project and assigned $32.7 million to the project as in-process research and development.

The discount rate of 25% that we applied to both XP20B and Zipsor represented a premium of 10% to our weighted average cost of capital. In determining the appropriate discount rates for Zipsor and XP20B, we considered the development risks, the regulatory risks and the commercial risks specific to each product candidate, as well as each product candidate’s stage of development. Although Zipsor had already been formulated at the time of acquisition, it was designed to offer a unique pharmacokinetic profile that could not be directly compared with any other approved diclofenac product. As a result, we perceived it to have a higher relative regulatory risk. In addition, because diclofenac is not one of the more widely used NSAIDs in the United States, it was less clear who the most likely prescribers of the product would be, thereby increasing commercial risk. XP20B, in contrast, had not yet been formulated at the time of acquisition. As a result, we perceived it to have a higher relative development risk. XP20B was designed to be dosed every eight hours and to be directly comparable to Darvocet-N 100, an approved product, dosed every four hours. For this reason, we perceived XP20B to have a lower relative regulatory risk. In addition, we anticipated that we would be able to readily identify the likely prescribers of XP20B because they are also prescribers of Darvocet-N 100, which would substantially reduce the commercial risks associated with the product candidate. In summary, at the time of acquisition, while we believed that Zipsor had greater regulatory and commercial risk and XP20B had greater development risk, both product candidates were at the same stage of development because, at the time of acquisition, we expected both product candidates to generate cash flows in 2008. As a result, we applied the same discount rate to both product candidates.

As of July 2005, AAIPharma had also pilot tested formulations of a product candidate designed to be a generic version of a currently marketed product. We determined that there were significant potential impediments to successfully bringing a bioequivalent product to market. Although AAIPharma had not, at the time of acquisition, developed a bioequivalent formulation of the currently marketed product, we believed a formulation could be completed within a relatively short time period. In light of the costs and potential difficulties of bringing a generic product to market and our focus on branded products, we decided not to pursue the opportunity without first establishing a collaborative arrangement with a third party with experience in the regulatory, intellectual property and commercial aspects of bringing a generic product to market. We expected to be able to secure an upfront payment and a royalty based on future sales of the product, if successful. We expected a prospective collaborator to pay development, intellectual property, regulatory clearance and other costs to bring the product to market. We did not expect to launch the product ourselves, but expected to have a commercial collaborator within a year. We used the discounted cash flow method and a discount rate of 50% to calculate the fair value associated with this development project and assigned $5.0 million to the project as in-process research and development.

Impairment of Intangible Assets

Impairment of intangible assets and goodwill increased by $1.0 million, or 15%, in 2006 as compared to 2005. In 2006, we recorded an impairment charge of $7.7 million for the Amicar trademark after we ceased promoting this product in 2005. In 2005, we recorded the following impairment charges:

•	$4.7 million for the Amicar trademark after we ceased promoting this product;

•	$844,000 for the trademark for a product candidate for recurrent urinary tract infections for which we discontinued development;

•	$625,000 for the Stuart Prenatal trademark after we switched our promotional emphasis from Stuart Prenatal to Duet prescription products; and

•	$608,000 for the trademark for a cough suppressant product for which we discontinued sales.

Interest Income

Interest income increased by $687,000, or 349%, in 2006 as compared to 2005 due to higher average balances of investable assets and higher interest rates.

Interest Expense

Interest expense increased by $4.0 million, or 140%, in 2006 as compared to 2005. The increase was primarily due to interest on our senior secured term loan that we used to finance in part our acquisition of substantially all of the marketed pharmaceutical products and product candidates of AAIPharma in July 2005.

Other Income/(Expense)

Other income increased by $883,000 primarily due to a gain of $900,000 that we recorded in 2006 on the sale of the ANDA for a vitamin D analog product.

Comparison of Years Ended December 31, 2004 and 2005

	Year Ended
	December 31,		Increase/	% Increase/
	2004	2005	(Decrease)	(Decrease)
	(dollars in thousands)

Net sales	$13,730	$52,616	$38,886	283%
Cost of sales	4,915	10,126	5,211	106
Selling, general and administrative expenses	23,289	27,025	3,736	16
Research and development expenses	5,409	8,132	2,723	50
Write-off of in-process research and development	—	120,300	120,300	N/A
Impairment of intangible assets	23,263	6,769	(16,494)	N/A
Interest income	63	197	134	213
Interest expense	46	2,822	2,776	N/A
Other income/(expense)	599	(85)	(684)	N/A

  Gross-to-Net Sales Adjustments

The following table sets forth the reconciliation of our gross sales to net sales by each significant category of sales allowances in dollars and as a percentage of gross sales.

	Year Ended December 31,
	2004		2005
	(dollars in thousands)
Gross sales	$20,100		$69,044

Sales allowances:
Wholesaler fees	(103)	0.5%	(1,089)	1.6%
Prompt payment discounts	(373)	1.9	(1,371)	2.0
Medicaid and Medicare rebates	(721)	3.6	(2,642)	3.8
Chargebacks	(929)	4.6	(6,706)	9.7
Administrative fees	(39)	0.2	(171)	0.2
Sales returns	(3,944)	19.6	(4,145)	6.0
OTC product promotional fees	(261)	1.3	(304)	0.4

Total sales allowances	(6,370)	31.7	(16,428)	23.8

Net sales	$13,730		$52,616

The increase in chargebacks as a percentage of gross sales in 2005 as compared to 2004 was due to the addition of several products acquired from AAIPharma to our group purchasing organization contracts and the addition of a contract with the U.S. Department of Veterans Affairs for Oramorph SR. The decrease in sales returns as a percentage of gross sales in 2005 as compared to 2004 was attributable to a recall of a product for the treatment of urinary tract infections in 2004, which we subsequently discontinued, and provisions related to two products that we reformulated and launched in 2004, Amicar solution and a Duet reformulation. The provisions were to take account of expected sales returns of the previous formulations.

Net Sales

Net sales increased by $38.9 million, or 283%, in 2005 as compared to 2004. The increase was primarily due to sales of products that we acquired from AAIPharma in July 2005. Net sales of products that we acquired from AAIPharma were $32.3 million in 2005. Net sales from products that we acquired from AAIPharma are not included in our results prior to the acquisition date.

Net sales from products other than those that we acquired from AAIPharma were approximately $20.3 million in 2005 and $13.7 million in 2004, an increase of $6.6 million. The increase was primarily due to increases in sales of the Duet product line of $2.5 million and Amicar of $3.6 million as a result of unusually high product returns in 2004. We also implemented a price increase in February 2005 that had a modest impact on net sales.

Cost of Sales

Cost of sales increased by $5.2 million, or 106%, in 2005 as compared to 2004. The increase was primarily due to sales of products that we acquired from AAIPharma in July 2005. Cost of sales for products that we acquired from AAIPharma was $5.8 million in 2005. Cost of sales from products that we acquired from AAIPharma is not included in our results prior to the acquisition date. Cost of sales for products other than those that we acquired from AAIPharma was $4.3 million in 2005 and $4.9 million in 2004. The decrease was primarily due to our discontinuation of sales of one product and the closing of the manufacturing plant that exclusively manufactured the product in 2005.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $3.7 million, or 16%, in 2005 as compared to 2004. The increase was a result of a number of factors, including:

•	an increase in amortization expense relating to assets that we acquired from AAIPharma of $1.1 million;

•	an increase in general and administrative personnel costs of $1.4 million following the acquisition of assets from AAIPharma; and

•	an increase in warehouse and distribution expenses of $1.0 million following the acquisition of assets from AAIPharma.

Research and Development Expenses

Research and development expenses increased by $2.7 million, or 50%, in 2005 as compared to 2004. The increase was primarily due to an increase in costs in 2005 associated with the commencement of a Phase 3 clinical trial to evaluate the safety of XP12B in June 2005 and the commencement of a Phase 1 clinical trial of XP20B. These costs were offset in part by a reduction in spending on Misodel, for which we completed Phase 2 clinical trials in 2004 but did not initiate Phase 3 clinical trials until 2006. Salaries, benefits and other indirect research and development expenses increased by $1.1 million in 2005 as compared to 2004 as a result of the increase in clinical trial activity and related headcount.

Write-off of In-process Research and Development

In 2005, as described above, we recorded a charge for purchased in-process research and development of $120.3 million in connection with our acquisition of substantially all of the marketed pharmaceutical products and product candidates of AAIPharma.

Impairment of Intangible Assets

Impairment of intangible assets and goodwill decreased by $16.5 million in 2005 as compared to 2004.

In 2005, as described above, we recorded impairment charges of $6.8 million. In 2004, we recorded the following impairment charges:

•	$17.6 million for the trademark for a product for irritative voiding for which we discontinued sales; and

•	$5.7 million for the Stuart Natal trademark after we discontinued promoting this product.

Interest Income

Interest income increased by $134,000, or 213%, in 2005 as compared to 2004 due to higher average balances of investable assets.

Interest Expense

Interest expense increased by $2.8 million in 2005 as compared to 2004. The increase was primarily due to interest on our senior secured term loan that we used to finance in part our acquisition of substantially all of the marketed pharmaceutical products and product candidates of AAIPharma in July 2005.

Other Income/(Expense)

Other income decreased by $684,000 primarily due to a gain of $539,000 that we recorded in 2004 on the sale of land.

Liquidity and Capital Resources

Sources of Liquidity

We have not been profitable and have generated operating losses since we were incorporated in 2001. We require cash to meet our operating expenses and for capital expenditures, acquisitions and principal and interest payments on our debt. We have funded our cash requirements from inception through September 30, 2007 principally with revenue from product sales, the proceeds of the sale of convertible preferred stock and warrants to purchase our capital stock and borrowings under debt facilities. As of September 30, 2007, we had $31.7 million in cash and cash equivalents.

Cash Flows

The following table provides information regarding our cash flows for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 2006 and 2007.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2004	2005	2006	2006	2007
	(in thousands)

Cash provided by (used in):
Operating activities	$(19,422)	$(3,875)	$(4,202)	$908	$(13,975)
Investing activities	211	(207,637)	718	742	(233)
Financing activities	19,505	220,863	496	7	34,206

Net increase/(decrease) in cash and cash equivalents	$294	$9,351	$(2,988)	$1,657	$19,998

Net Cash Used in Operating Activities

Net cash used in operating activities in the nine months ended September 30, 2007 primarily reflected our net loss of $26.4 million, offset by non-cash items totaling $3.9 million and changes in accounts receivable, inventory and accrued product development expenses. Our continued net losses resulted from our research and development expenditures outpacing the increase in revenue from our marketed products. Accounts receivable increased $3.1 million as compared to December 31, 2006. The increase was a result of increased sales and our recent efforts to convert customers to an electronic funds transfer platform, which resulted in a slight increase in our days sales outstanding. Inventory decreased $2.6 million as compared to December 31, 2006. The decrease was primarily due to our managed reduction of sales and inventory levels in late 2006 in anticipation of an early 2007 price increase. Our accrued product development expenses increased by $11.5 million due to the timing of cash payments under our clinical trial contracts. We anticipate paying these accrued expenses within the next 12 months. However, as we continue to increase our research and development activities, this accrual will fluctuate based on specific clinical trial contract terms.

Net cash provided by operating activities in the nine months ended September 30, 2006 primarily reflected our net loss of $10.8 million, offset by non-cash items totaling $1.4 million and changes in accounts receivable and prepaid expenses. Accounts receivable decreased $3.9 million as compared to December 31, 2005. The decrease was primarily due to our increased collection efforts and refined reconciliation procedures, which resulted in a $3.2 million reduction in receivables from our three major wholesale customers and a reduction in our overall days sales outstanding. Prepaid expenses decreased $4.5 million as compared to December 31, 2005. Under the terms of the AAIPharma acquisition, we had prepaid escrows and other receivables totaling $2.8 million relating to chargebacks and sales returns for AAIPharma products as of December 31, 2005, which were utilized and collected by September 30, 2006. In addition, as of December 31, 2005, we had a $1.5 million prepayment for services relating to the start of a clinical trial.

Net cash used in operating activities for 2006 primarily reflected our net loss of $28.3 million, offset by non-cash items totaling $9.7 million and changes in accounts receivables and prepaid expenses. Accounts receivable decreased $6.9 million as compared to December 31, 2005. The decrease was primarily due to our increased collection efforts and refined reconciliation procedures, which resulted in a $6.1 million reduction in receivables from our three major wholesale customers and a reduction of our overall days sales outstanding. Prepaid expenses decreased $4.2 million as compared to December 31, 2005. Under the terms of the AAIPharma acquisition, we had prepaid escrows and other receivables totaling $2.8 million relating to chargebacks and sales returns for AAIPharma products as of December 31, 2005, which were utilized and collected by December 31, 2006. In addition, as of December 31, 2005, we had a $1.5 million prepayment for services relating to the start of a clinical trial.

Net cash used in operating activities for 2005 primarily reflected our net loss of $122.4 million, offset by non-cash items totaling $128.6 million and changes in accounts receivable, prepaid expenses and accrued expenses. As a result of our acquisition of assets from AAIPharma in July 2005, we increased our revenue substantially, but as of December 2005 had not yet incurred substantial increases in research and development expenditures. However, this was offset by changes in working capital. Specifically, accounts receivable increased $11.8 million as a result of the increase in revenue in the fourth quarter following the AAIPharma acquisition. Inventory increased $3.5 million as compared to December 31, 2004. The increase was primarily due to the $2.7 million of inventory obtained in the AAIPharma acquisition. Prepaid expenses and other receivables increased primarily due to the $2.8 million of escrows and receivables relating to chargebacks and sales returns described above.

Net cash used in operating activities for 2004 primarily reflected our net loss of $42.5 million, offset by non-cash items of $23.3 million. During 2004, we had not yet acquired or developed products with a revenue stream to help support our infrastructure or research and development costs.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities in the nine months ended September 30, 2007 reflected purchases of property and equipment of $233,000.

Net cash provided by investing activities in the nine months ended September 30, 2006 primarily reflected proceeds from the sale of the ANDA for a vitamin D analog product of $900,000 and proceeds from the sale of property and equipment of $27,000, offset by purchases of property and equipment of $185,000.

Net cash provided by investing activities in 2006 primarily reflected proceeds from the sale of the ANDA for a vitamin D analog product of $900,000 and proceeds from the sale of property and equipment of $27,000, offset in part by purchases of property and equipment of $209,000.

Net cash used in investing activities in 2005 primarily reflected the acquisition of substantially all of the marketed pharmaceutical products and product candidates of AAIPharma in cash for $208.2 million and purchases of property and equipment of $181,000, offset in part by proceeds from the sale of a manufacturing plant for $722,000.

Net cash provided by investing activities in 2004 primarily reflected cash acquired in our stock for stock merger with Integrity in February 2004 of $931,000 and the proceeds of the sale of land adjacent to a manufacturing plant that we acquired from Integrity of $621,000, offset in part by the acquisition of Hycet for $550,000, the acquisition of intellectual property associated with a product candidate for $500,000 and purchases of property and equipment of $291,000.

Net Cash Provided by Financing Activities

Net cash provided by financing activities in the nine months ended September 30, 2007 primarily reflected the issuance and sale of shares of our Series A-1 convertible preferred stock for $25.0 million and net proceeds from an increase in our term loan of $9.2 million and the exercise of stock options.

Net cash provided by financing activities in the nine months ended September 30, 2006 reflected proceeds from the exercise of stock options.

Net cash provided by financing activities in 2006 primarily reflected the issuance and sale of shares of our series A-1 convertible preferred stock for $489,000 and proceeds from the exercise of stock options.

Net cash provided by financing activities in 2005 primarily reflected the issuance and sale of shares of our series A-1 convertible preferred stock for $163.3 million, net of expenses, proceeds from a term loan of $53.3 million, net of issuance costs, the conversion of $4.3 million of shareholder loans into shares of convertible preferred stock and proceeds from the exercise of stock options.

Net cash provided by financing activities in 2004 primarily reflected the issuance and sale of shares of our series C convertible preferred stock for $20.0 million and proceeds from the exercise of stock options, offset in part by repayment of outstanding debt of $509,000.

Funding Requirements

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, revenue from product sales and borrowing availability under our revolving line of credit, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements for at least the next 24 months. We have based this estimate on assumptions that may prove to be wrong. We expect that we will need to rely on funds from external sources to repay the outstanding principal under our debt facility upon maturity in July 2010.

We expect to continue to incur significant development expenses in connection with our ongoing activities, particularly as we conduct late stage clinical trials for our product candidates. In addition, we incur significant commercialization expenses for our currently marketed products for sales, marketing, securing commercial quantities of product from our manufacturers and distribution. We expect these commercialization expenses to increase in future periods if we are successful in obtaining FDA approval to market Zipsor and other product candidates. We have used, and expect to continue to use, revenue from sales of our marketed products to fund a significant portion of the development costs of our product candidates and establishing and expanding our sales and marketing infrastructure. However, we may need substantial additional funding for these purposes and may be unable to raise capital when needed or on attractive terms, which would force us to delay, reduce or eliminate our development programs or commercialization efforts.

Our future capital requirements will depend on many factors, including:

•	the level of product sales from our currently marketed products and any additional products that we may market in the future;

•	the timing and outcome of the FDA’s review of the NDA for Zipsor;

•	the scope, progress, results and costs of clinical development activities for our other product candidates;

•	the costs, timing and outcome of regulatory review of our other product candidates;

•	the number of, and development requirements for, additional product candidates that we pursue;

•	the costs of commercialization activities, including product marketing, sales and distribution;

•	the costs and timing of establishing manufacturing and supply arrangements for clinical and commercial supplies of our product candidates;

•	the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims;

•	the extent to which we acquire or invest in products, businesses and technologies; and

•	the extent to which we choose to establish collaboration, co-promotion, distribution or other similar arrangements for our products and product candidates.

To the extent that our capital resources are insufficient to meet our future capital requirements, we will need to finance our cash needs through public or private equity offerings, debt financings, corporate collaboration and licensing arrangements or other financing alternatives. Our only committed external source of funds is borrowing availability of $30.0 million under our revolving line of credit as of September 30, 2007. Our ability to borrow additional amounts under our revolving line of credit is subject to our satisfaction of specified conditions. Additional equity or debt financing, or corporate collaboration and licensing arrangements, may not be available on acceptable terms, if at all.

If we raise additional funds by issuing equity securities, our stockholders will experience dilution. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any debt financing or additional equity that we raise may contain terms, such as liquidation and other preferences that are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our technologies, future revenue streams or product candidates or to grant licenses on terms that may not be favorable to us.

Debt Financing

We have a senior secured debt facility consisting of an outstanding term loan and a revolving line of credit. As of September 30, 2007, we had $65.0 million aggregate principal amount outstanding under the term loan and borrowing availability of $30.0 million under the revolving line of credit. Any outstanding principal under our debt facility is due upon maturity in July 2010. We can borrow under the revolving line of credit through maturity. As conditions precedent to a borrowing under the revolving line of credit, on the date of the borrowing our representations and warranties in the debt facility must be true and correct and at the time of, and after giving effect to the borrowing, there must be no default or event of default under our debt facility.

We could be required to prepay a portion of the principal amount of outstanding loans under our debt facility if any of the following events occur:

•	we abandon development of XP12B;

•	we do not achieve the primary efficacy endpoint of our ongoing Phase 3 clinical trial of XP12B by March 31, 2009, based on the three criteria specified in that trial; or

•	we do not receive a new drug approvable letter from the FDA with respect to Zipsor by December 31, 2008.

If any of these events occurs and the ratio of the sum of the principal amount of the outstanding loans under our debt facility plus our other outstanding indebtedness to our appraised enterprise value, as determined by a third party valuation firm, exceeds 25%, we would be required to prepay the outstanding loans under our debt facility in an amount that would result in the aggregate outstanding principal amount of the loans being equal to or less than 20% of our appraised enterprise value.

The mandatory and voluntary prepayment of the outstanding principal amount of loans under our debt facility is subject to a prepayment penalty of 2.00% of the prepayment amount through June 2009 and 1.00% of the prepayment amount from June 2009 through June 2010, as well as a make whole interest payment through December 2008. Interest is payable monthly and accrues at an annual rate equal to six month LIBOR plus 6.50% or the prime rate established from time to time by Citibank, N.A. plus 5.00%. As of September 30, 2007, six month LIBOR equaled 5.25% and Citibank’s prime rate equaled 7.39%. We also are required to pay a fee on a monthly basis equal to 0.15% of the difference between the committed amount and the amount outstanding under the revolving line of credit.

Under our debt facility, we are required to maintain on a quarterly basis minimum annualized product sales. The minimum annualized product sales amount increases on a quarterly basis from $49.5 million for the quarter ended September 30, 2007 to $55.4 million for the quarter ending December 31, 2008 and for each subsequent quarter through maturity of the facility.

Our debt facility also contains negative covenants restricting our activities. Our debt facility limits our ability to:

•	incur indebtedness and liens;

•	enter into mergers or similar transactions;

•	dispose of assets;

•	change the nature of our business;

•	make loans, advances or guarantees;

•	enter into leases;

•	make capital expenditures;

•	make dividends or distributions on our stock;

•	enter into transactions with affiliates;

•	restrict the payment of dividends by our subsidiaries;

•	allow our subsidiaries to issue capital stock to third parties;

•	and modify the terms of our debt, organizational and other material agreements.

Our debt facility is secured by all of our assets. The covenants under our debt facility and the pledge of our existing assets as collateral significantly limit our ability to obtain additional debt financing.

We issued to the lenders under our debt facility warrants to purchase 3,053,119 shares of our common stock and have agreed to issue warrants to purchase additional shares of our common stock if we borrow under the revolving line of credit. If we borrow the full amount available under the revolving line of credit, we would be required to issue warrants to purchase 2,066,020 additional shares of our common stock. All of these warrants have an exercise price of $0.001 per share and all outstanding warrants will be deemed to be automatically exercised upon the closing of this offering.

Contractual Obligations

The following table summarizes our contractual obligations as of September 30, 2007.

	Payments Due by Period
		Less Than	1-3	3-5	More Than
Contractual Obligations	Total	1 Year	Years	Years	5 Years
	(in thousands)

Debt obligations(1)	$87,268	$8,184	$79,084	$—	$—
Operating lease obligations(2)	8,285	789	5,400	2,096	—
Other obligations(3)	25,301	13,816	11,485	—	—

Total contractual obligations	$120,854	$22,789	$95,969	$2,096	$—

(1)	Includes scheduled interest payments and fees based on an annual interest rate of 11.76% as of September 30, 2007.

(2)	Includes minimum rental payments for our corporate offices in Newport, Kentucky, automobile lease payments for our sales force and other office equipment leases.

(3)	Consists of commitments to third party manufacturers of two of our currently marketed products, minimum payments to AAIPharma through July 2008 for development, support and clinical trial services under a master services agreement and payment of remaining upfront fees to XenoPort under our license agreement with respect to the pro-drug of tranexamic acid.

The preceding table reflects only payment obligations for our product candidates that are fixed and determinable. The table excludes contingent contractual payments that we may become obligated to make upon achievement of specified development, regulatory and commercialization milestones and contingent contractual royalty payments. In particular, the table excludes the following contingent contractual payment obligations.

•	Under an asset purchase agreement that we entered into with AAIPharma in May 2005, pursuant to which we acquired substantially all of the marketed pharmaceutical products and product candidates of AAIPharma, we have agreed to pay royalties to AAIPharma based on net sales of Zipsor, XP20B and any orally administered follow on products. We do not currently expect to pay royalties in respect of any of these products prior to FDA approval of Zipsor or XP20B and such time as combined quarterly net sales of Zipsor and XP20B exceed a threshold amount specified in our agreement with AAIPharma. We do not anticipate this to occur earlier than 2010.

•	As a result of our acquisition of all of AAIPharma’s rights to Darvon and Darvocet, including the related trademarks and NDAs that AAIPharma had originally acquired from Eli Lilly in February 2002, we have agreed to pay Eli Lilly a royalty based on net sales in the United States above specified sales thresholds of all forms of Darvon and Darvocet covered by the acquired NDAs and, with specified exceptions, any new pharmaceutical product containing the active pharmaceutical ingredient propoxyphene or the name “Darvon” or “Darvocet.” We do not currently expect to pay this royalty prior to FDA approval and the initiation of commercial sale of XP20B, which we expect to market as a line extension of our Darvocet brand. We do not anticipate this to occur earlier than 2011.

•	Under a licensing agreement that we entered into with XenoPort in October 2007, pursuant to which we obtained the exclusive right to develop and commercialize pharmaceutical products containing any of a specified set of pro-drugs of tranexamic acid for the treatment of excessive bleeding, menorrhagia and other indications in the United States, we are obligated to pay XenoPort up to an aggregate of $135.0 million upon achievement of specified development, regulatory and sales milestones for licensed products and XP12B. In addition, we have agreed to pay royalties to XenoPort based on net sales of the licensed products and XP12B. Our payment of these royalties is subject to FDA approval and the initiation of commercial sale of XP12B or a product containing a licensed pro-drug of tranexamic acid. We do not anticipate this to occur earlier than 2010.

See “Business — Intellectual Property — License and Collaboration Agreements” for additional information regarding these arrangements.

Off-Balance Sheet Arrangements

Since inception, except for standard operating leases, we have not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.

Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposure relates to variable interest rate risk under our senior secured debt facility. We do not hedge our interest rate exposure. If the interest rate under our senior secured debt facility as of September 30, 2007 increased by 100 basis points, our interest expense before taxes would increase by approximately $650,000 per year.

Other than with respect to our debt, our exposure to market risk is confined to our cash, cash equivalents and restricted cash and investments, all of which have maturities of less than one year. The primary objectives of our investment policy are liquidity and capital preservation. Because of the short-term maturities of our investments, we do not believe that an increase in market rates would have any significant impact on the realized value of our investments.

We have no operations outside the United States, and almost all of our operating expenses and capital expenditures are denominated in United States dollars.

Effects of Inflation

Our most liquid assets are cash and cash equivalents. Because of their liquidity, these assets are not directly affected by inflation. We also believe that we have intangible assets in the value of our intellectual property. In accordance with generally accepted accounting principles, we have not capitalized the value of this intellectual property on our balance sheet. Due to the nature of this intellectual property, we believe that these intangible assets are not affected by inflation. Because we intend to retain and continue to use our equipment, furniture and fixtures and leasehold improvements, we believe that the incremental inflation related to replacement costs of such items will not materially affect our operations. However, the rate of inflation affects our expenses, such as those for employee compensation and contract services, which could increase our level of expenses and the rate at which we use our resources.

Recent Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted the provisions of FIN 48 effective January 1, 2007. No material cumulative adjustment to our accumulated deficit was required upon adoption.

In September 2006, the SEC issued SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, or SAB 108. SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects on each of our balance sheets and statement of operations and the related financial statement disclosures. SAB 108 was adopted by us in the first quarter of 2007.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS 157. SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require or permit assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by us effective January 1, 2008. We are in the process of evaluating the impact of SFAS 157 on our results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115, or SFAS 159. SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Most of the provisions in SFAS 159 are elective; however, the amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We are in the process of evaluating the impact of SFAS 159 on our results of operations and financial position.

BUSINESS

Overview

We are an integrated specialty pharmaceutical company with both development and commercial capabilities focused on women’s healthcare and pain management. We market a portfolio of revenue generating products and are advancing a late stage pipeline of product candidates targeted at significant potential markets in our focus areas. We are led by an executive team with substantial experience in identifying, developing and commercializing significant new products at other specialty pharmaceutical companies.

A key element of our business strategy is to use revenue from sales of our marketed products to fund a significant portion of the development costs of our product candidates and the expansion of our sales and marketing infrastructure. We develop our product candidates primarily through the application of proprietary drug delivery and formulation technologies to known drug compounds in women’s healthcare, pain management and potentially other complementary therapeutic areas. We believe that we can substantially mitigate the risks and uncertainties and reduce the time and costs typically associated with new drug development by utilizing Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act, or the FDCA, for approval of most of our product candidates.

Our product pipeline includes one product candidate for which we have submitted a new drug application, or NDA, to the U.S. Food and Drug Administration, or the FDA, one product candidate currently in Phase 3 clinical development and one product candidate for which we plan to initiate Phase 3 clinical development in the first half of 2008. We have submitted the NDA for our first product candidate and expect to submit NDAs for our other two clinical stage product candidates under Section 505(b)(2) of the FDCA. This development pathway provides the potential for expedited development of new formulations of existing compounds by enabling the applicant to rely in part on the findings of safety and efficacy of a product already approved by the FDA in support of the applicant’s NDA for the new formulation.

Our clinical stage product candidates are:

•	Zipsor. Zipsor is a proprietary immediate release oral capsule formulation of diclofenac for the treatment of mild to moderate pain that is designed to provide for the fast onset of action. Zipsor is designed to provide for rapid and consistent release and systemic absorption of diclofenac and, as a result, permit use of a lower dose of diclofenac than approved oral diclofenac products for pain while also producing fast analgesia. As a result, we believe Zipsor may reduce unnecessary systemic exposure to the drug. Diclofenac is a non-steroidal anti-inflammatory drug, or NSAID, that has been marketed in the United States since 1988, including for the treatment of mild to moderate pain and inflammation, including the symptoms of arthritis. In four recently completed pivotal Phase 3 clinical trials of Zipsor, the product candidate achieved the primary efficacy endpoint of the trial and was well tolerated by trial participants. Because these Phase 3 clinical trials used two acute pain models, we expect physicians to prescribe Zipsor, if approved by the FDA, primarily for acute pain. We submitted a Section 505(b)(2) NDA for Zipsor to the FDA in September 2007. Under the Prescription Drug User Fee Act, or PDUFA, guidelines, the PDUFA date for our NDA is July 21, 2008, which is the date we expect the FDA to take an action with respect to this application.

•	XP12B. XP12B is a tranexamic acid modified release oral tablet for the reduction of menstrual blood loss in women who suffer from menorrhagia, or excessive menstrual bleeding. According to an article published in the Journal of Women’s Health and Gender-Based Medicine in 2002 entitled, A Survey of Gynecologists Concerning Menorrhagia: Perceptions of Bleeding Disorders as a Possible Cause, approximately 9% to 14% of otherwise healthy women are believed to have this disorder, for which there are currently no approved pharmaceutical products in the United States. Immediate release tranexamic acid products with a total daily dose comparable to XP12B have been marketed outside the United States for the treatment of menorrhagia for more than 30 years. XP12B’s proprietary formulation technology is designed to provide for the controlled release of tranexamic acid to improve general tolerability in comparison with these immediate release products. We currently are conducting a Phase 3 clinical program for XP12B in the United States based on agreements with the FDA under the special protocol assessment, or SPA, process with respect to several elements of the program. We expect to complete this Phase 3 clinical program in mid-2008. If the results of this program are favorable, we expect to submit a Section 505(b)(2) NDA for XP12B to the FDA in late 2008 or early 2009. The FDA has granted XP12B fast track designation for the reduction of menstrual blood loss in women with menorrhagia. Fast track designation is generally reserved for products that are intended for the treatment of serious or life threatening conditions and demonstrate the potential to address unmet medical needs for the condition. In addition, we recently licensed rights to a pro-drug of tranexamic acid that is covered by a U.S. composition of matter patent, which we plan to develop as a follow on product for this indication and potentially other excessive bleeding indications. We believe that the pro-drug may exhibit more favorable pharmaceutical properties compared to tranexamic acid, including improved oral bioavailability.

•	XP20B. XP20B is a combination propoxyphene and acetaminophen modified release oral tablet for the treatment of mild to moderate pain. XP20B’s proprietary formulation technology is designed to provide for dosing every eight hours. In contrast, all approved propoxyphene and acetaminophen combination products are dosed every four to six hours as needed for pain. If approved by the FDA, we expect to market XP20B as a line extension under our Darvocet brand. According to Verispan, for the 12 months ended June 30, 2007, approximately 87% of new prescriptions in the United States for propoxyphene and acetaminophen combination products were written specifically for Darvocet. These prescriptions are usually filled with generic equivalents. If XP20B is approved by the FDA, we believe that Darvocet’s high brand awareness will be an important factor in our efforts to convert physicians who prescribe Darvocet in its current immediate release formulation to prescribe XP20B. Propoxyphene is a widely used mild opioid that has been marketed in the United States for the treatment of pain in an immediate release form, both in combination with acetaminophen and without acetaminophen, for several decades. We expect to initiate Phase 3 clinical development of this product candidate in the United States in the first half of 2008.

We currently sell ten products in the United States, consisting of nine FDA approved pharmaceuticals and a line of prenatal vitamins. We actively promote the two marketed products that we believe are responsive to promotional efforts, our Duet line of prescription prenatal vitamins and Oramorph SR. We also promote Oramorph SR to provide our sales force with experience in the pain management market, including establishing relationships with key physicians in this market. The Duet line consists of prescription multivitamin and multimineral dietary supplements indicated for use in improving the nutritional status of women throughout pregnancy and in the post-natal period. Oramorph SR is a sustained release morphine oral tablet that is indicated for the relief of pain in patients who require opioid analgesics for more than a few days. These two promoted products generated net product sales of $21.2 million in 2006 and $16.1 million for the nine months ended September 30, 2007. The eight products that we do not actively promote include the well known opioids Darvocet, Darvon and Roxicodone. Most of these eight products are indicated for the relief of pain. These eight non-promoted products generated net product sales of $43.1 million in 2006 and $38.6 million for the nine months ended September 30, 2007. We rely on brand reputation and awareness among physicians and patients to generate ongoing market demand for and sales of these eight products without promotional efforts by us.

We have built a commercial organization, consisting of our sales department, including our sales force, sales management, sales logistics and sales administration, and our marketing department, to market and sell our promoted products. This organization includes a 96 person U.S. specialty sales force that separately calls on both high prescribing pain specialists and women’s healthcare physicians. Our sales management team, consisting of our national sales director and ten division sales managers, has an average of nine years of sales management experience. Since our merger with Integrity Pharmaceutical Corporation in 2004, through which we obtained the rights to the Duet product line, our sales force has helped increase net product sales of Duet prescription vitamins in a highly competitive market from $7.8 million in 2004 to $14.0 million in 2006. We believe that we will be able to readily expand our sales and marketing infrastructure, including our sales force, to commercialize additional products from our pipeline to high prescribing pain specialists and women’s healthcare physicians, subject to completing clinical development and obtaining regulatory approval. As a result, we expect to be able to commercialize additional products without the need to enter into collaboration, co-promotion, distribution or other similar arrangements, although we may selectively enter into such arrangements in situations in which we consider it to be advantageous for us to do so. We contract with third parties to manufacture all of our products and product candidates.

Our Strategy

Our goal is to become a leading integrated specialty pharmaceutical company that develops and commercializes new products for significant markets in our focus areas of women’s healthcare and pain management. Key elements of our strategy to achieve this goal are:

Focus on women’s healthcare and pain management.  The areas of women’s healthcare and pain management offer attractive commercial opportunities in significant markets. Health issues particular to women, such as childbirth and reproductive care, are generally treated or managed by specialist physicians, such as obstetricians or gynecologists. Women also often consult with their obstetrician or gynecologist on primary healthcare issues, including pain management. According to a joint statement by the American Academy of Pain Medicine and the American Pain Society, pain is one of the most common reasons people consult a physician, yet it frequently is treated inadequately, leading to enormous social cost in the form of lost productivity, needless suffering and excessive healthcare expenditures. We believe that we can reach physicians who are high volume prescribers of women’s healthcare and pain management products in the United States with our specialized sales force.

Use revenue from product sales to fund new product development and expand commercial infrastructure.  We actively seek to maximize sales of the Duet line of prescription prenatal vitamins and Oramorph SR through our promotional efforts. We also generate meaningful sales from our non-promoted products with limited sales and marketing costs. We have used, and expect to continue to use, revenue from sales of our marketed products to fund a significant portion of the development costs of our product candidates and the expansion of our sales and marketing infrastructure. We believe that this approach will reduce the amount of additional funds that we will need to raise from external sources, such as through offerings of equity and convertible securities, and, as a result, minimize future dilution to our stockholders. In addition, we believe that our commercial organization will enable us to commercialize our product candidates without the need to enter into collaboration, co-promotion, distribution or other similar arrangements, which sometimes provide for unfavorable terms. However, we may selectively enter into such arrangements in situations in which we consider it to be advantageous for us to do so.

Effectively manage risks associated with new product development.  We are directing our development efforts toward known drug compounds based on active pharmaceutical ingredients for which substantial efficacy and safety data or a significant history of usage exist related to our target indications. By developing improved formulations of existing drug compounds, instead of engaging in the development of new chemical entities, we believe that we can advance our product candidates more quickly and predictably through the development cycle. In particular, we believe that this approach to drug development will allow us to use the abbreviated development pathway of Section 505(b)(2) for most of our product candidates, which can result in substantially less time and cost in bringing a new drug to market. We have submitted an NDA for Zipsor and expect to submit NDAs for our late stage product candidates XP12B and XP20B under Section 505(b)(2) of the FDCA. We are actively pursuing strategic acquisitions and in-licensing opportunities to augment our development pipeline, such as our recent acquisition of license rights to the pro-drug of tranexamic acid.

Employ proprietary technologies in the development of newly formulated versions of existing drug compounds. We are experienced in applying proprietary formulation technologies in the development of new formulations of existing drug compounds with a view to offering additional clinical benefits.

•	Zipsor uses a proprietary formulation technology, known as ProSorb, that we licensed from AAIPharma Inc. that is designed to provide for rapid and consistent release and systemic absorption of diclofenac.

•	XP12B uses a proprietary formulation technology designed to provide for the controlled release of tranexamic acid to improve general tolerability in comparison with immediate release products.

•	XP20B uses a proprietary formulation technology that we licensed from AAIPharma that is designed to provide for the controlled release of the drug over eight hours, which would allow less frequent dosing than currently approved propoxyphene and acetaminophen combination products.

We expect to be able to build on our experience in drug formulation as we select new candidates for our development pipeline and initiate or continue clinical development of these product candidates. We have the right to use AAIPharma’s proprietary drug formulation technology to develop newly formulated versions of other currently approved opioid and acetaminophen combination products for dosing every eight hours, or possibly longer. This presents potential opportunities for us to enter into license or collaboration arrangements with third parties that market these currently approved products.

Products and Product Candidates

We have three product candidates in clinical development and ten marketed products. Our U.S. specialty sales force actively promotes the two marketed products that we believe are responsive to promotional efforts. We do not actively promote our other eight marketed products.

We currently hold all worldwide commercial rights to our products and product candidates, other than the pro-drug of tranexamic acid, for which we hold commercial rights only in the United States. We do not currently market any of our products outside the United States and have no current plans to engage in product commercialization outside the United States.

Product Candidates

The following table summarizes key information about our product candidates in clinical development.

Active
	Pharmaceutical	Method of		Development
Product Candidate	Ingredient	Administration	Primary Indication	Status

Zipsor	Diclofenac	Immediate release oral liquid-filled soft gelatin capsule	Mild to moderate pain	NDA submitted
XP12B	Tranexamic acid	Modified release oral tablet	Reduction of menstrual blood loss in women with menorrhagia	Phase 3 ongoing
XP20B	Propoxyphene and acetaminophen	Modified release oral tablet	Mild to moderate pain	Phase 3 planned for first half of 2008

Zipsor

We have developed Zipsor for the treatment of mild to moderate pain. Zipsor contains the active pharmaceutical ingredient diclofenac potassium. Diclofenac is an NSAID that is approved in the United States for the treatment of mild to moderate pain and inflammation, including the symptoms of arthritis. We obtained the rights to Zipsor through our acquisition of substantially all of the marketed pharmaceutical products and product candidates of AAIPharma in July 2005. In four recently completed pivotal Phase 3 clinical trials of Zipsor, the product candidate achieved the primary efficacy endpoint of the trial and was well tolerated by trial participants. Because these Phase 3 clinical trials used two acute pain models, we expect physicians to prescribe Zipsor, if approved by the FDA, primarily for acute pain. We submitted a Section 505(b)(2) NDA for Zipsor to the FDA in September 2007. Under PDUFA guidelines, the FDA is committed to review and act on all filed original NDA submissions within a specified time frame. For a standard application, the FDA’s PDUFA goal is to complete its review and issue an action letter within ten months of the date of receipt of the application. If the FDA meets its PDUFA goal in connection with its review of our NDA for Zipsor, we expect the FDA to issue an action letter with respect to this application by July 21, 2008, although the FDA is not obligated to take action by that date.

Market Opportunity and Current Treatments.  Diclofenac is one of the most widely used pain compounds in the world and has a well established safety profile. Diclofenac has been marketed in the United States in immediate release and controlled release formulations since 1988 as diclofenac sodium and since 1993 as diclofenac potassium. Diclofenac sodium is only partially soluble in water, while diclofenac potassium is fully soluble in water. There is some evidence that diclofenac potassium tends to provide more rapid onset of analgesia. Both branded and generic versions of diclofenac are marketed in the United States and indicated for the treatment of mild to moderate pain, osteoarthritis and rheumatoid arthritis, pain and cramping during menstruation, known as dysmenorrhea, and ankylosing spondylitis, which is a form of chronic inflammation of the spine and the sacroiliac joints.

According to IMS Health, there were approximately 108 million prescriptions written in the United States for anti-arthritic medications, including COX-2 inhibitors, for the 12 months ended June 30, 2007. Diclofenac accounted for approximately 6.7 million prescriptions for the 12 months ended June 30, 2007. Most of these diclofenac prescriptions are filled with generic products.

We expect that, if approved, Zipsor also could compete against other drugs that are widely used to treat mild to moderate pain in the acute setting. In addition, a number of other companies are developing NSAIDs in a variety of dosage forms for the treatment of mild to moderate pain and related indications. Several companies are developing diclofenac based products that are in late stage clinical trials. Other drugs with unproven mechanisms of action also are still in clinical development to treat acute pain.

A key drawback of NSAID use is side effects. The most frequent side effect that patients report is gastrointestinal problems. Other frequently reported side effects include abnormal renal function, anemia, dizziness, edema, elevated liver enzymes, headaches, increased bleeding time, itchy skin, skin rashes and tinnitus. According to the product label for Cataflam®, the currently approved formulation of diclofenac marketed by Novartis, approximately 1% to 10% of patients taking NSAIDs report one or more of these side effects. Clinical trials of some NSAIDs, in particular COX-2 inhibitors, have shown an increased risk of serious cardiovascular events, heart attack and stroke. As a result of these clinical trials, the FDA requires that the product label for all NSAIDs provide a warning regarding these risks.

Description and Development Status.  Zipsor is an immediate release oral liquid-filled soft gelatin capsule containing 25 milligrams of diclofenac potassium. We have developed Zipsor to be administered every six hours as needed for pain. Zipsor has been formulated using a proprietary formulation technology, known as ProSorb, that we licensed from AAIPharma that is designed to provide for rapid and consistent release and systemic absorption of diclofenac and, as a result, permit use of a lower dose of diclofenac than approved oral diclofenac potassium products for pain while also producing fast analgesia. As a result, we believe Zipsor may reduce unnecessary systemic exposure to the drug. The 25 milligram dose of diclofenac potassium contained in Zipsor is lower than the dose contained in approved oral diclofenac potassium products, which is 50 milligrams. In addition, Zipsor’s total maximum daily dose is 100 milligrams of diclofenac potassium, compared to the recommended total daily dose for Cataflam of 150 milligrams for pain, resulting in a lower total daily drug exposure for Zipsor for this indication. The recommended total daily dose for Cataflam is 100 milligrams to 150 milligrams for osteoarthritis and 150 milligrams to 200 milligrams for rheumatoid arthritis. Verispan estimates that the daily average consumption for patients taking approved oral diclofenac potassium products is 125 milligrams, compared to Zipsor’s total maximum daily dose of 100 milligrams. We believe that Zipsor’s lower dose may lead to fewer and less severe side effects. In addition, the lower dose is consistent with medical and regulatory recommendations to treat pain with the lowest effective dose over the shortest period of time possible.

We submitted our Section 505(b)(2) NDA for Zipsor relying, in part, on the FDA’s findings of safety and efficacy for Cataflam. We believe that this regulatory path enabled us to avoid conducting some of the preclinical testing and clinical trials that we would otherwise have needed to complete to seek marketing approval of Zipsor. For more information, see “— Government Regulation — The Hatch-Waxman Act — Section 505(b)(2) New Drug Applications.”

Prior to submitting the NDA, we or AAIPharma completed the following Phase 3 clinical trials of Zipsor to assess its analgesic effects in post-operative pain models:

•	Two randomized, multicenter, double blind, placebo controlled, multiple dose trials that we conducted in the United States with a total of 401 patients with pain following bunionectomy, or bunion removal surgery. Patients in these trials received a 25 milligram dose of Zipsor or placebo every six hours over a four day period beginning the first day following surgery. The primary endpoint of these trials was the average pain intensity as reported by patients over a 48 hour period measured on a numerical pain rating scale from zero to ten. The average pain intensity for patients receiving Zipsor was statistically significantly lower than the average pain intensity for patients receiving placebo in both of these trials. The results of a clinical trial are statistically significant if they are unlikely to have occurred by chance. We determined the statistical significance of the trial results based on a widely used, conventional statistical method that establishes the p-value of the results. Under this method, a p-value of 0.05 or less represents statistical significance. The p-value of these results was less than 0.0001 in both trials. Both trials also measured the frequency of use of rescue medication during the trial and required the patients to qualitatively assess the effectiveness of the trial medication as secondary endpoints. On each day of the trial, a statistically significantly lower percentage of patients receiving Zipsor required rescue medications as compared to patients receiving placebo. The p-value of these results was less than 0.0001 on each day of both trials, other than on the fourth day of one trial, on which the p-value was 0.0003. In addition, patients receiving Zipsor reported a statistically significantly greater qualitative assessment of the trial medication as an effective pain reliever on a scale from one to five than patients receiving placebo. The p-value of these results was less than 0.0001 in both trials.

•	Two randomized, multicenter, double blind, placebo controlled, single dose trials that AAIPharma conducted in the United States with a total of 514 patients with pain following dental surgery. Patients in these trials received a single 25 milligram, 50 milligram or 100 milligram dose of Zipsor or placebo following surgery. The primary endpoint of these trials was the time weighted sum of difference in pain intensity as reported by patients over a six hour period following surgery measured on a numerical pain severity scale from zero to three. In both trials, patients receiving all three doses of Zipsor experienced a statistically significant reduction in pain over the six hour period as compared to patients receiving placebo. The p-value of these results was less than 0.0001 in both trials. We are seeking an NDA for the 25 milligram dose of Zipsor because it was the lowest effective dose. Both trials also measured the time to onset of analgesia for each patient as a secondary endpoint. The median times to onset of confirmed perceptible pain relief for patients receiving the 25 milligram dose of Zipsor was 24 minutes in one trial and 27 minutes in the other trial. An insufficient number of patients receiving placebo achieved this endpoint to allow a comparison to patients receiving Zipsor.

•	Two randomized, multicenter, double blind, placebo controlled, multiple dose trials that AAIPharma conducted in the United States with a total of 382 patients with pain following arthroscopic knee surgery. Patients in these trials received a 25 milligram or 50 milligram dose of Zipsor or placebo every eight hours over a five day period beginning the day of surgery. The primary endpoint of these trials was the time weighted sum of difference in pain intensity as reported by patients over an eight hour period measured on a numerical pain intensity scale from zero to three. Zipsor failed to reach statistical significance for this primary endpoint in these trials. We believe that this failure to reach statistical significance was a function of a large decrease in pain intensity reported by patients in the placebo group, which may have resulted from aspects of the trial design. In these trials, all of the patients, including patients in the placebo group, were allowed to use ice packs throughout the evaluation period, other than during the 15 minutes prior to scheduled pain assessments. We believe that this use of ice contributed to the outcome by numbing the pain and inflammation associated with the procedure for patients in the placebo group and made accurate assessment of the change in pain intensity difficult. Another element of the trial design that may have contributed to the outcome was that patients were treated beginning on the day of surgery, when the pain was most intense, instead of the first day following surgery, as was the case in the Phase 3 trials in patients with pain following bunionectomy.

In earlier Phase 1 clinical trials comparing Zipsor to Cataflam, the time to maximum plasma concentration for Zipsor was approximately half that of Cataflam. In addition, Zipsor achieved a maximum plasma concentration equivalent to Cataflam, even though Zipsor contains a 25 milligram dose of diclofenac and Cataflam contains a 50 milligram dose of diclofenac.

In each of the Phase 3 clinical trials described above, Zipsor was well tolerated with no serious adverse events reported. Based on our overall clinical trial results, the types of side effects experienced by patients receiving Zipsor were generally typical of common side effects associated with diclofenac. In each of the Phase 3 clinical trials described above, the incidence of side effects experienced by patients receiving Zipsor was comparable to the incidence of side effects in patients receiving placebo. We believe that the safety information set forth in the approved Cataflam label will be applicable to Zipsor.

In response to our NDA submission for Zipsor, the FDA requested that we conduct two in vitro genetic toxicology studies to qualify an impurity in Zipsor for safety purposes. We anticipate that we will complete these toxicology studies prior to the date on which we expect the FDA to issue an action letter with respect to our NDA for Zipsor pursuant to PDUFA guidelines. The FDA also requested that we conduct an additional toxicology study in animals to qualify the impurity in Zipsor. We are engaged in discussions with the FDA about whether this additional animal toxicology study will be required and the potential design of the study. If the FDA requires that we complete this animal toxicology study as a condition to regulatory approval, we anticipate that we will not complete the study prior to the PDUFA date, which would likely delay the approval process with respect to our NDA for Zipsor.

Proprietary Rights.  We hold an exclusive worldwide license from AAIPharma that includes rights to an issued U.S. patent with claims to the formulation of a pharmaceutical product, such as Zipsor, that consists of the formulation technology ProSorb in combination with diclofenac. This patent also includes claims to the use of ProSorb to improve the rate of absorption and the onset of action of diclofenac. This patent expires in 2019. The active pharmaceutical ingredient in Zipsor, diclofenac, is off patent.

XP12B

We are developing XP12B for the reduction of menstrual blood loss in women with menorrhagia. XP12B contains the active pharmaceutical ingredient tranexamic acid. Immediate release tranexamic acid products with a total daily dose comparable to 1,300 milligrams of XP12B administered three times per day have been marketed outside the United States for the treatment of menorrhagia for more than 30 years. There currently are no approved pharmaceutical products indicated for the treatment of menorrhagia in the United States. According to a review of the results of four randomized controlled clinical trials of tranexamic acid involving a total of 206 trial participants in Sweden and the United Kingdom published in the Cochrane Library, a collection of independent research evidence designed to inform healthcare decision making and guide clinical treatment options, treatment with tranexamic acid causes a greater reduction in objective measurements of excessive menstrual bleeding and is not associated with an increase in side effects, in each case, as compared with placebo, NSAIDs, oral contraceptives and ethamyslate, a therapeutic agent indicated primarily for reduction of capillary bleeding. We have developed XP12B internally. We currently are conducting a Phase 3 clinical program for XP12B in the United States based on agreements with the FDA under the SPA process with respect to several elements of the program. We expect to complete this Phase 3 clinical program in mid-2008. If the results of this program are favorable, we expect to submit a Section 505(b)(2) NDA for XP12B to the FDA in late 2008 or early 2009. The FDA has granted XP12B fast track designation for the reduction of menstrual blood loss in women with menorrhagia.

Market Opportunity and Current Treatments.  Menorrhagia is clinically defined as a loss of over 80 milliliters of blood per menses. According to an article published in the Journal of Women’s Health and Gender-Based Medicine in 2002 entitled, A Survey of Gynecologists Concerning Menorrhagia: Perceptions of Bleeding Disorders as a Possible Cause, approximately 9% to 14% of otherwise healthy women are believed to have this disorder. However, according to medical literature, gynecological surveys report that nearly 30% of women believe that they have excessive menstrual bleeding. Because quantitative means of diagnosing menorrhagia are generally impractical, healthcare professionals often diagnose menorrhagia symptomatically by considering frequency of tampon or pad change, spotting and staining events, interference with work and social routines, limitations in behavior and measurements of anemia.

The primary treatment options for menorrhagia consist of the off label use of pharmaceutical therapies approved for other indications, surgery and lifestyle changes. These treatment options include:

•	Pharmaceutical therapies used off label to treat menorrhagia include oral contraceptives, hormones and NSAIDs, such as ibuprofen. While effective for some patients, these drugs generally do not provide sufficient therapeutic benefit.

•	Surgical therapies used to treat menorrhagia include dilation and curettage, or scraping of the uterus, endometrial ablation and hysterectomy. These surgical therapies have significant drawbacks. Dilation and curettage provides only temporary relief, and endometrial ablation and hysterectomy prevent future pregnancies.

•	Lifestyle changes used to treat menorrhagia include exercise and increased intake of fiber, vitamin K, vitamin C and iron. Although lifestyle changes generally do not provide sufficient therapeutic benefit, patients with acute menorrhagia or who are averse to hormonal or surgical options often pursue them.

In addition, Bayer HealthCare Pharmaceuticals, Inc. and Bayer Schering Pharma AG Germany are currently conducting Phase 3 clinical development of a hormonal progesterone intrauterine device to treat menorrhagia.

Description and Development Status.  XP12B is a modified release oral tablet containing 650 milligrams of tranexamic acid. We are developing XP12B to be administered three times per day during menstruation. Tranexamic acid is a non-hormonal compound that acts to slow and diminish the breakdown of fibrin clots in the uterus, which reduces bleeding.

If the results of our Phase 3 clinical program are favorable, we plan to submit a Section 505(b)(2) NDA for XP12B relying, in part, on the FDA’s findings of safety and efficacy for Cyklokapron, a tranexamic acid product that is approved in the United States for short term use in patients with hemophilia during and following tooth extraction. Cyklokapron is approved in intravenous and 500 milligram immediate release oral tablet formulations, although the oral tablet formulation is not marketed. We expect that this regulatory path will enable us to avoid conducting some of the preclinical testing that we would otherwise need to complete to seek marketing approval of XP12B. For more information, see “— Government Regulation — The Hatch-Waxman Act — Section 505(b)(2) New Drug Applications.”

We currently are conducting a Phase 3 clinical program for XP12B consisting of three clinical trials to support an NDA and one extension trial. The three clinical trials to support an NDA filing are:

•	A randomized, multicenter, double blind, placebo controlled, parallel group trial in the United States to evaluate the efficacy and safety of 650 milligram and 1,300 milligram oral doses of XP12B administered three times per day during menstruation for the treatment of menorrhagia. The trial includes approximately 286 patients and is fully enrolled. Patients in the trial are first evaluated for two menstrual cycles to confirm that they meet the clinical definition of menorrhagia and then monitored for three cycles of treatment. The primary efficacy endpoint of this trial is a reduction in menstrual blood loss based on three criteria. These criteria are a reduction in menstrual blood loss as compared to placebo, a reduction in menstrual blood loss compared to baseline of at least 50 milliliters and a reduction in menstrual blood loss that is meaningful to the patient. We also are measuring health related quality of life improvements as secondary endpoints.

•	A randomized, multicenter, double blind, placebo controlled, parallel group trial in the United States to evaluate the efficacy and safety of a 1,300 milligram oral dose of XP12B administered three times per day during menstruation for the treatment of menorrhagia. The trial includes approximately 200 patients and is fully enrolled. Patients in the trial are first evaluated for two menstrual cycles to confirm that they meet the clinical definition of menorrhagia and then monitored for six cycles of treatment. The primary efficacy endpoint of this trial is a reduction in menstrual blood loss as compared to placebo. We also are measuring health related quality of life improvements as secondary endpoints.

•	A long-term, multicenter, open label trial in the United States to evaluate the safety of a 1,300 milligram oral dose of XP12B administered three times per day during menstruation for the treatment of excessive menstrual bleeding. Participants were enrolled based on their physician’s clinical diagnosis of menorrhagia, but were not required to meet the objective criteria of menorrhagia. As a result, the trial is generating safety data for a broader population of women than those who meet the more stringent objective criteria of menorrhagia. The trial is designed to gather safety data for a total of 10,000 treatment cycles and 200 women on therapy for at least one year. This trial is fully enrolled.

In addition to safety and efficacy data, the two Phase 3 efficacy trials described above are designed to establish the minimum effective dose and duration of response.

We are currently conducting our Phase 3 clinical trial program for XP12B based on agreements with the FDA under the SPA process with respect to several elements of the program. The SPA process is designed to facilitate the FDA’s review and approval of drug products by allowing the FDA to evaluate the proposed design and size of clinical trials that are intended to form the primary basis for determining a drug product’s efficacy. Based on specific request by a trial sponsor, the FDA assesses whether a protocol design and planned analysis of the trial adequately address objectives in support of a regulatory submission. An SPA agreement with the FDA is typically documented in the minutes of a meeting between the sponsor and the FDA. In addition, the FDA has granted XP12B fast track designation for the reduction of menstrual blood loss in women with menorrhagia. Fast track designation is generally reserved for products that are intended for the treatment of serious or life threatening conditions and demonstrate the potential to address unmet medical needs for the condition.

We also are conducting a multicenter, open label extension trial in the United States to evaluate the safety of a 1,300 milligram oral dose of XP12B administered three times per day during menstruation for the treatment of menorrhagia. This trial is a continuation study for patients enrolled in the two Phase 3 efficacy trials described above. This trial is designed to generate additional safety data for XP12B reflecting long-term treatment.

LBR Regulatory and Clinical Consulting Services provides all of our requirements for regulatory and clinical trial services with respect to XP12B under a master services agreement that we entered into with LBR in February 2004. We pay LBR for its services based on negotiated project fees. The initial term of the master services agreement ended in February 2007, but the agreement remains in effect for so long as LBR is conducting the ongoing clinical trials of XP12B. The agreement is not terminable by LBR during the ongoing clinical trials of XP12B without our prior written consent. We may terminate the agreement upon 14 days’ notice to LBR.

An independent drug safety monitoring board meets three times yearly to review the safety data from our Phase 3 clinical trials. The most recent recommendation from this board is to continue to study tranexamic acid with the intent of registering XP12B to treat menorrhagia. Because tranexamic acid acts to slow and diminish the breakdown of blood clots, the board evaluates any thromboembolic events that occur in these trials. No such events have been reported in these trials after completing approximately 8,000 treatment cycles with more than 200 women on therapy for at least one year. This is consistent with the results of long-term studies of tranexamic acid for the treatment of menorrhagia in Sweden as reported in a review published in the Cochrane Library, in which the rate of incidence of thrombosis in women treated for menorrhagia with tranexamic acid was comparable with the spontaneous frequency of thrombosis in women.

The most common side effect in European studies of tranexamic acid for the treatment of menorrhagia was gastrointestinal problems. XP12B’s proprietary formulation technology is designed to provide for the controlled release of tranexamic acid to improve general tolerability, including gastrointestinal side effects. XP12B releases tranexamic acid over a 90 minute period, which decreases the concentration of tranexamic acid in gastrointestinal fluid following ingestion as compared to immediate release formulations. However, because the body absorbs tranexamic acid at a slow rate, the controlled release of the drug does not limit the amount of tranexamic acid that the body absorbs. In our Phase 3 clinical trials to date, based on adverse events that trial investigators assessed as treatment related, less than five percent of trial participants reported nausea, less than two percent of trial participants reported diarrhea, less than two percent of trial participants reported dyspepsia and less than one percent of trial participants reported vomiting.

The product label for Cyklokapron contains a warning to the effect that focal areas of retinal degeneration have developed in cats, dogs and rats following oral or intravenous administration of tranexamic acid at doses of six to 40 times the recommended usual human dose. The product label further states that although no retinal changes have been reported or noted in eye examinations for patients treated with tranexamic acid for weeks to months in clinical trials, visual abnormalities represent the most frequently reported post-marketing adverse reaction of tranexamic acid in Sweden. We have not observed any such issues to date in our clinical trials of XP12B.

Because there currently are no approved pharmaceutical products indicated for the treatment of menorrhagia in the United States, we had to develop standardized, validated methods for screening for menorrhagia and measuring changes in menstrual blood loss as part of our Phase 3 clinical development program.

We recently licensed rights to a pro-drug of tranexamic acid that is covered by a U.S. composition of matter patent, which we plan to develop as a follow on product for this indication and potentially other excessive bleeding indications. A pro-drug metabolizes in the body into the active compound. We believe that the pro-drug may exhibit more favorable pharmaceutical properties compared to tranexamic acid, including improved oral bioavailability. The U.S. composition of matter patent for the pro-drug of tranexamic acid expires in 2026.

Proprietary Rights.  We own all worldwide rights to the formulation technology used in XP12B. These rights include four U.S. patent applications with claims to various aspects of the formulation of XP12B and the use of this formulation to prevent or mitigate a bolus release of tranexamic acid in the stomach. If issued, the claims reflected in these patent applications would expire beginning in 2023. The active pharmaceutical ingredient in XP12B, tranexamic acid, is off patent.

XP20B

We are developing XP20B for the treatment of mild to moderate pain. XP20B contains the active pharmaceutical ingredient propoxyphene in combination with acetaminophen. Propoxyphene is a widely used mild opioid that the DEA regulates in the United States in its dosage form as a Schedule IV controlled substance. For more information, see “— Government Regulation — Regulation of Controlled Substances.” We obtained the rights to XP20B through our acquisition of substantially all of the marketed pharmaceutical products and product candidates of AAIPharma in July 2005. We expect to initiate Phase 3 clinical development of this product candidate in the United States in the first half of 2008. If approved by the FDA, we expect to market XP20B as a line extension of our immediate release propoxyphene and acetaminophen combination products that we currently market under the Darvocet brand name.

Market Opportunity and Current Treatments.  Propoxyphene has been marketed in the United States in an immediate release form since 1972 in combination with acetaminophen and since 1957 without acetaminophen. Propoxyphene in combination with acetaminophen is indicated for the treatment of lower back pain, arthritis and other sources of chronic pain. According to IMS Health, there were approximately 23.1 million prescriptions written in the United States for propoxyphene in combination with acetaminophen for the 12 months ended June 30, 2007, accounting for sales of approximately $88.6 million. Although generic products account for approximately 98% of the prescription volume of the propoxyphene and acetaminophen combination class, the Darvocet name maintains high brand awareness among physicians and patients. According to Verispan, for the 12 months ended June 30, 2007, approximately 87% of new prescriptions in the United States for propoxyphene and acetaminophen combination products were written specifically for Darvocet. These prescriptions are usually filled with generic equivalents. If XP20B is approved, we believe that Darvocet’s high brand awareness will be an important factor in our efforts to convert physicians who prescribe Darvocet in its current immediate release formulation to prescribe XP20B.

Description and Development Status.  XP20B is a modified release oral tablet containing 100 milligrams of propoxyphene in combination with 650 milligrams of acetaminophen. XP20B uses a proprietary formulation technology that we licensed from AAIPharma that is designed to provide for the controlled release of the drug. XP20B, which is formulated for dosing every eight hours, would increase patient convenience by reducing dosing frequency compared to Darvocet-N 100, the currently approved immediate release product, which is dosed every four to six hours with the same dose of 100 milligrams of propoxyphene and 650 milligrams of acetaminophen. All other currently approved opioid and acetaminophen combination products also are dosed every four to six hours as needed for pain. XP20B uses the napsylate salt of propoxyphene because the body tends to absorb it more slowly than the hydrochloride salt of propoxyphene. The slower absorption of the napsylate salt assists in the controlled release of XP20B and may help to mitigate adverse effects associated with a rapid change in propoxyphene concentration in the serum.

If the results of our Phase 3 clinical program are favorable, we plan to submit a Section 505(b)(2) NDA for XP20B relying, in part, on the FDA’s findings of safety and efficacy for Darvocet-N 100. We expect that this regulatory path will enable us to avoid conducting some of the preclinical testing that we would otherwise need to complete to seek marketing approval of XP20B. For more information, see “— Government Regulation — The Hatch-Waxman Act — Section 505(b)(2) New Drug Applications.”

We plan to initiate a Phase 3 clinical program for XP20B consisting of three clinical trials to assess the safety and analgesic effects of this product candidate. In previously completed pharmacokinetic clinical trials in a total of 74 healthy volunteers, XP20B dosed every eight hours had comparable bioavailability, or concentration of drug in the plasma over a comparable time period, to Darvocet-N 100 dosed every four hours. In comparison to Darvocet-N 100, XP20B exhibited less fluctuation in blood levels and comparable total systemic exposure and peak exposure for both the propoxyphene and acetaminophen components.

In these pharmacokinetic clinical trials, five of the 74 trial participants experienced elevated levels of the liver enzyme alanine aminotransferase, or ALT, and three of the trial participants experience elevated levels of the liver enzyme aspartate aminotransferase, or AST, of more than three times the upper limit of the levels normally seen in the bloodstream, which the trial protocol defined as a significant elevation. Although the ALT and AST levels of all of these participants returned to normal after they completed the trials, the FDA has required that we monitor liver enzyme levels in our Phase 3 clinical trials of XP20B. Elevated ALT and AST levels may suggest liver toxicity and have been observed in clinical trials of many acetaminophen based drugs. Based on our discussions with the FDA, we believe that the FDA is reviewing the opioid and acetaminophen combination class generally with respect to this issue. The FDA requires that the product label for all products containing acetaminophen provide a warning that acetaminophen may cause liver damage.

Proprietary Rights.  We hold an exclusive worldwide license from AAIPharma to the formulation technology used in XP20B. This license includes a U.S. patent application with claims to the formulation of a modified release oral tablet, such as XP20B, that consists of an immediate release and an extended release form of acetaminophen with or without a second active pharmaceutical ingredient, such as an opioid or an opioid-like analgesic, and the use of this formulation to treat pain. If issued, the claims reflected in this patent application would expire in 2026. The active pharmaceutical ingredients in XP20B, propoxyphene and acetaminophen, are off patent.

Marketed Products

The following table summarizes key information about our currently marketed products.

Net Sales
	Active			Year Ended	Nine Months Ended
	Pharmaceutical	Method of	Primary	December 31,	September 30,	September 30,
Marketed Product	Ingredient	Administration	Indication	2006	2006	2007

Promoted Products
Duet line	Vitamins, minerals,	Oral tablet plus gelatin	Prenatal health	$16.0 million	$11.5 million	$13.2 million
	omega-3 fatty acids	capsule for products with DHA		(including over-the-counter)
Oramorph SR	Morphine	Sustained release oral tablet	Pain in patients who require opioid analgesia for more than a few days	$5.2 million	$5.0 million	$2.9 million
Non-promoted Products
Darvocet	Propoxyphene and acetaminophen	Oral tablet	Mild to moderate pain	$15.5 million	$12.2 million	$15.7 million
Roxicodone	Oxycodone	Oral tablet; oral solution	Moderate to moderately severe pain	$11.2 million	$9.1 million	$8.6 million
Darvon	Propoxyphene	Oral gelatin capsules; oral tablets	Mild to moderate pain	$4.7 million	$3.6 million	$4.8 million
Duraclon	Clonidine	Injection	Severe pain	$3.3 million	$2.5 million	$2.8 million
Methadone injection	Methadone	Injection	Moderate to severe pain	$2.3 million	$1.7 million	$2.1 million
Amicar	Aminocaproic acid	Oral tablet; oral solution	Acute bleeding	$2.4 million	$1.9 million	$2.1 million
Roxanol	Morphine	Oral solution	Severe acute and severe chronic pain	$1.9 million	$1.5 million	$1.1 million
Hycet	Hydrocodone and acetaminophen	Oral solution	Moderate to moderately severe pain	$1.7 million	$1.5 million	$1.4 million

The preceding table does not include information relating to azathioprine, a product for which we sold our rights in October 2007.

Promoted Products

We actively promote two of our marketed products. Our promoted products are:

Duet Line.  Duet is our line of prescription prenatal vitamins. We also market over-the-counter prenatal vitamins under the Stuart Prenatal brand. Our net product sales of all prenatal vitamins were $16.0 million in 2006 and $13.2 million for the nine months ended September 30, 2007.

Market Opportunity and Other Treatments.  Physicians generally recommend that women take prescription prenatal vitamins before, during and after pregnancy so that the mother and the fetus receive adequate amounts of essential vitamins and minerals. According to IMS Health, there were approximately 11.6 million prescriptions written in the United States for prenatal vitamins for the 12 months ended June 30, 2007, accounting for sales of approximately $233 million. According to Verispan, prenatal vitamins were the third most common class of drug prescribed by obstetricians and gynecologists during the 12 months ended June 30, 2007.

Because the FDA generally regulates prenatal vitamins as dietary supplements and not pharmaceuticals, marketing of prenatal vitamins does not require approval of either an NDA or an abbreviated new drug application, or ANDA. As a result, there are fewer barriers to entry to this market than to the prescription or over-the-counter drug markets. Based on IMS Health data, we estimate that branded product prescriptions represented approximately 50% of all prenatal vitamin prescriptions for the 12 months ended June 30, 2007.

Prenatal vitamins are offered as both prescription and over-the-counter products. Some women also choose to take generally labeled over-the-counter multivitamins instead of specifically labeled prenatal vitamins. Prenatal vitamins containing one milligram or more of folic acid require a prescription to be dispensed to a patient. Folic acid is a B vitamin that has been shown to significantly reduce the risk of major birth defects of the brain or spine, known as neural tube defects. Most over-the-counter prenatal vitamins contain 800 micrograms of folic acid, while most prescription prenatal vitamins contain one milligram of folic acid.

Based on recent trends, we believe that sales of prenatal vitamin products with docosahexaenoic acid, or DHA, will continue to grow significantly over the next several years as a percentage of the overall prescription prenatal vitamin market. DHA is an omega-3 fatty acid that some medical literature suggests is linked to improvements in the fetus’s brain and eye development and is beneficial to the health of the mother’s heart. According to IMS Health, total prescription sales for branded prenatal vitamins with omega-3 fatty acids as a percentage of all branded prenatal vitamin prescription sales increased from 15.1% for the 12 months ended June 30, 2005 to 46.9% for the 12 months ended June 30, 2007.

In addition to the Duet line of products, other branded prescription prenatal vitamins marketed in the United States include Citracal® PreNatal by Mission Pharmacal Company, PrimaCare® and PrimaCare® ONE by Ther-Rx Corporation, a subsidiary of KV Pharmaceutical Company, and Optinate® and Prenate DHAtm by Sciele Pharma, Inc. Other than Stuart Prenatal, we believe that RightStep® Prenatal by TriMarc Laboratories, a division of PD-Rx Pharmaceuticals, Inc., are the only branded over-the-counter prenatal vitamins marketed in the United States.

Product Description.  We sell the following prenatal vitamin products:

•	Duet DHA. Duet DHA is a prescription prenatal vitamin consisting of two separate components, an oral tablet containing a balanced combination of 15 vitamins and minerals, including one milligram of folic acid, and an oral gelatin capsule containing DHA.

•	Duet DHA ec. Duet DHA ec consists of the same oral tablet as Duet DHA and an enterically coated oral gelatin capsule containing DHA. The enteric coating is designed to reduce gastrointestinal side effects by delaying release until the capsule passes from the stomach into the small intestine.

•	Duet. Duet consists of the same oral tablet as Duet DHA without the DHA capsule.

•	Stuart Prenatal. Stuart Prenatal vitamins, our over-the-counter brand, contain less than one milligram of folic acid and do not include a DHA capsule.

Our specialty sales force promotes our Duet line of products in the United States to obstetricians and gynecologists who are high volume prescribers of prenatal vitamins. We seek to differentiate our prescription prenatal products from competitive products by emphasizing the clinical benefits of our products, including the DHA component, and gastrointestinal tolerability. We actively seek to convert physicians who prescribe Duet without DHA to prescribe Duet DHA or Duet DHA ec because we believe these products offer additional clinical benefits. In addition, in light of the DHA component, they command a higher price.

Other companies periodically have offered products that they have promoted as generic equivalents of our prenatal vitamin products. To address competitive pressure from generic prenatal vitamins, our internal product development group continuously develops product enhancements and new formulations of our Duet line of prescription prenatal vitamins with the goal of preventing competitors from claiming that their products are equivalent to ours. Since we acquired the rights to Duet from Integrity in February 2004, our sales force has commercially launched seven new formulations of Duet as line extensions.

Oramorph SR.  Oramorph SR is a sustained release morphine oral tablet that is indicated for the relief of pain in patients who require opioid analgesics for more than a few days. Oramorph SR is approved for administration every 12 hours, unless pain control is not achieved, in which case it may be administered every eight hours. The FDA approved Oramorph SR in 1991. Our net product sales of Oramorph SR were $5.2 million in 2006 and $2.9 million for the nine months ended September 30, 2007. We began promoting Oramorph SR in May 2007 to provide our sales force with experience in the pain management market, including establishing relationships with key physicians in this market. In the United States, the DEA regulates Oramorph SR as a Schedule II controlled substance. For more information, see “— Government Regulation — Regulation of Controlled Substances.”

Non-promoted Products

We do not actively promote eight of our marketed products because we believe it would not be commercially advantageous to do so. Our primary non-promoted products are:

Darvocet and Darvon.  The Darvocet line of products consists of immediate release combination propoxyphene and acetaminophen oral tablets in varying doses that are indicated for the relief of mild to moderate pain. The Darvon line of products consists of immediate release propoxyphene oral gelatin capsules and oral tablets that are indicated for the relief of mild to moderate pain. Propoxyphene is a widely used mild opioid that the DEA regulates in the United States in its dosage form as a Schedule IV controlled substance. For more information, see “— Government Regulation — Regulation of Controlled Substances.” Both Darvocet and Darvon are administered every four to six hours as needed for pain. Darvocet and Darvon have been marketed in the United States for several decades.

Roxicodone.  The Roxicodone line of products consists of immediate release oxycodone tablets and an oxycodone oral solution that are indicated for the relief of moderate to moderately severe pain. Oxycodone is a widely used opioid that the DEA regulates in the United States as a Schedule II controlled substance. For more information, see “ — Government Regulation — Regulation of Controlled Substances.” Both oxycodone tablets and oral solution have been marketed in the United States for more than 70 years.

Sales and Marketing; Customers

We have built a commercial organization, consisting of our sales department, including our sales force, sales management, sales logistics and sales administration, and our marketing department, to market and sell our promoted products. This organization includes a U.S. specialty sales force that as of December 31, 2007 consisted of 116 full-time sales professionals, including one national sales director, ten division sales managers, five account managers, 96 sales representatives and four inside sales specialists. We currently use this sales force to promote our Duet line of prenatal vitamins and Oramorph SR. Our sales management team has an average of nine years of sales management experience. Our sales force separately calls on both high prescribing pain specialists and women’s healthcare physicians. Because a relatively small number of physicians write a large percentage of the prescriptions in these areas, we believe that our specialized sales force enables us to effectively access these markets.

We believe that we will be able to readily expand our sales and marketing infrastructure, including our sales force, to commercialize additional products from our pipeline to high prescribing pain specialists and women’s healthcare physicians, subject to completing clinical development and obtaining regulatory approval. As a result, we expect to be able to commercialize additional products without the need to enter into collaboration, co-promotion, distribution or other similar arrangements, although we may selectively enter into such arrangements in situations in which we consider it to be advantageous for us to do so. Specifically, we anticipate expanding our specialty sales force to prepare for the commercial launch, subject to FDA approval, of Zipsor, by recruiting additional sales professionals to focus on physicians who write a high volume of prescriptions to treat mild to moderate pain, particularly in acute settings. If we successfully complete the development of and receive FDA approval to market XP12B and XP20B, we expect to further expand our specialty sales force to promote these additional products.

Our marketing group consists of experienced professionals who are responsible for developing and executing brand plans, strategies and tactical programs. As of December 31, 2007, we employed 12 full-time marketing professionals. Our marketing research and commercial operations professionals are responsible for business analytics and commercial technology, sales administration, training and development, trade relations and product information.

The majority of our sales are to a small number of pharmaceutical wholesale distributors, which in turn sell our products primarily to retail pharmacies, which ultimately dispense our product to the end consumers. The following table sets forth the percentage of total gross sales for each of the last three fiscal years for each of our wholesale customers that accounted for ten percent or more of our total gross sales in any of the last three fiscal years.

	2004	2005	2006

Cardinal Health	34.3%	33.1%	31.5%
McKesson Corporation	26.6	35.5	38.5
Amerisource Bergen	10.5	14.4	17.0

Manufacturing

Our business model is to outsource all aspects of manufacturing of our products and product candidates. We maintain internal quality control, regulatory affairs and product planning resources to oversee the activities of these third party manufacturers. We currently rely, and expect to continue to rely, on third parties for supply of the active pharmaceutical ingredients in our products and product candidates, the manufacture of the finished forms of these drugs and packaging. We do not own or operate, and have no plans to establish, any manufacturing facilities for our products or product candidates. If any of our current manufacturers should become unavailable to us for any reason, we believe that there are a number of potential replacements, although we might incur delays in identifying and qualifying such replacements.

For all of our marketed products, we have entered into agreements with third parties to manufacture the finished dosage form of the product. Depending on the particular arrangement, either we or the third party manufacturer source the active pharmaceutical ingredient. Subject to the DEA quotas for controlled substances described below, we believe that there are adequate alternative sources of supply of the active pharmaceutical ingredient and raw materials if any of these current suppliers were unable to meet our needs. For some of our marketed products, the finished dosage manufacturer also packages the product, and for others, we use a separate third party packager.

The following table summarizes key information about our current material manufacturing agreements.

Manufacturer	Product/Product Candidate	Expiration

Boehringer Ingelheim Roxane, Inc.	Oramorph SR; Roxicodone tablets and solution; Roxanol	December 31, 2009.
DSM Pharmaceuticals, Inc.	Darvocet-N 100 (100 milligrams of propoxyphene in combination with 650 milligrams of acetaminophen)	January 2010, subject to automatic renewal for additional one year terms thereafter unless terminated with two years’ advance notice.
JB Laboratories Inc.	Duet vitamin tablet	April 2012, subject to renewal for additional one year terms thereafter at our option with 12 months’ advance notice.
AAIPharma Inc.	Darvon; Darvocet-N 50 (50 milligrams of propoxyphene in combination with 325 milligrams of acetaminophen); methadone injection	July 2012, subject to automatic renewal for additional two year terms thereafter unless terminated with two years’ advance notice.

Each of these agreements includes customary supply terms, including product specifications, batch size requirements, price, payment terms, requirements forecasting, delivery mechanics and quality assurance. In addition, we have agreed to purchase minimum quantities of specified presentations of Oramorph SR, Roxanol and Roxicodone at specified transfer prices under our manufacturing agreement with Boehringer Ingelheim Roxane and minimum quantities of specified presentations of Darvon, Darvocet and methadone injection at specified transfer prices under our manufacturing agreement with AAIPharma.

We currently purchase clinical supplies of our product candidates from third party manufacturers on a purchase order basis under short-term supply agreements. AAIPharma has the option to manufacture our requirements for commercial quantities of specified orally administered follow-on products and other pain products that we have the right to develop under the asset purchase agreement with AAIPharma, under terms to be negotiated by the parties. For more information regarding our manufacturing arrangements with AAIPharma, see “— Intellectual Property — License and Collaboration Agreements — AAIPharma — Contract Manufacturing Agreement.”

All of our products and product candidates are manufactured using well established processes in a limited number of steps. There are no complicated chemistries or unusual equipment required in the manufacturing process. We expect to continue to develop product candidates that can be produced cost-effectively at third party manufacturing facilities.

Our products Oramorph SR, Roxicodone, methadone injection, Roxanol and Hycet and propoxyphene, the active pharmaceutical ingredient in Darvocet, Darvon and XP20B, in bulk form are regulated by the DEA as Schedule II controlled substances and subject to annual manufacturing quotas established by the DEA. As a result, our suppliers and contract manufacturers may be unable to provide us with sufficient quantities of these products necessary to meet commercial demand. The DEA requires substantial evidence and documentation of expected legitimate medical and scientific needs before assigning quotas to manufacturers. For more information, see “— Government Regulation — Regulation of Controlled Substances.” In an effort to minimize the risks associated with shortages of these products, we have adopted a production planning program through which we assess and manage manufacturing logistics among the suppliers of the active pharmaceutical ingredients in our products and product candidates, the manufacturers of the finished forms of these drugs and our packagers.

Manufacturers and suppliers of our products and product candidates are subject to the FDA’s current Good Manufacturing Practices, or cGMP, requirements, DEA regulations and other rules and regulations prescribed by other regulatory authorities. We depend on our third party suppliers and manufacturers for continued compliance with cGMP requirements and other applicable standards.

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our products and product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our current marketed products do not have patent protection and in most cases face generic competition. In some cases, we rely on trademarks and trade names to protect the proprietary positions of these products. We are seeking a range of patent and other protections for our product candidates. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

Patents

Our policy is to seek to protect the proprietary position of our product candidates by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. U.S. patents generally have a term of 20 years from the date of nonprovisional filing.

As of December 31, 2007, we owned or exclusively licensed a total of eight U.S. patents and ten U.S. patent applications as well as the foreign counterparts to some of these patents and patent applications. Our patent portfolio includes patents and patent applications with claims directed to the pharmaceutical formulations of our product candidates, methods of use of our product candidates to treat particular conditions, delivery systems for our product candidates, delivery profiles of our product candidates and methods for producing our product candidates. Although we have licensed a U.S. composition of matter patent covering the pro-drug of tranexamic acid, patent protection is not available for composition of matter claims directed to the active pharmaceutical ingredients of our current clinical stage product candidates. As a result, we will need to rely primarily on the protections afforded by our formulation and method of use patents. Method of use patents, in particular, are more difficult to enforce than composition of matter patents because of the risk of off label sale or use of the subject compounds.

For information about the patents and patent applications that we own or exclusively license that we consider to be most important to the protection of our product candidates, see “— Products and Product Candidates — Product Candidates — Zipsor — Proprietary Rights;” “— Products and Product Candidates — Product Candidates — XP12B — Proprietary Rights;” and “— Products and Product Candidates — Product Candidates — XP20B — Proprietary Rights.”

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of our patent applications or those patent applications that we license will result in the issuance of any patents. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, narrowed, circumvented or found to be invalid or unenforceable, which could limit our ability to stop competitors from marketing related products or the length of term of patent protection that we may have for our products. Neither we nor our licensors can be certain that we were the first to invent the inventions claimed in our owned or licensed patents or patent applications. In addition, our competitors may independently develop similar technologies or duplicate any technology developed by us, and the rights granted under any issued patents may not provide us with any meaningful competitive advantages against these competitors. Furthermore, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our product candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

Trade Secrets

We may rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Trademarks

We use trademarks on most of our current marketed products and believe that having distinctive marks is an important factor in marketing these products. We have registered our Duet®, Oramorph®, Roxicodone®, Darvocet®, Darvon®, Duraclon®, Amicar® and Hycet® marks, among others, in the United States. We expect that having distinctive marks for any additional products that we successfully develop also will be an important marketing feature. We already have registered our Zipsor® mark in the United States and plan to trademark our XP12B and XP20B product candidates. We have not pursued trademark protection for our products or product candidates in any foreign countries. If we do seek foreign registration of our marks, we may not be able to register or use such marks in each foreign country in which we seek registration. U.S. trademark registrations generally are for fixed, but renewable, terms.

License and Collaboration Agreements

AAIPharma

In May 2005, we entered into an asset purchase agreement with AAIPharma Inc. and its affiliate, AAIPharma, LLC, pursuant to which we acquired substantially all of the marketed pharmaceutical products and product candidates of AAIPharma, including rights to Oramorph SR, Zipsor, XP20B and most of our non-promoted marketed products. In July 2005, we completed the acquisition and entered into a master services agreement, for development, support and clinical trial services, and a contract manufacturing agreement with AAIPharma.

Asset Purchase Agreement.  Under the asset purchase agreement with AAIPharma, we acquired, among other assets, the exclusive worldwide right to develop and commercialize Zipsor and XP20B. We also obtained a non-exclusive worldwide license to develop other products for the relief or management of pain using AAIPharma’s extended release and other technology until July 2012, at which time we would have the right to continue to develop and commercialize only those products that have achieved a specified stage of development.

Under the asset purchase agreement, AAIPharma is prohibited from commercializing, but not developing, any pharmaceutical products that are competitive with Zipsor, XP20B, Darvocet, Oramorph SR, Duraclon, Roxicodone, Roxanol and other of our marketed products until July 2012. If, prior to July 2012, AAIPharma or any subsidiary develops any pain products containing the active pharmaceutical ingredient propoxyphene or diclofenac, or opioid products in combination with acetaminophen or NSAIDs to a specified stage of development, we have the option to continue to develop and commercialize such products on an exclusive basis. We are required to use commercially reasonable efforts to develop and market such pain products. If we elect not to continue to develop any product offered by AAIPharma, AAIPharma would have the exclusive right to develop and commercialize such product, except that AAIPharma would not be able to commercialize any rejected pain product containing the active pharmaceutical ingredient propoxyphene or diclofenac until after July 2012.

If, prior to July 2012, we decide to develop, by ourselves or with a third party, a pain product containing the active pharmaceutical ingredient propoxyphene or diclofenac, or opioid products in combination with acetaminophen or an NSAID, or if we elect to continue developing any pain product offered by AAIPharma, AAIPharma has the first right to develop such product on our behalf under the terms of a master services agreement that we have entered into with AAIPharma. AAIPharma has the right to develop both Zipsor and XP20B on our behalf pursuant to this arrangement. If AAIPharma is unable or unwilling to undertake such development, we would then have the right to develop any such product ourselves or with a third party.

We have agreed to pay AAIPharma a royalty through December 2011 based on quarterly net sales of Zipsor, XP20B and any orally administered follow on products. If we decide to develop any pain products containing the active pharmaceutical ingredient propoxyphene or diclofenac, or opioid products in combination with acetaminophen or an NSAID, or if we elect to continue to develop any pain products offered to us by AAIPharma, we are obligated to pay AAIPharma a royalty based on net sales of such pain products for ten years following commercial launch. The royalty would be payable only after December 2011 with respect to any such pain product which is also an orally administered follow on product.

Master Services Agreement.  Under and during the term of the master services agreement with AAIPharma, we are obligated to use AAIPharma, with specified exceptions, to provide all our requirements for particular development, support and clinical trial services with respect to XP20B, Zipsor and other pain products to which we have obtained, or may obtain, rights under the asset purchase agreement. We currently expect AAIPharma to initiate clinical trials of XP20B on our behalf in the first half of 2008 under the master services agreement. AAIPharma is obligated to use commercially reasonable efforts to perform these services. If AAIPharma fails to provide the agreed upon service deliverables, we may be entitled to a refund of all fees that we paid relating to such deliverables, but would not have the right to terminate the agreement or use an alternate provider to perform such services.

In addition, we have agreed to purchase a specified minimum amount of services during each of the first three years under the master services agreement. As of September 30, 2007, we have paid AAIPharma $15.2 million for services rendered under the master services agreement and are obligated to purchase an additional $4.3 million worth of services through July 2008.

The initial term of the master services agreement ends in July 2012, but automatically renews for consecutive two year terms, unless either we or AAIPharma provides notice of non-renewal at least 60 days prior to the end of the term or the agreement is otherwise terminated. Either party may terminate the agreement for the other party’s uncured material breach or upon the occurrence of specified bankruptcy events or a sustained force majeure event.

Contract Manufacturing Agreement.  Under the contract manufacturing agreement with AAIPharma, we are obligated to purchase all our requirements of specified dosage forms and presentations of Darvocet, Darvon and methadone injection from AAIPharma. In addition, AAIPharma has the option to manufacture our requirements for commercial quantities of specified orally administered follow-on products and other pain products that we have the right to develop under the asset purchase agreement with AAIPharma, under terms to be negotiated by the parties. While AAIPharma has agreed to supply us with our requirements of these products, AAIPharma is not obligated to manufacture any products in excess of specified maximum quantities. If AAIPharma is unable to supply us with product as a result of AAIPharma’s breach, a force majeure event or restrictions under applicable law, we may engage an alternate manufacturer to supply us with the quantity of product which AAIPharma was unable to supply. AAIPharma previously declined an option to manufacture our requirements for commercial quantities of XP20B.

Under the contract manufacturing agreement, we have agreed to purchase at least 80% of the quantity of product forecasted for a particular calendar quarter at specified transfer prices.

The initial term of the contract manufacturing agreement ends in July 2012, but automatically renews for consecutive two year terms, unless either we or AAIPharma provides notice of non-renewal at least two years prior to the end of the term or the agreement is otherwise terminated. Either party may terminate the agreement for the other party’s uncured material breach, or upon the occurrence of specified bankruptcy events or a sustained force majeure event.

Eli Lilly

Pursuant to our May 2005 asset purchase agreement with AAIPharma, we acquired all of AAIPharma’s rights to Darvon and Darvocet, including the related trademarks and NDAs that AAIPharma had originally acquired from Eli Lilly and Company in February 2002. We also obtained an exclusive license to use Eli Lilly’s know-how and paraboloidal and pulvule capsule trademarks to commercialize Darvon and Darvocet and any other pharmaceutical product containing the active pharmaceutical ingredient propoxyphene in the United States.

In connection with our acquisition of such rights, we assumed all of AAIPharma’s obligations under its February 2002 assignment and assumption agreement with Eli Lilly. We have agreed to pay Eli Lilly a royalty based on net sales in the United States of all forms of Darvon and Darvocet covered by the acquired NDAs and, with specified exceptions, any new pharmaceutical product containing the active pharmaceutical ingredient propoxyphene or the name “Darvon” or “Darvocet.” We are obligated to pay Eli Lilly such royalties with respect to new products for ten years following commercial launch of each such new product and, with respect to forms of Darvon and Darvocet covered by the acquired NDAs, for as long as there are sales of such products in the United States. However, we would only be obligated to pay a royalty to the extent that net sales of all such new and NDA products exceed specified sales thresholds. As of September 30, 2007, we owed no royalties to Eli Lilly under this agreement.

Under the assignment and assumption agreement with Eli Lilly, within three years of initiating development of a new product with the active pharmaceutical ingredient propoxyphene, we are obligated to use commercially reasonable efforts to develop at least two new products for sale in the United States as soon as commercially practicable. We may nonetheless terminate such development activities without penalty if we determine in good faith that such product candidates are unlikely to be commercialized successfully.

Our license to use Eli Lilly’s paraboloidal and pulvule capsule trademarks automatically expires when we stop commercializing Darvon, Darvocet and any other products that use such trademarks. Eli Lilly also has the right to suspend our license to use Eli Lilly’s know-how and trademarks with respect to a particular product if and for so long as we fail to pay applicable royalties on sales of such product. The assignment and assumption agreement is not otherwise terminable.

Elan/Roxane

Pursuant to our May 2005 asset purchase agreement with AAIPharma, we acquired trademarks and regulatory approvals for Oramorph SR, Roxicodone and Roxanol, including trademarks and regulatory approvals that AAIPharma had originally acquired from Elan Pharmaceuticals, Inc., affiliates of Elan and Roxane Laboratories, Inc. in October 2003.

XenoPort

In October 2007, we entered into a licensing agreement with XenoPort, Inc., pursuant to which we obtained an exclusive license under XenoPort’s patents and know-how to develop and commercialize pharmaceutical products containing any of a specified set of pro-drugs of tranexamic acid for the treatment of excessive bleeding, menorrhagia and other indications in the United States.

Fees, Milestones and Royalties.  In consideration for our rights under the agreement, we are obligated to pay XenoPort an upfront fee of $12.0 million, of which $6.0 million has already been paid. We are obligated to pay the remaining $6.0 million by October 2008. We also are obligated to pay XenoPort up to an aggregate of $130.0 million upon achievement of specified development, regulatory and sales milestones for licensed products and up to an aggregate of $5.0 million upon achievement of specified development, regulatory and sales milestones for XP12B. In addition, we have agreed to pay XenoPort a tiered double-digit royalty calculated as a percentage of net sales of licensed products in the United States and an escalating single-digit royalty calculated as a percentage of net sales of XP12B in the United States.

Governance.  A joint development committee and a joint commercialization committee, each comprised of an equal number of representatives from us and XenoPort, monitor our development and commercialization activities under the agreement.

Product Development and Commercialization.  We are responsible, at our expense, for all development, regulatory and commercialization activities with respect to licensed products and XP12B in the United States. We have agreed to use commercially reasonable efforts to undertake all development and regulatory activities in accordance with the relevant development plan and, solely with respect to products containing a covered pro-drug of tranexamic acid, in accordance with any timelines specified in such development plan. We also are obligated to use commercially reasonable efforts to develop and commercially launch a product containing a covered pro-drug of tranexamic acid for the treatment of menorrhagia in the United States as soon as practicable, and thereafter to maximize sales of such licensed product in the United States.

XenoPort Co-promotion Right of First Negotiation.  Each time we decide to submit an NDA with respect to a product containing a covered pro-drug of tranexamic acid for any indication in the United States other than for the treatment of menorrhagia, and each time we decide to co-promote with a third party any product containing a covered pro-drug of tranexamic acid to primary care physicians in the United States, if XenoPort can demonstrate that it has developed sufficient commercialization capabilities, XenoPort has the first right, except under specified circumstances, to negotiate terms pursuant to which XenoPort may co-promote such product with us. If we and XenoPort do not enter into a co-promotion agreement, XenoPort’s right to negotiate co-promotion terms with respect to such product ends.

Supply Arrangement.  We have agreed to assume manufacturing responsibility, and XenoPort has agreed to transfer its manufacturing technology to us, with respect to any covered pro-drug of tranexamic acid for use in the United States. XenoPort has agreed to use commercially reasonable efforts to manufacture our requirements for clinical supplies of such pro-drug of tranexamic acid during the transition period. We are obligated to pay XenoPort specified costs incurred by XenoPort with respect to such manufacturing and technology transition activities.

Termination.  Unless terminated earlier, the agreement expires, on a product-by-product basis, at such time as we have no remaining royalty obligations with respect to such product. Either party may terminate the agreement as a result of the other party’s uncured material breach. We may also terminate the agreement for any reason upon 120 days’ notice to XenoPort, subject to our payment of any remaining unpaid upfront fee. XenoPort may terminate the agreement for any reason upon written notice to us if, at any time after October 2008, we do not conduct material clinical development activities with respect to, or sell, a product containing a covered pro-drug of tranexamic acid in the United States for a period of 180 days.

Competition

The pharmaceutical industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face potential competition from many different sources, including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies and private and public research institutions. Our current products, and any product candidates that we successfully develop and commercialize will, compete with existing therapies and new therapies that may become available in the future.

Many of our competitors may have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs or advantageous to our business. In many cases, products that compete with our currently marketed products and product candidates have well known brand names, are distributed by large pharmaceutical companies with substantial resources and have achieved widespread acceptance among physicians and patients. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

Our ability to remain competitive in the marketplace is also impacted by our ability to compete successfully with other specialty pharmaceutical companies for product and product candidate acquisition and in-licensing opportunities. Some of these competitors include Cephalon, Inc., Shire Pharmaceuticals Group plc, Endo Pharmaceuticals Holdings Inc. and Forest Laboratories. These established companies may have a competitive advantage over us due to their size and financial resources.

The key competitive factors affecting the success of all of our products and product candidates, if approved, are and are likely to continue to be efficacy, safety, convenience, price, the level of generic competition and the availability of reimbursement from government and other third party payors.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are more effective, safer, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours. In addition, our ability to compete may be affected because in some cases insurers or other third party payors seek to encourage the use of generic products. This may have the effect of making branded products less attractive, from a cost perspective, to buyers.

Marketed Products

Our currently marketed products do not have patent protection and in most cases face generic competition. All of these promoted products face significant price competition from a wide range of branded and generic products for the same therapeutic indications. Although some of our currently marketed products maintain high brand awareness among physicians and patients, this advantage is generally outweighed by price as a key factor in the markets in which these products compete.

Product Candidates

Given that our product development approach is to develop new formulations of existing drugs, some or all of our product candidates, if approved, may face competition from generic and branded formulations of these existing drugs. Our ability to successfully market and sell our product candidates will depend on the extent to which our newly formulated product candidates have the benefit of patent protection or some other form of marketing exclusivity or are meaningfully differentiated from these existing drugs or new competitive formulations of these drugs offered by third parties. In addition, our product candidates, if approved, will compete with other branded and generic drugs approved for the same therapeutic indications, approved drugs used off label for such indications and novel drugs in clinical development. For more information regarding competition for our product candidates, see “— Products and Product Candidates — Product Candidates.”

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, manufacture, including any manufacturing changes, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, import and export of pharmaceutical products such as those we market and are developing.

United States Drug Approval Process

In the United States, the FDA regulates drugs under the FDCA and implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulations;

•	submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials may begin;

•	approval by an independent institutional review board, or IRB, at each clinical site before each trial may be initiated;

•	performance of adequate and well-controlled human clinical trials in accordance with good clinical practices, or GCP, to establish the safety and efficacy of the proposed drug for each indication;

•	submission to the FDA of an NDA;

•	satisfactory completion of an FDA advisory committee review, if applicable;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current good manufacturing practices, or cGMP, and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

•	FDA review and approval of the NDA.

Preclinical Studies.  Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess its potential safety and efficacy. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data and any available clinical data or literature, among other things, to the FDA as part of an IND. Some preclinical testing may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials.  Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

•	Phase 1: The drug is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness.

•	Phase 2: The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•	Phase 3: The drug is administered to an expanded patient population generally at geographically dispersed clinical trial sites to further evaluate dosage, clinical efficacy and safety, to establish the overall risk-benefit relationship of the drug, and to provide adequate information for the labeling of the drug.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

Special Protocol Assessment.  The SPA process is designed to facilitate the FDA’s review and approval of drug products by allowing the FDA to evaluate the proposed design and size of clinical trials that are intended to form the primary basis for determining a drug product’s efficacy. Upon specific request by a clinical trial sponsor, the FDA will evaluate the protocol and respond to a sponsor’s questions regarding, among other things, primary efficacy endpoints, trial conduct and data analysis within 45 days of receipt of the request. The FDA ultimately assesses whether the protocol design and planned analysis of the trial adequately address objectives in support of a regulatory submission. All agreements and disagreements between the FDA and the sponsor regarding an SPA must be clearly documented in an SPA letter or the minutes of a meeting between the sponsor and the FDA. We are currently conducting our Phase 3 clinical trial program for XP12B based on agreements with the FDA under the SPA process with respect to several elements of the program.

Even if the FDA agrees to the design, execution and analyses proposed in protocols reviewed under an SPA, the FDA may revoke or alter its agreement under the following circumstances:

•	public health concerns emerge that were unrecognized at the time of the protocol assessment;

•	a sponsor fails to follow a protocol that was agreed upon with the FDA;

•	the relevant data, assumptions, or information provided by the sponsor in a request for SPA change are found to be false statements or misstatements or are found to omit relevant facts; or

•	the FDA and the sponsor agree in writing to modify the protocol and such modification is intended to improve the study.

Marketing Approval.  Assuming successful completion of the required clinical testing, the results of the preclinical and clinical studies, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA is subject to a substantial application user fee.

In addition, under the Pediatric Research Equity Act of 2003, or PREA, as amended and reauthorized by the Food and Drug Administration Amendments Act of 2007, or FDAAA, an NDA or supplement to an NDA must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDAAA also authorizes the FDA to require sponsors of currently marketed drugs to conduct pediatric studies if the drug serves a substantial number of pediatric patients and adequate pediatric labeling could benefit such patients, the drug would provide a “meaningful therapeutic benefit” for pediatric patients or the absence of pediatric labeling could pose a risk to pediatric patients. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the drug for use in adults, or full or partial waivers from the pediatric data requirements. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information and is subject to payment of additional user fees. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP.

If the FDA’s evaluation of the NDA and inspection of the manufacturing facilities are favorable, the FDA may issue an approval letter, or, in some cases, an approvable letter. An approvable letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy and may impose other conditions, including labeling or distribution restrictions or other risk management mechanisms, which can materially affect the potential market and profitability of the drug. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems with the product are identified following initial marketing.

If the FDA’s evaluation of the NDA or inspection of the manufacturing facilities is not favorable, the FDA may refuse to approve the NDA or issue a not approvable letter. A not approvable letter outlines the deficiencies in the submission and often requires additional testing or information in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

Even if the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety and effectiveness after approval, or require testing and surveillance programs to monitor the product after commercialization. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further FDA review and approval.

Special FDA Expedited Review and Approval Programs.  The FDA has various programs, including fast track designation, accelerated approval and priority review, that are intended to expedite or simplify the process for the development and FDA review of drug products that are intended for the treatment of serious or life threatening conditions and demonstrate the potential to address unmet medical needs. The purpose of these programs is to provide important new drugs to patients earlier than under standard FDA review procedures.

To be eligible for a fast track designation, the FDA must determine, based on the request of a sponsor, that a drug product intended to treat a serious or life threatening condition will have an impact on factors such as survival or day-to-day functioning or it is likely that the disease, if left untreated, will progress from a less severe condition to a more serious one. The drug product also must fill an unmet medical need, which is defined by the FDA as providing a therapy where none exists or providing a therapy that may be potentially superior to existing therapy based on efficacy or safety factors.

In addition, the FDA may give a priority review designation to drugs that offer major advances in treatment, or provide a treatment where no adequate therapy exists. A priority review means that the targeted time for the FDA to review a new drug application is six months, rather than ten months. Most drugs that are eligible for fast track designation are also likely to be considered appropriate to receive a priority review.

Even if a drug product qualifies for one or more of these programs, the FDA may later decide that the drug no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

When appropriate, we intend to seek fast track designation or priority review for our product candidates. The FDA has granted fast track designation to XP12B for the reduction of menstrual blood loss in women with menorrhagia. However, we cannot predict whether any of our product candidates will obtain fast track or priority review designation, or the ultimate impact, if any, of these expedited review mechanisms on the timing or likelihood of FDA approval of any of our product candidates.

Post-approval Requirements.  Any drug products manufactured or distributed by us pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. There also are extensive DEA regulations applicable to marketed controlled substances.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and generally require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon us and any third party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off label uses, and a company that is found to have improperly promoted off label uses may be subject to significant liability. The Federal Trade Commission regulates advertising for over-the-counter drug products. Advertising for over-the-counter drug products must be truthful, not misleading and adequately substantiated.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

The new FDAAA legislation grants a variety of new powers to the FDA, many of which are aimed at improving drug safety and assuring the safety of drug products after approval. As discussed in more detail below under “— New Legislation,” under the FDAAA, the FDA is authorized to, among other things, require post-approval studies and clinical trials, mandate changes to drug labeling to reflect new safety information and impose new distribution and use restrictions. The new requirements and other changes that the FDAAA imposes may make it more difficult, and likely more costly, to obtain approval of new pharmaceutical products and to produce, market and distribute existing products. In addition, FDA regulations, policies and guidance are often revised or reinterpreted by the agency or the courts in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted, or FDA regulations, guidance or interpretations changed, or what the impact of such changes, if any, may be.

The Hatch-Waxman Act

Abbreviated New Drug Applications.  In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent with claims that cover the applicant’s product or an approved use of the product. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential competitors in support of approval of an Abbreviated New Drug Application, or ANDA. An ANDA provides for marketing of a drug product that has the same active pharmaceutical ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. ANDA applicants are not required to conduct or submit results of pre-clinical or clinical tests to prove the safety or effectiveness of their drug product, other than the requirement for bioequivalence testing. Drugs approved in this way are commonly referred to as “generic equivalents” to the listed drug, and can often be substituted by pharmacists under prescriptions written for the original listed drug.

The ANDA applicant is required to certify to the FDA concerning each patent listed for the approved product in the FDA’s Orange Book. Specifically, the applicant must certify that:

•	the required patent information has not been filed;

•	the listed patent has expired;

•	the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or

•	the listed patent is invalid or unenforceable or will not be infringed by the manufacture, use or sale of the new product.

A certification that the new product will not infringe the already approved product’s listed patents or that such patents are invalid or unenforceable is called a Paragraph IV certification. If the applicant does not challenge the listed patents, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired. If there are no listed patents, or all patents have expired, ANDA approval will not be delayed.

If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders with a detailed statement of the factual and legal basis for the applicant’s belief that the patents are invalid, unenforceable or not infringed once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV notice automatically prevents the FDA from approving the ANDA until the earlier of 30 months from the date of the NDA or receipt of notice by the patent holder, expiration of the patent or a decision or settlement in the infringement case finding the patent to be invalid, unenforceable or not infringed. Hatch-Waxman explicitly encourages generic challenges to listed patents by providing for a 180 day period of generic product exclusivity for the first generic applicant to challenge a listed patent for an NDA-approved drug. Thus, many if not most successful new drug products are subject to generic applications and patent challenges prior to the expiration of all listed patents.

Section 505(b)(2) New Drug Applications.  Most drug products obtain FDA marketing approval pursuant to an NDA or an ANDA. A third alternative is a special type of NDA, commonly referred to as a Section 505(b)(2) NDA, which enables the applicant to rely, in part, on the FDA’s findings of safety and efficacy of an approved product, or published literature, in support of its application. We have submitted a Section 505(b)(2) NDA for Zipsor, and, if our clinical programs are successful, we expect to submit a Section 505(b)(2) NDA for XP12B and XP20B.

Section 505(b)(2) NDAs often provide an alternate path to FDA approval for new or improved formulations or new uses of previously approved products. Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. The applicant may rely upon the FDA’s findings with respect to particular preclinical studies or clinical trials conducted for an approved product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new product candidate for all or some of the label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is subject to existing exclusivity for the reference product and is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would. Thus, approval of a Section 505(b)(2) NDA can be stalled until all the listed patents claiming the referenced product have expired, until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired, and, in the case of a Paragraph IV certification and subsequent patent infringement suit, until the earlier of 30 months or a decision or settlement in the infringement case finding the patents to be invalid, unenforceable or not infringed.

Notwithstanding the approval of many products by the FDA pursuant to Section 505(b)(2), over the last few years, some pharmaceutical companies and others have objected to the FDA’s interpretation of Section 505(b)(2). If the FDA changes its interpretation of Section 505(b)(2), this could delay or even prevent the FDA from approving any Section 505(b)(2) NDA that we submit.

In the NDA submissions for our product candidates, we intend to follow the development and approval pathway permitted under the FDCA that we believe will maximize the commercial opportunities for these product candidates.

Marketing Exclusivity and Patent Term Restoration.  Under the Hatch-Waxman Act, newly-approved drugs and indications may benefit from a statutory period of non-patent marketing exclusivity. The Hatch-Waxman Act provides five-year marketing exclusivity to the first applicant to gain approval of an NDA for a new chemical entity, or NCE, meaning that the FDA has not previously approved any other drug containing the same active pharmaceutical ingredient. The Hatch-Waxman Act prohibits the submission of an ANDA or a Section 505(b)(2) NDA for another version of such drug during the five-year exclusivity period. However, submission of an ANDA or Section 505(b)(2) NDA containing a Paragraph IV certification is permitted after four years, which may trigger a 30-month stay of approval of the ANDA or Section 505(b)(2) NDA. Although protection under the Hatch-Waxman Act will not prevent the submission or approval of another “full” NDA, the applicant would be required to conduct its own preclinical and adequate and well-controlled clinical trials to demonstrate safety and effectiveness. The Hatch-Waxman Act also provides three years of marketing exclusivity for the approval of new and supplemental NDAs, including Section 505(b)(2) NDAs, for, among other things, new indications, dosage forms, routes of administration, or strengths of an existing drug, or for a new use, if new clinical investigations that were conducted or sponsored by the applicant are determined by the FDA to be essential to the approval of the application. We expect to seek three year marketing exclusivity for Zipsor, XP12B and XP20B. This exclusivity would not prevent the approval of another application if the applicant has conducted its own adequate and well controlled clinical trials demonstrating safety and efficacy, nor would it prevent approval of a generic product that did not incorporate the exclusivity protected changes of the approved drug product.

Pediatric Exclusivity.  Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity or listed patent term. This six-month exclusivity may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study. We plan to work with the FDA to determine the need for pediatric studies for our product candidates, and may consider attempting to obtain pediatric exclusivity for some of our product candidates.

Regulation of Controlled Substances

We sell products that are “controlled substances” as defined in the Controlled Substances Act of 1970, or CSA, which establishes registration, security, recordkeeping, reporting, labeling, packaging, storage, distribution and other requirements administered by the DEA. The DEA is concerned with the control of handlers of controlled substances, and with the equipment and raw materials used in their manufacture and packaging, in order to prevent loss and diversion into illicit channels of commerce.

The DEA regulates controlled substances as Schedule I, II, III, IV or V substances. Schedule I substances by definition have no established medicinal use, and may not be marketed or sold in the United States. A pharmaceutical product may be listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest risk of abuse and Schedule V substances the lowest relative risk of abuse among such substances. Our products Oramorph SR, Roxicodone, methadone injection, Roxanol and Hycet are regulated by the DEA as Schedule II controlled substances under the CSA. Consequently, the manufacture, shipment, storage, sale and use of these products are subject to a high degree of regulation. For example, all Schedule II drug prescriptions must be signed by a physician, physically presented to a pharmacist and may not be refilled without a new prescription. Our products Darvon and Darvocet, among others, and our product candidate XP20B, are Schedule IV controlled substances. However, propoxyphene, the active pharmaceutical ingredient in Darvon, Darvocet and XP20B, in bulk, non-dosage form is regulated by the DEA as a Schedule II controlled substance.

Annual registration is required for any facility that manufactures, distributes, dispenses, imports or exports any controlled substance. The registration is specific to the particular location, activity and controlled substance schedule. For example, separate registrations are needed for import and manufacturing, and each registration will specify which schedules of controlled substances are authorized.

The DEA typically inspects a facility to review its security measures prior to issuing a registration. Security requirements vary by controlled substance schedule, with the most stringent requirements applying to Schedule I and Schedule II substances. Required security measures include background checks on employees and physical control of inventory through measures such as cages, surveillance cameras and inventory reconciliations. Records must be maintained for the handling of all controlled substances, and periodic reports made to the DEA, including distribution reports for Schedule I and II controlled substances, Schedule III substances that are narcotics and other designated substances. Reports must also be made for thefts or losses of any controlled substance, and to obtain authorization to destroy any controlled substance. In addition, special authorization and notification requirements apply to imports and exports.

In addition, a DEA quota system controls and limits the availability and production of controlled substances in Schedule I or II. Distributions of any Schedule I or II controlled substance must also be accompanied by special order forms, with copies provided to the DEA. Because Oramorph SR, Roxicodone, methadone injection, Roxanol and Hycet and propoxyphene in bulk form are Schedule II controlled substances, they are subject to the DEA’s production and procurement quota scheme. The DEA establishes annually aggregate quotas for how much morphine, oxycodone, methadone, hydrocodone and propoxyphene may be produced in total in the United States based on the DEA’s estimate of the quantity needed to meet legitimate scientific and medicinal needs. The limited aggregate amounts of these substances that the DEA allows to be produced in the United States each year are allocated among individual companies, who must submit applications annually to the DEA for individual production and procurement quotas. We and our contract manufacturers must receive an annual quota from the DEA in order to produce or procure any Schedule I or Schedule II substance, including morphine for use in manufacturing Oramorph SR and Roxanol, oxycodone for use in manufacturing Roxicodone, methadone for use in manufacturing methadone injection, hydrocodone for use in manufacturing Hycet and propoxyphene for use in manufacturing Darvocet, Darvon and XP20B. The DEA may adjust aggregate production quotas and individual production and procurement quotas from time to time during the year, although the DEA has substantial discretion in whether or not to make such adjustments. Our, or our contract manufacturers’, quota of an active pharmaceutical ingredient may not be sufficient to meet commercial demand or complete clinical trials. Any delay or refusal by the DEA in establishing our, or our contract manufacturers’, quota for controlled substances could delay or stop our clinical trials or product launches, which could have a material adverse effect on our business, financial position and results of operations.

To meet its responsibilities, the DEA conducts periodic inspections of registered establishments that handle controlled substances. Failure to maintain compliance with applicable requirements, particularly as manifested in loss or diversion, can result in enforcement action that could have a material adverse effect on our business, results of operations and financial condition. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to revoke those registrations. In certain circumstances, violations could eventuate in criminal proceedings.

Individual states also regulate controlled substances, and we and our contract manufacturers will be subject to state regulation on distribution of these products.

Foreign Regulation

Although we do not currently market any of our products outside the United States and have no current plans to engage in product commercialization outside the United States, we may decide to do so in the future. In order to market any product outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we would need to obtain the necessary approvals by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and can involve additional product testing and additional administrative review periods, and may be otherwise complicated by some of our products and product candidates being controlled substances. The time required to obtain approval in other countries might differ from and be longer than that required to obtain FDA approval and, if applicable, DEA classification. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others.

To date, we have not initiated any discussions with the European Medicines Agency, or EMEA, or any other foreign regulatory authorities with respect to seeking regulatory approval for any of our products in Europe or in any other country outside the United States.

New Legislation

On September 27, 2007, President Bush signed the FDAAA into law. The FDAAA grants a variety of new powers to the FDA, many of which are aimed at improving drug safety and assuring the safety of drug products after approval. In particular, the new law authorizes the FDA to, among other things, require post-approval studies and clinical trials, mandate changes to drug labeling to reflect new safety information and require risk evaluation and mitigation strategies for some drugs, including currently approved drugs. In addition, the FDAAA significantly expands the federal government’s clinical trial registry and results databank and creates new restrictions on the advertising and promotion of drug products. Under the FDAAA, companies that violate these and other provisions of the new law are subject to substantial civil monetary penalties.

While we expect these provisions of the FDAAA, among others, to have a substantial effect on the pharmaceutical industry, the extent of that effect is not yet known. As the FDA issues regulations, guidance and interpretations relating to the new legislation, the impact on the industry, as well as our business, will become more clear. The new requirements and other changes that the FDAAA imposes may make it more difficult, and likely more costly, to obtain approval of new pharmaceutical products and to produce, market and distribute existing products.

Pharmaceutical Pricing and Reimbursement

In both U.S. and foreign markets, our ability to commercialize our products successfully depends in significant part on the availability of adequate financial coverage and reimbursement from third party payors, including, in the United States, governmental payors such as the Medicare and Medicaid programs, managed care organizations, and private health insurers. Third party payors are increasingly challenging the prices charged for medicines and examining their cost effectiveness, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost effectiveness of our products, in addition to the costs required to obtain FDA approvals. Even with these studies, our products may be considered less safe, less effective or less cost-effective than existing products, and third party payors may decide not to provide coverage and reimbursement for our product candidates, in whole or in part. If third party payors approve coverage and reimbursement, the resulting payment rates may not be sufficient for us to sell our products at a profit.

Political, economic and regulatory influences are subjecting the healthcare industry in the United States to fundamental changes. There have been, and we expect there will continue to be, legislative and regulatory proposals to change the healthcare system in ways that could significantly affect our business. We anticipate that the U.S. Congress, state legislatures and the private sector will continue to consider and may adopt healthcare policies intended to curb rising healthcare costs. These cost containment measures could include, for example:

•	controls on government funded reimbursement for drugs;

•	controls on payments to healthcare providers that affect demand for drug products;

•	challenges to the pricing of drugs or limits or prohibitions on reimbursement for specific products through other means;

•	weakening of restrictions on imports of drugs; and

•	expansion of use of managed care systems in which healthcare providers contract to provide comprehensive healthcare for a fixed cost per person.

Under the Medicare Part D prescription drug benefit, which took effect in January 2006, Medicare beneficiaries can obtain prescription drug coverage from private plans that are permitted to limit the number of prescription drugs that are covered on their formularies in each therapeutic category and class. Under this program, our products may be excluded from formularies and may be subject to significant price competition that depresses the prices we are able to charge. We believe that it is likely that non-Medicare plans will follow Medicare coverage and reimbursement policies.

Outpatient pharmaceuticals sold to state administered Medicaid programs are subject to a mandatory national drug rebate program. In order to sell to Medicaid programs, pharmaceutical companies must enter into a pricing agreement that limits their prices charged to Medicaid to the Average Manufacturer Price for the drug, decreased by a specified rebate percentage. Pharmaceutical companies must also enter into pricing agreements with the U.S. Department of Veterans Affairs as a condition for participating in the Medicaid program, and some states may impose supplemental rebate agreements. We are a party to these types of pricing agreements with respect to our currently marketed products.

We may also face competition for our products from lower priced products from foreign countries that have placed price controls on pharmaceutical products. Proposed federal legislative changes may expand consumers’ ability to import lower priced versions of our and competing products from Canada and other countries. In August 2007, the U.S. House of Representatives passed a measure that would permit more imports of prescription drugs, but the U.S. Senate has not yet approved it. If this proposal or similar proposals become law, our products may be subjected to increased price competition from lower priced imported drugs. Further, several states and local governments have implemented importation schemes for their citizens, and, in the absence of federal action to curtail such activities, we expect other states and local governments to launch importation efforts. The importation of foreign products that compete with our own products could negatively impact our business and prospects.

We are unable to predict what additional legislation, regulations or policies, if any, relating to the healthcare industry or third party coverage and reimbursement may be enacted in the future or what effect legislations, regulations or policies would have on our business. Any cost containment measures, including those listed above, or other healthcare system reforms that are adopted could impair our ability to set prices that cover our costs, constrain our ability to generate revenue from government funded or private third party payors, limit the revenue and profitability of our potential customers, suppliers and collaborators, and impede our access to capital needed to operate and grow our company. Any of these circumstances could significantly limit our ability to operate profitably.

Fraud and Abuse Regulation

A number of laws and related regulations, loosely referred to as fraud and abuse laws, are used to prosecute healthcare providers, suppliers, physicians and others that fraudulently or wrongfully obtain reimbursement for healthcare products or services. These laws apply broadly and may constrain our business and the financial arrangements through which we market, sell and distribute our products. These laws and regulations include:

•	Healthcare Anti-Kickback Law. The anti-kickback provisions of the federal Social Security Act prohibit the exchange of anything of value with the intent to encourage the purchase or use of items or services paid for under a federal healthcare program such as Medicare or Medicaid. Courts have interpreted the anti-kickback law to mean that a financial arrangement will violate the law even if only one of the purposes of one of the parties is to encourage patient referrals or other Medicare or Medicaid business, regardless of whether there are also legitimate purposes for the arrangement. There are narrow exclusions authorizing arrangements that strictly comply with specified safe harbor criteria, but many legitimate transactions fall outside of the scope of any safe harbor standard. Penalties for federal anti-kickback violations are severe, including up to five years imprisonment, individual and corporate criminal fines, exclusion from participation in federal healthcare programs and civil monetary penalties, as well as damage assessments up to three times the total amount of the kickback. It is possible that government regulators will find that our arrangements do not comply with this broad and ambiguous law, to the extent that the regulators determine that any of our arrangements are subject to the anti-kickback law.

•	Stark Law. The Ethics in Patient Referrals Act, commonly referred to as the Stark Law, also prohibits specified types of referral arrangements between physicians and healthcare entities. Physicians are prohibited from referring patients for designated health services reimbursed under the Medicare and Medicaid programs to providers, suppliers or other entities with which the physicians or their immediate family members have a financial relationship or an ownership interest, unless the arrangement falls within a specific, narrow exception. Manufacturers and suppliers are prohibited from pursuing federal healthcare program claims for products or services sold as a result of prohibited referrals. Violations of the statute can result in civil monetary penalties and exclusion from federal heath care programs. It is possible that our customers may have the financial interests prohibited by this law.

•	State Laws. Various states have enacted laws and regulations comparable to the federal fraud and abuse laws and regulations. These state laws may apply to items or services reimbursed by any third party payor, including private, commercial insurers and other payors. Moreover, these laws vary significantly from state to state, which increases the costs of compliance and the risk that the same arrangements may be subject to different compliance standards in different states.

Employees

As of December 31, 2007, we had 181 full-time employees. Of these full-time employees, 137 are engaged in sales and marketing, 21 are engaged in operations, product development, clinical activities and regulatory affairs and 23 are engaged in general and administrative activities. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel. None of our employees is represented by a labor union or covered by collective bargaining agreements. We consider our employee relations to be good.

Facilities

We occupy approximately 80,000 square feet of office space in Newport, Kentucky under a sublease that expires in October 2012. We do not own or lease any other offices or facilities. We believe that our current facility is sufficient to meet our needs for the foreseeable future.

Legal Proceedings

We are not currently a party to any material legal proceedings.

The consumer advocacy organization Public Citizen, in a Citizen Petition submitted to the FDA in February 2006, requested that the FDA immediately begin the phased removal of all drugs containing propoxyphene from the marketplace based on the drug’s toxicity relative to its efficacy and its tendency to induce psychological and physical dependence and tolerance. In April 2006, we provided comments to the FDA opposing this Citizen Petition on the bases that, among other things, it does not meet the legal standard for withdrawing approval of an application for a drug product and that it does not present any significant new evidence from a similar Citizen Petition submitted to the FDA in 1978, which the FDA subsequently denied. To date, the FDA has not made a determination regarding the Citizen Petition.

Although FDA regulations provide that the FDA has 180 days to respond to a Citizen Petition, the FDA typically takes longer, and often substantially longer, than 180 days to rule on a petition. While the FDA is considering such a petition, the current status of the drug at issue is usually maintained. In order for the FDA to withdraw the prior approval of an NDA, it must generally give the holder of the NDA notice and an opportunity for a hearing and then make specific evidentiary findings to support the withdrawal. In cases in which the Secretary of Health and Human Services determines that there is an imminent hazard to the public health, the Secretary may immediately suspend the approval of an NDA, but must also give the holder of the NDA notice and an opportunity for an expedited hearing.

Although we are not a party to this proceeding, if the FDA granted the Citizen Petition and began the phased removal of propoxyphene from the market, our product sales for Darvon and Darvocet would be eliminated and we would likely be forced to terminate the development of XP20B and any other product candidate containing propoxyphene.

MANAGEMENT

The following table sets forth the name, age and position of each of our executive officers and directors as of December 31, 2007.

Name	Age	Position

Gregory D. Flexter	52	President, Chief Executive Officer and Director
Stephen A. Stamp	46	Chief Financial Officer and Executive Vice President, Business Development
Thomas P. Jennings, Esq.	45	General Counsel, Vice President, Legal Affairs and Corporate Secretary
Kevin T. Anderson, Esq.	45	Chief Compliance Officer and Vice President, Human Resources
Daniel W. Docherty	39	Vice President, Marketing
Rolf A. Classon(3)	62	Chairman of the Board of Directors
James H. Cavanaugh, Ph.D.(1)(3)	70	Director
James L. Currie(2)	70	Director
Ansbert K. Gadicke, M.D.(3)	49	Director
Cathrin Petty	34	Director
Dennis Purcell(1)	52	Director
Steven St. Peter, M.D.(2)	41	Director
Craig A. Tooman(1)	42	Director
Michael J. Valentino(2)	53	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

Gregory D. Flexter has served as our President and Chief Executive Officer and a member of our board of directors since July 2007. Prior to joining Xanodyne, from July 2006 to July 2007, Mr. Flexter was self employed as a consultant to venture capital investors in the pharmaceutical industrial. Mr. Flexter served as Executive Vice President and General Manager, North America from January 2003 to July 2006 and Senior Vice President, Marketing from January 2001 to January 2003 for Shire plc, a global specialty pharmaceutical company. Mr. Flexter holds a B.S. in pharmacy from the University of Missouri — Kansas City.

Stephen A. Stamp has served as our Chief Financial Officer and Executive Vice President, Business Development since February 2004. Mr. Stamp also served as our acting Chief Operating Officer from April 2007 to July 2007. Mr. Stamp previously served as Group Finance Director of Shire plc, a global specialty pharmaceutical company, from 1993 to 1999. Prior to joining Xanodyne, from November 2003 to February 2004, Mr. Stamp served as a financial consultant for Premier1 Motor Racing, a motor racing venture. From January 2000 to October 2003, Mr. Stamp served as Group Finance Director for Regus plc, a provider of workplace solutions. Regus filed a bankruptcy petition under Chapter 11 of the U.S. Bankruptcy Code in January 2003. Mr. Stamp is a member of the Institute of Chartered Accountants in England and Wales and holds a B.A. in business finance from the University of Manchester.

Thomas P. Jennings, Esq. has served as our General Counsel and Vice President, Legal Affairs since July 2007 and as our Corporate Secretary since June 2001. Prior to joining Xanodyne on a full time basis, from January 2006 to March 2007, Mr. Jennings served as President of Pediamed Pharmaceuticals, Inc., a pediatric pharmaceutical company. Mr. Jennings also served as President of Pediamed from March 2002 to March 2003. From January 1999 to March 2007, Mr. Jennings served as President of Union Springs, LLC, a private equity firm specializing in the life sciences industry. Union Springs was a co-founder of Xanodyne, Integrity and Pediamed. Mr. Jennings holds a B.B.A. in accounting from the University of Cincinnati and a J.D. from the Salmon P. Chase College of Law. Mr. Jennings is a former Certified Public Accountant.

Kevin T. Anderson, Esq. has served as our Chief Compliance Officer and Vice President, Human Resources since November 2005. Mr. Anderson also served as our interim General Counsel from April 2006 to July 2007. Prior to joining Xanodyne, from January 1997 to December 2004, Mr. Anderson served as General Counsel for the U.S. commercial operations of Shire plc, a global specialty pharmaceutical company. Mr. Anderson holds a B.S.B.A. in accounting and finance from Ohio Northern University and a J.D. from the University of Cincinnati College of Law. Mr. Anderson is a former Certified Public Accountant.

Daniel W. Docherty has served as our Vice President, Marketing since November 2007. Mr. Docherty also served as our Vice President, Sales from August 2004 to October 2007. Prior to joining Xanodyne, from July 2000 to August 2004, Mr. Docherty served as Executive Director, Professional Education for Shire plc, a global specialty pharmaceutical company. Mr. Docherty previously held several positions at Warner-Lambert Company, a global pharmaceutical company, including Senior Marketing Manager. Mr. Docherty holds a B.A. in political science and speech communication from Miami University of Ohio and an M.B.A. from Xavier University.

Rolf A. Classon has served as Chairman of our board of directors since February 2007. Mr. Classon also served as our interim President and Chief Executive Officer from April 2007 to July 2007. From 1991 to July 2004, Mr. Classon held several positions at Bayer AG, an international research-based company focused on life sciences and polymers, including Chairman of the Executive Committee of Bayer Healthcare, Bayer AG’s global pharmaceutical subsidiary, from October 2002 to July 2004. Mr. Classon retired from full time employment in July 2004. Mr. Classon is also the Chairman of the board of directors of Hillenbrand Industries, Inc. and Auxilium Pharmaceuticals, Inc. and is a director of Millipore Corporation, Enzon Pharmaceuticals, Inc., PharmaNet Development Group, Inc. and Eurand N.V. Mr. Classon holds a degree in chemical engineering from the Gothenburg School of Engineering (Sweden) and a politices magister degree from the University of Gothenburg in Sweden.

James H. Cavanaugh, Ph.D. has served as a director since June 2001. Since 1989, Dr. Cavanaugh has served as a Managing Director of HealthCare Ventures, a venture capital firm specializing in the life sciences industry. Dr. Cavanaugh is also a director of Verenium Corporation, MiddleBrook Pharmaceuticals, Inc., Shire plc and PharmAthene, Inc. Dr. Cavanaugh holds a Ph.D. in hospital and health administration from the University of Iowa.

James L. Currie has served as a director since June 2001. Since 1985, Mr. Currie has served as a Managing Director of Essex Woodlands Health Ventures, a venture capital firm specializing in the healthcare industry. Mr. Currie holds a B.A. from Pennsylvania State University.

Ansbert K. Gadicke, M.D. has served as a director since July 2005. Since 1996, Dr. Gadicke has served as a General Partner of MPM Capital, a venture capital firm specializing in the life sciences industry. Dr. Gadicke is the founding General Partner of MPM Capital. Dr. Gadicke holds an M.D. from J.W. Goethe University in Frankfurt.

Cathrin Petty has served as a director since July 2005. Since 2000, Ms. Petty has served as a Partner of Apax Partners, a private equity firm that invests in various industry sectors, including the healthcare industry. Ms. Petty holds an M.Sc. in Natural Sciences from New Hall, Cambridge University.

Dennis Purcell has served as a director since July 2005. Since December 2000, Mr. Purcell has served as a Senior Managing Director of Aisling Capital LLC, a private equity firm that advises the Perseus-Soros Biopharmaceutical Fund, LP. Mr. Purcell is also a director of Auxilium Pharmaceuticals, Inc. Mr. Purcell holds a B.S. in economics and accounting from the University of Delaware and an M.B.A. from Harvard University.

Steven St. Peter, M.D. has served as a director since July 2005. Since November 2003, Dr. St. Peter has held several positions at MPM Capital, a venture capital firm specializing in the life sciences industry, including General Partner since June 2005. From October 2001 to December 2003, Dr. St. Peter served as a Principal of Apax Partners, a private equity firm that invests in various industry sectors, including the healthcare industry. Dr. St. Peter previously served as a Senior Associate at the Carlyle Group, a private equity firm that invests in various industry sectors, including the healthcare industry. Dr. St. Peter is also a director of PharmAthene, Inc., Helicos BioSciences Corporation and Omrix Biopharmaceuticals, Inc. Dr. St. Peter holds a B.A. in chemistry from the University of Kansas, an M.B.A. from the Wharton School of the University of Pennsylvania and an M.D. from Washington University. He completed his residency and a fellowship at the Hospital of the University of Pennsylvania, and he is board certified in internal medicine.

Craig A. Tooman has served as a director since October 2007. Mr. Tooman has served as Executive Vice President, Finance and Chief Financial Officer since June 2005 and served as Executive Vice President, Strategic Planning and Corporate Communications from January 2005 to June 2005 for Enzon Pharmaceuticals, Inc., a biopharmaceutical company. From March 2002 to December 2004, Mr. Tooman served as Senior Vice President of Strategic Planning and Corporate Communications for ILEX Oncology, Inc., a biopharmaceutical company. Mr. Tooman holds a masters degree in finance from the University of Chicago.

Michael J. Valentino has served as a director since October 2007. Since August 2003, Mr. Valentino has served as President, Chief Executive Officer and a Director for Adams Respiratory Therapeutics, Inc., a specialty pharmaceutical company. From 2002 to July 2003, Mr. Valentino served as President and Chief Operating Officer for the Global Human Pharmaceutical Division of Alpharma Inc., a global specialty pharmaceutical company. From 2000 to 2002, Mr. Valentino served as Executive Vice President, Global Head of Consumer Pharmaceuticals, for Novartis AG. Mr. Valentino holds a B.A. in psychology from the State University of New York at Stony Brook.

Board Composition and Election of Directors

Our board of directors is currently authorized to have ten members. Upon the closing of this offering, Ms. Petty will resign from our board of directors and we will have one vacancy.

All of our directors are elected annually for a one-year term until the next annual meeting of stockholders.

Under applicable NASDAQ rules, a director will only qualify as an “independent director” if, in the opinion of our board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Our board of directors has determined that none of Mr. Classon, Dr. Cavanaugh, Mr. Currie, Dr. Gadicke, Ms. Petty, Mr. Purcell, Dr. St. Peter, Mr. Tooman and Mr. Valentino has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is an “independent director” as defined under Rule 4200(a)(15) of the NASDAQ Marketplace Rules. In making such determination, the board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances that the board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

In considering the independence of the directors listed above, our board of directors considered the following factors.

•	From April 2007 to July 2007, Mr. Classon served as our interim President and Chief Executive Officer and received consideration therefor in the form of a stock option to purchase 250,000 shares of our common stock at an exercise price of $0.98 per share. This stock option was fully vested on the date of grant.

•	Prior to this offering, HealthCare Ventures VI, L.P. held 22,695,386 shares, or approximately 10.3%, of our outstanding common stock. Dr. Cavanaugh, a member of our audit committee, is a Managing Director of HealthCare Partners, VI L.P., which is the general partner of HealthCare Ventures VI, L.P. After this offering, HealthCare Ventures VI, L.P. will hold approximately % of our outstanding common stock.

There are no family relationships among any of our directors or executive officers.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition of each committee will be effective upon the closing of this offering.

Audit Committee

The members of our audit committee are Mr. Tooman, Dr. Cavanaugh and Mr. Purcell. Mr. Tooman chairs the audit committee. Upon the closing of this offering, our audit committee’s responsibilities will include:

•	appointing, approving the compensation of, and assessing the independence of the our registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from such firm;

•	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	overseeing our internal audit function;

•	discussing our risk management policies;

•	establishing policies regarding hiring employees from our independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our internal auditing staff, our independent registered public accounting firm and management;

•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by Securities and Exchange Commission, or SEC, rules.

All audit and non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

Our board of directors has determined that Mr. Tooman is an “audit committee financial expert” as defined in applicable SEC rules. We believe that the composition of our audit committee meets the requirements for independence under current NASDAQ and SEC rules and regulations.

Compensation Committee

The members of our compensation committee are Dr. St. Peter, Mr. Currie and Mr. Valentino. Dr. St. Peter chairs the compensation committee. Upon the closing of this offering, our compensation committee’s responsibilities will include:

•	annually reviewing and approving corporate goals and objectives relevant to chief executive officer compensation;

•	determining our chief executive officer’s compensation;

•	reviewing and approving, or making recommendations to our board with respect to, the compensation of our other executive officers;

•	overseeing an evaluation of our senior executives;

•	overseeing and administering our cash and equity incentive plans;

•	reviewing and making recommendations to our board with respect to director compensation;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure required by SEC rules; and

•	preparing the compensation committee report required by SEC rules.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are Mr. Classon, Dr. Cavanaugh and Dr. Gadicke. Mr. Classon chairs the nominating and corporate governance committee. Upon the closing of this offering, our nominating and corporate governance committee’s responsibilities will include:

•	identifying individuals qualified to become members of our board;

•	recommending to our board the persons to be nominated for election as directors and to each of our board’s committees;

•	reviewing and making recommendations to our board with respect to management succession planning;

•	developing and recommending to our board corporate governance principles; and

•	overseeing an annual evaluation of our board.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the members of our compensation committee has ever been our employee.

Director Compensation

The following table sets forth information for the year ended December 31, 2007 regarding the compensation of our directors, other than Mr. Flexter, our President and Chief Executive Officer, and Mr. Classon, the Chairman of our board of directors, who served as interim President and Chief Executive Officer from April 2007 to July 2007. See “Executive Compensation — Summary Compensation” for information regarding the compensation of Mr. Flexter and Mr. Classon.

2007 Director Compensation

Fees Earned or Paid
Name	in Cash	Option Awards(1)		Total

James H. Cavanaugh, Ph.D.	—	—		—
James L. Currie	—	—		—
Ansbert K. Gadicke, M.D.	—	—		—
Cathrin Petty	—	—		—
Dennis Purcell	—	—		—
Steven St. Peter, M.D.	—	—		—
Craig A. Tooman	$8,219	$1,428	(2)	$9,647
Michael J. Valentino	6,575	1,428	(3)	8,003

(1)	The amounts in the “Option Awards” column reflect the dollar amounts recognized as compensation expense for financial statement reporting purposes for stock options for the year ended December 31, 2007 in accordance with SFAS 123R, but without giving effect to estimated forfeitures. The assumptions that we used to calculate these amounts are discussed in note 11 to our financial statements appearing at the end of this prospectus.

(2)	In November 2007, pursuant to our non-employee director compensation and reimbursement policy, we granted Mr. Tooman an option under our 2007 stock incentive plan to purchase 100,000 shares of our common stock at a price per share of $0.98. This option vests as to one-third of the shares in November 2008 and vests with respect to the remaining shares in approximately equal monthly installments from December 2008 through November 2010. The grant date fair value of this option is $0.34. As of December 31, 2007, Mr. Tooman held this option to purchase 100,000 shares of our common stock.

(3)	In November 2007, pursuant to our non-employee director compensation and reimbursement policy, we granted Mr. Valentino an option under our 2007 stock incentive plan to purchase 100,000 shares of our common stock at a price per share of $0.98. This option vests as to one-third of the shares in November 2008 and vests with respect to the remaining shares in approximately equal monthly installments from December 2008 through November 2010. The grant date fair value of this option is $0.34. As of December 31, 2007, Mr. Valentino held this option to purchase 100,000 shares of our common stock.

Upon the closing of this offering, pursuant to our non-employee director compensation and reimbursement policy, we will pay our non-employee directors an annual cash retainer of $35,000 for service as a director and the following additional annual cash retainers for service as the chair or other member of the board committees set forth below.

	Annual Retainer for Service
	on Board Committees
		Other
Committee	Chair	Members

Audit committee	$15,000	$5,000
Compensation committee	10,000	5,000
Nominating and corporate governance committee	5,000	2,500

In addition, we will reimburse our non-employee directors for reasonable travel and other out-of-pocket expenses incurred in connection with attending our board and committee meetings.

Pursuant to our non-employee director compensation and reimbursement policy, we will provide equity compensation to our non-employee directors in accordance with the terms of our 2007 stock incentive plan, as it may be amended from time to time. Our 2007 stock incentive plan provides for automatic grants of options to non-employee directors as follows:

•	100,000 shares of our common stock, upon the commencement of service on our board of directors; and

•	35,000 shares of our common stock, on the date of each annual meeting of stockholders, provided that the director continues serving as a director after the annual meeting and has served on our board of directors for at least six months prior to the date of the annual meeting.

Our non-employee director compensation and reimbursement policy is currently effective for new directors who have joined our board since October 2007. Accordingly, we granted an option to each of Mr. Tooman and Mr. Valentino to purchase 100,000 shares of our common stock upon the adoption of our 2007 stock incentive plan in November 2007. In addition, on the first day of trading of our common stock on The NASDAQ Global Market, pursuant to our non-employee director compensation and reimbursement policy and our 2007 stock incentive plan, we will grant to each of our non-employee directors, other than Mr. Tooman, Mr. Valentino, Ms. Petty and Mr. Classon, an option to purchase 100,000 shares of our common stock.

See “Executive Compensation — Equity Incentive Plans — 2007 Stock Incentive Plan” for additional information regarding the stock option grants to our non-employee directors under our 2007 stock incentive plan.

Other than pursuant to our non-employee director compensation and reimbursement policy, we do not compensate our directors, other than Mr. Classon, for service on our board of directors.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This compensation discussion primarily focuses on the information for the year ended December 31, 2007, but we also describe compensation actions taken before or after the last completed year to the extent it enhances the understanding of our executive compensation disclosure. This compensation discussion describes the material elements of compensation awarded to, earned by or paid to each of our named executive officers for 2007, and also discusses the compensation programs we have implemented for our current executive officer group. Our “named executive officers” for 2007 are Mr. Flexter, William A. Nuerge, our former President and Chief Executive Officer, Mr. Classon, who served as our interim President and Chief Executive Officer from April 2007 to July 2007, Mr. Stamp, Michael J. Giuliani, M.D., our former Chief Medical Officer and Executive Vice President, Product Development, Barry Brandstetter, our former Senior Vice President, Marketing, Mr. Docherty, Mr. Jennings and Mr. Anderson.

The compensation committee of our board of directors oversees our executive compensation programs. In this role, the compensation committee reviews and approves or recommends for approval by our board of directors all compensation decisions relating to our named executive officers on an annual basis. From January 2006 until April 2007, our compensation committee consisted of Mr. Currie, Adele C. Oliva and Dr. St. Peter. These compensation committee members reviewed and approved, or recommended that our board of directors approve, matters relating to the compensation of our executive officers during that period, relying in part on their substantial business experience. Ms. Oliva resigned as a member of the board of directors and as a member of the compensation committee in April 2007. Since October 2007, the compensation committee has been comprised of Dr. St. Peter, Mr. Currie and Mr. Valentino. Dr. St. Peter serves as the chair of the committee.

Objectives and Philosophy of Our Executive Compensation Programs

The primary objectives of the compensation committee with respect to executive compensation are to:

•	attract and retain superior executive talent;

•	motivate and reward executives whose knowledge, skills and performance are critical to our business;

•	ensure executive compensation is aligned with our corporate strategies and business objectives;

•	promote the achievement of key strategic and financial performance measures by linking cash and equity incentives to the achievement of corporate objectives; and

•	align executives’ incentives with the creation of stockholder value.

To achieve these objectives, the compensation committee evaluates our executive compensation programs with the goal of setting compensation at levels the committee believes are competitive with those of other companies in our industry and our region that compete with us for executive talent. Historically, we have also provided a portion of our executive compensation in the form of stock options that vest over time, which we believe helps to retain our executives and align their interests with those of our stockholders by allowing them to participate in the longer term success of our company as reflected in stock price appreciation.

Overview of our Executive Compensation Process

The compensation committee uses its judgment and experience and the recommendations of our President and Chief Executive Officer, except with respect to his own compensation, to determine the appropriate mix of compensation for each executive officer. The recommendations made by our President and Chief Executive Officer are generally based on his subjective experience working with our named executive officers, but in some instances also may be informed by information from third party sources, such as executive search firms or compensation consultants.

In determining whether to adjust the compensation of any of our executive officers, including our named executive officers, the compensation committee takes into account the changes, if any, in the following from year to year:

•	market compensation levels;

•	the contributions made by each executive officer;

•	the increases or decreases in responsibilities and roles of each executive officer;

•	our business need for each executive officer;

•	the relevance of each executive officer’s experience to other potential employers; and

•	the readiness of each executive officer to assume a more significant role within the organization.

We also consider additional individual factors that contribute to an individual’s value to our company, such as length of service and specific skills that make an executive officer uniquely important to our success.

With respect to new executive officers, we take into account their prior base salary and annual incentive awards, their seniority, the level of their responsibility, our ability to replace them, the number of well qualified candidates to assume their role, their expected contribution and our business needs. We believe that our executive officers should be fairly compensated each year relative to market pay levels within our industry.

For 2006 and prior periods, we did not use a peer group or engage in benchmarking in determining our total executive compensation or the primary components of such compensation. In negotiating elements of compensation with executive officers in 2006, Mr. Nuerge, our then-President and Chief Executive Officer, and the compensation committee considered the factors described above and advice provided by Taylor Search Partners, an executive search firm specializing in recruiting executive officers for our company and other similar firms.

In April 2007, we engaged an independent consulting firm, DolmatConnell Partners, to conduct a competitive assessment of the compensation of our executive officers. As part of this engagement, DolmatConnell prepared an analysis of the compensation and change of control benefits for Mr. Flexter, Mr. Stamp, Dr. Giuliani, Mr. Brandstetter, Mr. Docherty, Mr. Jennings and Mr. Anderson compared to those offered to similarly situated executives at a peer group of companies. DolmatConnell derived the data for this analysis from two primary sources: DolmatConnell’s database for compensation data on venture backed companies in the pharmaceutical industry and publicly available filings with the SEC made through May 2007 by companies of similar size generally in the pharmaceutical industry. DolmatConnell based its analysis on a compensation peer group consisting of Akorn, Inc., Auxilium Pharmaceuticals, Inc., Chattem, Inc., Digene Corp., I-Flow Corporation, Indevus Pharmaceuticals, Inc., Integrated Biopharma, Inc., Interpharm Holdings, Inc., Myriad Genetics, Inc., Noven Pharmaceuticals, Inc., Savient Pharmaceuticals, Inc. and Sciele Pharma, Inc.

In August 2007, DolmatConnell made recommendations to the compensation committee with respect to the appropriate cash compensation, long-term incentives and total compensation for our senior executives. The compensation committee has utilized DolmatConnell’s analysis and recommendations in reviewing our compensation levels for 2007, and expects also to utilize this analysis and recommendations in determining our compensation levels for 2008, with the goal of ensuring that our compensation levels are reasonably competitive relative to the compensation paid by our peer group. Based in part on consultation with DolmatConnell and review of DolmatConnell’s analysis and recommendations, the compensation committee made adjustments in 2007 to the base salary and long-term equity incentive compensation for some of our executive officers, but we did not establish percentile targets relative to our peer group for the levels of compensation provided. These 2007 adjustments are described below in the discussion of the specific components of our executive officer compensation. Total compensation for our named executive officers for 2007, taking into account base salary, annual cash bonuses and equity-based incentive awards, generally is targeted to fall between the 25th and 50th percentile of peer companies.

Components of our Executive Compensation Programs

Compensation for our executives generally consists of the following elements:

•	base salary;

•	annual incentive bonus;

•	stock-based awards;

•	health, dental, life and disability insurance and other traditional employee benefits; and

•	severance and change of control arrangements.

We do not have any formal or informal policy or target for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation or among the different forms of non-cash compensation. Instead, the compensation committee determines subjectively what it believes to be the appropriate level and mix of the various compensation components. Ultimately, the compensation committee’s objective in allocating between long-term and currently paid compensation is to ensure adequate base compensation to attract and retain personnel, while providing incentives to maximize long-term value for our company and our stockholders. Therefore, we provide cash compensation in the form of base salary to meet competitive salary norms and reward good performance on an annual basis and in the form of bonus compensation to incent and reward superior performance based on specific annual goals. We provide non-cash compensation to incent and reward superior performance based on specific objectives and long-term strategic goals.

We have an employment agreement with each of the named executive officers who remains employed by us. In addition, we previously had employment agreements with each of the named executive officers whose employment with us has terminated. These employment agreements provide for specific base salaries, target annual bonuses and severance and change of control arrangements for the executive officers.

Base Salary

Our current practice is to set base salaries for our executives by reviewing compensation for comparable positions in the market and the historical compensation levels of our executives. We then adjust base salaries from time to time, normally at least once annually, based upon market changes, actual corporate and individual performance and promotions or changes in responsibilities. Base salary is used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our executives.

We negotiated base salaries for Mr. Stamp, Mr. Brandstetter and Mr. Docherty in connection with our acquisition of substantially all of the marketed pharmaceutical products and product candidates of AAIPharma in July 2005. The compensation committee approved these base salaries at that time based on recommendations from our then-President and Chief Executive Officer, Mr. Nuerge, and advice from Taylor Search Partners regarding competitive salary levels. We did not adjust the base salary levels for 2006 for these executives from their salaries established in 2005.

Dr. Giuliani became our Chief Medical Officer in April 2006, and we negotiated his base salary at that time. The compensation committee approved Dr. Giuliani’s base salary based on a recommendation from our then-President and Chief Executive Officer, Mr. Nuerge. In making his recommendation, Mr. Nuerge considered Dr. Giuliani’s skills and experience and also received advice from Taylor Search Partners on the salary level required to attract Dr. Giuliani in the competitive marketplace.

During 2007, our executive officer group changed and we made adjustments to the base salaries of several of our executive officers. Mr. Nuerge resigned as our President and Chief Executive Officer in April 2007. Mr. Classon served as our interim President and Chief Executive Officer from April 2007 through July 2007. During his tenure as interim President and Chief Executive Officer, Mr. Classon continued to receive his usual fees for service as Chairman of our board of directors and did not receive additional cash compensation. Instead, as discussed under “— Stock-Based Awards” below, we granted Mr. Classon a stock option in consideration of his service as interim President and Chief Executive Officer. In July 2007, we hired Mr. Flexter as our President and Chief Executive Officer. We negotiated the initial base salary for Mr. Flexter with him at that time based in part on benchmarking data and advice provided by DolmatConnell. We also considered his background as a clinical pharmacist and his prior experience and level of compensation as an executive officer at a specialty pharmaceutical company, as well as the level of salary the compensation committee believed would be required to induce Mr. Flexter to join our company. Mr. Flexter’s base salary was set at $500,000, which is in line with approximately the 75th percentile of base salaries of chief executives at our peer companies.

Also during 2007, the compensation committee approved salary increases for Mr. Stamp, Dr. Giuliani, Mr. Docherty and Mr. Anderson. Mr. Stamp’s base salary increased in July 2007 from $365,000 to $447,125, in accordance with the terms of his employment agreement. We increased the base salary for Dr. Giuliani from $300,000 to $315,000 in April 2007 as an inducement to enter into an employment agreement with us. We increased the base salary for Mr. Docherty from $200,000 to $235,000 in September 2007 in recognition of his performance during the prior year and to align his base salary more closely with the compensation paid by comparable companies. As a result, Mr. Docherty’s current salary is between the 25th and 50th percentile of the base salary levels of similarly situated executives at our peer companies. Mr. Anderson served as our General Counsel from April 2006 to July 2007, and in recognition of his contribution to the company and the increased responsibilities of that role, we set his base salary at $220,000 in 2006. We increased Mr. Anderson’s base salary in September 2007 to $252,000, based on benchmarking data provided by DolmatConnell, to bring his salary into line with the median salary levels of similarly situated executives at our peer companies. Mr. Jennings became our General Counsel and Vice President, Legal Affairs in July 2007, and we negotiated his base salary at that time based in part on benchmarking data provided by Dolmat Connell. As a result, Mr. Jennings’ current salary is in line with approximately the 25th percentile of the base salary of similarly situated executives at our peer companies.

The compensation committee continues to work with our compensation consultant to ensure that our compensation levels are competitive relative to the compensation paid by our peer group. We anticipate using the information provided by the compensation consultant in our review of the base salaries of our executive officers for 2008, and the compensation committee may further adjust or realign our named executive officers’ base salaries based upon this information.

Annual Incentive Bonuses

We generally base annual incentive bonuses, as well as annual increases in base salaries, on actual corporate and individual performance compared to targeted performance criteria and various subjective performance criteria. The compensation committee works with our President and Chief Executive Officer to develop corporate and individual goals that they believe can be reasonably achieved with an appropriate level of effort over the course of the year. Our President and Chief Executive Officer proposes individual goals for himself, which are then negotiated with and established by the compensation committee. Targeted performance criteria vary for each executive based on his business group or area of responsibility, as set forth below.

In accordance with the terms of their employment agreements, our executive officers’ annual bonus opportunities are set as a percentage of base salary. For 2006, Mr. Nuerge was eligible to receive up to 60% of his base salary, Mr. Stamp was eligible to receive up to 45% of his base salary and Dr. Giuliani, Mr. Brandstetter, Mr. Docherty and Mr. Anderson were eligible to receive up to 40% of their base salary. These percentages remained constant for the executive officers who continued to be employed by us in 2007. For 2007, in accordance with their employment agreements, Mr. Flexter is eligible to receive up to 60% of his base salary and Mr. Jennings is eligible to receive up to 40% of his base salary.

In January 2006, the compensation committee approved a cash bonus program for 2006, under which the payment of cash bonuses was based on the attainment of a combination of corporate and personal objectives, which were weighted depending on the executive’s position with us. The objectives were weighted as follows:

	Corporate	Personal
Name	Objectives	Objectives

William A. Nuerge	90%	10%
Stephen A. Stamp	80	20
Michael J. Giuliani, M.D.	80	20
Barry C. Brandstetter	75	25
Daniel W. Docherty	75	25
Kevin T. Anderson	75	25

The corporate objectives considered in connection with this bonus program included the attainment of targeted levels of revenue and EBITDA. Revenue and EBITDA were selected as bonus metrics for the executive officers in order to align executive bonus compensation with the metrics used by the board of directors to measure the success of our company. Our compensation committee considered our goals for revenue growth and EBITDA and set target levels that it considered challenging in that they required us to achieve strong revenue growth as compared to prior years, achieve developmental milestones and control expenses, but would have been attainable if we had what we considered a successful year. The corporate objectives also included the advancement of specified development projects, securing a second product for the women’s healthcare market and outlicensing one of our product candidates.

Under the terms of our bonus program, no portion of the target bonuses was payable unless we attained at least 80% of either the revenue target or the EBITDA target. If we failed to achieve 80% of either target, bonuses would be reduced by 50%. If we failed to achieve 80% of both targets, no bonuses would be payable. The amount of the bonuses could exceed the target amounts if we achieved over 110% of targeted net revenue or over 110% of targeted EBITDA. In each case, bonuses would be increased by 0.25% for each 1% over 110%.

In 2006, we did not attain either our revenue or EBITDA targets. As a result, no bonuses were payable pursuant to our bonus program. However, the compensation committee nonetheless determined to award discretionary bonuses to specified named executive officers in recognition of their individual performance during the year. Mr. Nuerge was responsible for reviewing each executive’s individual objectives and making recommendations to the compensation committee for specific payouts. The primary individual performance factors considered by our compensation committee, and by Mr. Nuerge in making recommendations to the compensation committee with respect to these discretionary bonuses, were as follows:

•	for Mr. Brandstetter, implementation and management of budgets, enhancement of our forecasting model and development of strategies for our marketed products;

•	for Mr. Docherty, outstanding sales force development and performance in 2006; and

•	for Mr. Anderson, increased responsibilities for serving as our General Counsel.

Our employment agreement with Mr. Stamp that was in effect during 2006 provided for a guaranteed minimum annual cash bonus equal to 22.5% of his base salary until the second anniversary of his employment agreement, in July 2007. Mr. Stamp waived the payment of his bonus for 2006. Our employment agreement with Mr. Nuerge provided for a guaranteed minimum annual cash bonus equal to 30% of his base salary until the second anniversary of his employment agreement, in August 2007. However, Mr. Nuerge’s employment with us terminated in April 2007, and he received a $644,976 severance payment in lieu of an annual bonus, as discussed in more detail below under “— Employment, Severance and Change of Control Arrangements.”

In lieu of a year-end bonus, Mr. Giuliani received a cash payment upon joining the company in April 2006 for relocation expenses and for reimbursement for amounts that would have been payable to him by his former employer and for enrolling his child in private school.

For 2007, the payment of cash bonuses under our bonus program will continue to be based on the attainment of a combination of corporate and personal objectives, which are weighted depending on the executive’s position with us. The objectives are weighted as follows for each named executive officer who was serving as an executive officer on December 31, 2007:

	Corporate	Personal
Name	Objectives	Objectives

Gregory D. Flexter	90%	10%
Stephen A. Stamp	80	20
Daniel W. Docherty	75	25
Thomas P. Jennings	75	25
Kevin T. Anderson	75	25

The corporate objectives for 2007 include the attainment of budgeted revenue and EBITDA targets. Our compensation committee set target levels that it considered attainable if we have a successful year. The corporate objectives also include preparation for this offering, preparation for an anticipated product launch and the advancement of specified development projects. The compensation committee established personal objectives for 2007 in early 2007 in consultation with Mr. Nuerge, which were revised in May 2007 in consultation with Mr. Classon.

The personal objectives in effect for 2007 for each named executive officer who was serving as an executive officer on December 31, 2007 include the following:

•	for Mr. Stamp, the completion of a product acquisition, achievement of funding targets and implementation of a risk management system;

•	for Mr. Docherty, achievement of targeted net sales for specified products, achievement of related commercial targets, launch of an account manager position and implementation of sales and marketing team objectives;

•	for Mr. Jennings, implementation of new committee charters, preparation for this offering and evaluation of the status of our intellectual property; and

•	for Mr. Anderson, implementation of an internal controls program, enhancement of our code of conduct, coordination of a salary administration program and management of litigation matters.

Because we hired Mr. Flexter in July 2007, his personal objectives for 2007 were established separately and include preparation for this offering, preparation for a product launch in 2008, advancement of our product pipeline and achievement of EBITDA and net sales targets.

DolmatConnell reviewed the structure of our bonus plan and has recommended steps to the compensation committee to ensure that our compensation levels are competitive relative to the compensation paid by our peer group. Based on this recommendation, in September 2007 the compensation committee implemented a policy under which the bonus amount payable to each of the executive officers can be up to 200% of the executive’s target bonus, if specified objectives are met.

We expect that the compensation committee will determine the amounts of bonuses payable for 2007 performance in March 2008.

Stock-Based Awards

Our equity award program is the primary vehicle for offering long-term incentives to our executives. We believe that equity awards provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, the vesting feature of our equity awards should further our goal of executive retention because this feature provides an incentive to our executives to remain in our employ during the vesting period. We do not have any equity ownership guidelines for our executives.

During 2006 and through October 2007, we granted equity awards under our 2001 stock incentive plan, which permits the grant of stock options, nonstatutory stock options, restricted stock and other stock-based awards to our officers, employees, consultants and directors. In connection with this offering, in November 2007, our board of directors adopted a new equity benefit plan described below under “— Equity Incentive Plans — 2007 Stock Incentive Plan.” As a result, we no longer grant stock options or other awards under our 2001 stock incentive plan.

We typically make an initial equity award of stock options to an executive at the time he or she is hired and periodic equity grants as part of our overall compensation programs. Throughout 2006, all grants of options to our executives were recommended by management for approval by the board of directors. Beginning in 2007, our compensation committee, with input from our management, reviews and recommends equity grants for approval by the board of directors. The compensation committee reviews all components of the executive’s compensation when determining equity awards to ensure that an executive’s total compensation conforms to our overall philosophy and objectives. The compensation committee has the authority to administer and interpret the terms of our equity incentive plans and select the recipients of awards and grant stock options and other stock awards under our equity incentive plans.

Equity awards to our executives are typically granted in conjunction with the review of their individual performance. This review has generally occurred periodically at the discretion of the compensation committee. We expect this review will take place on an annual basis in the future. Historically, there have been years in which one or more executives were not granted any equity awards.

Our equity awards have typically been in the form of stock options. While we currently expect to continue to use stock options as the primary form of equity awards that we grant, we have used and may in the future use alternative forms of equity awards, such as restricted stock or restricted stock units. Typically, the stock options we grant to our executives have a ten year term and vest with respect to 25% of the shares on the first anniversary of the grant date and with respect to the remaining shares in approximately equal monthly installments through the fourth anniversary of the grant date. This vesting schedule is consistent with the vesting of stock options granted to other employees. Vesting and exercise rights cease shortly after termination of employment, except in the case of death or disability, in which case the executive or his estate may exercise the option within one year following the date of his death or disability. Prior to the exercise of an option, the holder has no rights as a stockholder with respect to the shares subject to such option, including voting rights and the right to receive dividends or dividend equivalents. During 2006 and 2007, all stock options were granted with an exercise price of $0.98 per share.

For 2006, in determining the size of equity awards to our executives, our compensation committee considered our corporate performance, the applicable executive’s performance, the amount of equity awards previously granted to the executive, the vesting of such awards and the recommendations of management.

We did not make any broad-based grants of stock options in 2006. In 2006, we granted Dr. Giuliani an initial award of stock options, which was negotiated in connection with his appointment as our Chief Medical Officer. In addition, in September 2006, we issued management incentive shares to our executive officers for no consideration, as follows: Mr. Nuerge, 147,912 shares; Mr. Stamp, 133,121 shares; Mr. Docherty, 55,467 shares; and Mr. Brandstetter, 55,467 shares. These management incentive shares were fully vested on the date of issuance. Amounts awarded were based on their individual contributions to completion of the AAIPharma transaction.

For 2007, the compensation committee continued to consider comparative share ownership levels, our corporate performance, the applicable executive’s performance, the amount of equity awards previously granted to the executive, the vesting of such awards and the recommendations of management and has used external consultants as appropriate to assist in making recommendations for individual executives. We expect that the compensation committee will continue to do so in future years. In August 2007, DolmatConnell conducted an analysis of our long-term incentive compensation and has made recommendations to the compensation committee regarding the form of equity awards and has advised that our amounts of annual stock option grants to our executives are below the median in comparison to our peer companies. The compensation committee has considered these recommendations in determining equity awards during 2007 and expects over the coming year to bring our equity grant practices closer to the median level of such compensation paid by our peer companies.

We granted a stock option to Mr. Classon in February 2007 to purchase 250,000 shares of our common stock in connection with his appointment as the Chairman of our board of directors, a stock option to Mr. Stamp in March 2007 to purchase 350,000 shares of our common stock in accordance with his employment agreement and a stock option to Mr. Anderson in April 2007 to purchase 25,000 shares of our common stock in consideration of his service as our General Counsel from April 2006 to July 2007. In May 2007, we granted stock options to several of our executive officers to purchase shares of our common stock, as follows: Mr. Stamp, 200,000 shares; Dr. Giuliani, 325,000 shares; and Mr. Anderson, 25,000 shares. We granted the May 2007 options to Mr. Stamp and Mr. Anderson in connection with their assumption of additional duties after the resignation of our former President and Chief Executive Officer and to Dr. Giuliani in accordance with his employment agreement. We also granted a stock option to Mr. Classon in May 2007 to purchase 250,000 shares of our common stock in consideration of his service as our interim President and Chief Executive Officer. In July 2007, we granted Mr. Flexter an initial stock option award to purchase 1.75 million shares of our common stock in connection with his appointment as our President and Chief Executive Officer, and we granted Mr. Jennings an initial stock option award to purchase 100,000 shares of our common stock in connection with his appointment as our General Counsel.

Based primarily upon DolmatConnell’s recommendation to increase our equity compensation in order to bring it more into line with the practices of our peer companies, in September 2007 we granted stock options to our executive officers to purchase shares of our common stock, as follows: Mr. Flexter, 500,000 shares; Mr. Stamp, 500,000 shares; Dr. Giuliani, 175,000 shares; Mr. Docherty, 150,000 shares; Mr. Anderson, 125,000 shares; and Mr. Jennings, 125,000 shares. We also granted a stock option to Mr. Classon in September 2007 to purchase 250,000 shares of our common stock in connection with his ongoing service as Chairman of our board of directors.

In November 2007, we approved grants of restricted stock units under the 2007 stock incentive plan to various employees, including our current executive officers, as part of our effort to bring our equity compensation more into line with that of our peer companies. Our compensation committee determined the individual amounts of these awards in December 2007, and we granted restricted stock units to our executive officers for shares of our common stock, as follows: Mr. Flexter, 375,000 shares; Mr. Stamp, 325,000 shares; Mr. Docherty, 125,000 shares; Mr. Jennings, 100,000 shares; and Mr. Anderson, 100,000 shares. In addition, we granted restricted stock units to Mr. Classon for 150,000 shares of our common stock in connection with his ongoing service as Chairman of our board of directors. Each restricted stock unit represents the right to receive one share of our common stock. The restricted stock units vest 33% on the first and second anniversaries of the grant date and 34% on the third anniversary of the grant date. Shares with respect to vested restricted stock units are issuable to these executives on the earliest of the third anniversary of the grant date, the employee’s separation of service, as defined in Section 409A of the Internal Revenue Code of 1986, and the date of a change in control event, as defined in the 2007 stock incentive plan, that constitutes a change in the ownership or effective control of a corporation or a change in the ownership of a substantial portion of the assets of a corporation, as defined for purposes of Section 409A.

Compensation Actions in Connection with this Offering and Related Transactions

In November 2007, we approved option grants to various employees, including our current executive officers, effective on the first day of trading of our common stock on The NASDAQ Global Market, to purchase an aggregate of approximately 2,500,000 shares of our common stock under our 2007 stock incentive plan, which will be exercisable at the closing sale price of our common stock on such date. The compensation committee determined the aggregate number of options granted based on subjective criteria including a determination of the appropriate level of ownership of the Company by our employees. Our compensation committee determined the individual amounts of these awards in December 2007, and we approved option grants to our executive officers to purchase shares of our common stock, as follows: Mr. Flexter, 500,000 shares; Mr. Stamp, 300,000 shares; Mr. Docherty, 150,000 shares; Mr. Jennings, 125,000 shares; and Mr. Anderson, 125,000 shares. In addition, we approved an option grant to Mr. Classon for 250,000 shares of our common stock in connection with his ongoing service as Chairman of our board of directors.

In November 2007, we adopted a company sale bonus plan, which provides for a potential cash bonus payment to specified key employees in the event of a sale of our company. The purpose of the bonus plan is to provide these employees with an additional incentive in connection with a transaction that is in our and our stockholders’ best interests, but which may otherwise create personal uncertainties for the employees. Under the company sale bonus plan, upon the closing of a sale transaction that satisfies specified criteria, each participant in the plan would receive a bonus in an amount equal to a portion of the sale proceeds multiplied by a specified percentage for that participant, subject to a limit on the total amount payable under the plan. The participants in the company sale bonus plan are determined by our board of directors. This bonus plan terminates upon the closing of this offering.

In November 2007, we also adopted an enhanced severance plan, under which specified key employees are eligible to receive severance benefits in addition to those already provided for in their employment agreements. This plan terminates upon the earlier of the closing of this offering or July 8, 2008. If, while the plan is in effect, a participant is terminated and is eligible to receive severance payments under his or her employment agreement, then the number of months of severance benefits payable under the employment agreement would be increased by the number of months by which his or her termination date precedes July 9, 2008, subject to a limit of 24 months of severance benefits in the aggregate.

Benefits and Other Compensation

We maintain broad-based benefits that are provided to all employees, including health, dental and vision insurance, life and disability insurance and a 401(k) plan. Executives are eligible to participate in all of our employee benefit plans, in each case on the same basis as other employees. We have the authority in our discretion to match employees’ 401(k) plan contributions; however, we have not made any matching contributions to date.

In November 2007, we established a relocation services arrangement with a third party home service relocation company under which the home service relocation company agrees to offer to purchase for the appraised value, or such greater amount as we determine, the former residence of any new employee who we designate to participate in this program. The home service relocation company also has a right of first refusal to purchase the designated employee’s former residence if the employee receives a bona fide offer to purchase the residence from a third party. Under this arrangement, we pay the home service relocation company specified service fees and reimburse the home service relocation company for the following additional costs:

•	carrying costs for the employee’s former residence after being purchased by the home service relocation company and prior to being resold to a third party, including taxes, assessments, rents, utilities, maintenance, the interest portion of payments on mortgages and costs for maintaining insurance coverage;

•	disposition costs in connection with a sale of the residence to a third party; and

•	all other costs incurred by the home service relocation company relating to the residence, including any loss incurred by the home service relocation company on the sale of the residence to a third party.

Mr. Flexter participated in this relocation services program in connection with his relocation to the greater Cincinnati area. See “— Summary Compensation” for additional information regarding the amounts that we paid to the home services relocation company on behalf of Mr. Flexter.

Severance and Change of Control Benefits

Pursuant to their employment agreements, our executive officers are entitled to specified benefits in the event of the termination of their employment under specified circumstances, including termination following a change of control of our company. As discussed above, we have also entered into enhanced severance arrangements with our executive officers that will terminate upon the closing of this offering. We have provided more detailed information about these benefits, along with estimates of their value under various circumstances, below under “— Employment, Severance and Change of Control Arrangements.”

We believe providing these change of control benefits helps us compete for executive talent. Based on the substantial business experience of the members of our board of directors, we believe that our severance and change of control benefits are generally in line with severance packages offered to executives by companies at comparable stages of development in our industry and related industries.

Our practice in the case of change of control benefits has been to structure these in most cases as “double trigger” benefits. In other words, the change of control by itself does not trigger benefits. Rather, benefits are paid only if the employment of the executive is terminated in specified circumstances during a specified period after the change of control. We believe a “double trigger” benefit maximizes shareholder value because it prevents an unintended windfall to executives in the event of a friendly change of control, while still providing them appropriate incentives to cooperate in negotiating any change of control in which they believe they may lose their jobs.

Tax Considerations

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction for compensation in excess of $1.0 million paid to our chief executive officer and our four other most highly paid executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We periodically review the potential consequences of Section 162(m) and we generally intend to structure the performance-based portion of our executive compensation, where feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, our board of directors or the compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Summary Compensation

The following table sets forth information for the years ended December 31, 2007 and 2006 regarding compensation awarded to or earned by our named executive officers.

Summary Compensation Table

						Non-Equity
				Stock	Option	Incentive Plan	All Other
Name and Principal Position	Year	Salary(1)	Bonus(2)	Awards(3)	Awards(4)	Compensation(5)	Compensation(6)	Total

Gregory D. Flexter(7)	2007	$221,154	—	$8,021	$89,375	—	$238,894	$557,444
President and Chief Executive Officer
William A. Nuerge(8)	2007	194,520	—	—	—	—	652,744	847,264
Former President and Chief Executive Officer	2006	369,711	—	70,998	—	—	250	440,959
Rolf A. Classon(9)	2007	120,000	—	3,208	107,500	—	—	230,708
Interim President and Chief Executive Officer
Stephen A. Stamp	2007	397,534	—	6,951	45,260	—	250	449,995
Chief Financial Officer and Executive Vice President, Business Development	2006	314,135	—	63,898	—	—	250	378,283
Michael J. Giuliani, M.D.(10)	2007	273,577	$50,000	—	22,677	—	93,051	439,305
Former Chief Medical Officer and Executive Vice President, Product Development	2006	201,818	—	—	4,219	—	158,980	365,017
Barry C. Brandstetter(11)	2007	181,069	—	—	—	—	284,794	465,863
Former Senior Vice President, Marketing	2006	215,694	21,569	26,624	—	—	250	264,138
Daniel W. Docherty	2007	212,377	—	2,674	3,188	—	250	218,489
Vice President, Sales	2006	200,000	20,000	26,624	—	—	250	264,138
Thomas P. Jennings(12)	2007	152,919	—	2,139	4,781	—	83	159,922
General Counsel, Vice President, Legal Affairs and Corporate Secretary
Kevin T. Anderson	2007	221,754	—	2,139	5,573	—	250	229,716
Chief Compliance Officer and Vice President, Human Resources	2006	200,000	20,000	—	234	—	250	220,484

(1)	Includes amounts deferred at the direction of the executive officer pursuant to our 401(k) plan.

(2)	The amounts in the “Bonus” column reflect discretionary bonuses for 2006 paid to Mr. Brandstetter, Mr. Docherty and Mr. Anderson and a bonus for 2007 paid to Dr. Giuliani under his employment agreement with respect to his relocation to the Cincinnati area.

(3)	The amounts in the “Stock Awards” column reflect the dollar amounts recognized as compensation expense for financial statement reporting purposes for stock awards for the years ended December 31, 2006 and 2007 in accordance with SFAS 123R. The assumptions that we used to calculate these amounts are discussed in note 11 to our financial statements appearing at the end of this prospectus.

(4)	The amounts in the “Option Awards” column reflect the dollar amounts recognized as compensation expense for financial statement reporting purposes for stock options for the years ended December 31, 2006 and 2007 in accordance with SFAS 123R, but without giving effect to estimated forfeitures. The assumptions that we used to calculate these amounts are discussed in note 11 to our financial statements appearing at the end of this prospectus.

(5)	Our compensation committee has not yet determined the amounts to be awarded to our executive officers under our cash bonus program for 2007. We expect that the compensation committee will determine the amounts of these awards in March 2008.

(6)	The amounts in the “All Other Compensation Column” represent:

• life insurance premiums for 2006 that we paid on behalf of the named executive officers in the following amounts: $250 on behalf of Mr. Nuerge, $250 on behalf of Mr. Stamp, $187 on behalf of Dr. Giuliani, $250 on behalf of Mr. Brandstetter, $250 on behalf of Mr. Docherty and $250 on behalf of Mr. Anderson;

• life insurance premiums for 2007 that we paid on behalf of the named executive officers in the following amounts: $102 on behalf of Mr. Flexter, $104 on behalf of Mr. Nuerge, $250 on behalf of Mr. Stamp, $229 on behalf of Dr. Giuliani, $208 on behalf of Mr. Brandstetter, $250 on behalf of Mr. Docherty, $83 on behalf of Mr. Jennings and $250 on behalf of Mr. Anderson;

• $236,594 for relocation expenses in 2007 that we paid to Mr. Flexter under his employment agreement and pursuant to a relocation services arrangement that we established with a third party home service relocation company, including $157,729 as a gross up for the related tax liability and $2,300 in fees and other costs that we paid to the home service relocation company;

• $644,976 in cash severance in 2007 that we paid to Mr. Nuerge following his resignation, including $425,000, representing 12 months of his base salary, $127,500 for his guaranteed 2006 bonus, $37,188 for his prorated 2007 bonus and $55,288 for salary that he had deferred in 2006;

• $7,664 that we paid to Mr. Nuerge for COBRA payments for medical, dental and vision plans following his resignation;

• $132,730 for relocation expenses in 2006 that we paid to Dr. Giuliani under his employment agreement, including $50,312 as a gross up for the related tax liability, and $26,000 that we paid to Dr. Giuliani as reimbursement for amounts that would have been payable to him by his former employer and for enrolling his child in private school;

• $78,750 in cash severance and $14,072 for accrued paid time-off that we paid to Dr. Giuliani following his resignation;

• $275,864 in cash severance, $6,985 for accrued paid time-off that we paid to Mr. Brandstetter following his resignation; and

• $1,737 that we paid to Mr. Brandstetter for COBRA payments for medical, dental and vision plans following his resignation.

(7)	Mr. Flexter joined Xanodyne as our President and Chief Executive Officer in July 2007.

(8)	Mr. Nuerge resigned from his employment with us in April 2007.

(9)	Mr. Classon has served as Chairman of our board of directors since February 2007. Mr. Classon also served as our interim President and Chief Executive Officer from April 2007 to July 2007. We pay Mr. Classon an annual salary of $120,000 for his service as Chairman of our board of directors in lieu of an annual cash retainer under our non-employee director compensation and reimbursement policy. Mr. Classon did not receive any cash compensation in consideration of his service as our interim President and Chief Executive Officer.

(10)	Dr. Giuliani joined Xanodyne as our Chief Medical Officer and Executive Vice President, Product Development in April 2006 and resigned from his employment with us in October 2007.

(11)	Mr. Brandstetter resigned from his employment with us in October 2007.

(12)	Mr. Jennings joined Xanodyne on a full time basis as our General Counsel and Vice President, Legal Affairs in July 2007.

We have an employment agreement with each of the named executive officers who remains employed by us. In addition, we previously had employment agreements with each of the named executive officers whose employment with us has terminated. We also entered into severance agreements with these former executive officers at the time of termination of employment. See “— Employment, Severance and Change of Control Arrangements” for additional information regarding these employment and severance agreements. We generally set base salaries and bonuses and grant equity awards to our executives by reviewing compensation for comparable positions in the market and the historical compensation levels of our executives, comparing individual performance to targeted performance criteria and to offer long-term incentives to our executives. We do not have any formal or informal policy or target for the amount of executive salary and bonus in proportion to total compensation. See “— Compensation Discussion and Analysis — Components of our Executive Compensation Programs” for additional information regarding our executive compensation process and the elements of executive compensation.

The following table sets forth information for the year ended December 31, 2007 regarding each grant of a plan-based award made during 2007 to our named executive officers.

2007 Grants of Plan-Based Awards

					All Other	All Other
					Stock Awards:	Option Awards:	Exercise	Grant Date
					Number of	Number of	or Base	Fair Value
		Estimated Future Payouts Under			Shares of	Securities	Price of	of Stock
		Non-Equity Incentive Plan Awards			Stock or	Underlying	Option	and Option
Name	Grant Date	Threshold	Target(1)	Maximum	Units	Options	Awards	Awards(2)

Gregory D. Flexter	1/31/07	—	$199,031	—
	7/9/07					1,750,000	$0.98	$0.36
	9/26/07					500,000	0.98	0.34
	12/19/07				375,000			0.77

William A. Nuerge	1/31/07	—	255,000	—

Rolf A. Classon	2/27/07					250,000	0.98	0.35
	5/9/07					250,000	0.98	0.35
	9/26/07					250,000	0.98	0.34
	12/19/07				150,000			0.77

Stephen A. Stamp	1/31/07	—	178,890	—
	3/28/07					350,000	0.98	0.35
	5/9/07					200,000	0.98	0.35
	9/26/07					500,000	0.98	0.34
	12/19/07				325,000			0.77

Michael J. Giuliani, M.D.	1/31/07	—	126,000	—
	5/9/07					325,000	0.98	0.35
	9/26/07					175,000	0.98	0.34

Barry C. Brandstetter	1/31/07	—	86,278	—

Daniel W. Docherty	1/31/07	—	80,000	—
	9/26/07					150,000	0.98	0.34
	12/19/07				125,000			0.77

Thomas P. Jennings	1/31/07	—	96,000	—
	9/26/07					225,000	0.98	0.34
	12/19/07				100,000			0.77

Kevin T. Anderson	1/31/07	—	88,000	—
	4/11/07					25,000	0.98	0.35
	5/9/07					25,000	0.98	0.35
	9/26/07					125,000	0.98	0.34
	12/19/07				100,000			0.77

(1)	The target amounts in the “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” column represent the amount determined by our compensation committee as the target annual cash bonus payable to each named executive officer for 2007. On January 31, 2007, our compensation committee established the annual cash bonus targets for 2007, as a percentage of annual base salary, for each executive officer.

(2)	The amounts in the “Grant Date Fair Value of Stock and Option Awards” column reflect the grant date fair value of each equity award calculated in accordance with SFAS 123R.

In November 2007, we approved grants of restricted stock units to our named executive officers under our 2007 stock incentive plan. Our compensation committee determined the individual amounts of these awards in December 2007. Each restricted stock unit represents the right to receive one share of our common stock. The restricted stock units vest 33% on the first and second anniversaries of the grant date and 34% on the third anniversary of the grant date. Shares with respect to vested restricted stock units are issuable on the earliest of the third anniversary of the grant date, separation of service, as defined in Section 409A of the Internal Revenue Code of 1986, and the date of a change in control event, as defined in our 2007 stock incentive plan, that constitutes a change in the ownership or effective control of a corporation or a change in the ownership of a substantial portion of the assets of a corporation, as defined for purposes of Section 409A.

All stock options reported in the Grants of Plan-Based Awards table above granted through October 2007 have been granted under our 2001 stock incentive plan with an exercise price equal to the fair value of our common stock on the date of grant as determined by our board of directors. All stock options reported in the Grants of Plan Based-Awards table above granted beginning in November 2007 have been granted under our 2007 stock incentive plan with an exercise price equal to the fair value of our common stock on the date of grant as determined by our board of directors. All stock options granted to our named executive officers during 2007, other than the stock option to purchase 250,000 shares of our common stock granted to Mr. Classon in May 2007 in consideration of his service as our interim President and Chief Executive Officer, vest with respect to 25% of the shares on the first anniversary of the grant date and with respect to the remaining shares in approximately equal monthly installments through the fourth anniversary of the grant date. The stock option granted to Mr. Classon in May 2007 was fully vested on the date of grant.

Information Relating to Equity Awards and Holdings

The following table sets forth information regarding outstanding equity awards held as of December 31, 2007 by our named executive officers.

Outstanding Equity Awards at Fiscal Year-End 2007

	Option Awards
	Number of	Number of
	Securities	Securities				Stock Awards
	Underlying	Underlying		Option		Number of Shares		Market Value of
	Unexercised	Unexercised		Exercise	Option	or Units of Stock		Shares or Units of
	Options	Options		Price	Expiration	That Have Not		Stock That Have
Name	Exercisable	Unexercisable		($)	Date	Vested		Not Vested

Gregory D. Flexter	—	1,750,000	(1)	$0.98	7/9/17
	—	500,000	(2)	0.98	9/26/17
						375,000	(3)	$288,750
William A. Nuerge	947,914	—		0.98	6/1/08(4)
Rolf A. Classon	—	250,000	(5)	0.98	2/27/17
	250,000	—		0.98	5/9/17
	—	250,000	(2)	0.98	9/26/17
						150,000	(3)	115,500
Stephen A. Stamp	233,333	166,667	(6)	0.98	8/29/15
	281,249	18,751	(7)	0.98	3/17/14
	—	350,000	(8)	0.98	3/28/17
	—	200,000	(9)	0.98	5/9/17
	—	500,000	(2)	0.98	9/26/17
						325,000	(3)	250,250
Michael J. Giuliani, M.D.(10)	—	—		—	—
Barry C. Brandstetter	100,000	—		1.00	4/9/08(11)
	130,207	—		0.98	4/9/08(11)
Daniel W. Docherty	43,749	31,251	(6)	0.98	8/29/15
	158,333	41,667	(12)	0.98	10/13/14
	—	150,000	(2)	0.98	9/26/17
						125,000	(3)	96,250
Thomas P. Jennings	10,000	—		1.00	9/22/09
	10,000	—		1.00	7/18/11
	10,000	—		4.50	5/4/12
	50,000	—		1.00	3/12/13
	15,000	—		1.22	8/13/13
	150,000	—		1.22	12/30/13
	87,499	62,501	(6)	0.98	8/29/15
	—	225,000	(2)	0.98	9/26/17
						100,000	(3)	77,000
Kevin T. Anderson	39,062	35,938	(13)	0.98	11/16/15
	7,812	17,188	(14)	0.98	9/27/16
	—	25,000	(15)	0.98	4/11/17
	—	25,000	(9)	0.98	5/9/17
	—	125,000	(2)	0.98	9/26/17
						100,000	(3)	77,000

(1)	This option vests with respect to 25% of the shares subject to this option on July 9, 2008 and with respect to the remaining shares in approximately equal monthly installments from August 9, 2008 through July 9, 2011.

(2)	This option vests with respect to 25% of the shares subject to this option on September 26, 2008 and with respect to the remaining shares in approximately equal monthly installments from October 26, 2008 through September 26, 2011.

(3)	These restricted stock units vest 33% on December 19, 2008, 33% on December 19, 2009 and 34% on December 19, 2010.

(4)	Pursuant to Mr. Nuerge’s severance agreement, all of his options that had not vested as of June 1, 2007 lapsed and are unexercisable, and his options that had vested as of June 1, 2007 are exercisable until June 1, 2008.

(5)	This option vests with respect to 25% of the shares subject to this option on February 27, 2008 and with respect to the remaining shares in approximately equal monthly installments from March 27, 2008 through February 27, 2011.

(6)	This option vests with respect to the unvested shares in approximately equal monthly installments through August 29, 2009.

(7)	This option vests with respect to the unvested shares in approximately equal monthly installments through March 17, 2008.

(8)	This option vests with respect to 25% of the shares subject to this option on March 28, 2008 and with respect to the remaining shares in approximately equal monthly installments from April 28, 2008 through March 28, 2011.

(9)	This option vests with respect to 25% of the shares subject to this option on May 9, 2008 and with respect to the remaining shares in approximately equal monthly installments from June 9, 2008 through May 9, 2011.

(10)	Dr. Giuliani resigned from his employment with us in October 2007. Under the terms of our 2001 stock incentive plan, options that are not vested at the time of termination of employment lapse and are unexercisable and options that are vested as of the termination date are exercisable for 30 days from the date of termination.

(11)	Pursuant to Mr. Brandstetter’s severance agreement, all of his options that had not vested as of October 12, 2007 lapsed and are unexercisable, and his options that had vested as of October 12, 2007 are exercisable until April 9, 2008.

(12)	This option vests with respect to the unvested shares in approximately equal monthly installments through October 13, 2008.

(13)	This option vests with respect to the unvested shares in approximately equal monthly installments through November 16, 2009.

(14)	This option vests with respect to the unvested shares in approximately equal monthly installments through September 27, 2010.

(15)	This option vests with respect to 25% of the shares subject to this option on April 11, 2008 and with respect to the remaining shares in approximately equal monthly installments from May 11, 2008 through April 11, 2011.

Option Exercises and Stock Vested

During the year ended December 31, 2007, none of our named executive officers exercised any options to purchase shares of our common stock nor did they hold any shares of restricted common stock that vested during that period.

Employment, Severance and Change of Control Arrangements

Employment Agreements

We have employment agreements with Mr. Flexter, Mr. Stamp, Mr. Jennings, Mr. Anderson and Mr. Docherty that we entered into in December 2007. Each of these employment agreements provides that employment will continue for an indefinite period until either we or the employee provides written notice of termination in accordance with the terms of the agreement. In addition, each of these executive officers is bound by the terms of an employee proprietary information and invention and non-compete agreement that prevents such executive from competing with us during the term of his employment and for a specified time thereafter, depending on the circumstances of the separation. Prior to their termination of employment, we also had employment agreements with Mr. Nuerge, Dr. Giuliani and Mr. Brandstetter.

The employment agreements with our named executive officers who were serving as executive officers on December 31, 2007 provide for the following base salaries and target bonuses as a percentage of base salary.

	Annual Base
Name	Salary	Target Bonus

Gregory D. Flexter	$550,000	50%
Stephen A. Stamp	447,125	45
Thomas P. Jennings	240,000	40
Kevin T. Anderson	252,000	40
Daniel W. Docherty	235,000	40

Pursuant to an employment agreement dated August 29, 2005, Mr. Nuerge was entitled to an annual base salary of $425,000 for the first two years of his employment agreement. Mr. Nuerge was entitled to receive a guaranteed bonus of at least 30% of his base salary for the first two years of his employment agreement and was eligible to receive a maximum bonus of 60% of his base salary. Pursuant to an employment agreement dated April 19, 2007, Dr. Giuliani was entitled to an annual base salary of $315,000. Dr. Giuliani was eligible to receive a maximum bonus of 40% of his base salary. Pursuant to an employment agreement dated August 20, 2005, Mr. Brandstetter was entitled to an annual base salary of $215,694. Mr. Brandstetter was eligible to receive a maximum bonus of 40% of his base salary.

Under the employment agreements with our named executive officers who were serving as executive officers on December 31, 2007, upon execution of a release, each of these executive officers is entitled to a severance payment if we terminate the executive without cause, as defined in the employment agreement, or the executive terminates employment with us for good reason, as defined in the employment agreement. Under these circumstances, these executive officers would be entitled to the following cash severance payments and the continuation of group medical, dental, long-term disability, accidental death and disability and life insurance benefits to the extent permitted under each such plan for the following periods.

Name	Cash Payment	Continuation of Benefits

Gregory D. Flexter	Sum of (1) 12 months of base salary, (2) target bonus in effect on the date of termination and (3) pro rata portion of target bonus during the year of severance	12 months
Stephen A. Stamp	12 months of base salary	12 months
Thomas P. Jennings	Six months of base salary	Six months
Kevin T. Anderson.	Six months of base salary	Six months
Daniel W. Docherty	Six months of base salary	Six months

If the continuation of benefits is not permitted under such plans, we will pay the executive the cash equivalent of such benefits not permitted to be continued.

Under the employment agreements with our named executive officers who were serving as executive officers on December 31, 2007, upon execution of a release, each of these executive officers is entitled to a severance payment if we terminate the executive without cause within 90 days prior to, or one year after, a change of control, as defined in the employment agreement, or the executive terminates employment for good reason within one year after a change of control. Under these circumstances, these executive officers would be entitled to the following cash severance payments and the continuation of group medical, dental, long-term disability, accidental death and disability and life insurance benefits to the extent permitted under each such plan for the following periods.

Name	Cash Payment	Continuation of Benefits

Gregory D. Flexter	Sum of (1) 24 months of base salary, (2) two times target bonus in effect on the date of termination and (3) pro rata portion of target bonus during the year of severance	24 months
Stephen A. Stamp	18 months of base salary	18 months
Thomas P. Jennings	12 months of base salary	12 months
Kevin T. Anderson.	12 months of base salary	12 months
Daniel W. Docherty	12 months of base salary	12 months

If the continuation of benefits is not permitted under such plans, we will pay the executive the cash equivalent of such benefits not permitted to be continued.

In addition, if we terminate any of these executive officers without cause within 90 days prior to, or one year after, a change of control or the executive terminates employment for good reason within one year after a change of control, such executive’s unvested stock options and other equity incentive awards will immediately vest and become fully exercisable as of the day before the termination date.

In November 2007, we adopted a company sale bonus plan, which provides for a potential cash bonus payment to specified key employees, including our named executive officers, in the event of a sale of our company. Under the company sale bonus plan, upon the closing of a sale transaction that satisfies specified criteria, each participant in the plan would receive a bonus in an amount equal to a portion of the sale proceeds multiplied by a specified percentage for that participant, subject to a limit on the total amount payable under the plan. This bonus plan terminates upon the closing of this offering.

In November 2007, we also adopted an enhanced severance plan, under which specified key employees, including our named executive officers, are eligible to receive severance benefits in addition to those already provided for in their employment agreements. This plan terminates upon the earlier of the closing of this offering or July 8, 2008. If, while the plan is in effect, a participant is terminated and is eligible to receive severance payments under his or her employment agreement, then the number of months of severance benefits payable under the employment agreement would be increased by the number of months by which his or her termination date precedes July 9, 2008, subject to a limit of 24 months of severance benefits in the aggregate.

The following tables set forth information regarding potential payments that each named executive officer who was serving as an executive officer on December 31, 2007 would have received if the executive’s employment had terminated as of December 31, 2007, the last business day of the fiscal year, under the circumstances set forth below.

	Termination Without Cause or for Good Reason
	Cash	Value of
Name	Payment	Benefits

Gregory D. Flexter	$1,200,000	$22,993
Stephen A. Stamp	670,688	7,312
Daniel W. Docherty	235,000	15,054
Thomas P. Jennings	240,000	15,329
Kevin T. Anderson	252,000	15,329

	Termination Without Cause Within 90 Days Prior to, or One Year After, a Change of Control or for Good Reason Within One Year After a Change of Control
			Value of Options	Value of Restricted
	Cash	Value of	with Accelerated	Stock Units with
Name	Payment	Benefits	Vesting(1)	Accelerated Vesting(2)

Gregory D. Flexter	$1,600,000	$30,658	—	$288,750
Stephen A. Stamp	894,250	9,749	—	250,250
Daniel W. Docherty	—	—	—	96,250
Thomas P. Jennings	360,000	22,993	—	77,000
Kevin T. Anderson	378,000	22,993	—	77,000

(1)	Represents the number of shares as to which options were unvested as of December 31, 2007 multiplied by the difference between the fair market value of a share of our common stock as of December 31, 2007, as determined by our board of directors, and the exercise price per share of each option. The exercise price per share of each option was greater than the fair market value of a share of our common stock as of December 31, 2007, as determined by our board of directors.

(2)	Represents the number of shares subject to unvested restricted stock units as of December 31, 2007 multiplied by the fair market value of a share of our common stock as of December 31, 2007, as determined by our board of directors.

The following table sets forth the amount of the potential payment that each named executive officer who was serving as an executive officer on December 31, 2007 would have received under our company sale bonus plan if a sale transaction that satisfied the criteria specified in the plan closed on December 31, 2007, the last business day of the fiscal year, assuming that the maximum total amount payable under the plan was paid to plan participants.

Cash
Name	Payment

Gregory D. Flexter	$1,500,800
Stephen A. Stamp	1,312,000
Daniel W. Docherty	562,500
Thomas P. Jennings	562,500
Kevin T. Anderson	562,500

Severance Agreements

Mr. Nuerge.  In connection with Mr. Nuerge’s resignation as our President and Chief Executive Officer, we entered into a severance agreement with Mr. Nuerge on July 20, 2007. Under this agreement, we paid Mr. Nuerge $644,976, representing 12 months of Mr. Nuerge’s annual base salary, his 2006 guaranteed bonus, a portion of his 2007 bonus and salary that he had deferred in 2006, and $47,405, representing Mr. Nuerge’s base salary from April 19, 2007 through May 31, 2007. For a period of up to 12 months, we also agreed to reimburse Mr. Nuerge for the monthly COBRA premiums for continued health coverage for Mr. Nuerge and his dependents. Under the agreement, all of Mr. Nuerge’s unvested stock options as of June 1, 2007 lapsed and became unexercisable, and the expiration date of the exercise period for his vested options was extended to June 1, 2008.

Dr. Giuliani.  In connection with Dr. Giuliani’s employment agreement described above, we entered into a letter agreement with Dr. Giuliani dated April 19, 2007. This letter agreement provides that we would waive the three month notice period for termination under his employment agreement and pay Dr. Giuliani $78,750 upon termination of his employment. On October 26, 2007, Dr. Giuliani resigned from his employment with us.

Mr. Brandstetter.  In connection with Mr. Brandstetter’s resignation as our Senior Vice President, Marketing, we entered into a severance agreement with Mr. Brandstetter on October 18, 2007. Under this agreement, we paid Mr. Brandstetter $275,864, representing 15 months of Mr. Brandstetter’s annual base salary, and $6,985, representing accrued and unused paid time-off. For a period of up to 15 months, we also agreed to reimburse Mr. Nuerge for the monthly COBRA premiums for continued health coverage for Mr. Nuerge and his dependents. Under the agreement, all of Mr. Brandstetter’s unvested stock options as of October 12, 2007 lapsed and became unexercisable, and the expiration date of the exercise period for his vested options was extended to April 18, 2008.

Equity Incentive Plans

2001 Stock Incentive Plan; Integrity Pharmaceutical 1999 Stock Incentive Plan

Our second amended and restated 2001 stock incentive plan, which we refer to as the 2001 stock incentive plan, was adopted by our board of directors on July 18, 2001, and subsequently amended and restated and approved by our stockholders on July 25, 2005 and June 20, 2007. The maximum number of shares of our common stock authorized for issuance under our 2001 stock incentive plan equals the lesser of 14,547,252 and 30% of our or any of our subsidiaries’ then outstanding debt or equity securities or any instrument convertible into or exchangeable for our securities, on an as-converted basis.

In connection with our merger with Integrity Pharmaceutical Corporation in February 2004, all outstanding options issued under Integrity’s 1999 stock incentive plan vested and became immediately exercisable for shares of our common stock. In addition, the merger agreement provided that our 2001 stock incentive plan would govern all of the options granted under the 1999 Integrity stock incentive plan after the effective date of the merger. However, under the 1999 Integrity stock incentive plan, no amendment, suspension or termination of such plan may, without the consent of an option holder, alter, terminate, impair or adversely affect any right or obligation under any option previously granted under the plan. Accordingly, provisions of the 1999 Integrity stock incentive plan that are more advantageous to holders of options granted under such plan than corresponding provisions in our 2001 stock incentive plan remain effective. As of December 31, 2007, options to purchase 476,550 shares of our common stock granted under the 1999 Integrity stock incentive plan were outstanding at a weighted average exercise price of $1.91 per share. After the effective date of the merger, we have granted no further stock options or other awards under the 1999 Integrity stock incentive plan.

Our 2001 stock incentive plan and the 1999 Integrity stock incentive plan provide for the grant of incentive stock options, nonstatutory stock options, restricted stock and other stock-based awards. Our 2001 stock incentive plan and the 1999 Integrity stock incentive plan provide for the grant of awards to officers, employees, consultants and directors. Incentive stock options may only be granted to employees. In accordance with the terms of our 2001 stock incentive plan and the 1999 Integrity stock incentive plan, our board of directors administers each of these plans and our compensation committee may exercise such powers and authority as our board of directors delegates to it from time to time, subject to any limitations in the plans.

If a merger or other reorganization event occurs in which the outstanding shares of our common stock are increased, decreased or exchanged for other securities, our board of directors will make an appropriate and proportionate adjustment in the maximum number of shares issuable under our 2001 stock incentive plan and the 1999 Integrity stock incentive plan, the number and kind of shares or other securities subject to the then outstanding awards and the price for each share or any unit of any other securities subject to then outstanding awards. If a change of control occurs under our 2001 stock incentive plan, as determined by our board of directors in its discretion, our board of directors may take one or more of the following actions:

•	provide for the acceleration of any time period relating to the exercise or payment of the award;

•	provide for payment to the award holder of cash or other property with a fair market value equal to the amount that would have been received upon the exercise or payment of the award had the award been exercised or paid upon the change in control;

•	adjust the terms of the award in a manner determined to reflect the change in control;

•	provide that all of our outstanding awards shall be assumed or new rights shall be substituted by the successor corporation; or

•	make such other provision as our board of directors deems to be equitable to the award holder.

Under the 1999 Integrity stock incentive plan, in the event of a pending or threatened takeover bid or tender offer for more than 10% of our outstanding securities, our board of directors may take one or more of the following actions:

•	accelerate the exercise dates of any outstanding option, or make all outstanding options fully vested and exercisable, provided that a price of $7.50 is offered for our securities in such offer;

•	determine all or any portion of the conditions associated with an award have been met;

•	grant a cash bonus to any holders of outstanding options;

•	pay cash to any or all option holders in exchange for cancellation of their outstanding options; or

•	make any other adjustments or amendments to the 1999 Integrity stock incentive plan and outstanding awards and substitute new awards.

Our board of directors may at any time amend, suspend or terminate our 2001 stock incentive plan and the 1999 Integrity stock incentive plan in any respect, except that stockholder approval will be required for any revision that changes the class of persons eligible to receive awards, materially increases the benefits accruing to eligible persons, increases the number of shares of our common stock subject to the plan or transfers the administration of the plan to any person that is not a disinterested person. In addition, the approval of an award holder is required for any modification that affects the award holder’s rights under any awards.

As of December 31, 2007, options to purchase 13,198,962 shares of our common stock were outstanding under our 2001 stock incentive plan at a weighted average exercise price of $1.10 per share and options to purchase 49,811 shares of our common stock under our 2001 stock incentive plan have been exercised. After the effective date of the 2007 stock incentive plan described below, we have granted no further stock options or other awards under our 2001 stock incentive plan. However, the shares of our common stock reserved for issuance under our 2001 stock incentive plan that remained available for grant as of the effective date of the 2007 stock incentive plan and any shares of our common stock subject to awards under our 2001 stock incentive plan that expire, terminate, or are otherwise surrendered, canceled, forfeited or repurchased without having been fully exercised or resulting in any common stock being issued are available for issuance under the 2007 stock incentive plan up to a specified number of shares.

2007 Stock Incentive Plan

Our 2007 stock incentive plan was adopted by our board of directors on November 2, 2007 and approved by our stockholders on November 8, 2007. The 2007 stock incentive plan provides for the grant of incentive stock options, non-statutory stock options, restricted stock awards and other stock unit awards. Upon effectiveness, 8,500,000 shares of our common stock, plus the number of shares reserved for issuance under our 2001 stock incentive plan that remain available for grant at such time, were reserved for issuance under the 2007 stock incentive plan. In addition, our 2007 stock incentive plan contains an “evergreen” provision, which provides for an annual increase in the number of shares available for issuance under the plan on the first day of each calendar year from 2008 through 2017. The annual increase in the number of shares will be equal to the lowest of:

•	10,000,000 shares;

•	a number of shares that, when added to the number of shares already reserved under the plan, equals 2.5% of our outstanding shares as of such date; or

•	an amount determined by our board of directors.

Our employees, officers, directors, consultants and advisors are eligible to receive awards under our 2007 stock incentive plan. Incentive stock options may only be granted to our employees. The maximum number of shares of our common stock with respect to which awards may be granted to any participant under the plan is 1,000,000 per calendar year.

In accordance with the terms of the 2007 stock incentive plan, our board of directors has authorized our compensation committee to administer the plan. Our compensation committee selects the recipients of awards and determines:

•	the number of shares of our common stock covered by options and the dates upon which the options become exercisable;

•	the exercise price of options, which may not be less than 100% of fair market value of our common stock on the date of grant;

•	the duration of options, which may not be in excess of ten years;

•	the method of payment of the exercise price; and

•	the number of shares of our common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price.

If our board of directors delegates authority to an executive officer, the executive officer has the power to make awards to all of our employees, except to executive officers. Our board of directors will fix the terms of the awards to be granted by such executive officer, including the exercise price of such awards, and the maximum number of shares subject to awards that such executive officer may make.

Our 2007 stock incentive plan provides for automatic grants of options to non-employee directors as follows:

•	100,000 shares of our common stock, upon the commencement of service on our board of directors; and

•	35,000 shares of our common stock, on the date of each annual meeting of stockholders, provided that the director continues serving as a director after the annual meeting and has served on our board of directors for at least six months prior to the date of the annual meeting.

In addition, pursuant to the 2007 stock incentive plan, on November 8, 2007, we granted an option to each of Mr. Tooman and Mr. Valentino to purchase 100,000 shares of our common stock at an exercise price equal to the fair market value of the common stock as determined by our board of directors on such date. Furthermore, effective on the first day of trading of our common stock on The NASDAQ Global Market, we will grant each of our non-employee directors, other than Mr. Tooman, Mr. Valentino, Ms. Petty and Mr. Classon, an option to purchase 100,000 shares of our common stock at an exercise price equal to the closing sale price of our common stock on such date.

After the closing of this offering, all automatic option grants to directors will have an exercise price equal to the closing sale price of the common stock on The NASDAQ Global Market or the national securities exchange on which the common stock is then traded on the date of grant, or the fair market value of the common stock on such date as determined by our board of directors, if the common stock is not then publicly traded;

Automatic option grants to directors will:

•	with respect to the initial option grant upon commencement of service on our board of directors, vest as to one-third of the shares on the first anniversary of the date of grant, and vest with respect to the remaining shares in approximately equal monthly installments through the third anniversary of the date of grant, and, with respect to each annual option grant, fully vest on the date of grant;

•	provide that no additional vesting will take place after the individual ceases to serve as a director and that our board of directors may provide for accelerated vesting in the case of death, disability or change in control;

•	expire on the earlier of ten years from the date of grant or one year following cessation of service on our board of directors; and

•	contain other terms and conditions as our board of directors determines.

Our board of directors may increase or decrease the number of shares subject to automatic option grants to directors.

If a merger or other reorganization event occurs, our board of directors will provide that all of our outstanding options are to be assumed or substituted by the successor corporation, subject to agreement by the successor corporation. If the merger or reorganization event also constitutes a change in control event, as defined under our 2007 stock incentive plan, the assumed or substituted options will become immediately exercisable in full if on or prior to the first anniversary of the reorganization event an option holder’s employment with us or our successor corporation is terminated by the option holder for good reason or is terminated by us or the successor corporation without cause, each as defined in our 2007 stock incentive plan. In the event the successor corporation does not agree to assume, or substitute for, outstanding options, then our board of directors will provide that all unexercised options will become exercisable in full prior to the completion of the merger or other reorganization event and that these options will terminate immediately prior to the completion of the merger or other reorganization event if not previously exercised. Our board of directors may also provide for a cash out of the value of any outstanding options. In addition, upon the occurrence of a change in control event that does not also constitute a reorganization event under our 2007 stock incentive plan, each option will continue to vest according to its original vesting schedule, except that an option will become immediately exercisable in full if on or prior to the first anniversary of the change in control event an option holder’s employment with us or our successor corporation is terminated by the option holder for good reason or is terminated by us or our successor corporation without cause.

No award may be granted under the 2007 stock incentive plan after November 8, 2017, but the vesting and effectiveness of awards granted before that date may extend beyond that date. Our board of directors may amend, suspend or terminate the 2007 stock incentive plan at any time, except that stockholder approval will be required for any revision that would materially increase the number of shares reserved for issuance, expand the types of awards available under the plan, materially modify plan eligibility requirements, extend the term of the plan or materially modify the method of determining the exercise price of options granted under the plan, or otherwise as required to comply with applicable law or stock market requirements.

As of December 31, 2007, options to purchase 333,500 shares of our common stock at a weighted average exercise price of $0.98 per share and restricted stock units for 1,250,000 shares of our common stock were outstanding under our 2007 stock incentive plan.

401(k) Plan

We maintain a deferred savings retirement plan for our U.S. employees. The deferred savings retirement plan is intended to qualify as a tax-qualified plan under Section 401 of the Internal Revenue Code. Contributions to the deferred savings retirement plan are not taxable to employees until withdrawn from the plan. The deferred savings retirement plan provides that each participant may contribute up to 20% of his or her pre-tax compensation up to a statutory limit, which is $15,500 in 2007. Under the plan, each employee is fully vested in his or her deferred salary contributions. The deferred savings retirement plan also permits us to make additional discretionary contributions, subject to established limits and a vesting schedule.

Limitation of Liability and Indemnification

Our certificate of incorporation that will be in effect upon the closing of this offering limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Our certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for voting or assenting to unlawful payments of dividends or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our certificate of incorporation provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

In addition to the indemnification provided for in our certificate of incorporation, we have entered into separate indemnification agreements with our directors and officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as a director or officer of our company, or to any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and officers.

We maintain a general liability insurance policy that covers specified liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

TRANSACTIONS WITH RELATED PERSONS

Since January 1, 2005, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our voting securities, and affiliates or immediately family members of our directors, executive officers and holders of more than 5% of our voting securities. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

Issuance of Series A-1 Convertible Preferred Stock

In July 2005 and June 2007, we issued an aggregate of 159,457,018 shares of our series A-1 convertible preferred stock at a price per share of $1.2229 for an aggregate purchase price of $195 million.

In connection with our issuance of series A-1 convertible preferred stock in July 2005, all previously outstanding shares of our series A, B, C, W, X, Y and Z convertible preferred stock converted into 49,047,840 shares of our series A-1 convertible preferred stock.

All outstanding shares of our series A-1 convertible preferred stock will automatically convert into an aggregate of 212,380,203 shares of our common stock upon the closing of this offering. The following table sets forth the number of shares of our series A-1 convertible preferred stock purchased by entities affiliated with our directors and our 5% stockholders and their affiliates in July 2005 and June 2007 and the number of shares of our series A-1 convertible preferred stock that we issued to entities affiliated with our directors and to our 5% stockholders and their affiliates upon conversion of our previously outstanding series A, B, C, W, X, Y and Z convertible preferred stock, including shares of our series A-1 convertible preferred stock issued following the exercise of warrants to purchase our series C convertible preferred shares.

		Shares of Series
		A-1 Convertible
		Preferred Stock
		Issued Upon
	Shares of	Conversion of
	Series A-1	Previously
	Convertible	Outstanding
	Preferred Stock	Convertible
Name(1)	Purchased	Preferred Stock

Entities affiliated with Blue Chip(2)	1,642,865	15,427,363
Entities affiliated with MPM Asset Management, LLC(3)	46,801,447	—
Entities affiliated with Apax Partners(4)	50,873,084	—
Entities affiliated with AIG(5)	23,977,423	—
HealthCare Ventures VI, L.P.(6)	7,438,144	15,257,242
Entities affiliated with Essex Woodlands Health Ventures(7)	7,336,749	16,202,636
Perseus-Soros Biopharmaceutical Fund, LP(8)	20,810,596	—

(1)	See “Principal Stockholders” for more information about shares held by these entities.

(2)	Shares of series A-1 convertible preferred stock purchased consist of 1,642,865 shares purchased by Blue Chip Capital Fund IV Limited Partnership. Shares of series A-1 convertible preferred stock issued upon conversion consist of 7,720,252 shares issued to Blue Chip Capital Fund IV Limited Partnership, 988,557 shares issued to Blue Chip Capital Fund II Limited Partnership, 618,975 shares issued to Blue Chip/Union Springs, LLC, 6,070,584 shares issued to Blue Chip Capital Fund III Limited Partnership and 28,995 shares issued to Miami Valley Venture Fund, L.P.

(3)	Shares of series A-1 convertible preferred stock purchased consist of 2,623,221 shares purchased by MPM BioVentures III, L.P., 39,012,051 shares purchased by MPM BioVentures III-QP, L.P., 3,296,694 shares purchased by MPM BioVentures III GmbH & Co. Beteiligungs KG, 1,178,459 shares purchased by MPM BioVentures III Parallel Fund, L.P. and 691,022 shares purchased by MPM Asset Management Investors 2005 BVIII LLC. Dr. Gadicke, a member of our board of directors, is a 10% owner and Series A member of MPM BioVentures III, LLC. Dr. Gadicke is also a member of MPM Asset Management Investors 2005 BVIII LLC. Dr. St. Peter, a member of our board of directors, is a Class B limited partner of MPM BioVentures III, LLC. MPM BioVentures III GP, L.P. and MPM BioVentures III, LLC are the direct and indirect general partners of

MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG and MPM BioVentures III Parallel Fund, L.P.

(4)	Shares of series A-1 convertible preferred stock purchased consist of 13,196,569 shares purchased by Apax Excelsior VI, L.P., 1,077,964 shares purchased by Apax Excelsior VI-A C.V., 718,128 shares purchased by Apax Excelsior VI-B C.V., 450,953 shares purchased by Patricof Private Investment Club III, L.P., 35,386,955 shares purchased by Apax Europe VI-A, L.P. and 42,515 shares purchased by Apax Europe VI-1, L.P. Cathrin Petty, a member of our board of directors, is a member of Apax Partners Worldwide LLP, which is the investment advisor to Apax Partners Europe Managers Ltd., which is the manager of Apax Europe VI-A, L.P. and Apax Europe VI-1, L.P.

(5)	Shares of series A-1 convertible preferred stock purchased consist of 1,438,645 shares purchased by AIG PEP III Direct, L.P., 1,438,645 shares purchased by AIG PEP IV Co-Investment, L.P., 1,634,301 shares purchased by AIG Horizon Partners Fund, L.P., 4,120,280 shares purchased by AIG Horizon Side-by-Side Fund, L.P., 14,386,455 shares purchased by AIG Co-Investment Fund, L.P. and 959,097 shares purchased by AIG Private Equity (Bermuda) Ltd.

(6)	James H. Cavanaugh, Ph.D., a member of our board of directors, is a General Partner of HealthCare Partners, VI L.P., which is the general partner of Healthcare Ventures VI, L.P.

(7)	Shares of series A-1 convertible preferred stock purchased consist of 1,880,775 shares purchased by Essex Woodlands Health Ventures Fund IV, L.P. and 5,455,974 shares purchased by Essex Woodlands Health Ventures Fund V, L.P. Shares of series A-1 convertible preferred stock issued upon conversion consist of 7,668,891 shares issued to Essex Woodlands Health Ventures Fund IV, L.P. and 8,533,744 shares issued to Essex Woodlands Health Ventures Fund V, L.P. James L. Currie, a member of our board of directors, is a Managing Director of Essex Woodlands Health Ventures IV, LLC, which is the general partner of Essex Woodlands Health Ventures Fund IV, L.P. and also a Managing Director of Essex Woodlands Health Ventures V, LLC, which is the general partner of Essex Woodlands Health Ventures Fund V, L.P.

(8)	Dennis Purcell, a member of our board of directors, is a Senior Managing Director of Aisling Capital LLC, a private equity firm that advises the Perseus-Soros Biopharmaceutical Fund, LP.

In October 2006, we sold 400,000 shares of our series A-1 convertible preferred stock to Mr. Nuerge, our former President and Chief Executive Officer, at a price per share of $1.2229 for an aggregate purchase price of $489,160.

2005 Bridge Financing

In May 2005, we issued convertible secured promissory notes with an annual interest rate of 10% to investors in an aggregate principal amount of $4,250,000. In July 2005, these promissory notes converted into an aggregate of 3,475,345 shares of our series A-1 convertible preferred stock in connection with our series A-1 convertible preferred stock financing. We paid the accrued interest in cash upon conversion of these promissory notes. The following table sets forth the principal amount of the promissory notes that we issued to entities affiliated with our directors and to our 5% stockholders and their affiliates and the number of shares of series A-1 convertible preferred stock that each promissory note converted into.

		Number of
		Shares of
		Series A-1
	Aggregate	Convertible
	Principal	Preferred Stock
	Amount of	Issued Upon
Name(1)	Promissory Notes	Conversion

Blue Chip Capital Fund IV Limited Partnership	$1,300,000	1,063,047
Healthcare Ventures VI, L.P.(2)	1,430,000	1,169,351
Entities affiliated with Essex Woodlands Health Ventures(3)	1,470,000	1,202,061

(1)	See “Principal Stockholders” for more information about shares held by these entities.

(2)	James H. Cavanaugh, Ph.D., a member of our board of directors, is a Managing Director of Healthcare Ventures LLC, which is the general partner of Healthcare Ventures VI, L.P.

(3)	Consists of a promissory note issued to Essex Woodlands Health Ventures Fund IV, L.P. in the principal amount of $100,000 and a promissory note issued to Essex Woodlands Health Ventures Fund V, L.P. in the principal amount of $1,370,000. The promissory note issued to Essex Woodlands Health Ventures Fund IV, L.P. converted into 81,773 shares of series A-1 convertible preferred stock. The promissory note issued to Essex Woodlands Health Ventures Fund V, L.P. converted into 1,120,288 shares of series A-1 convertible preferred stock. James L. Currie, a member of our board of directors, is a Managing Director of Essex Woodlands Health Ventures, which is the general partner of Essex Woodlands Health Ventures Fund IV, L.P. and Essex Woodlands Health Ventures Fund V, L.P.

Registration Rights

We are a party to an investor rights agreement with holders of our series A-1 convertible preferred stock and holders of warrants to purchase our common stock, including our 5% stockholders and their affiliates and entities affiliated with our directors. The investor rights agreement provides these holders the right, following the closing of this offering, to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. See “Description of Capital Stock — Registration Rights” for additional information regarding these registration rights.

Indemnification Agreements

Our certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, we have entered into indemnification agreements with our directors and officers. See “Executive Compensation — Limitation of Liability and Indemnification” for additional information regarding these agreements.

Policies and Procedures for Related Person Transactions

In connection with this offering, our board of directors is adopting written policies and procedures for the review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or 5% stockholders, or their immediate family members, each of whom we refer to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to our Chief Compliance Officer. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the audit committee of our board of directors. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of our business;

•	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to us of, the transaction; and

•	any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The committee may approve or ratify the transaction only if the committee determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, our best interests. The committee may impose any conditions on the related person transaction that it deems appropriate.

In addition to the transactions that are excluded by the instructions to the SEC’s related person transaction disclosure rule, our board of directors has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

•	interests arising solely from the related person’s position as an executive officer of another entity (whether or not the person is also a director of such entity), that is a participant in the transaction, where (a) the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, (b) the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction and (c) the amount involved in the transaction equals less than the greater of $200,000 or 5% of the annual gross revenue of the company receiving payment under the transaction; and

•	a transaction that is specifically contemplated by provisions of our charter or by-laws.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the compensation committee in the manner specified in its charter.

We did not have a written policy regarding the review and approval of related person transactions prior to this offering. Nevertheless, with respect to such transactions, it was our policy for the audit committee or another committee of independent directors to consider the nature of and business reason for such transactions, how the terms of such transactions compared to those which might be obtained from unaffiliated third parties and whether such transactions were otherwise fair to and in the best interests of, or not contrary to, our best interests. In addition, all related person transactions required prior approval, or later ratification, by the audit committee or a committee of independent directors. We did not apply these policies to the financing transactions described above in which entities affiliated with our directors and our 5% stockholders and their affiliates participated. However, these interests were fully disclosed to the other members of our board of directors in connection with such financing transactions.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of December 31, 2007 by:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock.

The column entitled “Percentage of Shares Beneficially Owned — Before Offering” is based on a total of 219,580,614 shares of our common stock outstanding as of December 31, 2007, assuming the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 212,380,203 shares of our common stock upon the closing of this offering and the automatic exercise of warrants outstanding as of December 31, 3007 held by affiliates of Silver Point Capital and Bank of America Securities for an aggregate of 3,053,119 shares of our common stock upon the closing of this offering. The column entitled “Percentage of Shares Beneficially Owned — After Offering” is based on           shares of our common stock to be outstanding after this offering, including the           shares of our common stock that we are selling in this offering, but not including any additional shares issuable upon exercise of outstanding options, restricted stock units or warrants.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common stock. Shares of our common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of December 31, 2007 are considered outstanding and beneficially owned by the person holding the options or warrants for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the shares of our common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o Xanodyne Pharmaceuticals, Inc., One Riverfront Place, Newport, Kentucky 41071.

		Percentage of
		Shares
		Beneficially Owned
	Number of Shares	Before	After
Name and Address of Beneficial Owner	Beneficially Owned	Offering	Offering

5% Stockholders:
Entities affiliated with Blue Chip(1)	17,070,228	7.8%
1100 Chiquita Center 250 East 5th Street Cincinnati, Ohio 45202
HealthCare Ventures VI, L.P.(2)	22,695,386	10.3%
44 Nassau Street Princeton, New Jersey 08542
Entities affiliated with Essex Woodlands Health Ventures(3)	23,539,385	10.7%
190 South LaSalle Street Suite 2800 Chicago, Illinois 60603
Entities affiliated with Apax Partners(4)	50,873,084	23.2%
153 E. 53rd Street 53rd Floor New York, New York 10022

		Percentage of
		Shares
		Beneficially Owned
	Number of Shares	Before	After
Name and Address of Beneficial Owner	Beneficially Owned	Offering	Offering

Perseus-Soros Biopharmaceutical Fund, LP(5)	20,810,596	9.5%
888 Seventh Avenue 29th Floor New York, New York 10106
Entities affiliated with AIG(6)	23,977,423	10.9%
277 Park Avenue 43rd Floor New York, New York 10172
Entities affiliated with MPM Capital(7)	46,801,447	21.3%
200 Clarendon Street 54th Floor Boston, Massachusetts 02116
Directors and Executive Officers:
Gregory D. Flexter	—	—
William A. Nuerge(8)	1,095,826	*
Stephen A. Stamp(9)	676,869	*
Michael J. Giuliani	—	—
Barry C. Brandstetter(10)	285,674	*
Daniel W. Docherty(11)	263,278	*
Thomas P. Jennings(12)	557,038	*
Kevin T. Anderson(13)	51,041	*
Rolf A. Classon(14)	312,500	*
James H. Cavanaugh, Ph.D.(15)	22,695,386	10.3%
James L. Currie(16)	23,539,385	10.7%
Ansbert K. Gadicke, M.D.(17)	46,801,447	21.3%
Cathrin Petty(18)	50,873,084	23.2%
Dennis Purcell(19)	20,810,596	9.5%
Steven St. Peter, M.D.(20)	46,801,447	21.3%
Craig A. Tooman	—	—
Michael J. Valentino	—	—
All executive officers and directors as a group (14 persons)(21)	168,034,473	76.5%

*	Represents beneficial ownership of less than one percent of our outstanding common stock.

(1)	Consists of 988,557 shares of series A-1 convertible preferred stock held by Blue Chip Capital Fund II Limited Partnership, 6,070,584 shares of series A-1 convertible preferred stock held by Blue Chip Capital Fund III Limited Partnership, 9,363,117 shares of series A-1 convertible preferred stock held by Blue Chip Capital Fund IV Limited Partnership, 618,975 shares of series A-1 convertible preferred stock held by Blue Chip/Union Springs, LLC and 28,995 shares of series A-1 convertible preferred stock held by Miami Valley Venture Fund, L.P. John C. McIlwraith and Jack Wyant are Managing Directors of Blue Chip Venture Company, Ltd., which is the general partner of Blue Chip Capital Fund II Limited Partnership, Blue Chip Capital Fund III Limited Partnership, Blue Chip Capital Fund IV Limited Partnership and Blue Chip/Union Springs, LLC. Mr. McIlwraith and Mr. Wyant are also Managers of Blue Chip Venture Company of Dayton, Ltd., which is a special limited partner of Miami Valley Venture Fund, L.P. Mr. McIlwraith and Mr. Wyant disclaim beneficial ownership of the shares of series A-1 convertible preferred stock held by the funds managed by Blue Chip, except to the extent of their pecuniary interest therein.

(2)	James H. Cavanaugh, Ph.D., a member of our board of directors, is a Managing Director of HealthCare Partners, VI L.P., which is the general partner of HealthCare Ventures VI, L.P. Dr. Cavanaugh disclaims beneficial ownership of the shares of series A-1 convertible preferred stock held by HealthCare Ventures VI, L.P., except to the extent of his pecuniary interest therein.

(3)	Consists of 7,923,294 shares of series A-1 convertible preferred stock held by Essex Woodlands Health Ventures Fund IV, L.P. and 15,616,091 shares of series A-1 convertible preferred stock held by Essex Woodlands Health Ventures Fund V, L.P. James L. Currie, a member of our board of directors, is a Managing Director of Essex Woodlands Health Ventures IV, LLC, which is the general partner of Essex Woodlands Health Ventures Fund IV, L.P., and a Managing Director of Essex Woodlands Health Ventures V, LLC, which is the general partner of Essex Woodlands Health Ventures Fund V, L.P. Mr. Currie disclaims beneficial ownership of the shares of series A-1 convertible preferred stock held by the funds managed by Essex Woodlands Health Ventures, except to the extent of his pecuniary interest therein.

(4)	Consists of 13,196,569 shares of series A-1 convertible preferred stock held by Apax Excelsior VI, L.P., 1,077,964 shares of series A-1 convertible preferred stock held by Apax Excelsior VI-A C.V., 718,128 shares of series A-1 convertible preferred stock held by Apax Excelsior VI-B C.V., 450,953 shares of series A-1 convertible preferred stock held by Patricof Private Investment Club III, L.P., 35,386,955 shares of series A-1 convertible preferred stock held by Apax Europe VI-A, L.P. and 42,515 shares of series A-1 convertible preferred stock held by Apax Europe VI-1, L.P. Cathrin Petty, a member of our board of directors, is a member of Apax Partners Worldwide LLP, which is the investment adviser to Apax Partners Europe Managers Ltd., which is the manager of Apax Europe VI-A, L.P. and Apax Europe VI-1, L.P. Cathrin Petty disclaims beneficial ownership of the shares of series A-1 convertible preferred stock held by the funds managed by Apax Partners Europe Managers Ltd., except to the extent of her pecuniary interest therein.

(5)	Dennis Purcell, a member of our board of directors, is a Senior Managing Director of Perseus-Soros Biopharmaceutical Fund, LP. Mr. Purcell disclaims beneficial ownership of the shares of series A-1 convertible preferred stock held by Perseus-Soros Biopharmaceutical Fund, LP, except to the extent of his pecuniary interest therein.

(6)	Consists of 1,438,645 shares of series A-1 convertible preferred stock held by AIG PEP III Direct, L.P., 1,438,645 shares of series A-1 convertible preferred stock held by AIG PEP IV Co-Investment, L.P., 1,634,301 shares of series A-1 convertible preferred stock held by AIG Horizon Partners Fund, L.P., 4,120,280 shares of series A-1 convertible preferred stock held by AIG Horizon Side-by-Side Fund, L.P., 14,386,455 shares of series A-1 convertible preferred stock held by AIG Co-Investment Fund, L.P. and 959,097 shares of series A-1 convertible preferred stock held by AIG Private Equity (Bermuda) Ltd.

(7)	Consists of 2,623,221 shares of series A-1 convertible preferred stock held by MPM BioVentures III, L.P., 39,012,051 shares of series A-1 convertible preferred stock held by MPM BioVentures III-QP, L.P., 3,296,694 shares of series A-1 convertible preferred stock held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 1,178,459 shares of series A-1 convertible preferred stock held by MPM BioVentures III Parallel Fund, L.P. and 691,022 shares of series A-1 convertible preferred stock held by MPM Asset Management Investors 2005 BVIII LLC. Dr. Gadicke, a member of our board of directors, is a 10% owner and Series A member of MPM BioVentures III, LLC. Dr. Gadicke is also a member of MPM Asset Management Investors 2005 BVIII LLC. Dr. St. Peter, a member of our board of directors, is a Class B limited partner of MPM BioVentures III, LLC. MPM BioVentures III GP, L.P. and MPM BioVentures III, LLC are the direct and indirect general partners of MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG and MPM BioVentures III Parallel Fund, L.P. Dr. Gadicke and Dr. St. Peter each disclaims beneficial ownership of the shares of series A-1 convertible preferred stock held by the funds managed by MPM Asset Management, LLC, except to the extent of his pecuniary interest therein.

(8)	Includes 947,914 shares of common stock issuable upon the exercise of stock options within 60 days of December 31, 2007.

(9)	Includes 543,748 shares of common stock issuable upon the exercise of stock options within 60 days of December 31, 2007.

(10)	Includes 230,207 shares of common stock issuable upon the exercise of stock options within 60 days of December 31, 2007.

(11)	Includes 207,811 shares of common stock issuable upon the exercise of stock options within 60 days of December 31, 2007.

(12)	Includes 338,749 shares of common stock issuable upon the exercise of stock options within 60 days of December 31, 2007.

(13)	Consists of 51,041 shares of common stock issuable upon the exercise of stock options within 60 days of December 31, 2007.

(14)	Consists of 312,500 shares of common stock issuable upon the exercise of stock options within 60 days of December 31, 2007.

(15)	Dr. Cavanaugh is a Managing Director of HealthCare Partners, VI L.P., which is the general partner of HealthCare Ventures VI, L.P. and may be considered to have beneficial ownership of HealthCare Ventures VI, L.P.’s interest in us. Dr. Cavanaugh disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein. See note 2 above.

(16)	Mr. Currie is a Managing Director of Essex Woodlands Health Ventures IV, LLC, which is the general partner of Essex Woodlands Health Ventures Fund IV, L.P., and a Managing Director of Essex Woodlands Health Ventures V, LLC, which is the general partner of Essex Woodlands Health Ventures Fund V, L.P., and may be considered to have beneficial ownership of the Essex Woodlands Health Ventures funds’ interest in us. Mr. Currie disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein. See note 3 above.

(17)	Dr. Gadicke, a member of our board of directors, is a 10% owner and Series A member of MPM BioVentures III, LLC. MPM BioVentures III, LLC is the general partner of MPM BioVentures III GP, L.P. MPM BioVentures III GP, L.P. and MPM BioVentures III, LLC are the direct and indirect general partners of MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG and MPM BioVentures III Parallel Fund, L.P. Dr. Gadicke may be considered to have beneficial ownership of the MPM funds’ interest in us. Dr. Gadicke is also a member of MPM Asset Management Investors 2005 BV III LLC. Dr. Gadicke disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein. See note 7 above.

(18)	Cathrin Petty is a member of Apax Partners Worldwide LLP, which is the investment adviser to Apax Europe Managers Ltd., which is the manager of Apax Europe VI-A, L.P. and Apax Europe VI-1, L.P., and may be considered to have beneficial ownership of the Apax funds’ interest in us. Cathrin Petty disclaims beneficial ownership of all such shares, except to the extent of her pecuniary interest therein. See note 4 above.

(19)	Mr. Purcell is a Senior Managing Director of Perseus-Soros Biopharmaceutical Fund, LP and may be considered to have beneficial ownership of Perseus-Soros Biopharmaceutical Fund, LP’s interest in us. Mr. Purcell disclaims beneficial ownership of the shares held by Perseus-Soros Biopharmaceutical Fund, LP, except to the extent of his pecuniary interest therein.

(20)	Dr. St. Peter, a member of our board of directors, is a Class B limited partner of MPM BioVentures III, LLC. MPM BioVentures III GP, L.P. and MPM BioVentures III, LLC are the direct and indirect general partners of MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG and MPM BioVentures III Parallel Fund, L.P. Dr. St. Peter may be considered to have beneficial ownership of the MPM funds’ interest in us. Dr. St. Peter disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

(21)	Includes 1,453,849 shares of common stock issuable upon the exercise of stock options within 60 days of December 31, 2007.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our certificate of incorporation and by-laws are summaries and are qualified by reference to the certificate of incorporation and the by-laws that will be in effect upon the closing of this offering. We have filed copies of these documents with the SEC as exhibits to our registration statement of which this prospectus forms a part. The description of the capital stock reflects changes to our capital structure that will occur upon the closing of this offering.

Upon the closing of this offering, our authorized capital stock will consist of           shares of our common stock, par value $0.001 per share, and           shares of our preferred stock, par value $0.001 per share, all of which preferred stock will be undesignated.

As of December 31, 2007, we had issued and outstanding:

•	4,147,292 shares of our common stock outstanding held by 47 stockholders of record;

•	212,380,203 shares of our series A-1 convertible preferred stock that are convertible into an equal number of shares of our common stock; and

As of December 31, 2007, we also had outstanding:

•	options to purchase 13,532,462 shares of our common stock at a weighted average exercise price of $1.09 per share;

•	restricted stock units for 1,250,000 shares of our common stock;

•	warrants to purchase an aggregate of 3,053,119 shares of our common stock at an exercise price of $0.001 per share held by affiliates of Silver Point Capital and Bank of America Securities; and

•	warrants to purchase an aggregate of 35,437 shares of our series A-1 convertible preferred stock at an exercise price of $1.74 per share held by Silicon Valley Bancshares.

Upon the closing of this offering:

•	all of the outstanding shares of our preferred stock will automatically convert into an aggregate of 212,380,203 shares of our common stock;

•	the warrants held by affiliates of Silver Point Capital and Bank of America Securities will be automatically exercised to purchase an aggregate of 3,053,119 shares of our common stock; and

•	the warrants held by Silicon Valley Bancshares become, in accordance with their terms, warrants to purchase an aggregate of 35,437 shares of our common stock.

Upon the closing of this offering and after giving effect to the automatic conversion of our preferred stock into common stock and the automatic exercise of the warrants held by affiliates of Silver Point Capital and Bank of America Securities, warrants held by Silicon Valley Bancshares to purchase an aggregate of 35,437 shares of our common stock at an exercise price of $1.74 per share will remain outstanding.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders is determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Warrants

As of December 31, 2007, we had outstanding warrants to purchase an aggregate of 3,053,119 shares of our common stock at an exercise price of $0.001 per share held by affiliates of Silver Point Capital and Bank of America Securities and warrants to purchase an aggregate of 35,437 shares of our preferred stock at an exercise price of $1.74 per share held by Silicon Valley Bancshares.

Upon the closing of this offering:

•	all of the outstanding shares of our preferred stock will automatically convert into an aggregate of 212,380,203 shares of our common stock;

•	the warrants held by affiliates of Silver Point Capital and Bank of America Securities will be automatically exercised to purchase an aggregate of 3,053,119 shares of our common stock; and

•	the warrants held by Silicon Valley Bancshares become, in accordance with their terms, warrants to purchase an aggregate of 35,437 shares of our common stock.

Upon the closing of this offering, and after giving effect to the automatic conversion of our preferred stock into common stock and the automatic exercise of the warrants held by affiliates of Silver Point Capital and Bank of America Securities, warrants held by Silicon Valley Bancshares to purchase an aggregate of 35,437 shares of our common stock at an exercise price of $1.74 per share will remain outstanding. These warrants provide for adjustments in the event of specified mergers, reorganizations, reclassifications, stock dividends, stock splits or other changes in our corporate structure. These warrants also provide for cashless exercise and expire on April 24, 2008.

Stock Options and Other Equity Awards

As of December 31, 2007, options to purchase 13,532,462 shares of our common stock at a weighted average exercise price of $1.09 per share and restricted stock units for 1,250,000 shares of our common stock were outstanding.

Delaware Anti-takeover Law and Certain Charter and By-Law Provisions

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless either the interested stockholder attained such status with the approval of our board of directors, the business combination is approved by our board of directors and stockholders in a prescribed manner or the interested stockholder acquired at least 85% of our outstanding voting stock in the transaction in which it became an interested stockholder. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. The restrictions contained in Section 203 are not applicable to any of our existing stockholders that will own 15% or more of our outstanding voting stock upon the closing of this offering.

Stockholder Action; Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our certificate of incorporation and our by-laws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation and our by-laws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chairman of the board, our president or chief executive officer or our board of directors. In addition, our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions also could discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting stock, it would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting and not by written consent.

Super-Majority Voting

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our by-laws may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described above.

Registration Rights

We have entered into an investor rights agreement with holders of our convertible preferred stock and holders of warrants to purchase our common stock. Upon the closing of this offering, holders of a total of 216,665,940 shares of our common stock as of December 31, 2007, including shares of our common stock issuable upon exercise of outstanding warrants, will have the right to require us to register these shares under the Securities Act of 1933, as amended, or the Securities Act, under specified circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act.

Demand and Form S-3 Registration Rights

At any time after the closing of this offering, subject to specified limitations, the holders of at least 35% of our common stock having registration rights may demand that we register all or a portion of their registrable shares under the Securities Act. We are not obligated to file a registration statement pursuant to this provision on more than two occasions. In addition, at any time after we become eligible to file a registration statement on Form S-3, any holder that held at least 8,177,284 shares of our series A-1 convertible preferred stock as of June 20, 2007 may demand that we register on Form S-3 all or a portion of the registrable shares held by it. We are not obligated to file a Form S-3 pursuant to this provision on more than three occasions in any 12-month period.

Incidental Registration Rights

If, at any time after the closing of this offering, we propose to register shares of our common stock under the Securities Act, the holders of registrable shares will be entitled to notice of the registration and, subject to specified exceptions, have the right to require us to register all or a portion of the registrable shares then held by them.

In the event that any registration in which the holders of registrable shares participate pursuant to our investor rights agreement is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions.

Expenses

Pursuant to the investor rights agreement, we are required to pay all registration expenses, including the fees and expenses of one counsel to represent the selling stockholders, other than any underwriting discounts and commissions, related to any demand or incidental registration. We are also required to indemnify each participating holder with respect to each registration of registrable shares that is effected.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer and Trust Company.

NASDAQ Global Market

We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “XANO.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options, restricted stock units and warrants or in the public market after this offering, or the anticipation of these sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of equity securities.

Upon the closing of this offering, we will have outstanding           shares of our common stock, after giving effect to the issuance of           shares of our common stock in this offering, the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 212,380,203 shares of our common stock and the issuance of 3,053,119 shares of our common stock upon the automatic exercise of all warrants outstanding as of December 31, 2007 held by affiliates of Silver Point Capital and Bank of America Securities and assuming no exercise by the underwriters of their over-allotment option, no exercise of options or restricted stock units outstanding as of December 31, 2007 and no exercise of the warrants outstanding as of December 31, 2007 held by Silicon Valley Bancshares.

Of the shares to be outstanding immediately after the closing of this offering, the           shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining 219,577,680 shares of our common stock are “restricted securities” under Rule 144. Substantially all of these restricted securities will be subject to the 180-day lock-up period described below.

After the 180-day lock-up period, these restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In general, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Approximately           shares of our common stock that are not subject to the lock-up agreements described below will be eligible for sale immediately upon the closing of this offering.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume in our common stock on The NASDAQ Global Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Upon expiration of the 180-day lock-up period described below,           shares of our common stock will be eligible for sale under Rule 144, including shares eligible for resale immediately upon the closing of this offering as described above. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors, other than our affiliates, who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell these shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period requirements of Rule 144 and without regard to volume limitations or the availability of public information about us. Subject to the 180-day lock-up period described below, approximately 46,249 shares of our common stock will be eligible for sale in accordance with Rule 701.

Lock-up Agreements

We and each of our directors and executive officers and holders of substantially all of our outstanding common stock, who collectively own           shares of our common stock, based on shares outstanding as of December 31, 2007, have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock.

The lock-up restrictions and specified exceptions are described in more detail under “Underwriters.”

Registration Rights

Subject to the lock-up agreements described above, upon the closing of this offering, the holders of an aggregate of 216,665,940 shares of our common stock, including shares of our common stock underlying outstanding warrants, will have the right to require us to register these shares under the Securities Act under specified circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. See “Description of Capital Stock — Registration Rights” for additional information regarding these registration rights.

Stock Options and Other Equity Awards

As of December 31, 2007, we had outstanding options to purchase 13,532,462 shares of our common stock, of which options to purchase 9,239,349 shares were vested. As of December 31, 2007, we also had outstanding restricted stock units for 1,250,000 shares of our common stock, none of which were vested. Following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all of the shares of our common stock subject to outstanding options and options and other awards issuable pursuant to our 2007 stock incentive plan and shares of our common stock subject to outstanding options issued pursuant to our 2001 stock incentive plan and the Integrity 1999 stock incentive plan. See “Executive Compensation — Equity Incentive Plans” for additional information regarding these plans. Accordingly, shares of our common stock registered under the registration statements will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

Warrants

Upon the closing of this offering, and after giving effect to the automatic conversion of our preferred stock into common stock and the automatic exercise of the warrants held by affiliates of Silver Point Capital and Bank of America Securities, warrants to purchase an aggregate of 35,437 shares of our common stock at an exercise price of $1.74 per share by Silicon Valley Bancshares will remain outstanding. Any shares purchased pursuant to the cashless exercise features of these warrants will be freely tradable under Rule 144, subject to the 180-day lock-up period described above.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally the number of shares of common stock indicated in the table below:

Name	Number of Shares

Morgan Stanley & Co. Incorporated
Deutsche Bank Securities Inc.
RBC Capital Markets Corporation
Natixis Bleichroeder Inc.

Total

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of specified legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed  % of the total number of shares of common stock offered by them.

Discount and Commissions

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $   a share under the public offering price. No underwriter may allow, and no dealer may re-allow, any concession to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by Morgan Stanley & Co. Incorporated.

The following table shows the per share and total underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

	No Exercise	Full Exercise

Per share	$	$
Total	$	$

In addition, we estimate that the expenses of this offering payable by us, other than underwriting discounts and commissions, will be approximately $      million.

Over-allotment Option

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of          additional shares of our common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ over-

allotment option is exercised in full, the total price to the public would be $     , and the total proceeds to us would be $      after deducting underwriting discounts and commissions and estimated offering expenses.

No Sales of Similar Securities

We, all of our directors and officers and holders of substantially all of our outstanding stock have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any such transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

These restrictions do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing or that is disclosed in this prospectus;

•	the grant by us of options or the issuance by us of shares of common stock under an employee benefit plan or equity incentive plan described in this prospectus and the issuance by us of shares of common stock upon the exercise of such options, provided that, prior to the grant of any such options that vest within the 180 day restricted period or the issuance of any such shares of common stock during the 180 day restricted period, each recipient of such grant or issuance signs and delivers a lock-up agreement agreeing to be subject to the restrictions on transfer described above;

•	the issuance by us of shares of common stock, or securities convertible into or exercisable or exchangeable for common stock, in connection with any strategic transaction that includes a commercial relationship, including joint ventures, marketing or distribution arrangements, collaboration agreements or intellectual property license agreements, or any acquisition of assets or not less than a majority or controlling portion of the equity of another entity, provided that the aggregate number of shares of common stock in such issuances do not exceed 5% of the number of shares of our common stock issued and outstanding immediately following the closing of this offering and that each recipient of such issuance signs and delivers a lock-up agreement agreeing to be subject to the restrictions on transfer described above;

•	the filing by us of a registration statement on Form S-8 or any successor form thereto;

•	a stockholder’s establishment of a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, provided that such trading plan does not provide for the transfer of common stock during the 180 day restricted period;

•	the exercise of options to purchase shares of common stock granted under a stock incentive plan or stock purchase plan described in this prospectus or the exercise of warrants or other convertible securities to purchase shares of common stock described in this prospectus, provided that the underlying stock continues to be subject to the restrictions on transfer described above;

•	the exercise of options to purchase shares of common stock granted under a stock incentive plan or stock purchase plan described in this prospectus pursuant to an arrangement whereby we withhold shares issuable pursuant to such option in payment of the exercise price, provided that the underlying stock continues to be subject to the restrictions on transfer described above;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering;

•	transfers by any person other than us of shares of common stock or other securities as a bona fide gift or in connection with estate planning or by intestacy; or

•	distributions by any person other than by us of shares of common stock or other securities to limited partners, members or stockholders of such person,

provided that in the case of each of the last four transactions described above, no filing under Section 16(a) of the Exchange Act is required or is voluntarily made in connection with the transaction, and in the case of each of the last two transactions described above, each donee, transferee, or distributee or recipient agrees to be subject to the restrictions on transfer described above.

Price Stabilization and Short Positions

In order to facilitate this offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or by purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for and purchase shares of common stock in the open market. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

Listing on The NASDAQ Global Market

We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “XANO.”

Pricing of the Offering

Prior to this offering, there has been no public market for the shares of our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general; our sales, earnings and other financial operating information in recent periods; and the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Other Relationships

Some of the underwriters or their affiliates may provide investment and commercial banking and financial advisory services to us in the ordinary course of business, for which they may receive customary fees and commissions.

LEGAL MATTERS

The validity of the shares of common stock offered hereby is being passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. Ropes & Gray LLP, Boston, Massachusetts, is acting as counsel for the underwriters in connection with this offering.

EXPERTS

Ernst & Young LLP, our independent registered public accounting firm, has audited our financial statements as of December 31, 2005 and December 31, 2006, and for each of the three years in the period ended December 31, 2006, as set forth in their report included in this prospectus. We have included our financial statements in this prospectus and in the related registration statement in reliance on Ernst & Young’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Each of theses statements is qualified in all respects by this reference.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can request copies of the registration statement by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website. Following this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC.

Xanodyne Pharmaceuticals, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Xanodyne Pharmaceuticals, Inc.

We have audited the accompanying balance sheets of Xanodyne Pharmaceuticals, Inc. (the “Company”) as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Xanodyne Pharmaceuticals, Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 1 to the financial statements, on January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share Based Payment.

/s/ Ernst & Young LLP

Cincinnati, Ohio
November 5, 2007

Xanodyne Pharmaceuticals, Inc.

Balance Sheets

	December 31,		September 30,
	2005	2006	2007
			(unaudited)
	(in thousands, except share and per share amounts)

ASSETS
Current assets:
Cash and cash equivalents	$14,721	$11,733	$31,731
Accounts receivable, net of allowance of $431, $271 and $89 (unaudited), respectively	13,065	6,187	9,266
Inventory	5,592	6,869	4,284
Prepaid expenses and other current assets	6,293	2,139	2,535

Total current assets	39,671	26,928	47,816

Property and equipment, net	608	473	526
Deferred financing costs, net of accumulated amortization of $145, $477 and $791(unaudited), respectively	1,517	1,184	1,574
Intangible assets, net	44,183	34,568	31,583
Goodwill	73,333	73,258	73,258

Total assets	$159,312	$136,411	$154,757

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,923	$6,451	$4,252
Accrued expenses	13,345	16,343	27,892

Total current liabilities	18,268	22,794	32,144

Long-term debt	55,000	55,000	62,863
Stockholders’ equity:
Convertible preferred stock, $.001 par value, 199.7 million, 199.7 million and 219.0 million (unaudited) shares authorized as of Dec 31, 2005 and 2006 and Sept 30, 2007, respectively; 191.5 million, 191.9 million and 212.4 million (unaudited) shares issued and outstanding as of Dec 31, 2005 and 2006 and Sept 30, 2007, respectively; aggregate liquidation preference of $242.4 million, $253.5 million and $274.3 million (unaudited) as of Dec 31, 2005 and 2006 and Sept 30, 2007, respectively	192	192	212
Additional paid-in capital — convertible preferred stock	227,902	228,390	253,370
Common stock, $.001 par value, 218.0 million, 218.0 million and 244.0 million (unaudited) shares authorized as of Dec 31, 2005 and 2006 and Sept 30, 2007, respectively; 3.4 million, 4.1 million and 4.1 million (unaudited) shares issued and outstanding as of Dec 31, 2005 and 2006 and Sept 30, 2007, respectively	3	4	4
Additional paid-in capital — common stock	25,369	25,740	28,257
Accumulated deficit	(167,422)	(195,709)	(222,093)

Total stockholders’ equity	86,044	58,617	59,750

Total liabilities and stockholders’ equity	$159,312	$136,411	$154,757

The Notes to Financial Statements are an integral part of these statements.

Xanodyne Pharmaceuticals, Inc.

Statements of Operations

				For the Nine Months Ended
	For The Years Ended December 31,			September 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
	(in thousands, except per share amounts)

Net sales	$13,730	$52,616	$66,923	$52,579	$55,816
Cost of sales	4,915	10,126	13,532	9,813	10,790

Gross profit	8,815	42,490	53,391	42,766	45,026
Selling, general and administrative expenses	23,289	27,025	39,243	30,006	35,228
Research and development expenses	5,409	8,132	29,561	20,062	29,247
Write-off of in-process research and development	—	120,300	—	—	—
Impairment of intangibles	23,263	6,769	7,782	—	1,622

Loss from operations	(43,146)	(119,736)	(23,195)	(7,302)	(21,071)
Interest income	63	197	884	667	751
Interest expense	(46)	(2,822)	(6,774)	(4,996)	(5,977)
Other income (expense), net	599	(85)	798	806	(17)

Loss before income taxes	(42,530)	(122,446)	(28,287)	(10,825)	(26,314)
Income taxes	—	—	—	—	70

Net loss	(42,530)	(122,446)	(28,287)	(10,825)	(26,384)

Dividend accretion on preferred stock	—	(8,214)	(18,745)	(14,015)	(14,609)
Recapitalization of preferred and common stock	—	23,649	—	—	—

Net loss attributable to common stockholders	$(42,530)	$(107,011)	$(47,032)	$(24,840)	$(40,993)

Net loss per share attributable to common stockholders — basic and diluted	$(16.30)	$(33.35)	$(13.04)	$(7.25)	$(9.90)

Weighted average number of common shares outstanding — basic and diluted	2,610	3,209	3,608	3,428	4,142

The Notes to Financial Statements are an integral part of these statements.

Xanodyne Pharmaceuticals, Inc.

Statements of Changes in Stockholders’ Equity

	Preferred Stock			Common Stock
			Additional			Additional		Total
		Par	Paid-in		Par	Paid-in	Accumulated	Stockholders’
	Shares	Value	Capital	Shares	Value	Capital	Deficit	Equity
	(in thousands)

Balance at January 1, 2004	16,300	$16	$16,283	1,915	$2	$674	$(2,446)	$14,529
Issuance of Series B preferred shares upon conversion of stockholders’ notes payable	2,267	3	5,098	—	—	—	—	5,101
Issuance of preferred shares for acquisition				—	—	—	—	—
Series W preferred shares	4,425	4	9,952					9,956
Series X preferred shares	2,875	3	12,005	—	—	—	—	12,008
Series Y preferred shares	1,912	2	8,982	—	—	—	—	8,984
Series Z preferred shares	5,238	5	11,819	—	—	—	—	11,824
Issuance of 35 Series Z warrants for acquisition	—	—	55	—	—	—	—	55
Issuance of common shares for acquisition	—	—	—	590	1	507	—	508
Issuance of Series C preferred shares	8,000	8	17,270	—	—	—	—	17,278
Issuance of 2.7 million Series C warrants	—	—	2,722	—	—	—	—	2,722
Issuance of common shares for intellectual property	—	—	—	600	1	515	—	516
Exercise of stock options	—	—	—	13	—	14	—	14
Net loss	—	—	—	—	—	—	(42,530)	(42,530)

Balance at December 31, 2004	41,017	41	84,186	3,118	4	1,710	(44,976)	40,965
Exercise of Series C warrants	2,695	3	(3)	—	—	—	—	—
Recapitalization of Series A,B,C,W,X,Y,Z preferred shares and common stock for acquisition	5,336	5	(23,654)	(972)	(1)	23,650	—	—
Conversion of short-term demand notes to Series A-1 preferred shares	3,475	3	4,247	—	—	—	—	4,250
Issuance of Series A-1 preferred shares, net of issuance costs of $6.7 million	139,014	140	163,126	—	—	—	—	163,266
Exercise of exchange rights	—	—	—	1,240	—	—	—	—
Exercise of stock options	—	—	—	9	—	9	—	9
Net loss	—	—	—	—	—	—	(122,446)	(122,446)

Balance at December 31, 2005	191,537	192	227,902	3,395	3	25,369	(167,422)	86,044
Issuance of management incentive common shares	—	—	—	740	1	354	—	355
Issuance of Series A-1 preferred shares	400	—	488	—	—	—	—	488
Stock compensation expense	—	—	—	—	—	10	—	10
Exercise of stock options	—	—	—	7	—	7	—	7
Net loss	—	—	—	—	—	—	(28,287)	(28,287)

Balance at December 31, 2006	191,937	192	228,390	4,142	4	25,740	(195,709)	58,617
Stock compensation expense (unaudited)	—	—	—	—	—	164	—	164
Issuance of Series A-1 preferred shares (unaudited)	20,443	20	24,980	—	—	—	—	25,000
Issuance of 3.1 million common stock warrants for debt facility (unaudited)	—	—	—	—	—	2,351	—	2,351
Exercise of stock options (unaudited)	—	—	—	2	—	2	—	2
Net loss (unaudited)	—	—	—	—	—	—	(26,384)	(26,384)

Balance at September 30, 2007 (unaudited)	212,380	$212	$253,370	4,144	$4	$28,257	$(222,093)	$59,750

The Notes to Financial Statements are an integral part of these statements.

Xanodyne Pharmaceuticals, Inc.

Statements of Cash Flows

				For the Nine Months
	For The Years Ended			Ended
	December 31,			September 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
	(in thousands)

Cash flows from operating activities
Net loss	$(42,530)	$(122,446)	$(28,287)	$(10,825)	$(26,384)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation and amortization of intangibles and debt issuance costs	526	1,392	2,387	1,808	2,163
Stock compensation expense	—	—	365	361	164
(Gain)/loss on sale of property and equipment	(517)	169	94	94	—
(Gain) on sale of intellectual property	—	—	(900)	(900)	—
Write-off of in-process research and development	—	120,300	—	—	—
Impairment of intangibles	23,263	6,769	7,782	—	1,622
Changes in operating assets and liabilities:
Accounts receivable, net	590	(11,773)	6,878	3,875	(3,079)
Inventory	(1,053)	(737)	(1,277)	(1,113)	2,585
Prepaid expenses and other current assets	902	(4,952)	4,154	4,494	(396)
Accounts payable	(353)	1,662	1,528	880	(2,199)
Accrued expenses	(250)	5,741	3,074	2,234	11,549

Net cash provided by (used in) operating activities	(19,422)	(3,875)	(4,202)	908	(13,975)
Cash flows from investing activities
Cash acquired from acquisition	931	—	—	—	—
Cash paid for acquisition	—	(208,178)	—	—	—
Proceeds from sale of intellectual property	—	—	900	900	—
Cash paid for intellectual property	(1,050)	—	—	—	—
Proceeds from sale of property and equipment	621	722	27	27	—
Cash paid for property and equipment	(291)	(181)	(209)	(185)	(233)

Net cash provided by (used in) investing activities	211	(207,637)	718	742	(233)
Cash flows from financing activities
Proceeds from issuance of long-term debt and warrants, net of financing costs	—	53,338	—	—	9,204
Proceeds from issuance of shareholder notes	—	4,250	—	—	—
Proceeds from sale of Series C convertible preferred stock and warrants	20,000	—	—	—	—
Proceeds from sale of Series A-1 convertible preferred stock, net	—	163,266	489	—	25,000
Proceeds from exercise of employee stock options	14	9	7	7	2
Payments on long-term debt	(509)	—	—	—	—

Net cash flows provided by financing activities	19,505	220,863	496	7	34,206

Net increase (decrease) in cash and cash equivalents	294	9,351	(2,988)	1,657	19,998
Cash and cash equivalents, beginning of period	5,076	5,370	14,721	14,721	11,733

Cash and cash equivalents at end of period	$5,370	$14,721	$11,733	$16,378	$31,731

Supplemental disclosure of cash flow information
Cash paid for interest	$141	$2,677	$6,442	$4,690	$5,440

The Notes to Financial Statements are an integral part of these statements.

Xanodyne Pharmaceuticals, Inc.

Notes to Financial Statements

Note 1.	Description of Business and Significant Accounting Policies

Description of Business

Xanodyne Pharmaceuticals, Inc. (the “Company” or “Xanodyne”) is an integrated specialty pharmaceutical company with both development and commercial capabilities focused on women’s healthcare and pain management. The Company markets a portfolio of revenue generating products and is advancing a late stage pipeline of product candidates targeted at significant potential markets in its focus areas.

Significant Risks and Uncertainties

The Company has a short operating history and has not received approval from the U.S. Food and Drug Administration for any drugs that it has developed or is developing. The Company has incurred significant operating losses in each year since inception. The Company does not expect its currently marketed products to generate revenue that is sufficient to achieve profitability and may never generate product revenue that is sufficient to achieve profitability. The Company depends heavily on the success of its most advanced product candidates, particularly Zipsor and XP12B. Failure to obtain regulatory approval for a product candidate will prevent the Company from commercializing the product candidate. It is uncertain whether any of its product candidates under development will become effective treatments. All of the Company’s product candidates, other than Zipsor, are undergoing clinical trials or are in earlier stages of development, and failure is common and can occur at any stage of development. Patent protection is not available for composition of matter claims directed to the active pharmaceutical ingredients of the Company’s current clinical stage product candidates. The commercial success of the Company’s currently marketed products and any additional products that it successfully develops will depend upon the degree of market acceptance by physicians, patients, healthcare payors and others in the medical community.

Unaudited Interim Financial Data

The balance sheet as of September 30, 2007, and the related statements of operations and cash flows for the nine months ended September 30, 2006 and 2007 and the statements of stockholders’ equity for the nine months ended September 30, 2007 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company’s financial position as of September 30, 2007 and the results of its operations and cash flows for the nine months ended September 30, 2006 and 2007. The financial data and other information disclosed in the notes to the financial statements related to the nine month periods are unaudited. The results for the nine months ending September 30, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007 or for any other interim period or for any future year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the results of operations during the reporting periods. Although these estimates are based upon management’s best knowledge of current events and actions, actual results could differ from those estimates.

Cash and Cash Equivalents

All highly liquid investments, with original maturities of three months or less, are considered to be cash equivalents.

Xanodyne Pharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

Fair Value of Financial Instruments

For cash and cash equivalents, accounts receivable and accounts payable, the net carrying value of these items approximates their fair value. A portion of the Company’s term loan proceeds has been allocated to warrants issued as part of the June 2007 refinancing, based on their estimated fair market value on the date of issue. Interest on the Company’s $65 million term loan is based on six month LIBOR plus 6.50%. The fair value of the Company’s term loan is calculated as the present value of cash flows discounted at the Company’s incremental borrowing rate as shown below (in thousands):

	December 31, 2005		December 31, 2006		September 30, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
					(unaudited)	(unaudited)

Term loan	$55,000	$49,800	$55,000	$51,700	$65,000	$61,200

Concentration of Credit Risks

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents and accounts receivable. Generally, amounts invested with financial institutions are in excess of FDIC insurance limits.

The majority of the Company’s sales are to a small number of pharmaceutical wholesale distributors. The Company monitors the creditworthiness of customers to which it grants credit terms and has not experienced significant credit losses. The Company does not normally require collateral or any other security to support credit sales.

The following table sets forth the percentage of total gross sales for the Company’s wholesale customers that accounted for 10% or more of its total net sales in the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)

Customer A	34.3%	33.1%	31.5%	30.7%	34.2%
Customer B	26.6	35.5	38.5	40.0	36.0
Customer C	10.5	14.4	17.0	16.4	17.1

An aggregate of approximately 62% of net sales for the year ended December 31, 2005; 64% of net sales for the year ended December 31, 2006; 62.4% (unaudited) of net sales for the nine months ended September 30, 2006; and 67.4% (unaudited) of net sales for the nine months ended September 30, 2007 were derived from the sale of Darvocet, Duet and Roxicodone. The Company did not sell these products in 2004.

Accounts Receivable

Accounts receivable are stated at invoice amounts net of returns and credits issued. Allowances for doubtful accounts are determined using the specific identification approach, considering factors such as historical collection experience, aging of accounts receivable and other relevant economic factors. The Company writes off accounts receivable balances generally when they exceed 180 days past due or the Company deems them uncollectible.

Inventory

Inventory is stated at the lower of cost, as determined by the first-in, first-out method, or market. Reserves for inventory are recorded for inventory that has become obsolete or expired, inventory that has a cost basis in excess of its expected realizable value and inventory in excess of expected customer demand.

Xanodyne Pharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

Property and Equipment

Property and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets, which range from three to seven years. Maintenance, repairs and minor improvements are expensed as incurred.

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”), long-lived assets such as property and equipment are reviewed for impairment when events or changes in circumstances indicate that their carrying amount exceeds their fair value.

Deferred Financing Costs

Costs incurred in obtaining the Company’s long-term debt are recorded as deferred financing costs. These amounts are amortized using the straight-line method, which approximates the effective interest method, over the terms of the related financing. The amortization of deferred financing costs is included in interest expense in the statements of operations.

Goodwill and Intangible Assets

Intangible assets are comprised primarily of goodwill, product licenses and trademarks and trade names, primarily originating from business combinations accounted for as purchase transactions. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), goodwill and intangible assets with indefinite lives are not amortized but are evaluated at least annually for impairment. Assets are considered to be impaired and are written down to fair value when the carrying amount of the asset exceeds estimated fair value. Fair value is determined by the present value of the expected future cash flows using a discount rate commensurate with the risk involved. Fair value of indefinite-lived intangibles is determined using the relief-from-royalty method. Intangible assets are grouped at the lowest levels for which there are identifiable cash flows for purposes of impairment testing.

Intangible assets with definite lives are amortized on a straight-line basis over the estimated economic lives of the assets, which range from five to fifteen years.

Purchased In-Process Research and Development

Purchased in-process research and development is accounted for in accordance with SFAS No. 2, Accounting for Research and Development Costs, along with Financial Accounting Standards Board (“FASB”), Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method.

Under these standards, the Company is required to determine whether the technology relating to a particular research and development project that it acquires has reached technological feasibility or has an alternative future use. If the Company determines that the technology has not reached feasibility or does not have an alternative future use, it expenses the value of the research and development project. Otherwise, the Company capitalizes the value of the research and development project as an intangible asset and conducts an impairment analysis at least annually.

Revenue Recognition

The Company recognizes revenue from its product sales in accordance with Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition (“SAB 104”), and SFAS No. 48, Revenue Recognition When Right of Return Exists (“SFAS 48”), upon transfer of title, which occurs when product is shipped to its customers.

The Company recognizes revenue from sales of products net of allowances for wholesaler fees, prompt payment discounts, Medicaid and Medicare rebates, chargebacks, administrative fees, sales returns and over-the-counter product promotional fees recorded at the time of shipment.

Xanodyne Pharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

Advertising Costs

The Company expenses the cost of advertising at the time costs are incurred. Advertising expense was approximately $473,000, $290,000 and $454,000 for the years ended December 31, 2004, 2005 and 2006, respectively. Advertising expense was $376,000 (unaudited) and $405,000 (unaudited) for the nine months ended September 30, 2006 and 2007, respectively.

Shipping Costs

Costs incurred by the Company for shipping and handling of products are classified as cost of sales in the statements of operations and totaled approximately $59,000, $62,000 and $89,000 for the years ended December 31, 2004, 2005 and 2006, respectively. Shipping costs totaled $65,000 (unaudited) and $29,000 (unaudited) for the nine months ended September 30, 2006 and 2007, respectively.

Stock Based Compensation

Prior to January 1, 2006, the Company accounted for its stock-based employee compensation plan under the intrinsic value method of accounting as defined by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations. Under APB 25, the Company issued options with exercise prices in excess of the fair value of the common stock. Accordingly, no compensation expense was recorded related to such options.

Effective January 1, 2006, the Company adopted SFAS 123 (revised 2004), Share Based Payments (“SFAS 123R”), using the prospective method. Under this method, the Company has elected to recognize the compensation cost of all share-based awards granted after January 1, 2006 on a straight-line basis over the vesting period of the award. Further, upon the adoption of SFAS 123R, the Company applies an estimated forfeiture rate to unvested awards when calculating stock-based compensation related expenses. The Company estimates the forfeiture rate based on historical experience. The Company uses the Black-Scholes-Merton formula to estimate the calculated value of its share-based payments.

Income Taxes

Income taxes are accounted for using the asset and liability method in accordance with SFAS No. 109, Accounting for Income Taxes (“SFAS 109”). Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted marginal tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established to reduce the deferred tax assets to the amounts expected to be realized.

Other Comprehensive Income

The Company does not have any items of other comprehensive income as defined in SFAS No. 130, Reporting Comprehensive Income.

Recent Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted the provisions of FIN 48 effective January 1, 2007. No material cumulative adjustment to the Company’s accumulated deficit was required upon adoption.

In September 2006, the SEC issued SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 provides guidance on the

Xanodyne Pharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects on each of the Company’s balance sheets and statement of operations and the related financial statement disclosures. SAB 108 was adopted by the Company in the first quarter of 2007.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require or permit assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company effective January 1, 2008. The Company is in the process of evaluating the impact of SFAS 157 on its results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Most of the provisions in SFAS 159 are elective; however, the amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company is in the process of evaluating the impact of SFAS 159 on its results of operations and financial position.

Note 2.	Acquisitions

On February 6, 2004, the Company acquired Integrity Pharmaceutical Corporation (“Integrity”). As consideration for the purchase price, the Company issued an aggregate of 14.5 million shares of Series W, X, Y and Z convertible preferred stock valued at $42.8 million and 590,350 shares of common stock valued at $508,000 and fully vested options to purchase 2.2 million shares of common stock. The Series W, X, Y and Z convertible preferred stock that the Company issued in the Integrity acquisition were valued by reference to an appraised value of the Company after the acquisition of approximately $109 million, or $2.25 per share on an as-converted basis, using income and market approaches. The appraised value of $2.25 per share was applied to the as-converted number of Series W, X, Y and Z convertible preferred stock for a total value of $42.8 million. The common stock that the Company issued in the Integrity acquisition was valued at $0.86 per share, using option pricing methodology. The acquisition was accounted for as a business combination.

The purchase price was allocated as follows (in thousands):

Cash	$931
Accounts receivable and other current assets	2,254
Property and equipment	1,395
Intangible assets	36,700
Goodwill	9,258
Current liabilities	(6,653)
Long-term liabilities	(550)

Total net assets acquired	$43,335

The intangible assets acquired consisted of patents and trademarks, valued at $34.6 million, for various products and pharmaceutical technology which were determined to have indefinite estimated lives and, accordingly, the Company assesses those assets for impairment in accordance with SFAS 142 on an annual basis. The remaining intangible asset acquired consisted of a product license and manufacturing agreement, valued

Xanodyne Pharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

at $2.2 million. The value allocated to the product license and manufacturing agreement is being amortized over an estimated useful life of 15 years.

The Company exchanged shares of its Series W, X, Y and Z convertible preferred stock for shares of Integrity’s Series A, B, C and D convertible preferred stock, respectively, on a one-for-one basis with the same exercise prices. The shares of convertible preferred stock issued were valued at their respective exercise prices. The Company also exchanged shares of its common stock for shares of Integrity’s common stock on a one-for-one basis. The shares of common stock were valued at $0.86 per share, using the option pricing method. The results of operations of Integrity are included in the statements of operations of the Company beginning on February 6, 2004.

During the first quarter of 2004, the Company entered into an agreement with a third party to purchase the licensing rights to a product marketed as Hycet. The Company paid $500,000 in cash plus 200,000 shares of common stock valued at $172,000.

In December 2004, the Company acquired intellectual property consisting of patents, technology and a trade name, related to Protein Express for $250,000 in cash and 400,000 shares of common stock valued at $344,000. The purchase agreement required an additional cash payment of $250,000, which was made in June 2005. The Company also acquired other patent applications and undeveloped technology for which no value was assigned.

On July 25, 2005, the Company acquired certain assets and liabilities of the pharmaceutical segment of AAIPharma Inc. for $208.2 million in cash. The acquisition was accounted for as a purchase business combination. AAIPharma Inc. developed and distributed a number of drugs primarily used for pain relief and had developed technologies which provided the Company with a broader range of products and were expected to provide additional drug development opportunities. The acquisition was financed through the issuance of Series A-1 convertible preferred stock in the amount of $170 million and borrowing of $55 million under a secured term loan.

The purchase price was allocated as follows (in thousands):

Inventory	$2,734
Intangible assets	21,400
Acquired in-process research and development	120,300
Goodwill	64,075
Other liabilities	(331)

Total net assets acquired	$208,178

The intangible assets acquired consisted of trademarks for Darvon, Darvocet, Oramorph and Roxicodone, valued at $15.2 million, and product license, unpatented technology and pharmaceutical product processes and formulas related to a liquid analgesic product candidate, valued at $6.2 million. The intangible assets identified and recorded as part of the purchase have definite useful lives and are being amortized accordingly.

Acquired in-process research and development of $120.3 million represents the estimated fair value of projects that had not yet reached technological feasibility and had no alternative future use. Accordingly, this amount was immediately expensed in the statement of operations on the acquisition date. The value assigned to purchased in-process technology comprises the following projects: XP20B, $82.6 million; Zipsor, $32.7 million; and a product candidate designed to be a generic version of a currently marketed product, $5.0 million. The estimated fair value of these projects was determined using a discounted cash flow model. The discount rates used take into account the stage of completion and the risks surrounding the successful development and commercialization of each of the purchased in-process technology projects that were valued. The fair value allocated to acquired in-process research and development assets represented approximately 58% of the total purchase price as compared with approximately 10% for the intangible assets. The $21.4 million ascribed to intangible assets represents the fair value of the marketed products, including the Darvon, Darvocet, Roxicodone and Oramorph SR brands. None of these products have market exclusivity and most face generic competition. Accordingly, sales of these products were in decline at the time of acquisition and the Company assumed that they would continue to decline in the future. The Company

Xanodyne Pharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

anticipated that both XP20B and Zipsor would have market exclusivity for an extended period of time and, accordingly, would be promoted by the Company’s sales force to physicians, and that both XP20B and Zipsor would be targeted at substantial markets. Based on an assessment of the assets acquired, the Company determined that the majority of the value was associated with development projects that had not reached technical feasibility, specifically XP20B and Zipsor, which coincided with the Company’s expectations of future benefit to be derived from the acquisition.

The $120.3 million allocated to in-process research and development assets was written off at the date of acquisition in accordance with FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method. The amounts allocated to these research and development projects represent the fair value of the acquired in-process research and development which was estimated as the present value of future cash flows attributable to the future production and distribution of these pain relieving technologies and delivery methods.

The inventory and other liabilities assumed were recorded at estimated fair value. The difference between the purchase price and the fair value of the net assets acquired was recognized as goodwill. The results of operations of AAIPharma are included in the statements of operations of the Company beginning on July 25, 2005.

Additionally, the Company agreed to purchase a minimum of $19.5 million of research and development services from AAIPharma Inc. over a three year period ending July 24, 2008. The amount of research and development services provided by AAIPharma is determined by reference to invoiced amounts for time, materials and, in the case of clinical trials, pass through costs of managing clinical trials, for the 12 month period ended July 24. The Company recorded approximately $2.8 million, $11.7 million and $690,000 (unaudited) of research and development expense related to these purchased services in 2005, 2006 and the nine months ended September 30, 2007, respectively. The Company is obligated to purchase $4.3 million (unaudited) in additional services over the period ending July 24, 2008.

Note 3.	Inventory

Inventory consists of the following (in thousands):

	December 31,		September 30,
	2005	2006	2007
			(unaudited)

Raw materials	$387	$303	$226
Work-in-process	972	1,254	753
Finished goods	5,326	6,956	3,671

	6,685	8,513	4,650
Less: reserve	(1,093)	(1,644)	(366)

Inventory, net	$5,592	$6,869	$4,284

Xanodyne Pharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

Note 4.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	December 31,		September 30,
	2005	2006	2007
			(unaudited)

Prepaid product development	$1,494	$352	$1,779
Prepaid insurance	630	474	330
Prepaid samples	110	402	64
Prepaid rent	50	39	39
Escrows from AAIPharma acquisition	2,759	—	—
Other	1,250	872	323

Total prepaid expenses and other current assets	$6,293	$2,139	$2,535

Note 5.	Property and Equipment

Property and equipment consist of the following (in thousands):

	December 31,		September 30,
	2005	2006	2007
			(unaudited)

Computer equipment and software	$501	$567	$755
Plant equipment	201	222	264
Furniture and fixtures	270	133	134
Leasehold improvements	64	76	78

Gross fixed assets	1,036	998	1,231
Less: accumulated depreciation	(428)	(525)	(705)

Property and equipment, net	$608	$473	$526

Depreciation expense was approximately $299,000, $278,000 and $222,000 for the years ended December 31, 2004, 2005 and 2006, respectively, and $167,000 (unaudited) and $180,000 (unaudited) for the nine months ended September 30, 2006 and 2007, respectively.

In 2004, the Company recorded a gain of approximately $539,000 relating to the sale of a parcel of land acquired from Integrity.

Xanodyne Pharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

Note 6.	Intangible Assets and Goodwill

Intangible assets consist of the following (in thousands):

				Weighted-
	December 31,		September 30,	Average
	2005	2006	2007	Life
			(unaudited)

Indefinite-lived intangible assets:
Patents and trademarks:
Amicar	10,700	3,003	3,003	Indefinite
Duet	9,700	9,700	9,700	Indefinite
Stuart Natal	962	962	962	Indefinite
Cough/cold product	42	—	—	Indefinite
Definite-lived intangible assets:
Patents and trademarks:
Darvon/Darvocet	10,700	10,700	10,700	15 years
Oramorph	1,300	1,300	1,300	10 years
Roxicodone	3,200	3,200	3,200	10 years
Darvocet-Suspension	6,200	6,200	6,200	15 years
Licensing and manufacturing
agreements:
Cough/cold product	200	—	—	5 years
Hycet	672	672	672	7 years
Misodel	2,150	2,150	2,150	15 years

Total intangible assets	45,826	37,887	37,887
Accumulated amortization	(1,643)	(3,319)	(6,304)

Net intangible assets	44,183	34,568	31,583

Amortization expense was approximately $227,000, $968,000 and $1.8 million for the years ended December 31, 2004, 2005 and 2006, respectively, and $1.4 million (unaudited) and $1.4 million (unaudited) for the nine months ended September 30, 2006 and 2007, respectively.

Estimated annual amortization expense at December 31, 2006 for each of the five succeeding years is as follows (in thousands):

Amortization
Year ending December 31,	Expense

2007	$1,816
2008	1,816
2009	1,816
2010	1,816
2011	1,760

Xanodyne Pharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

Goodwill consists of the following (in thousands):

Gross
Carrying
Amount

Balance as of January 1, 2005	$9,258
Amounts acquired during 2005	64,075

Balance as of December 31, 2005	73,333
Amounts acquired during 2006	—
Other	(75)

Balance as of December 31, 2006	73,258
Amounts acquired during the nine months ended September 30, 2007 (unaudited)	—

Balance as of September 30, 2007 (unaudited)	$73,258

Goodwill relating to the acquisition of Integrity, of approximately $9.3 million, is not tax deductible. The Company is deducting the goodwill of approximately $64.1 million relating to the acquisition of certain assets and liabilities from AAIPharma for tax purposes over a fifteen year period.

In accordance with SFAS 142, the Company assesses the carrying value of goodwill and intangibles for impairment, at least annually as of October 1. In estimating the fair value of goodwill, management compared the estimated discounted future cash flows to the carrying value of the net assets of the Company. The Company’s assessments to date have indicated that goodwill has not been impaired. The Company reduced a purchase accounting accrual relating to the acquisition of assets from AAIPharma Inc. which led to the decrease of $75,000 to goodwill at December 31, 2006.

In determining whether an intangible asset has an indefinite life, the Company has considered each intangible asset’s useful life to the Company, any legal or economic limitation on the brand, the effects of obsolescence, demand, competition and other economic factors and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. The Company uses trade names and trademarks as the primary basis for its advertising, branding and promotional efforts to sell products in the United States. There are no material legal, regulatory or contractual provisions that limit the useful lives of the Company’s trade names and brand names other than the required renewal and extension of the Company’s trademarks. The Company expects that the products to which the trade names relate will be a part of the Company’s core product offerings indefinitely.

In assessing indefinite-lived intangible assets for impairment, management uses the relief-from-royalty method. The Company recorded an impairment charge of approximately $4.7 million and $7.7 million related to the Amicar® trademark in 2005 and 2006, respectively.

The Company recorded impairment charges of approximately $608,000 and $42,000 related to the trademark for a cough/cold product in 2005 and 2006, respectively, $43,000 related to an exclusivity arrangement for the cough/cold product in 2006, and $5.7 million and $625,000 in 2004 and 2005, respectively related to Stuart Natal trademark. These trademark impairments were related to decreased sales and a shift in Company strategy in funding the promotion of the products during 2005. The Company discontinued sales of the cough/cold product in December 2006.

The Company recorded an impairment charge of $844,000 for the year ended December 31, 2005 related to the Protein Express trademark, bringing the balance to zero. In 2005, the Company discontinued development of the product candidates and related technology acquired from Protein Express.

On May 9, 2006, the Company sold its rights to the Abbreviated New Drug Application (“ANDA”) for a vitamin D analog product for $900,000 in cash. The Company had no sales from this product and it had a net book

Xanodyne Pharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

value of zero at the time of the sale. This resulted in a gain on the sale of the drug, classified in other income in the Statements of Operations.

The Company recorded an impairment charge of $1.6 million (unaudited) for the nine months ended September 30, 2007 related to the Misodel license. The Company discontinued development of Misodel in September 2007 after the product candidate failed to achieve the primary efficacy endpoint in a Phase 3 clinical trial.

In February 2004, the Company acquired certain patents, technology, and trademarks for a product for irritative voiding from Integrity Pharmaceutical Corporation with a value of approximately $17.6 million at the time of the acquisition. During 2004, the Company adjusted its market strategy and determined that the Company would cease manufacturing and supply of this product. As a result, the value of the trademark, $17.6 million, was written-off as an impairment charge in 2004. In 2005, the Company distributed the remaining inventory on hand and satisfied the outstanding customer commitments and subsequently shut down the facility used to manufacture this product. On June 16, 2006, the Company assigned the rights of a trademark for this product in return for a 10% royalty on future sales. The agreement is for seven years commencing at the time of the first commercial sale.

Note 7.	Accrued Expenses

Accrued expenses are comprised of the following (in thousands):

	December 31,		September 30,
	2005	2006	2007
			(unaudited)

Accrued product development	$285	$1,551	$8,872
Accrued sales allowances	5,486	3,409	4,266
Accrued sales returns	1,918	4,983	3,683
Accrued employee compensation	2,100	1,469	2,566
Accrued franchise and income taxes	95	22	379
Accrued professional fees	126	1,015	1,264
Accrued royalties	648	613	676
Accrued rent	236	982	1,574
Accrued other	2,451	2,299	4,612

Total accrued expenses	$13,345	$16,343	$27,892

Note 8.	Leasing Arrangements

The Company has operating leases that cover its administrative facilities, vehicle fleets and certain operating equipment. In most cases, the Company expects that these leases will be renewed, or replaced by other operating leases, in the normal course of business.

Xanodyne Pharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

The following is a schedule of future minimum rental payments required under operating leases that have initial or remaining noncancellable terms in excess of one year as of December 31, 2006 (in thousands):

Lease Payments

Lease
Year ending December 31,	Payments

2007	$859
2008	729
2009	1,781
2010	1,834
2011	1,889

Total lease payments	$7,092

Total rent expense under operating leases for the years ended December 31, 2004, 2005 and 2006 was approximately $500,000, $732,000 and $1.3 million, respectively, and $987,000 (unaudited) and $944,000 (unaudited) for the nine months ended September 30, 2006 and 2007, respectively.

Note 9.	Debt

Total debt outstanding consists of the following (in thousands):

	December 31,		September 30,
	2005	2006	2007
			(unaudited)

Revolving line of credit	$—	$—	$—

Term loan	$55,000	$55,000	$65,000
Debt discount	—	—	(2,137)

Term loan, net	$55,000	$55,000	$62,863

Long-Term Debt

On July 25, 2005, the Company entered into a financing agreement that included a $55 million term loan and a $15 million revolving line of credit. In connection with this financing, the Company recorded $1.7 million of debt issuance costs, which are being amortized over the term of the loan. The term loan and the revolving line of credit are secured by all of the assets of the Company.

On June 20, 2007, the Company entered into an amendment to its financing agreement that increased its term loan by $10 million to $65 million and availability under its revolving line of credit by $15 million to $30 million. Any outstanding principal under the amended financing agreement is due upon maturity on July 25, 2010. The Company can borrow under the revolving line of credit through maturity. The mandatory and voluntary prepayment of the outstanding principal amount of loans under the financing agreement is subject to a prepayment penalty of 2.00% of the prepayment amount through June 2009 and 1.00% of the prepayment amount from June 2009 through June 2010, as well as a make whole interest payment through December 2008. Interest on the new $65 million term loan and amounts outstanding under the new $30 million revolving line of credit is payable monthly and accrues at an annual rate equal to LIBOR plus 6.50% or the prime rate plus 5.00%. The Company also is required to pay a fee on a monthly basis equal to 0.15% of the difference between the committed amount and the amount outstanding under the revolving line of credit.

Xanodyne Pharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

As of September 30, 2007, no pre-payments have been made on the principal of the loan. On June 20, 2007, the Company recorded approximately $703,000 of debt issuance costs, which is being amortized over the remaining term of the loan.

As part of the amended financing agreement, the Company issued to the lenders warrants to purchase 3.1 million shares of common stock and agreed to issue warrants to purchase additional shares of common stock if the Company borrows $10 million or more under the revolving line of credit. For each $10 million of borrowing under the revolving line of credit up to a total of $30 million, the Company is required to issue warrants to purchase 459,116, 688,673 and 918,231 shares of common stock, respectively. If the Company borrows the full amount available under the revolving line of credit, the Company would be required to issue warrants to purchase an aggregate of 2.1 million additional shares of common stock. All of these warrants have an exercise price of $0.001 per share and are subject to mandatory exercise upon an initial public offering of the Company’s common stock. If the Company has not consummated a qualified initial public offering, these warrants expire on the earlier of June 20, 2012, a sale of substantially all of the assets of the Company or the consolidation or merger of the Company.

A portion of the financing proceeds, approximately $2.4 million has been allocated to the warrants, based on their estimated fair market value on the date of issue. The difference between the carrying value of the term loan and the total $65 million of principal due has been accounted for as debt discount on the date of issue. The debt discount is being amortized over the term of the loan and is recognized in the statement of operations as additional interest expense.

The Company is subject to certain financial covenants under the financing agreement. As of September 30, 2007, the Company is in compliance with these requirements (unaudited).

Note 10.	Equity

As of December 31, 2005 and 2006 and September 30, 2007 (unaudited), the Company had two authorized classes of capital stock: common stock, $0.001 par value per share, and Series A-1 convertible preferred stock, $0.001 par value per share. The Company also has outstanding warrants to purchase shares of Series A-1 preferred stock and warrants to purchase shares of common stock.

  Series A-1 Convertible Preferred Stock

The holders of the convertible preferred stock may convert their shares at any time, without cost, into the number of shares of common stock determined by dividing the Series A-1 original issue price of $1.229 by the conversion price in effect at the time of conversion as specified in the Company’s certificate of incorporation. The initial conversion price of the Series A-1 convertible preferred stock of $1.2229 is subject to adjustment for specified events, including the issuance of additional shares of common stock for consideration per share less than the Series A-1 conversion price then in effect, stock splits or combinations, distributions of dividends to common stockholders in the form of cash or additional securities or the merger or reorganization of the Company. The conversion price would be adjusted for the proportional dilutive effect of any of the above events. As of September 30, 2007, each share of convertible preferred stock was convertible into one share of common stock.

Upon the written consent of holders of 60% of the then outstanding shares of Series A-1 convertible preferred stock or the closing of an underwritten public offering of the Company’s common stock pursuant to the terms of the Company’s certificate of incorporation, all outstanding shares of Series A-1 convertible preferred stock automatically convert into shares of common stock.

The holders of the convertible preferred stock may vote on all matters submitted to a vote of stockholders. The holder is entitled to the number of votes equal to the number of shares of common stock into which the shares of Series A-1 convertible preferred stock held by such holder are then convertible.

Xanodyne Pharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

The holders of the convertible preferred stock are also entitled to receive, out of funds legally available therefor, annual dividends of 8% of the original issue price. If such dividends were declared and funds were available, the Company would have owed approximately $8.2 million, $27.0 million and $41.6 million (unaudited) in cumulative preferred dividends as of December 31, 2005 and 2006 and September 30, 2007, respectively.

Upon any liquidation, dissolution or winding up of the Company, the holders of shares of Series A-1 convertible preferred stock would be entitled to a liquidation preference over all other classes of stock equal to the greater of the Series A-1 original issue price of $1.2229 per share plus any unpaid dividends or such amount as would have been payable had each share of Series A-1 convertible preferred stock converted into common stock immediately prior to the liquidation event.

Because the Series A-1 convertible preferred stock is not redeemable, subject to conversion, it has unlimited life.

  Warrants

     Series A-1 Warrants

The holders of warrants to purchase Series A-1 convertible preferred stock may exercise the warrants at any time at a per share price of $1.74. In lieu of exercising the warrants for cash, the holder may convert the warrants into the number of shares of Series A-1 convertible preferred stock determined by dividing the aggregate fair market value of the shares minus the aggregate exercise price of such shares by the fair market value of one share.

The exercise price, the number of shares of preferred stock issuable upon exercise of the warrants and the number of shares of common stock issuable upon conversion of the preferred stock are subject to adjustment for specified events, including the issuance of additional shares of stock, stock splits or combinations or distributions of dividends. The exercise price and number of shares issuable would be adjusted for the proportional dilutive effect of any of the above events.

In the event of an acquisition of the Company in which the sole consideration is cash or the sale of substantially all of the Company’s assets to an unrelated third party, the warrants expire upon consummation of the transaction if not previously exercised. Upon the closing of any other acquisition, the warrants provide that the successor entity shall assume the obligations under the warrants. Notwithstanding any of the foregoing events, the Series A-1 warrants expire on April 24, 2008. If the fair market value of the Series A-1 convertible preferred stock is greater than the exercise price, then the Series A-1 warrants are deemed automatically exercised.

     Common Stock Warrants

The holders of warrants to purchase common stock may exercise the warrants at any time at a per share price of $0.001.

The warrants are deemed automatically exercised upon an initial public offering of the Company’s common stock. If the Company has not yet consummated a qualified initial public offering, these warrants expire on the earlier of June 20, 2012, a sale of substantially all of the assets of the Company or the consolidation or merger of the Company.

  Prior Issuances

The Company was incorporated on May 20, 2000 and issued 880,000 shares of Series A convertible preferred stock, $0.001 par value per share, for an aggregate purchase price of $880,000. From 2001 through 2003, the Company issued an additional 15.4 million shares of Series A convertible preferred stock, 1.9 million shares of common stock and rights to exchange intellectual property rights for 1.8 million shares of common stock.

Xanodyne Pharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

In February 2004, the Company acquired Integrity Pharmaceutical Corporation. As partial consideration for the purchase price, the Company issued an aggregate of 14.5 million shares of Series W, X, Y and Z convertible preferred stock in exchange for Integrity’s Series A, B, C and D convertible preferred stock, each with a par value of $0.001 per share, and 590,350 shares of common stock. The Company also issued warrants to purchase 35,715 shares of the Company’s Series Z convertible preferred stock to replace warrants with the same terms and conditions previously issued by Integrity to purchase Integrity’s Series D convertible preferred stock. In February 2004, the Company also converted $5.1 million of subordinated convertible promissory notes into 2.3 million shares of Series B convertible preferred stock, par value $0.001 per share.

In May 2004, the Company issued 8.0 million shares of Series C convertible preferred stock, par value of $0.001 per share, along with warrants to purchase 2.7 million shares of Series C convertible preferred stock at an exercise price of $0.001 for an aggregate purchase price of $20 million. The Company also issued 600,000 shares of common stock during December 2004 for the acquisition of intellectual property.

In July 2005, the Company acquired certain pharmaceutical assets of AAIPharma Inc. The acquisition was partially financed through the issuance of 139.0 million shares of Series A-1 convertible preferred stock. At the same time, the Series C warrants were exercised for 2.7 million shares of Series C convertible preferred stock. Immediately thereafter, the shares of Series A, B, C, W, X, Y and Z convertible preferred stock issued and outstanding prior to the acquisition were recapitalized into 49.1 million shares of Series A-1 convertible preferred stock at no cash cost to the stockholders. The warrants to purchase 35,715 shares of Series Z convertible preferred stock were exchanged for warrants to purchase 35,437 shares of Series A-1 convertible preferred stock. The 3.1 million shares of common stock outstanding prior to the acquisition were recapitalized into 2.1 million shares of common stock.

Xanodyne Pharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

The effect of the recapitalization on the Series A, B, C, W, X, Y and Z convertible preferred stock, the Series Z warrants and the common stock is illustrated in the table below (in thousands):

								Net
	Prior to Recapitalization			Post Recapitalization			Net	Effect on
			Additional			Additional	Effect on	Additional
	Number of	Par	Paid-in	Number of	Par	Paid-in	Par	Paid-in
	Shares	Value	Capital	Shares	Value	Capital	Value	Capital

Series A Preferred Stock	16,300,000	$16	$16,283	—	$—	$—
Series B Preferred Stock	2,266,667	3	5,098	—	—	—
Series C Preferred Stock	10,695,188	11	19,989	—	—	—
Series W Preferred Stock	4,425,000	4	9,952	—	—	—
Series X Preferred Stock	2,875,000	3	12,005	—	—	—
Series Y Preferred Stock	1,912,000	2	8,982	—	—	—
Series Z Preferred Stock	5,237,991	5	11,819	—	—	—
Series Z Warrants	—	—	55	—	—	14
Series A-1 Preferred Stock	—	—	—	49,047,840	49	60,515

Total Preferred Stock	43,711,846	$44	$84,183	49,047,840	$49	$60,529	$5	$(23,654)

Common Stock	3,121,975	$3	$1,714	2,149,960	$2	$25,364	$(1)	$23,650

The recapitalization resulted in an increased number of shares of convertible preferred stock at a new value of $1.2229 per share. It also resulted in a lower number of shares of common stock at a value of $0.60 per share. The net effect of the recapitalization on par value was to increase the par value of the convertible preferred stock by $5,000 and to reduce the par value of the common stock by $1,000. The net effect of the recapitalization on convertible preferred stock additional paid-in capital was to reduce it by $24.2 million, offset by a transfer in value from common stock of $583,000. The net effect of the recapitalization on common stock additional paid-in capital was to reduce it by $583,000, offset by a transfer in value from convertible preferred stock of $24.2 million.

In addition, 3.5 million shares of Series A-1 convertible preferred stock were issued upon conversion of short-term promissory notes issued to investors in 2005. Also in July 2005, exchange rights, originally granted in 2003, were exercised for 1.2 million shares of common stock in exchange for intellectual property.

In March 2006, the board of directors granted 740,000 shares of common stock to employees. In September 2006, the Company issued 400,000 shares of Series A-1 convertible preferred stock to an executive for $489,000 in cash.

In June 2007, the Company issued 20.4 million shares of Series A-1 convertible preferred stock for an aggregate purchase price of $25.0 million.

Xanodyne Pharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

Note 11.	Stock-Based Compensation

2001 Stock Option Incentive Plan

In 2001, the board of directors adopted and approved the 2001 Stock Incentive Plan (the “Plan”), which was amended and restated, and approved by the Company’s stockholders, on July 25, 2005 and June 20, 2007. The Plan provides for the grant of nonqualified or non-statutory stock options and incentive stock options pursuant to Section 422 of the Internal Revenue Code of 1986. Any employee, non-executive director and consultant who has been recommended by the compensation committee and approved by the board is eligible to participate in the Plan. The Plan provides that the maximum number of shares of common stock that may be issued or transferred or exercised pursuant to incentive awards under the Plan, including the number of shares of common stock of the Company that may be issued or transferred or exercised pursuant to incentive stock options, shall not exceed the lesser of 14.5 million shares or 30% of the then outstanding securities of the Company, on an as-converted basis.

Vesting is generally over a four year period, with 25% of the option shares becoming exercisable on the one year anniversary of the grant date and the remaining shares becoming exercisable in equal 1/36 increments on the first day of each consecutive month beginning after the one year anniversary of the grant date. The board of directors may approve a vesting period that is shorter than set forth above. Stock options have a ten-year life from the date of issuance.

Unless previously terminated, the Plan will terminate on June 20, 2017.

Stock Based Compensation Under SFAS 123R

Prior to January 1, 2006, the Company accounted for its stock-based compensation plan under the intrinsic value method of accounting as defined by APB 25. Under APB 25, the Company issued options with exercise prices in excess of the fair value of common stock. Accordingly, no compensation expense was recorded related to such options.

Effective January 1, 2006, the Company adopted SFAS 123R, using the prospective method. Under this method, the Company has elected to recognize the compensation expense of all share-based awards granted after January 1, 2006 on a straight-line basis over the vesting period of the award. Upon adoption, beginning January 1, 2006, the Company applies an estimated forfeiture rate to unvested awards when calculating stock-based compensation related expenses. The Company estimates the forfeiture rate based on historical experience.

The Company estimates the value of its stock options using the calculated value on the grant date. The Company measures compensation expense of stock options based on the calculated value instead of fair value because it is not practical to estimate the volatility of its share price. The Company does not maintain an internal market for its shares, and its shares are rarely traded privately. The calculated value method requires that the volatility assumption used in an option-pricing model be based on the historical volatility of an appropriate industry sector index.

The Company uses the Black-Scholes-Merton formula to estimate the calculated value of its share-based payments, which utilizes assumptions regarding the fair value of the Company’s common stock, expected stock price volatility over the expected term of the awards, the risk-free interest rate and the dividend yield on the Company’s common stock. The volatility assumption used in the formula is based on the volatility of the Dow Jones Small Cap Pharmaceutical Index. The Company calculates the historical volatility of that index using the quarterly closing total returns for that index over the past ten years. The expected term of stock options granted represents the period of time that the Company expects stock options to be outstanding. Because the Company does not have extensive historical experience of stock option exercises, the Company assumed the full ten year term of the stock option as the expected term . The risk-free interest rate that the Company uses in the option valuation model is based on U.S. treasury instruments with remaining terms similar to the expected term of the stock options. The expected dividend yield is based on the current yield on the Company’s common stock, which is zero.

Xanodyne Pharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

The calculated value of stock options was estimated at the grant date using the following assumptions:

	For The Years Ended			For the Nine Months Ended
	December 31,			September 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)

Expected volatility	0%	0%	32%	32%	32%
Risk-free interest rate	3.3%	3.5%	5.0%	5.0%	4.8%
Expected dividend yield	0%	0%	0%	0%	0%
Expected term of options (in years)	10	10	10	10	10
Weighted average calculated value per option	$—	$—	$0.15	$0.15	$0.35

During the years ended December 31, 2004 and 2005, the exercise price of all stock options granted were in excess of the fair value of the common stock at the grant date. In accordance with APB 25, no compensation expense was incurred.

The Company recorded stock-based compensation expense in the statements of operations for the year ended December 31, 2006 and the nine months ended September 30, 2006 and 2007 as follows (in thousands):

	For The Year Ended	For the Nine Months Ended
	December 31,	September 30,
	2006	2006	2007
		(unaudited)	(unaudited)

Selling, general and administrative expenses:
Stock award	$285	$285	$—
Stock options	4	2	145
Research and development expenses:
Stock award	70	70	—
Stock options	6	4	19

Total stock based compensation expense	$365	$361	$164

In March 2006, the board of directors granted 739,560 shares of common stock to certain employees for which the Company recognized $355,000 in compensation expense.

As of September 30, 2007, there was approximately $1.5 million (unaudited) of total unrecognized compensation cost related to stock options granted to the Company’s employees, which is expected to be recognized over a remaining weighted-average period of approximately 3.8 years (unaudited).

Xanodyne Pharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

Certain information regarding stock option grants during the 12 months prior to September 30, 2007 is as follows:

			Fair Value of	Black-Scholes
	Number of		Common	Calculated
	Stock Options	Exercise Price	Stock at	Value per
Grant Date	Granted	per Share	Grant Date	Share
September 2006	198,500	$0.98	$0.48	$0.15
December 2006	76,000	0.98	0.48	0.15
February 2007 (unaudited)	250,000	0.98	0.77	0.35
March 2007 (unaudited)	476,000	0.98	0.77	0.35
April 2007 (unaudited)	76,000	0.98	0.77	0.35
May 2007 (unaudited)	800,000	0.98	0.77	0.35
June 2007 (unaudited)	95,750	0.98	0.77	0.36
July 2007 (unaudited)	1,750,000	0.98	0.77	0.36
September 2007 (unaudited)	2,048,500	0.98	0.77	0.34

The following is a summary of the Plan stock option activity for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2007 (in thousands, except exercise price):

		Weighted
		Average
	Shares	Exercise Price

Options outstanding at January 1, 2004	2,310	$1.00
Options granted	5,561	1.94
Options exercised	(13)	1.07
Options cancelled or forfeited	(644)	1.63

Options outstanding at December 31, 2004	7,214	1.68
Options exercisable at December 31, 2004	3,088	1.65
Options granted	6,472	1.00
Options exercised	(9)	1.02
Options forfeited	(3,776)	1.84

Options outstanding at December 31, 2005	9,901	1.18
Options exercisable at December 31, 2005	4,588	1.40
Options granted	649	0.98
Options exercised	(7)	1.09
Options forfeited	(1,536)	1.05

Options outstanding at December 31, 2006	9,007	1.18
Options exercisable at December 31, 2006	5,600	1.31
Options granted (unaudited)	5,496	0.98
Options exercised (unaudited)	(2)	0.98
Options forfeited (unaudited)	(1,189)	1.22

Options outstanding at September 30, 2007 (unaudited)	13,312	1.10

Options exercisable at September 30, 2007 (unaudited)	6,620	$1.21

In 2005, the Company cancelled 1.4 million and 2.0 million outstanding stock options with an exercise price of $1.80 and $2.00, respectively, and reissued 3.4 million stock options with an exercise price of $0.98 to reflect the

Xanodyne Pharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

reduction in the Company’s valuation implied by the pricing of the Series A-1 convertible preferred stock and the re-capitalization of the prior series of convertible preferred stock in July 2005. The reduced exercise price of $0.98 was above the fair value of the common stock; therefore no compensation expense was recorded.

The options exercised during the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007 were all exercised at a price that exceeded the fair value of the common stock purchased. Accordingly, there was no intrinsic value relating to the options exercised during those periods.

The following is a summary of the activity for the Plan non-vested stock options for the nine months ended September 30, 2007 (in thousands, except exercise price):

		Weighted
		Average
		Grant Date
	Shares	Fair Value

Non-vested options outstanding at December 31, 2006	3,407	$0.03
Non-vested options granted (unaudited)	5,496	0.35
Options vested (unaudited)	(1,374)	0.08
Non-vested options forfeited (unaudited)	(837)	0.01

Non-vested options outstanding at September 30, 2007 (unaudited)	6,692	$0.28

The total fair value of options vested was $0 for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006. The total fair value of options vested was $113,000 for the nine months ended September 30, 2007.

The following is a summary of the Plan stock options outstanding and exercisable as of September 30, 2007 (in thousands, except exercise price and remaining life data):

Options Outstanding			Options Exercisable
		Weighted		Weighted
	Number	Average	Number	Average
	Outstanding at	Remaining	Exercisable at	Remaining
Exercise	September 30,	Contractual Life	September 30,	Contractual Life
Prices	2007	(in years)	2007	(in years)

$0.98	10,022	9.01	3,346	1.31
1.00	2,146	4.66	2,130	0.79
1.22	655	5.97	655	2.26
2.00	77	2.36	77	1.48
4.00	348	3.70	348	0.73
4.50	64	4.58	64	1.28

$0.98 - $4.50	13,312	7.96	6,620	6.46

Note 12.	401(k) Employee Benefit Plan

Effective May 29, 2001, the Company established the Xanodyne Pharmaceuticals 401(k) Plan for all eligible employees. Employees can elect to defer up to 25% of their compensation on a pretax basis, subject to maximum limits as set forth by the Internal Revenue Service. The Company may, but is not required to, provide matching contributions to be determined each year by the board of directors. All employee contributions are 100% vested. Employer contributions, if any, vest over a three-year period beginning with the employee’s full-time date of hire. The Company made no matching contributions during 2004, 2005, 2006 or the nine months ended September 30, 2007 (unaudited).

Xanodyne Pharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

Note 13.	Income Taxes

Deferred income taxes reflect the tax effects of net operating loss carryforwards and the net temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax assets and liabilities for the years ended December 31, 2005 and 2006 are as follows (in thousands):

Deferred Tax Assets and Liabilities

	December 31,
	2005	2006

Deferred tax liabilities:
Intangible assets	$—	$—
Property and equipment	(108)	(4)

Total deferred tax liability	(108)	(4)
Deferred tax assets:
Intangible assets	43,611	39,985
Net operating loss carryforward	16,470	28,646
Returns allowances	729	1,833
Allowance for doubtful accounts	164	100
Stock compensation expense	—	99
Allowance of obsolescence	415	605
Carryforward of tax credits	17	1,423
Other deductible temporary differences	884	1,123

Total deferred assets	62,290	73,814
Valuation allowance for deferred tax asset	62,182	73,810

Net deferred taxes	$—	$—

Realization of the deferred tax assets is dependent upon the generation of future taxable income, if any, the amount and timing of which are uncertain. Based on available objective evidence, management believes it more likely than not that the Company’s deferred tax assets are not recognizable. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance.

The net income tax provision (benefit) for the years ended December 31, 2005 and 2006 is summarized as follows (in thousands):

	For The Years Ended December 31,
	2005	2006

Current:
Federal	$—	$—
State	—	—
Deferred:
Federal benefit	42,486	9,847
State	4,918	1,781

	47,404	11,628
Valuation allowance	(47,404)	(11,628)

Total income tax provision	$—	$—

Xanodyne Pharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

A reconciliation of the difference between the federal statutory rate and the effective income tax rate as a percentage of income before taxes for the years ended December 31, 2005 and 2006 is as follows:

	For The Years Ended December 31,
	2005	2006

Federal statutory rate	34.0%	34.0%
State income taxes, net of federal benefit	4.0%	2.8%
Change in valuation allowance	(38.7)%	(41.1)%
Other	0.7%	4.3%

Effective income tax rate	0.0%	0.0%

The Company had approximately $81.2 million of net operating loss carryforwards that expire beginning in 2019 through 2026. Utilization of a portion of the net operating loss carryforwards, approximately $51.0 million, is limited for federal income tax purposes pursuant to annual utilization limitations provided under the provisions of Section 382 of the Internal Revenue Code.

Effective January 1, 2007, the Company adopted FIN 48, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The effect of adoption did not have a material impact on retained earnings, but impacted the accrual for uncertain tax positions by approximately $66,000 (unaudited). As of adoption, the total amount of unrecognized tax benefits for uncertain tax positions, including positions affecting only the timing of tax benefits, was approximately $66,000 (unaudited). The Company does not presently anticipate that the unrecognized tax benefits will significantly increase or decrease within the next 12 months; however, actual developments in this area could differ form those currently expected.

To the extent interest and penalties would be assessed by taxing authorities on any underpayment of income tax, such amounts have been accrued and classified as a component of income tax expense in the Company’s statements of operations. This accounting policy election is a continuation of the Company’s historical policy. As of September 30, 2007, the amount of accrued interest and penalties included on the Company’s balance sheets was $8,000 (unaudited).

The effective income tax rate was 0.3% (unaudited) for the nine months ended September 30, 2007 and 0% (unaudited) for the nine months ended September 30, 2006. The de minimus (unaudited) rate is due to a full valuation allowance on the Company’s deferred tax assets.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. With few exceptions, the Company is no longer subject to examination by tax authorities for the years before 2002.

Note 14.	Earnings Per Share

Basic and diluted loss per common share is computed using the average number of shares of common stock outstanding during the period. Potentially dilutive securities consisting of convertible preferred stock, warrants and stock options were not included in the diluted loss per share attributable to common stock holders for all periods presented as the inclusion of such shares would have had an antidilutive effect. If the Company had generated net income, the shares used to calculate diluted earnings per share would have been 44.5 million, 114.3 million,

Xanodyne Pharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

195.3 million, 195.0 million (unaudited) and 204.9 million (unaudited) for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007, respectively.

				For the Nine Months Ended
	For The Years Ended December 31,			September 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
	(in thousands, except per share data)

Numerator:
Net loss, as reported	$(42,530)	$(122,446)	$(28,287)	$(10,825)	$(26,384)
Dividend accretion on preferred stock	—	(8,214)	(18,745)	(14,015)	(14,609)
Recapitalization of preferred and common stock	—	23,649	—	—	—

Net loss attributable to common stockholders	$(42,530)	$(107,011)	$(47,032)	$(24,840)	$(40,993)

Denominator:
Weighted average common shares outstanding, basic and diluted	2,610	3,209	3,608	3,428	4,142

Net loss per share attributable to common stockholders, basic and diluted	$(16.30)	$(33.35)	$(13.04)	$(7.25)	$(9.90)

Unaudited pro forma net loss per share assuming the conversion of all shares of convertible preferred stock, which convert automatically upon the completion of the initial public offering, is as follows:

	Year Ended	Year Ended
	December 31,	September 30,
	2006	2007
		(unaudited)
	(in thousands, except per share data)

Net loss, as reported	$(28,287)	$(26,384)
Weighted average common shares outstanding	3,608	4,142
Weighted average number of common shares assuming conversion of convertible preferred stock and warrants at the original date of issuance	191,648	200,800

Weighted average common shares used in computing pro forma net loss per share	195,256	204,942
Pro forma net loss per share — basic and diluted	$(0.14)	$(0.13)

Note 15.	Related Party Transactions

There are no related party transactions during the years ended December 31, 2004, 2005 and 2006 or the nine months ended September 30, 2006 and 2007.

Note 16.	Events Subsequent to September 30, 2007

On October 2, 2007, the Company entered into an agreement with a third party for the sublicense of the Company’s rights to an ANDA for azathioprine, a previously discontinued product. In exchange for this sublicense, the Company received an upfront payment of $35,000 and will receive an additional $35,000 upon delivery of certain technical information. The Company will also receive a single-digit royalty on net sales of the product covered by the ANDA, with a minimum annual royalty, for a period of five years.

Xanodyne Pharmaceuticals, Inc.

Notes to Financial Statements — (Continued)

On October 12, 2007, the Company entered into an agreement with XenoPort, Inc., pursuant to which the Company obtained an exclusive license under Xenoport patents and know-how to develop and commercialize products containing any of a specified set of pro-drugs of tranexamic acid for the treatment of excessive bleeding, menorrhagia and other indications in the United States. The Company is obligated to pay an upfront fee of $12.0 million, of which $6.0 million was paid on October 19, 2007 and the remaining $6.0 million is payable by October 2008. There are an additional $130.0 million of milestone payments payable upon achievement of specified development, regulatory and sales milestones for licensed products and up to an aggregate of $5.0 million payable upon achievement of specified development, regulatory and sales milestones for XP12B. In addition, the license agreement requires the Company to pay tiered double-digit royalties on net sales of licensed products and an escalating single-digit royalty on net sales of XP12B.

On November 2, 2007, the board of directors adopted the Company’s 2007 stock incentive plan (the “2007 Plan”). The 2007 Plan was approved by stockholders and became effective on November 8, 2007. The 2007 Plan provides for the grant of incentive stock options, non-statutory stock options, restricted stock awards and other stock unit awards. Upon effectiveness, 8,500,000 shares of common stock, plus the number of shares reserved for issuance under the Company’s 2001 stock incentive plan that remained available for grant at such time were reserved for issuance under the 2007 Plan. In addition, the 2007 Plan contains an “evergreen” provision, which provides for an annual increase in the number of shares available for issuance under the plan on the first day of each calendar year from 2008 through 2017. The annual increase in the number of shares will be equal to the lowest of 10,000,000 shares; a number of shares that, when added to the number of shares already reserved under the 2007 Plan, equals 2.5% of outstanding shares of common stock as of such date; or an amount determined by the board of directors.

The Company’s employees, officers, directors, consultants and advisors are eligible to receive awards under the 2007 Plan. Incentive stock options may only be granted to employees. The maximum number of shares of common stock with respect to which awards may be granted to any participant under the plan is 1,000,000 per calendar year.

The 2007 Plan also provides for automatic grants of options to non-employee directors as follows: 100,000 shares of common stock, upon the commencement of service on the board of directors; and 35,000 shares of common stock, on the date of each annual meeting of stockholders, provided that the director continues serving as a director after the annual meeting and has served on the board of directors for at least six months prior to the date of the annual meeting.

Report of Independent Registered Public Accounting Firm

To the Management of
Xanodyne Pharmaceuticals, Inc. and AAIPharma Inc.

We have audited the accompanying Special Purpose Statements of Product Revenue and Related Expenses for the years ended December 31, 2004 and 2003. These statements are the responsibility of the AAIPharma Inc.’s management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Special Purpose Statements of Product Revenue and Related Expenses are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Special Purpose Statements of Product Revenue and Related Expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Special Purpose Statements of Product Revenue and Related Expenses. We believe that our audits provide a reasonable basis for our opinion.

The Special Purpose Statements of Product Revenue and Related Expenses for the six months ended June 30, 2005 and 2004 contain information that we did not audit and, accordingly, we do not express and opinion on that data. However, we did perform a review of that data in accordance with the standards of the Public Company Oversight Accounting Board (Unites States).

As described in the Basis of Presentation note, the statements referred to above have been prepared in accordance with the Asset Purchase Agreement between Xanodyne Pharmaceuticals, Inc. and AAIPharma Inc. dated July 25, 2005 for the sale of certain assets of AAIPharma Inc. to Xanodyne Pharmaceuticals, Inc.

In our opinion, the statements referred to above present fairly, in all material aspects, the product revenue and related expenses described in the Basis of Presentation note for the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Cincinnati, Ohio
July 16, 2006

AAIPharma Inc. Pharmaceutical Products Acquired by Xanodyne Pharmaceuticals, Inc.
Special Purpose Statements of Product Revenue and Related Expenses

			For the Six Months Ended
	For The Years Ended December 31,		June 30,
	2003	2004	2004	2005
			(unaudited)	(unaudited)
	(in thousands)

Net Product Revenue	$65,982	$63,748	$33,029	$31,579
Related Product Expenses:
Direct Expenses	29,343	37,108	18,368	15,518
Sales and Marketing	21,646	21,597	15,472	721
General and Administrative	10,242	15,035	7,255	6,625
Intangible Asset Impairment	4,700	87,107	—	—
Guaranteed Purchase Commitment	—	11,695	—	—
Research and Development	9,894	14,434	10,067	2,321
Interest Expense, net	14,241	30,717	12,435	17,931
Loss from Extinguishment of Debt	1,236	5,690	5,690	6,200
Other (Income) Expense, net	(14)	1,016	—	202

Total Related Product Expenses	91,288	224,399	69,287	49,518

Product Revenue, Net of Related Product Expenses and Before Taxes	(25,306)	(160,651)	(36,258)	(17,939)
Income Taxes	—	—	—	—

Net Loss	$(25,306)	$(160,651)	$(36,258)	$(17,939)

AAIPharma Inc. Pharmaceutical Products Acquired by Xanodyne Pharmaceuticals, Inc.

Notes to Special Purpose Statements

Note 1.	Significant Accounting Policies

Basis of presentation

In July 2005, AAIPharma Inc. (“AAI”) sold the rights to most of its pharmaceutical products (the “Products”), primarily in the area of pain management, to Xanodyne Pharmaceuticals, Inc. (“Xanodyne”). Historically, financial statements were not prepared for the Products, as AAI did not maintain the Products as a separate business unit. Accordingly, it is impracticable to provide full audited financial statements for the Products, including balance sheets and statements of cash flows, or other information regarding operating, investing and financing cash flows. The special purpose statements are presented with accounts deemed to be product revenue and related product expenses. These statements have been prepared in accordance with the Asset Purchase Agreement between Xanodyne and AAI. These statements do not purport to represent all the costs, expenses and results associated with a stand alone, separate entity. These statements do not include all of the information and footnotes required by accounting principles generally accepted in the United States for annual financial statements. Operating results for the six months ended June 30, 2005 (unaudited) presented are not necessarily indicative of the results that may be expected for the full year.

The preparation of these statements requires management to make estimates and assumptions that affect the amounts reported in the special purpose statements and accompanying notes. The most significant estimates related to revenue reserves and sales allowances, including reserves for chargebacks, product returns, rebates and related allowances, an allowance for doubtful accounts, inventory reserves and useful lives for intangible assets. These estimates are also not necessarily indicative of the net sales and costs that would have resulted if the Products had been operated as a separate entity.

Revenue Recognition

AAI recognized revenue in accordance with the Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements as amended by Staff Accounting Bulletin No. 104 (together, “SAB 101”), and FASB Statement No. 48, Revenue Recognition When Right of Return Exists (“SFAS 48”). SAB 101 states that revenue should not be recognized until it is realized or realizable and earned. Revenue is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed and determinable; and (4) collectibility is reasonably assured. SFAS 48 states that revenue from sales transactions where the buyer has the right to return the product shall be recognized at the time of sale only if (1) the seller’s price to the buyer is substantially fixed or determinable at the date of sale; (2) the buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product; (3) the buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product; (4) the buyer acquiring the product for resale has economic substance apart from that provided by the seller; (5) the seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer; and (6) the amount of future returns can be reasonably estimated.

Net Revenues

The net revenues reported include total revenues less allowances for customer credits, including estimated discounts, rebates, chargebacks and product returns. Revenues for product sales were recognized at the time title and risk of loss were transferred to the customer, and the other criteria of SAB 101 and SFAS 48 were satisfied. Product shipping and handling costs are included in product cost of goods sold. At the time gross revenue was recognized from product sales, an adjustment, or decrease, to revenue for estimated chargebacks, rebates, discounts and returns was also recorded. These revenue reserves were determined on a product-by-product basis. Revenue reserves were established by management as its best estimate at the time of sale based on each product’s historical experience adjusted to reflect known changes in the factors that impact such reserves. Reserves for chargebacks, rebates and related allowances were established based on the contractual terms with customers; analysis of

AAIPharma Inc. Pharmaceutical Products Acquired by Xanodyne Pharmaceuticals, Inc.

Notes to Special Purpose Statements — (Continued)

historical levels of discounts, chargebacks and rebates; communications with customers and purchased information about the rate of prescriptions being written and the levels of inventory remaining in the distribution channel as well as expectations about the market for each product and anticipated introduction of competitive products. The reserves for chargebacks and returns were the most significant estimates used in the recognition of revenue from product sales. Contract prices were established for certain indirect customers that were supplied by the wholesale customers. A chargeback represents the difference between the current published wholesale acquisition cost and the indirect customer’s contract price. If the actual amount of cash discounts taken, chargebacks, rebates and expired product returns differed from the amounts estimated by management, material differences may have resulted from the amount of revenue recognized from product sales.

In the case of shipments made to wholesalers that did not meet the revenue recognition criteria of SFAS 48 and SAB 101, such shipments were accounted for using the consignment model. Product shipments accounted for under the consignment model included new product launches in 2003. Under the consignment model, revenue did not get recognized upon shipment of product. For these product sales, AAI invoiced the wholesaler, recorded deferred revenue at gross invoice sales price and classified the inventory held by the wholesaler as “consigned inventory” at the cost of goods for such inventory. AAI recognized revenue on consigned inventory when such inventory was sold through to the wholesalers’ customers, on a first-in first-out basis. Estimates of inventory at the wholesalers and deferred revenue on consigned inventory were based on (1) the projected prescription demand-based sales for its products; (2) an analysis of third-party information, including information obtained from certain wholesalers with respect to their inventory levels and sell-through to customers and third-party market research data; and (3) internal product sales information. These estimates were subject to the inherent limitations of estimates that rely on third-party data, as certain third-party information was itself in the form of estimates, and reflected other limitations. Sales and revenue recognition for such consigned inventory reflected estimates of actual product sold through to the wholesale customer.

Prior to 2003, the amount of actual product returns experienced had not been significant. As a result, actual returns were charged against revenue in the period they occurred and aggregate revenue reserves were evaluated to determine if they were sufficient to cover estimated chargebacks, rebates and related allowances, as well as the expected rate of returns, and adjusted as deemed necessary. In 2003, AAI began segregating products return reserve, which prior thereto AAI believed was adequately covered by the aggregate revenue reserves for chargebacks, rebates and related allowances. AAI increased the level of detail included in the analyses to include analyzing inventory in the channel to determine remaining shelf life. Returns reserve needs are primarily related to the number of months of inventory estimated to be in the distribution channel. Levels of inventory in the distribution channel were monitored and estimated based on information purchased from the wholesalers, combined with active discussions between sales personnel and the wholesalers to which AAI supplied products. In addition, actual sales, returns and chargeback history were used to assess the reasonableness of the estimated number of months of inventory on hand at the wholesalers. The shelf life of products remaining in the distribution channel was estimated based on an analysis of the lots sold. Each batch had a specific expiration date. A review of the actual returns history was performed and the run rate of sales out of the distribution channel was estimated. Estimated product returns reserves were adjusted based on these reviews. Reserves may also have been adjusted to reflect any significant changes in trends or based upon new information that AAI believed may have affected the reserve needs. Allowances for new product introductions were estimated based on the experiences for similar products currently marketed and were adjusted as deemed necessary based on the experience with each product. The reserve analysis also included a review for the potential introduction of generic competition and the resulting impact on pricing and returns reserves. Existing reserves were adjusted accordingly to reflect the estimate for any impact these factors may have.

Research and Development Costs

AAI historically engaged in numerous research and development (“R&D”) projects with the objective of growth and utilization of its portfolio of proprietary technologies and patent and intellectual property rights to bring

AAIPharma Inc. Pharmaceutical Products Acquired by Xanodyne Pharmaceuticals, Inc.

Notes to Special Purpose Statements — (Continued)

products to market or to license or sell these technologies to others. R&D expenses represented direct salaries of R&D personnel, raw material expenses, third party consulting and testing costs, along with an allocation of indirect costs such as management and administrative overhead costs and facilities costs. R&D costs were charged to expense as incurred.

Intangible Asset Impairment

In 2004 and 2003, AAI performed an analysis of the carrying value of the intangible assets associated with the Darvon, Darvocet and DA 500 products. Based on discounted cash flows using updated assumptions, AAI determined they were impaired. AAI recorded an impairment charge of $87.1 million and $4.7 million for the years ended December 31, 2004 and 2003, respectively.

Guaranteed Purchase Commitments

In the fourth quarter of 2004, AAI recorded a charge of $11.7 million, and established a corresponding reserve, related to a pharmaceutical product manufacturing supply agreement entered into in 2003 requiring AAI, subject to the terms and conditions of the agreement, to purchase a minimum level of products on a take-or-pay basis by September 2006.

Concentration of Credit Risk

Products were sold to pharmaceutical wholesalers, the largest three of which accounted for approximately 80% of the product sales net revenues for the years ended December 31, 2004 and 2003 and for the six months ended June 30, 2005 and 2004, respectively.

Income Taxes

Income taxes have been accounted for using the liability method in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of differences between the tax basis of assets or liabilities and their carrying amounts in the consolidated financial statements. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will either expire before AAI is able to realize their benefit or if future deductibility is uncertain. Developing the provision for income taxes requires significant judgment and expertise in federal and state income tax laws, regulations and strategies, including the determination of deferred tax assets and liabilities and, if necessary, any valuation allowances that may be required for deferred tax assets. AAI’s judgments and tax strategies are subject to audit by various taxing authorities. While AAI believes that it has provided adequately for its income tax liabilities in the special purpose statements, adverse determinations by these taxing authorities could have a material adverse effect on the AAI’s consolidated financial condition and results of operations.

For the years ended December 31, 2004 and 2003 and the six months ended June 30, 2005 and 2004, the Products generated a loss before taxes. The deferred tax asset generated from these net operating loss carryforwards was offset with a full valuation allowance; therefore, there is no income tax expense or benefit associated with these products for the periods presented.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by the Registrant. All amounts are estimates except the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority, Inc. filing fee.

Amount

Securities and Exchange Commission registration fee		$2,648
Financial Industry Regulatory Authority, Inc. filing fee		9,125
NASDAQ listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total Expenses	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of its directors or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

Our certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

Our certificate of incorporation also provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee or, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If we don’t assume the defense, expenses must be advanced to an Indemnitee under certain circumstances.

We have entered into indemnification agreements with our directors and executive officers. In general, these agreements provide that we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as a director or officer of our company or in connection with their service at our request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that a director or executive officer makes a claim for indemnification and establish certain presumptions that are favorable to the director or executive officer.

We maintain a general liability insurance policy which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

The underwriting agreement we will enter into in connection with the offering of common stock being registered hereby provides that the underwriters will indemnify, under certain conditions, our directors and officers (as well as certain other persons) against certain liabilities arising in connection with such offering.

Item 15.	Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of common stock and preferred stock issued, and options and warrants granted, by the Registrant within the past three years that were not registered under the Securities Act of 1933, as amended. Also included is the consideration, if any, received by the Registrant for such shares, options and warrants and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(a)	Issuances of Securities

In July 2005 and June 2007, the Registrant issued an aggregate of 159,457,018 shares of series A-1 convertible preferred stock at a price per share of $1.2229 for an aggregate purchase price of $195 million. In connection with the July 2005 transaction, all outstanding shares of the Registrant’s series A, B, C, W, X, Y and Z convertible preferred stock converted into 49,047,840 shares of series A-1 convertible preferred stock. In May 2005, the Registrant issued convertible secured promissory notes with an annual interest rate of 10% to investors in an aggregate principal amount of $4,250,000. In July 2005, these promissory notes converted into an aggregate of 3,475,345 shares of series A-1 convertible preferred stock in connection with the series A-1 convertible preferred stock financing.

In October 2006, the Registrant sold 400,000 shares of series A-1 convertible preferred stock to William Nuerge, the Registrant’s former President and Chief Executive Officer, at a price per share of $1.2229 for an aggregate purchase price of $489,160.

In July 2005, exchange rights originally granted in 2002, for specified intellectual property, were exercised for approximately 1,239,586 shares of common stock.

No underwriters were involved in the foregoing sales of securities. The securities described in this section (a) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act, including Regulation D promulgated thereunder, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers of shares of convertible preferred stock described above represented to the Registrant in connection with their purchase that they were accredited investors and were acquiring the shares for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

(b)	Stock Option Grants

Since inception, the Registrant has issued options to certain employees, consultants and others to purchase an aggregate of 21,722,751 shares of common stock as of December 31, 2007. As of December 31, 2007, options to purchase 49,811 shares of common stock had been exercised and options to purchase 13,532,462 shares of common stock remained outstanding at a weighted average exercise price of $1.09 per share.

The stock options and the common stock issuable upon the exercise of such options as described in this section (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with the Registrant’s employees, directors and consultants in reliance on the exemption provided by Rule 701 promulgated under the Securities Act. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

(c)	Issuance of Management Incentive Shares

In September 2006, the Registrant issued an aggregate of 739,560 shares of common stock to its executive officers and certain other employees for no consideration.

The common stock described in this section (c) of Item 15 was issued pursuant to written compensatory plans or arrangements with the Registrant’s employees, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

(d)	Restricted Stock Unit Grants

In December 2007, the Registrant issued restricted stock units for 1,250,000 shares of common stock. As of December 31, 2007, all of these restricted stock units remained outstanding.

The restricted stock units and the common stock issuable pursuant to the restricted stock units as described in this section (d) of Item 15 were issued pursuant to written compensatory plans or arrangements with the Registrant’s employees and directors, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

(e)	Issuance of Warrants

In connection with the Registrant’s senior secured debt facility, as amended, and borrowings under that facility, the Registrant issued to affiliates of Silver Point Capital and Bank of America Securities warrants to purchase

3,053,119 shares of common stock on June 20, 2007. The common stock warrants have an exercise price of $0.001 per share.

The sale and issuance of these warrants were made in reliance on the exemption provided by Section 4(2) of the Securities Act, including Regulation D promulgated thereunder. The recipients of warrants in the transaction described above represented that they were accredited investors and were acquiring the warrants for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the warrants for an indefinite period of time and appropriate legends were affixed to the instruments representing such warrants issued in such transactions. Such recipients either received adequate information about us or had, through its relationship with us, access to such information.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16.	Exhibits and Financial Statement Schedules.

(a) The exhibits to the registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

(b) The following financial statement schedule is furnished with this registration statement:

Schedule II — Valuation and Qualifying Accounts

All other financial statement schedules have been omitted because they are not required or are not applicable or the required information is included in the financial statements or notes thereto.

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport, Commonwealth of Kentucky, on this 14th day of January, 2008.

XANODYNE PHARMACEUTICALS, INC.

By:	/s/ Gregory D. Flexter
Gregory D. Flexter
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ Gregory D. Flexter Gregory D. Flexter	President, Chief Executive Officer and Director (Principal Executive Officer)	January 14, 2008

/s/ Stephen A. Stamp Stephen A. Stamp	Chief Financial Officer and Executive Vice President, Business Development (Principal Financial and Accounting Officer)	January 14, 2008

* Rolf A. Classon	Chairman of the Board of Directors	January 14, 2008

* James H. Cavanaugh, Ph.D.	Director	January 14, 2008

* James L. Currie	Director	January 14, 2008

* Ansbert K. Gadicke, M.D.	Director	January 14, 2008

* Cathrin Petty	Director	January 14, 2008

* Dennis Purcell	Director	January 14, 2008

* Steven St. Peter, M.D.	Director	January 14, 2008

* Craig A. Tooman	Director	January 14, 2008

* Michael J. Valentino	Director	January 14, 2008

*By:	/s/ Gregory D. Flexter
Gregory D. Flexter
Attorney-in-fact

Exhibit Index

Exhibit
Number		Description of Exhibit

1	.1**	Underwriting Agreement
3	.1*	Seventh Amended and Restated Certificate of Incorporation of the Registrant, as amended
3	.2*	Amended and Restated By-laws of the Registrant
3	.3**	Certificate of Amendment to Seventh Amended and Restated Certificate of Incorporation of the Registrant, as amended, to be effective prior to the effectiveness of the Registration Statement
3	.4**	Restated Certificate of Incorporation of the Registrant to be effective upon the closing of this offering
3	.5**	Amended and Restated By-laws of the Registrant to be effective upon the closing of this offering
4	.1**	Specimen Certificate evidencing shares of common stock
4	.2*	Amended and Restated Investor Rights Agreement, dated as of June 20, 2007, by and among the Registrant, the Preferred Stockholders, Silver Point Capital Fund, LP, Silver Point Capital Offshore Fund, Ltd., SPCP Group III LLC and Blue Ridge Investments, LLC, as amended on November 8, 2007
4	.3*	Form of Warrant issued by the Registrant to Silver Point Capital Fund, LP, Silver Point Capital Offshore Fund, Ltd., SPCP Group III LLC and Blue Ridge Investments, LLC
4	.4*	Warrant issued by the Registrant to Silicon Valley Bancshares
5	.1**	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP
10	.1*	Integrity Pharmaceutical Corporation 1999 Stock Incentive Plan
10	.2*	Second Amended and Restated 2001 Stock Incentive Plan
10	.3*	2007 Stock Incentive Plan
10	.4*	Form of Incentive Stock Option Agreement under 2007 Stock Incentive Plan
10	.5*	Form of Nonstatutory Stock Option Agreement under 2007 Stock Incentive Plan
10	.6*	Sublease Agreement, dated as of October 7, 2005, between the Registrant and Shire U.S. Inc.
10	.7*	Financing Agreement, dated as of July 25, 2005, by and among the Registrant, certain of its subsidiaries, as guarantors, the Lenders party thereto and Silver Point Finance, LLC, as administrative and collateral agent, as amended on September 29, 2005, June 20, 2007, October 17, 2007 and November 29, 2007
10	.8*	Asset Purchase Agreement, dated as of May 6, 2005, between the Registrant, AAIPharma Inc. and AAIPharma, LLC, as amended on June 7, 2005 and July 18, 2005
10	.9*†	Master Services Agreement, dated as of July 25, 2005, between the Registrant and AAI Development Services, a division of AAIPharma Inc., as amended in August 2005 and on May 25, 2006
10	.10*†	Commercial Manufacturing Agreement, dated as of July 25, 2005, between the Registrant and AAI Development Services, a division of AAIPharma Inc., as amended on May 25, 2006
10	.11*†	Assignment Transfer and Assumption Agreement between AAIPharma Inc., AAIPharma, LLC and Eli Lilly and Company, dated as of February 18, 2002, as amended on March 28, 2002 and October 31, 2002
10	.12*†	Licensing Agreement, dated as of October 12, 2007, between the Registrant and XenoPort, Inc.
10	.13**†	Manufacturing Agreement, effective January 1, 2008, between Boehringer Ingelheim Roxane, Inc. and the Registrant
10	.14*†	Manufacturing and Supply Agreement, dated as of January 26, 2004, between DSM Pharmaceuticals, Inc. and AAIPharma, LLC
10	.15*†	Supply Agreement, dated as of April 30, 2007, between J.B. Laboratories, Inc. and the Registrant
10	.16*†	Master Services Agreement, effective February 9, 2004, between the Registrant and LBR Regulatory and Clinical Consulting Services
10	.17*	Employment Agreement, dated as of December 7, 2007, between the Registrant and Kevin T. Anderson
10	.18*	Employment Agreement, dated as of December 3, 2007, between the Registrant and Daniel W. Docherty

Exhibit
Number		Description of Exhibit

10	.19*	Employment Agreement, dated as of December 7, 2007, between the Registrant and Stephen A. Stamp
10	.20**	Employment Agreement, dated as of December 19, 2007, between the Registrant and Gregory D. Flexter
10	.21*	Employment Agreement, dated as of December 7, 2007, between the Registrant and Thomas P. Jennings
10	.22*	Relocation Services Agreement, dated as of November 30, 2007, between the Registrant, Home Services Relocation, LLC and Jim Huff Realty, Inc.
10	.23**	Form of Director and Officer Indemnification Agreement
10	.24*	Non-Employee Director Compensation and Reimbursement Policy
10.25		Form of Restricted Stock Unit Agreement
10	.26**	Distribution Services Agreement, dated as of October 1, 2004, between the Registrant and Cardinal Health, as amended on August 1, 2005 and January 1, 2006
10	.27**	Core Distribution Agreement, dated as of November 1, 2005, between the Registrant and McKesson Corporation
23.1		Consent of Ernst & Young LLP
23	.2**	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)
24	.1*	Power of Attorney (included on signature page)

*	Previously field

**	To be filed by amendment.

†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Schedule II
Valuation and Qualifying Accounts
(in thousands)

			Additions
	Balance at		Charges to		Balance
	Beginning		Costs and		at End
	of Period	Additions(4)	Expenses(5)	Deductions	of Period

For the year ended December 31, 2004
Allowance for doubtful accounts(1)	$26	$851	$55	$(73)	$859
Allowance for wholesaler fees(2)	—	—	103	—	103
Allowance for prompt payment discounts(2)	55	2	373	(396)	34
Allowance for medicaid and medicare rebates(2)	39	—	721	(425)	335
Allowance for chargeback(2)	567	327	929	(1,403)	420
Allowance for administrative fees(2)	12	—	39	(41)	10
Allowance for sales returns(2)	1,375	863	3,943	(3,756)	2,425
Allowance for product recalls(2)	—	51	—	—	51
Inventory reserves(3)	—	—	1,094	—	1,094
For the year ended December 31, 2005
Allowance for doubtful accounts(1)	$859	$—	$112	$(540)	$431
Allowance for wholesaler fees(2)	103	—	1,089	(558)	634
Allowance for prompt payment discounts(2)	34	—	1,371	(1,159)	246
Allowance for medicaid and medicare rebates(2)	335	—	2,642	(937)	2,040
Allowance for chargebacks(2)	420	—	6,706	(4,685)	2,441
Allowance for administrative fees(2)	10	—	171	(128)	53
Allowance for sales returns(2)	2,425	—	4,145	(4,652)	1,918
Allowance for product recalls(2)	51	—	21	—	72
Inventory reserves(3)	1,094	—	354	(355)	1,093
For the year ended December 31, 2006
Allowance for doubtful accounts(1)	$431	$—	$128	$(288)	$271
Allowance for wholesaler fees(2)	634	—	2,872	(2,014)	1,492
Allowance for prompt payment discounts(2)	246	—	1,796	(1,906)	136
Allowance for medicaid and medicare rebates(2)	2,040	—	2,643	(4,013)	670
Allowance for chargebacks(2)	2,441	—	6,950	(8,298)	1,093
Allowance for administrative fees(2)	53	—	356	(391)	18
Allowance for sales returns(2)	1,918	—	7,788	(4,723)	4,983
Allowance for product recalls(2)	72	—	57	(129)	—
Inventory reserves(3)	1,093	—	584	(33)	1,644

(1)	Shown as a reduction to accounts receivable.
(2)	Included in accrued expenses.
(3)	Shown as a reduction to inventory.
(4)	Amounts represent liabilities assumed as a result of the acquisition of Integrity Pharmaceutical Corporation on February 6, 2004.
(5)	All charges except doubtful accounts and inventory reserves are reflected as a reduction of revenue.